As filed with the Securities and Exchange Commission on January 3, 2007
Registration No. 333-139456
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Developers Diversified Realty Corporation
(Exact name of registrant as specified in its charter)

Ohio	6798	34-1723097

(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

3300 Enterprise Parkway	Scott A. Wolstein, Chief Executive Officer
Beachwood, Ohio 44122	Developers Diversified Realty Corporation
(216) 755-5500	3300 Enterprise Parkway
(Address, including zip code, and telephone number,	Beachwood, Ohio 44122
including area code, of registrant’s principal	(216) 755-5500
executive offices)	(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Ronald A. Stepanovic	David J. Kaufman
Baker & Hostetler LLP	Duane Morris LLP
3200 National City Center	227 West Monroe Street
1900 East 9th Street	Suite 3400
Cleveland, Ohio 44114	Chicago, Illinois 60606
(216) 621-0200	(312) 499-6700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this Registration Statement and the satisfaction of all conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

READ THIS FIRST

You are cordially invited to attend a special meeting of the stockholders of Inland Retail Real Estate Trust, Inc., or IRRETI, a Maryland corporation, to be held at 2901 Butterfield Road, Oak Brook, Illinois 60523, on February 22, 2007 at 3:00 p.m. Central Standard Time.

The IRRETI board of directors and the board of directors of Developers Diversified Realty Corporation, or DDR, have approved an Agreement and Plan of Merger, dated October 20, 2006, among IRRETI, DDR and a subsidiary of DDR, that provides for the merger of IRRETI with and into a subsidiary of DDR, with the subsidiary surviving the merger. The Agreement and Plan of Merger was subsequently amended by the First Amendment to Agreement and Plan of Merger, effective as of December 26, 2006, among DDR, IRRETI and the DDR subsidiary. The Agreement and Plan of Merger, as amended by the First Amendment to Agreement and Plan of Merger, is sometimes referred to as the “merger agreement” and is attached hereto as Annex A.

At the special meeting, you will be asked to consider and vote upon a proposal to approve the merger agreement and the merger. In connection with the merger, you will be entitled to receive for each share of IRRETI common stock that you own as of the completion of the merger $14.00 in cash, plus an amount equal to $0.069167 multiplied by the quotient of: (a) the number of days between the last day of the last month for which IRRETI paid a full monthly distribution and the closing date of the merger (including the closing date), divided by (b) the number of days in the month in which the closing occurs. The merger consideration will be paid without interest and is subject to adjustment in certain circumstances. However, DDR may elect to pay up to $4.00 of the per share merger consideration in the form of DDR common shares instead of cash. DDR has the right to make this stock election any time prior to February 7, 2007, the date that is 15 days before the date of the special meeting. DDR may revoke its stock election at any time if the revocation would not delay the special meeting by more than 10 business days. If DDR makes and does not revoke the stock election, the number of DDR common shares that IRRETI stockholders will receive will be determined based on the average closing price of DDR common shares over the 10 consecutive trading days immediately preceding the two consecutive trading days immediately preceding the date of the special meeting. You will no longer be an IRRETI stockholder following the merger. DDR common shares are traded on the New York Stock Exchange under the symbol “DDR.”

The IRRETI board of directors unanimously (subject to the recusal of two directors) recommends that you vote “FOR” the approval of the merger agreement and the merger and “FOR” the other items set forth in the enclosed proxy card.

The merger cannot be completed unless IRRETI stockholders approve the merger agreement and the merger at the special meeting, and certain other closing conditions are met. Under the Maryland General Corporation Law, the affirmative vote, whether in person or by proxy, of the holders of at least two-thirds of the outstanding shares of IRRETI common stock entitled to vote at the special meeting is required to approve the merger agreement and the merger.

The accompanying proxy statement/prospectus provides you with detailed information about the special meeting, the merger agreement and the merger. Please read the entire proxy statement/prospectus carefully. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” beginning on page 24. You also may obtain information from publicly available documents filed by IRRETI and DDR with the Securities and Exchange Commission. You have received the enclosed proxy statement/prospectus because you are a stockholder of record of IRRETI as of December 15, 2006, the record date for stockholders entitled to vote at the special meeting.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated January 3, 2007 and is expected to be first mailed to IRRETI stockholders on or about January 5, 2007.

SOURCES OF ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about IRRETI and DDR that is not included or delivered with this proxy statement/prospectus. This information is available without charge to IRRETI stockholders upon written or verbal request. You can obtain the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Developers Diversified Realty Corporation	Inland Retail Real Estate Trust, Inc.
3300 Enterprise Parkway	2901 Butterfield Road
Beachwood, Ohio 44122	Oak Brook, Illinois 60523
Attention: Investor Relations	Attn: Investor Relations
Telephone: (877) DDR-LEAD	Telephone: (800) 348-9192

To obtain delivery of requested documents prior to the special meeting, you must request them no later than February 15, 2007, which is five business days prior to the date of the special meeting.

Also see “Where You Can Find More Information” on page 151 of this proxy statement/prospectus.

IT IS IMPORTANT THAT YOU READ THE ENCLOSED PROXY STATEMENT/PROSPECTUS AND THAT YOU VOTE. Failure to vote will have the same effect as a vote against approval of the merger agreement and the merger. You can vote by mailing back the enclosed proxy card, by calling the toll-free number of IRRETI’s proxy service, by accessing the website of IRRETI’s proxy service, or by attending the special meeting and voting in person. Unless you attend the special meeting in person, WE MUST RECEIVE YOUR PROXY VOTE BY FEBRUARY 21, 2007.

If you have any questions, or need help with any of the documents included in this package, please call our independent proxy service, Morrow & Co., Inc. at (800) 573-4804 or write us at Inland Retail Real Estate Trust, Inc., c/o Morrow & Co., Inc., 470 West Avenue, Stamford, Connecticut 06902. The following list describes the materials enclosed in this package. If anything is missing, please call the number above.

•	Proxy Card — Mark, sign, date and return the card if you want to vote by mail.

•	Return Envelope — For the proxy card.

•	Proxy Statement/Prospectus — The detailed information you should rely upon in determining how to cast your vote.

Please do not send your stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your certificates.

INSTRUCTION GUIDE FOR VOTING

FOUR WAYS TO VOTE

Vote by Mail

Simply mark, sign, date and return the enclosed proxy card as promptly as possible in the prepaid-postage envelope enclosed. We must receive your proxy card prior to the special meeting in order for your shares to be voted at the special meeting.

Vote by Telephone

It’s fast and convenient, and your vote is immediately confirmed and posted.

Just Follow These Four Easy Steps:

•	Read the accompanying proxy statement/prospectus and proxy card;

•	Using a touch-tone phone, call the toll-free number, (800) 730-8449;

•	Enter your CONTROL NUMBER located on your proxy card; and

•	Follow the simple recorded instructions.

Your vote is important!
Call 24 hours a day

Vote by Internet

It’s fast and convenient, and your vote is immediately confirmed and posted.

Just Follow These Four Easy Steps:

•	Read the accompanying proxy statement/prospectus and proxy card;

•	Go to the website www.proxyvoting.com/INLAND;

•	Enter your CONTROL NUMBER located on your proxy card; and

•	Follow the simple instructions on the website.

Your vote is important!
Go to www.proxyvoting.com/INLAND 24 hours a day

Vote in Person

Alternatively, you may vote by attending the special meeting and voting in person.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
DATE: February 22, 2007
TIME: 3:00 p.m.
PLACE: 2901 Butterfield Road
Oak Brook, Illinois 60523

To Our Stockholders:

Notice is hereby given that Inland Retail Real Estate Trust, Inc., or IRRETI or “we,” a Maryland corporation, is holding a special meeting of its stockholders at 2901 Butterfield Road, Oak Brook, Illinois 60523 on February 22, 2007 at 3:00 p.m. Central Standard Time.

The purposes of the special meeting are:

•	To approve the Agreement and Plan of Merger, dated October 20, 2006, among IRRETI, Developers Diversified Realty Corporation, or DDR, and DDR IRR Acquisition LLC, as subsequently amended by the First Amendment to Agreement and Plan of Merger, effective as of December 26, 2006, among DDR, IRRETI and DDR IRR Acquisition LLC, and the merger;

•	To approve an adjournment of the special meeting, if necessary, to solicit additional proxies if there is an insufficient number of votes at the time of the special meeting to approve the merger agreement and the merger; and

•	To transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

The Agreement and Plan of Merger, as amended by the First Amendment to Agreement and Plan of Merger, is attached hereto as Annex A. The board of directors has fixed the close of business on December 15, 2006 as the record date for determining stockholders of record entitled to notice of and to vote at the special meeting.

A proxy statement/prospectus and proxy card accompany this notice. We are also providing you with a copy of our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006.

We hope to have the maximum number of stockholders present in person or by proxy at the special meeting. To assure your representation at the special meeting, please authorize a proxy to vote your shares by marking, signing, dating and returning the enclosed proxy card. You may also vote your shares telephonically or via the Internet by following the procedures described in the attached proxy statement/prospectus. YOUR COOPERATION IN PROMPTLY SUBMITTING YOUR PROXY CARD OR OTHERWISE VOTING WILL BE VERY MUCH APPRECIATED. For specific instructions, please refer to the instructions on the proxy card.

You may use the enclosed envelope which requires no further postage if mailed in the United States to return your proxy card. If you attend the special meeting and are a stockholder of record, you may revoke your proxy and vote in person, if you desire.

By order of the Board of Directors,

Richard P. Imperiale
Chairman of the Board of Directors

2901 BUTTERFIELD ROAD
OAK BROOK, ILLINOIS 60523
TELEPHONE: (630) 218-8000

PROXY STATEMENT/PROSPECTUS
FOR SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD FEBRUARY 22, 2007

Unless the context otherwise requires, all references to “our,” “we” and “us” in this proxy statement/prospectus relate to Inland Retail Real Estate Trust, Inc., or IRRETI, and those entities owned or controlled directly or indirectly by IRRETI.

Our board of directors is furnishing you this proxy statement/prospectus to solicit proxies on its behalf to be voted at our special meeting of stockholders to be held on February 22, 2007, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Special Meeting of Stockholders. We encourage your participation in the voting at the special meeting and solicit your support on each proposal to be presented.

This proxy statement/prospectus and the accompanying proxy card are first being mailed to stockholders on or about January 5, 2007.

The mailing address of our principal executive offices is 2901 Butterfield Road, Oak Brook, Illinois 60523.

At the special meeting you will be asked to vote upon a proposal to approve an Agreement and Plan of Merger, dated October 20, 2006, among IRRETI, Developers Diversified Realty Corporation, or DDR, and DRR IRR Acquisition LLC, or Merger Sub, as subsequently amended by the First Amendment to Agreement and Plan of Merger, effective as of December 26, 2006, among DDR, IRRETI and Merger Sub, and the merger, pursuant to which IRRETI will be merged with and into Merger Sub with Merger Sub surviving the merger. The Agreement and Plan of Merger, as amended by the First Amendment to Agreement and Plan of Merger, is sometimes referred to as the “merger agreement” and is attached hereto as Annex A.

Two of our directors recused themselves from discussions relating to, or voting on, the merger agreement and the merger.

The affirmative vote, whether in person or by proxy, of the holders of at least two-thirds of the outstanding shares of IRRETI common stock entitled to vote at the special meeting is required to approve the merger agreement and the merger. Even if our stockholders approve the merger agreement and the merger, the completion of the merger is subject to customary closing conditions. Please authorize a proxy to vote your shares promptly. Instructions for authorizing a proxy to vote your shares are on the enclosed proxy card.

STOCKHOLDERS ARE URGED TO READ AND CONSIDER CAREFULLY THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND TO CONSULT WITH THEIR PERSONAL FINANCIAL ADVISORS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

i

ii

ANNEXES

A.	Agreement and Plan of Merger, dated as of October 20, 2006, by and among Inland Retail Real Estate Trust, Inc., Developers Diversified Realty Corporation and DDR IRR Acquisition LLC, and First Amendment to Agreement and Plan of Merger, effective as of December 26, 2006, among Inland Retail Real Estate Trust, Inc., Developers Diversified Realty Corporation and DDR IRR Acquisition LLC

B.	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated October 20, 2006

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: Why am I receiving these materials?

A:	DDR and IRRETI have agreed to the acquisition of IRRETI by DDR via merger in accordance with the terms of the merger agreement that is described in this proxy statement/prospectus. The affirmative vote, whether in person or by proxy, of the holders of at least two-thirds of the outstanding shares of IRRETI common stock entitled to vote at the special meeting is required to approve the merger agreement and the merger. This proxy statement/prospectus contains important information about the special meeting, the merger agreement and the merger. DDR and IRRETI are sending you these materials to help you decide whether to approve the merger agreement and the merger.

Q: Why are DDR and IRRETI proposing to enter into the merger?

A: IRRETI’s reasons for the merger include, among other things:

•	the value and form of the merger consideration;

•	current favorable market conditions for selling IRRETI;

•	the belief of the IRRETI board of directors that the merger represents a more desirable alternative for its stockholders than continuing to operate as an independent company under IRRETI’s current strategic business plan;

•	the determination by the IRRETI board of directors that the merger is more desirable than other strategic alternatives;

•	the opinion and analyses of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., or Houlihan Lokey, as to the fairness of the merger consideration to IRRETI stockholders as of October 20, 2006, based upon and subject to the assumptions, qualifications, limitations and other matters described in Houlihan Lokey’s written opinion;

•	the risks associated with IRRETI listing its common stock on a national exchange;

•	the likelihood that the transaction with DDR will be completed; and

•	the existence of a limited termination right in the event of an unsolicited bona fide superior proposal.

DDR’s reasons for the merger include, among other things:

•	the similarity of IRRETI’s and DDR’s property portfolios;

•	the quality of IRRETI’s property portfolio;

•	the potential for the merger to strengthen DDR’s position as the nation’s leading owner, developer and manager of market-dominant community centers;

•	the existence of anticipated cost savings to DDR following the merger;

•	the potential for DDR to manage IRRETI’s shopping center properties more efficiently following the merger as a result of the significant geographic overlap of DDR’s and IRRETI’s portfolios; and

•	DDR’s view that the increased size of DDR following the merger could provide greater financial flexibility to DDR, and that DDR’s increased equity market capitalization could result in greater liquidity for DDR’s shareholders.

Q: What will I receive in the merger?

A:	For each share of IRRETI common stock that you own as of the completion of the merger, you will be entitled to receive $14.00 in cash, plus an amount, which we sometimes refer to as the “distribution portion,” equal to $0.069167 multiplied by the quotient of: (a) the number of days between the last day of the last month for which IRRETI paid a full monthly distribution and the closing date of the merger (including the closing date), divided by (b) the number of days in the month in which the closing occurs. The merger consideration will be paid without interest and is subject to adjustment in certain circumstances. However, DDR may elect to pay up to $4.00 of the per share merger consideration in the form of DDR common shares instead of cash. DDR has the right to make this stock election any time prior to February 7, 2007, the date that is 15 days before the date of the special meeting. If DDR, makes a stock election, DDR and IRRETI will issue a joint press release as soon as practicable thereafter announcing that DDR has made a stock election and the amount of such election. DDR may revoke its stock election at any time if the revocation would not delay the special meeting by more than 10 business days. If DDR makes and does not revoke the stock election, the number of DDR common shares that IRRETI stockholders will receive in the merger will be determined based on the average closing price of DDR common shares over the 10 consecutive trading days immediately preceding the two consecutive trading days immediately preceding the date of the special meeting. As soon as the number of DDR common shares that IRRETI stockholders will receive in the merger can be determined, DDR and IRRETI will issue another joint press release announcing such number. If DDR makes and does not revoke the stock election, cash (without interest) will be paid to IRRETI stockholders instead of fractional DDR common shares.

Assuming DDR elects to deliver $4.00 of the per share merger consideration in the form of DDR common shares, and assuming an average closing price of $62.95, which was the closing price of DDR common shares on December 29, 2006, DDR common shares to be issued to IRRETI stockholders in the merger would represent approximately 13.3% of DDR’s common shares outstanding immediately after the merger. DDR common shares are publicly traded on the New York Stock Exchange under the symbol “DDR.” IRRETI urges its stockholders to obtain a current quote for DDR’s common shares before voting.

DDR has entered into a joint venture with an affiliate of Teachers Insurance and Annuity Association, College Retirement Equities Fund, or TIAA-CREF, to purchase, for approximately $3.1 billion of total asset value, a portfolio of up to 67 community retail centers representing a portion of the assets currently owned by IRRETI. We sometimes refer to this joint venture as the “TIAA-CREF Joint Venture.” Pursuant to the merger agreement, IRRETI has agreed that, if requested by DDR, it will sell these assets to DDR or the TIAA-CREF Joint Venture immediately prior to the effective time of the merger. The properties in this portfolio are located predominantly in southeastern United States markets and are currently anchored by leading discount and specialty retailers. The purchase by the TIAA-CREF Joint Venture of these 67 properties is conditioned upon the consummation of the merger and certain other closing conditions.

An affiliate of TIAA-CREF will contribute 85% of the equity in the TIAA-CREF Joint Venture, and an affiliate of DDR will contribute 15% of the equity in the TIAA-CREF Joint Venture. The parties expect that leverage or borrowings will not exceed 60% of the aggregate value of the properties. DDR will earn fees for asset management, leasing, property management, development/tenant coordination and acquisitions.

DDR will also earn a promoted interest equal to 20% of the cash flow of the TIAA-CREF Joint Venture after the co-venturers have received an internal rate of return equal to 10% on their equity investment.

Q: Where and when is the IRRETI special meeting?

A:	The special meeting will take place at the offices of Inland Retail Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523 on February 22, 2007 at 3:00 p.m. Central Standard Time.

Q: What vote is required to approve the merger agreement and the merger?

A:	The affirmative vote, whether in person or by proxy, of the holders of at least two-thirds of the outstanding shares of IRRETI common stock entitled to vote at the special meeting is required to approve the merger agreement and the merger.

Q: Will I continue to receive monthly cash distributions on my shares of IRRETI common stock?

A:	You will continue to receive monthly cash distributions on your IRRETI common stock of up to $0.069167 per share for each calendar month prior to the calendar month in which the merger occurs. For the calendar month in which the merger occurs, you will not receive a monthly cash distribution on your IRRETI common stock, but will instead receive the distribution portion of the merger consideration for each share of IRRETI common stock that you hold as of the effective time of the merger.

Q: How does the IRRETI board of directors recommend that I vote?

A:	The IRRETI board of directors unanimously (subject to the recusal of two directors) recommends that IRRETI stockholders vote “FOR” the proposal to approve the merger agreement and the merger. In making this determination, Brenda G. Gujral, one of IRRETI’s directors who is also the President of Inland Securities Corporation, and Thomas P. McGuinness, one of IRRETI’s directors who is also IRRETI’s Chief Operating Officer and the Chairman of one or more property management companies associated with The Inland Group of Companies, Inc., recused themselves. For a more complete discussion of the recommendation of the IRRETI board of directors, see page 35.

Q: What do I need to do now?

A:	After you have read this proxy statement/prospectus carefully, please indicate on the enclosed proxy card how you want to vote. Mark, sign, date and return the proxy card in the enclosed prepaid return envelope as soon as possible. Alternatively, you may vote via telephone or the Internet, as explained in our Instruction Guide to Voting. You should vote or return a proxy card now, even if you expect to attend the special meeting and vote in person. Voting or returning a proxy card now will not prevent you from later canceling or revoking your vote or proxy and changing your vote at any time before the vote at the special meeting and will ensure that your shares are voted if you later find that you cannot attend the special meeting. Simply attending the special meeting will not revoke your proxy. You must affirmatively instruct us to revoke your proxy.

Q: What do I do if I want to change my vote?

A:	If you are a stockholder of record, you may change your vote in three ways:

•	by delivering a written notice to the corporate secretary of IRRETI prior to the voting of your shares at the special meeting stating that you would like to revoke your proxy;

•	by signing a later-dated proxy card and delivering it to the corporate secretary of IRRETI prior to the voting of your shares at the special meeting; or

•	by attending the special meeting and voting in person.

Your attendance at the special meeting alone will not revoke your proxy or change your vote; you must affirmatively instruct us to revoke your proxy.

If you choose to vote using a telephone or via the Internet, you may change your vote prior to the special meeting using the same method with which you voted.

If you are not a stockholder of record and have instructed your broker or custodian how to vote your shares, you must follow the directions provided by your broker or custodian to change those instructions.

Q: Should I send my certificates representing my IRRETI common stock now?

A:	No. After we complete the merger, the exchange agent under the merger agreement or other agent selected by DDR will send you written instructions for exchanging your share certificates for the merger consideration.

Q:	I do not have, and do not recall receiving, stock certificates representing my IRRETI common stock. What should I do?

A:	Nothing at this point. IRRETI keeps the record of its stockholders in electronic format. After the merger is consummated, the exchange agent under the merger agreement or other agent selected by DDR will send you written instructions on how to receive the merger consideration.

Q: Am I entitled to appraisal or dissenters’ rights?

A:	No. IRRETI’s articles of incorporation provide that IRRETI stockholders are not entitled to appraisal or dissenters’ rights.

Q: When do you expect to complete the merger?

A:	We are working toward completing the merger as quickly as possible. We must first obtain the approval of IRRETI stockholders at the special meeting. If that approval is obtained, we expect to complete the merger during the first quarter of 2007. However, we cannot assure you as to when, or if, the merger will occur.

Q: Where can I find more information about the companies?

A:	DDR and IRRETI each file reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy this information at the SEC’s public reference facilities. Please call the SEC at (800) 732-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at www.sec.gov and, with respect to DDR, at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. In addition, DDR’s SEC filings are available at the Internet site DDR maintains at www.ddr.com. Information contained on DDR’s website or the website of any other person is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on those websites as part of this proxy statement/prospectus. You can also request copies of these documents from DDR or IRRETI. See “Where You Can Find More Information” on page 151.

Q: Who can help answer my questions?

A:	If you have questions about the merger or would like additional copies of this proxy statement/prospectus, you should contact our independent proxy service, Morrow & Co., Inc. at (800) 573-4804, or you may contact IRRETI at:

Inland Retail Real Estate Trust, Inc.
Investor Relations
Telephone: (800) 348-9192
Email: mcconnell@inland-retail.com

If your broker or custodian holds your shares, you also may contact your broker or custodian for additional information.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire proxy statement/prospectus and the documents to which we have referred you. See “Where You Can Find More Information” on page 151. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

The Companies

Developers Diversified Realty Corporation (Page 37)
3300 Enterprise Parkway
Beachwood, Ohio 44122
(216) 755-5500

DDR, an Ohio corporation, is a self-administered and self-managed real estate investment trust, or REIT, in the business of acquiring, developing, redeveloping, owning, leasing and managing shopping centers. As of September 30, 2006, DDR’s portfolio consisted of 460 shopping centers and seven business centers (including 159 properties owned through unconsolidated joint ventures and 39 properties owned through consolidated joint ventures). These properties consist of shopping centers, mini-malls and lifestyle centers. At September 30, 2006, DDR owned and/or managed over 106.1 million total square feet of gross leasable area, which included all of the aforementioned properties and 12 properties owned by third parties. DDR believes that its portfolio of shopping center properties is one of the largest (measured by amount of total gross leasable area) currently held by any publicly-traded REIT.

DDR IRR Acquisition LLC, or Merger Sub, is a newly formed, wholly-owned subsidiary of DDR that was formed solely for the purpose of effecting the merger. Merger Sub has not conducted and will not conduct any business prior to the merger. Merger Sub’s executive offices are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122, and its telephone number is (216) 755-5500.

Inland Retail Real Estate Trust, Inc. (Page 38)
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000

IRRETI, a Maryland corporation, is a self-administered and self-managed REIT primarily focused on acquiring, managing and developing neighborhood and community shopping centers predominantly located in the eastern United States. As of September 30, 2006, IRRETI owned a total of 287 properties containing approximately 34 million square feet.

The IRRETI Special Meeting

The Special Meeting Time and Place (Page 35)

The special meeting will be held on February 22, 2007, at IRRETI’s offices at 2901 Butterfield Road, Oak Brook, Illinois 60523, starting at 3:00 p.m. Central Standard Time.

Stockholders Entitled to Vote (Page 35)

Holders of record of shares of IRRETI common stock at the close of business on the record date of December 15, 2006 are entitled to notice of, and to vote at, the special meeting. On the record date, there were 263,912,560.9026 shares of IRRETI common stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the special meeting.

Proposals to be Considered at the Special Meeting (Page 35)

At the special meeting, IRRETI stockholders will be asked to consider and vote upon:

•	the proposal to approve the merger agreement and the merger;

•	the proposal to approve any adjournment of the special meeting, if necessary, to solicit additional proxies if there is an insufficient number of votes at the time of the special meeting to approve the merger agreement and the merger; and

•	any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Vote Required (Page 35)

Approval of the merger agreement and the merger requires the affirmative vote, whether in person or by proxy, of the holders of at least two-thirds of the outstanding shares of IRRETI common stock entitled to vote at the special meeting. Approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there is an insufficient number of votes at the time of the special meeting to approve the merger agreement and the merger requires the affirmative vote, whether in person or by proxy, of the holders of a majority of the shares of IRRETI common stock present, in person or by proxy, at the special meeting.

The Merger (Page 38)

Pursuant to the merger agreement, IRRETI will be merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of DDR. In connection with the merger, you will be entitled to receive for each share of IRRETI common stock that you own as of the completion of the merger $14.00 in cash, plus the distribution portion. The merger consideration will be paid without interest and is subject to adjustment in certain circumstances. DDR may, however, elect to pay up to $4.00 of the per share merger consideration in the form of DDR common shares instead of cash. DDR has the right to make this stock election any time prior to February 7, 2007, the date that is 15 days before the date of the special meeting. If DDR makes a stock election, DDR and IRRETI will issue a joint press release as soon as practicable thereafter announcing that DDR has made a stock election and the amount of such election. DDR may revoke its stock election at any time if the revocation would not delay the special meeting by more than 10 business days. If DDR makes and does not revoke the stock election, the number of DDR common shares that IRRETI stockholders will receive in the merger will be determined based on the average closing price of DDR common shares over the 10 consecutive trading days immediately preceding the two consecutive trading days immediately preceding the date of the special meeting. As soon as the number of DDR common shares that IRRETI stockholders will receive in the merger can be determined, DDR and IRRETI will issue another joint press release announcing such number.

DDR has entered into the TIAA-CREF Joint Venture to purchase, for approximately $3.1 billion of total asset value, a portfolio of up to 67 community retail centers representing a portion of the assets currently owned by IRRETI. Pursuant to the merger agreement, IRRETI has agreed that, if requested by DDR, it will sell these assets to DDR or the TIAA-CREF Joint Venture immediately prior to the effective time of the merger. The properties in this portfolio are located predominantly in southeastern United States markets and are currently anchored by leading discount and specialty retailers. The purchase by the TIAA-CREF Joint Venture of these 67 properties is conditioned upon the consummation of the merger and certain other closing conditions.

An affiliate of TIAA-CREF will contribute 85% of the equity in the TIAA-CREF Joint Venture, and an affiliate of DDR will contribute 15% of the equity in the TIAA-CREF Joint Venture. The parties expect that leverage or borrowings will not exceed 60% of the aggregate value of the properties. DDR will earn fees for asset management, leasing, property management, development/tenant coordination and acquisitions.

DDR will also earn a promoted interest equal to 20% of the cash flow of the TIAA-CREF Joint Venture after the co-venturers have received an internal rate of return equal to 10% on their equity investment.

The merger agreement is attached to this proxy statement/prospectus as Annex A. IRRETI encourages you to read the merger agreement in its entirety as it is the legal document that governs the merger.

IRRETI urges you to obtain a current quote for DDR’s common shares before authorizing a proxy to vote your shares.

Risk Factors

In evaluating the merger, you should carefully consider the risks and other factors described under the heading “Risk Factors” beginning on page 24.

IRRETI’s Recommendation to its Stockholders (Page 45)

The IRRETI board of directors voted unanimously (subject to the recusal of two directors) to approve the merger agreement and the merger. The IRRETI board of directors believes that the merger is fair to, and in the best interests of, its stockholders and recommends that you vote “FOR” approval of the merger agreement and the merger.

Opinion of Houlihan Lokey (Page 47)

On October 20, 2006, Houlihan Lokey rendered its oral opinion to the IRRETI board of directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated the same date) to the effect that, as of October 20, 2006 and based upon and subject to the assumptions, qualifications, limitations and other matters described in its written opinion, the merger consideration to be received by the holders of IRRETI common stock in the merger was fair to the holders of IRRETI common stock from a financial point of view.

Houlihan Lokey’s opinion was directed to the IRRETI board of directors and only addressed the fairness from a financial point of view of the consideration to be received by the holders of IRRETI common stock in the merger and not any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion which is included as Annex B to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. IRRETI encourages you to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to you as to how you should act or vote with respect to the merger.

Ownership of DDR Common Shares by IRRETI Stockholders Following the Merger

Assuming DDR elects to pay $4.00 of the per share merger consideration in the form of DDR common shares, and assuming an average closing price of $62.95, which was the closing price of DDR common shares on December 29, 2006, the DDR common shares to be issued to IRRETI stockholders in the merger would represent approximately 13.3% of DDR’s common shares outstanding immediately after the merger.

Conditions to the Merger (Page 66)

The obligations of the parties to complete the merger are subject to the following conditions:

•	approval of the merger agreement and the merger by IRRETI stockholders in accordance with the Maryland General Corporation Law, or MGCL;

•	absence of any statute, rule, regulation, judgment, decree, injunction or order precluding, or action or proceeding challenging, the consummation of the merger;

•	receipt of governmental and regulatory approvals required to complete the merger; and

•	if DDR has elected to issue DDR common shares as part of the merger consideration, the effectiveness of a registration statement covering the DDR common shares to be issued in the merger and the approval for listing on the New York Stock Exchange of those shares.

The obligations of DDR and Merger Sub to complete the merger are further conditioned on:

•	the accuracy of the representations and warranties of IRRETI (subject to materiality standards set forth in the merger agreement);

•	compliance in all material respects by IRRETI with its covenants and agreements under the merger agreement;

•	receipt by IRRETI of all required consents to the merger;

•	receipt of a certificate of non-foreign status;

•	the absence of any event reasonably likely to have a material adverse effect on IRRETI;

•	holders of not more than 5% of IRRETI common stock exercising appraisal rights;

•	receipt by DDR of evidence that holders of at least 70% of IRRETI’s outstanding warrants have either exercised the warrants or have agreed to receive $14.00 per share covered by such warrants (less an amount per share representing the exercise price of such warrants) in place of such warrants; and

•	receipt of a tax opinion in a form previously agreed regarding IRRETI’s REIT status.

The obligations of IRRETI to complete the merger are further conditioned on:

•	the accuracy of the representations and warranties of DDR and Merger Sub (subject to materiality standards set forth in the merger agreement);

•	compliance in all material respects by DDR and Merger Sub with their covenants and agreements under the merger agreement; and

•	the absence of any event reasonably likely to have a material adverse effect on DDR.

Treatment of IRRETI Stock Options, Warrants and Restricted Stock (Page 59)

In connection with the merger, all outstanding unexercised options to purchase IRRETI common stock, whether or not currently exercisable, will be canceled and converted into the right to receive a cash amount (without interest) equal to the product of (a) the excess, if any, of $14.00 over the per share exercise price of the option and (b) the number of shares of IRRETI common stock underlying the unexercised portion of the option.

Each share of IRRETI restricted stock outstanding immediately before the merger will become fully vested immediately before the merger.

IRRETI has agreed to use its reasonable best efforts to cause each outstanding warrant to purchase IRRETI common stock to be either exercised and canceled in accordance with the terms of the warrant, or to have the warrant holder agree to receive the product of (a) the excess, if any, of $14.00 over the exercise price of the warrant and (b) the number of shares of IRRETI common stock subject to the warrant, in exchange for cancellation of such warrant. IRRETI has mailed warrant assignment forms to all of its warrant holders in order to effectuate this process.

With respect to any warrants or options to purchase IRRETI common stock that have exercise prices equal to or greater than $14.00, IRRETI intends to cancel all such options and warrants immediately prior to the consummation of the merger and no merger consideration will be paid or payable in respect of such options or warrants.

Termination (Page 67)

Either DDR or IRRETI can terminate the merger agreement:

•	by mutual written consent;

•	if the merger has not been completed by April 20, 2007, which we refer to as the “drop dead date” (other than because of a breach of the merger agreement by the party seeking termination);

•	if a final and non-appealable order, decree or injunction makes the merger illegal or prohibits the merger;

•	if IRRETI has not received the requisite stockholder approval at a duly held special meeting; provided that IRRETI cannot terminate for this reason if it breaches its obligations to timely call and conduct the special meeting; or

•	if the other party has breached any representation, warranty or covenant contained in the merger agreement such that a closing condition would not be satisfied (unless the breach is capable of being cured within the earlier of 30 days after notice of such breach or the drop dead date, and the breaching party is using its reasonable best efforts to cure the breach).

DDR can also terminate the merger agreement upon the occurrence of any of the following:

•	The IRRETI board of directors withdraws, modifies or qualifies its recommendation of the merger in a manner adverse to DDR or its shareholders, or proposes publicly to do so;

•	DDR requests that the IRRETI board of directors publicly reconfirm its recommendation of the merger but the IRRETI board of directors fails to do so within 15 business days;

•	The IRRETI board of directors approves or recommends to IRRETI stockholders an alternative acquisition, merger or similar transaction, which we refer to as an “acquisition proposal”; or

•	IRRETI enters into a definitive agreement with respect to an acquisition proposal.

IRRETI can also terminate the merger agreement if it has approved and entered into a superior proposal for an acquisition proposal before approval of the merger agreement at the special meeting, but only if prior to terminating the merger agreement:

•	IRRETI has provided DDR five business days advance notice in writing of its intent to terminate the merger agreement;

•	IRRETI has negotiated in good faith with DDR to revise the merger agreement so that the competing acquisition proposal is no longer a superior proposal and, in determining whether the competing acquisition proposal is a superior proposal, has considered any amendments to the merger agreement proposed by DDR; and

•	IRRETI has paid DDR the break-up fee and reimbursed DDR’s expenses as described below.

Break-Up Fee and Expenses (Page 67)

If the merger agreement is terminated under the circumstances described below, IRRETI will be obligated to pay DDR a termination fee equal to $80.0 million, which we refer to as the “break-up fee,” and reimburse DDR’s expenses.

DDR is entitled to the break-up fee, and to be reimbursed for its expenses up to $20.0 million, if:

•	DDR terminates the merger agreement because:

•	The IRRETI board of directors has withdrawn, modified or qualified its recommendation of the merger in a manner adverse to DDR or its shareholders, or proposed publicly to do so;

•	DDR requests that the IRRETI board of directors publicly reconfirm its recommendation of the merger but the IRRETI board of directors fails to do so within 15 business days;

•	The IRRETI board of directors approves or recommends to IRRETI stockholders an acquisition proposal; or

•	IRRETI enters into a definitive agreement with respect to an acquisition proposal.

•	IRRETI terminates the merger agreement in order to accept a superior proposal for an acquisition proposal.

•	If a proposal for an acquisition proposal is received or publicly proposed or announced, and the merger agreement is terminated:

•	by either party because the drop dead date has occurred, or because IRRETI stockholders did not approve the merger agreement and the merger; or

•	by DDR because IRRETI breached the merger agreement such that a closing condition would not be satisfied (subject to IRRETI’s right to cure the breach); and IRRETI or any of its affiliates consummates any acquisition proposal within 12 months after such termination.

IRRETI must reimburse DDR for its expenses, up to $20.0 million, if the merger agreement is terminated:

•	by either party because IRRETI stockholders did not approve the merger agreement and the merger; or

•	by DDR because IRRETI breached the merger agreement such that a closing condition would not be satisfied (subject to IRRETI’s right to cure the breach).

DDR must reimburse IRRETI for IRRETI’s expenses, up to $10.0 million, if IRRETI terminates the merger agreement because DDR breached the merger agreement such that a closing condition would not be satisfied (subject to DDR’s right to cure the breach).

Interests of Certain Directors and Executive Officers of IRRETI in the Merger (Page 54)

In considering the recommendation of the IRRETI board of directors, you should be aware that members of IRRETI’s management and board of directors may have interests in the merger that are different from or in addition to, and, therefore, may conflict with, your interests as an IRRETI stockholder generally. These interests include, among other things, cash severance benefits upon a change in control or cash severance benefits following qualifying terminations under their severance agreements, the acceleration of vesting of all outstanding restricted stock and the acceleration of vesting of all outstanding stock options held by such persons and continuing indemnification rights. See “Interests of Directors and Executive Officers of IRRETI in the Merger.”

The members of the IRRETI board of directors were informed of the foregoing factors and considered them when they approved the merger agreement and the merger. Two of IRRETI’s directors, Brenda G. Gujral, who is also the President of Inland Securities Corporation, and Thomas P. McGuinness, who is IRRETI’s Chief Operating Officer and the Chairman of one or more property management companies associated with the Inland Group of Companies, Inc., recused themselves in deliberating or voting on the merger agreement and the merger.

Accounting Treatment for the Merger (Page 54)

The merger will be accounted for under the purchase method for accounting and financial reporting purposes.

Material United States Federal Income Tax Considerations (Page 69)

The receipt of the merger consideration for each share of IRRETI common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. Generally for United States federal income tax purposes, you will recognize gain or loss as a result of the merger measured by the difference, if any, between the per share merger consideration and your adjusted tax basis in that share. Under certain circumstances, DDR or IRRETI may be required to withhold a portion of the merger consideration or the distribution portion under applicable tax laws. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. You are urged to consult your tax advisor regarding the tax consequences of the merger and related transactions.

You should read “Material United States Federal Income Tax Considerations” for a more complete discussion of certain federal income tax consequences of the merger.

Regulatory Matters (Page 54)

Neither DDR nor IRRETI is aware of any material federal or state regulatory approvals which must be obtained in connection with the merger.

Stock Ownership of Directors and Executive Officers (Page 54)

At the close of business on the record date for the special meeting, directors and executive officers of IRRETI and their affiliates beneficially owned and were entitled to vote approximately 470,248 shares of IRRETI common stock, collectively representing 0.18% of the shares of IRRETI common stock outstanding on that date.

The Rights of IRRETI Stockholders Will Change (Page 86)

The rights of IRRETI stockholders are determined by Maryland law and by IRRETI’s articles of incorporation and bylaws. If DDR makes and does not revoke the stock election, when the merger is completed, IRRETI stockholders will become shareholders of DDR. The rights of DDR shareholders are determined by Ohio law and DDR’s articles of incorporation and code of regulations. As a result of these different laws and organizational documents, IRRETI stockholders will have different rights as DDR shareholders than they currently have as IRRETI stockholders.

Selected Summary Historical Financial Data

DDR and IRRETI are providing the following information to aid you in your analysis of the financial aspects of the merger. DDR and IRRETI derived this information from the audited consolidated financial statements of each of DDR and IRRETI for the years 2001 through 2005 and the unaudited consolidated financial statements of each of DDR and IRRETI as of and for the nine months ended September 30, 2006 and 2005. This information is only a summary and you should read it in conjunction with the historical and unaudited consolidated financial statements and related notes contained in the annual reports, quarterly reports and other information regarding DDR and IRRETI filed with the SEC and incorporated by reference or included in this proxy statement/prospectus. See “Where You Can Find More Information” on page 151.

Selected Historical Financial Data of DDR

DDR’s historical consolidated financial data for the annual periods presented below has been derived from its audited consolidated financial statements previously filed with the SEC. The selected historical consolidated financial data for DDR as of and for the periods ended September 30, 2006 and 2005 are unaudited and were prepared in accordance with accounting principles generally accepted in the United States, or GAAP, applied to interim financial information. In the opinion of DDR’s management, all adjustments necessary for a fair presentation of results of operations for these interim periods have been included. These adjustments consist only of normal recurring accruals. Because of seasonal and other factors, results for interim periods are not necessarily indicative of the results to be expected for the full year. All amounts in this section are stated in thousands, except per share data.

	Nine Months Ended September 30,		For the Years Ended December 31,
	2006(1)	2005(1)	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)

Operating Data:
Revenues	$606,342	$525,681	$723,015	$565,476	$432,325	$314,685	$284,067

Expenses:
Rental operation	199,245	171,881	237,098	184,519	146,964	103,332	85,451
Depreciation & amortization	143,309	116,412	164,027	123,375	85,939	69,645	58,381
Impairment charge	—	—	—	—	—	—	2,895

	342,554	288,293	401,125	307,894	232,903	172,977	146,727

Interest income	7,586	6,392	10,078	4,233	5,082	5,904	6,425
Interest expense	(164,812)	(130,947)	(181,630)	(123,980)	(83,369)	(69,683)	(75,070)
Other income (expense)	464	(2,526)	(2,532)	(1,779)	(10,119)	(1,018)	—

	(156,762)	(127,081)	(174,084)	(121,526)	(88,406)	(64,797)	(68,645)

Income before equity in net income from joint ventures, gain on sale of joint venture interests, equity in net income from minority equity investments, minority interests, income tax benefit (expense) of taxable REIT subsidiaries and franchise taxes, discontinued operations, gain on disposition of real estate and cumulative effect of adoption of a new accounting standard	107,026	110,307	147,806	136,056	111,016	76,911	68,695
Equity in net income from joint ventures	22,956	25,984	34,873	40,895	44,967	32,769	17,010
Gain on sale of joint venture interests	—	—	—	—	7,950	—	—
Equity in net income from minority equity investment	—	—	—	—	—	—	1,550
Minority interests	(6,504)	(5,204)	(7,881)	(5,064)	(5,365)	(21,569)	(21,502)
Income tax benefit (expense) of taxable REIT subsidiaries and franchise taxes	2,646	(555)	(342)	(1,469)	(1,626)	(742)	(803)

Income from continuing operations	126,124	130,532	174,456	170,418	156,942	87,369	64,950
Discontinued operations:
Income from discontinued operations	858	3,208	3,380	9,142	8,927	6,896	9,125
Gain on disposition of real estate, net	3,169	13,977	16,667	8,561	460	4,276	—

	4,027	17,185	20,047	17,703	9,387	11,172	9,125

	Nine Months Ended
	September 30,		For the Years Ended December 31,
	2006(1)	2005	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)

Income before gain on disposition of real estate	130,151	147,717	194,503	188,121	166,329	98,541	74,075
Gain on disposition of real estate	61,124	86,065	88,140	84,642	73,932	3,429	18,297
Cumulative effect of adoption of a new accounting standard	—	—	—	(3,001)	—	—	—

Net income	$191,275	$233,782	$282,643	$269,762	$240,261	$101,970	$92,372

Net income applicable to common shareholders	$149,898	$192,405	$227,474	$219,056	$189,056	$69,368	$65,110

Earnings per share data — Basic:
Income from continuing operations	$1.33	$1.62	$1.91	$2.12	$2.20	$0.91	$1.01
Income from discontinued operations	0.04	0.16	0.19	0.18	0.11	0.18	0.17
Cumulative effect of adoption of a new accounting standard	—	—	—	(0.03)	—	—	—

Net income applicable to common shareholders	$1.37	$1.78	$2.10	$2.27	$2.31	$1.09	$1.18

Weighted average number of common shares	109,124	108,239	108,310	96,638	81,903	63,807	55,186
Earnings per share data — Diluted:
Income from continuing operations	$1.33	$1.60	$1.90	$2.09	$2.16	$0.90	$1.01
Income from discontinued operations	0.04	0.16	0.18	0.18	0.11	0.17	0.16
Cumulative effect of adoption of a new accounting standard	—	—	—	(0.03)	—	—	—

Net income applicable to common shareholders	$1.37	$1,76	$2.08	$2.24	$2.27	$1.07	$1.17

Weighted average number of common shares	109,714	110,453	109,142	99,024	84,188	64,837	55,834
Cash dividend	$1.77	$1.62	$2.16	$1.94	$1.69	$1.52	$1.48

	At September 30,		At December 31,
	2006	2005	2005	2004	2003	2002	2001

Balance Sheet Data:
Real estate (at cost)	$7,395,135	$6,923,899	$7,029,337	$5,603,424	$3,884,911	$2,804,056	$2,493,665
Real estate, net of accumulated depreciation	6,573,061	6,291,182	6,336,514	5,035,193	3,426,698	2,395,264	2,141,956
Investments in and advances to joint ventures	133,643	295,022	275,136	288,020	260,143	258,610	255,565
Total assets	7,017,508	6,840,352	6,862,977	5,583,547	3,941,151	2,776,852	2,497,207
Total debt	4,078,284	3,837,234	3,891,001	2,718,690	2,083,131	1,498,798	1,308,301
Shareholders’ equity	2,507,194	2,592,577	2,570,281	2,554,319	1,614,070	945,561	834,014

	Nine Months Ended September 30,		For the Years Ended December 31,
	2006(1)	2005	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)

Cash Flow Data:
Cash flow provided by (used for):
Operating activities	$285,398	$275,319	$355,423	$292,226	$263,129	$210,739	$174,326
Investing activities	(40,129)	(286,613)	(339,443)	(1,134,601)	(16,246)	(279,997)	(37,982)
Financing activities	(227,493)	303	(35,196)	880,553	(251,561)	66,560	(121,518)
Other Data:
Funds from operations(2):
Net income applicable to common shareholders	$149,898	$192,405	$227,474	$219,056	$189,056	$69,368	$65,110
Depreciation and amortization of real estate investments	138,072	122,506	169,117	130,536	93,174	76,462	63,200
Equity in net income from joint ventures	(22,956)	(25,984)	(34,873)	(40,895)	(44,967)	(32,769)	(17,010)
Gain on sale of joint venture interests	—	—	—	—	(7,950)	—	—
Joint ventures’ funds from operations(2)	32,963	37,438	49,302	46,209	47,942	44,473	31,546
Equity in net income from minority equity investment	—	—	—	—	—	—	(1,550)
Minority equity investment funds from operations	—	—	—	—	—	—	6,448
Minority interests (OP Units)	1,601	2,187	2,916	2,607	1,769	1,450	1,531
Gain on disposition of depreciable real estate investments, net	(11,869)	(55,162)	(58,834)	(68,179)	(67,352)	(4,276)	(16,688)
Cumulative effect of adoption of a new accounting standard	—	—	—	3,001	—	—	—

Funds from operations available to common shareholders(2)	287,709	273,390	355,102	292,335	211,672	154,708	132,587
Preferred dividends	41,377	41,377	55,169	50,706	51,205	32,602	27,262

	$329,086	$314,767	$410,271	$343,041	$262,877	$187,310	$159,849

Weighted average shares and OP Units (Diluted)(3)	110,965	110,663	110,700	99,147	84,319	65,910	56,957

(1)	DDR acquired eight properties from January 1, 2006 through September 30, 2006 (including four of which were acquired through a joint venture and three by acquiring its joint venture partners’ interests), 52 properties in 2005 (including 36 of which were acquired through a joint venture and one by acquiring its joint venture partners’ interests), 112 properties in 2004 (including 18 of which were acquired through joint ventures and one by acquiring its joint venture partner’s interest), 124 properties in 2003 (three of which are owned through joint ventures), 11 properties in 2002 (four by acquiring its joint venture partners’

interests), and eight properties in 2001 (all of which are owned through joint ventures). In addition, in conjunction with the AIP merger in May 2001, DDR obtained ownership of 39 properties. As of December 31, 2005, DDR had disposed of 32 of these properties. DDR sold one property during the nine-months ended September 30, 2006 and had three properties held for sale at September 30, 2006, 47 properties in 2005 (12 of which were owned through joint ventures), 28 properties in 2004 (13 of which were owned through joint ventures), 38 properties in 2003 (12 of which were owned through joint ventures), 15 properties in 2002 (six of which were owned through joint ventures), and ten properties in 2001 (three of which were owned through joint ventures). All amounts have been presented to reflect DDR’s adoption of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which was adopted by DDR on January 1, 2002 as appropriate. In accordance with that standard, long-lived assets that were sold or are classified as held for sale as a result of disposal activities initiated subsequent to December 31, 2001 have been classified as discontinued operations for all periods presented.

(2)	DDR management believes that Funds From Operations (“FFO”), which is a non-GAAP financial measure, provides an additional and useful means to assess the financial performance of a REIT. It is frequently used by securities analysts, investors and other interested parties to evaluate the performance of REITs, most of which present FFO along with net income as calculated in accordance with GAAP. FFO available to common shareholders is generally defined and calculated by DDR as net income, adjusted to exclude: (i) preferred dividends, (ii) gains (or losses) from sales of depreciable real estate property, except for those sold through DDR’s merchant building program, which are presented net of taxes, (iii) sales of securities, (iv) extraordinary items, (v) cumulative effect of adoption of new accounting standards and (vi) certain non-cash items. These non-cash items principally include real property depreciation, equity income from joint ventures and equity income from minority equity investments and adding DDR’s proportionate share of FFO from its unconsolidated joint ventures and minority equity investments, determined on a consistent basis. Management believes that FFO provides DDR and investors with an important indicator of DDR’s operating performance. This measure of performance is used by DDR for several business purposes and for REITs it provides a recognized measure of performance other than GAAP net income, which may include non-cash items (often large). Other real estate companies may calculate FFO in a different manner.

(3)	Represents weighted average shares and operating partnership units, or OP Units, at the end of the respective period.

Selected Historical Financial Data of IRRETI

IRRETI’s historical consolidated financial data for the annual periods presented below has been derived from its audited consolidated financial statements previously filed with the SEC. The selected historical consolidated financial data for IRRETI as of and for the periods ended September 30, 2006 and 2005 are unaudited and were prepared in accordance with GAAP applied to interim financial information. In the opinion of IRRETI’s management, all adjustments necessary for a fair presentation of results of operations for these interim periods have been included. These adjustments consist only of normal recurring accruals. Because of seasonal and other factors, results for interim periods are not necessarily indicative of the results to be expected for the full year. All amounts in this section are stated in thousands, except per share data.

(Not covered by the Report of Independent Registered Public Accounting Firm)

	For the Nine Months Ended
	September 30,		For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Total assets	$4,205,172	4,355,871	4,268,088	4,294,657	4,070,028	1,767,688	631,588
Mortgages payable	$2,260,491	2,334,210	2,315,833	2,268,276	2,027,897	675,622	316,598
Total revenues	$379,343	367,995	492,131	463,800	312,270	111,400	35,225
Total operating income	$166,719	163,502	212,253	29,555	130,410	46,594	15,338
Net income (loss) available to common stockholders	$84,113	77,707	99,149	(80,677)	69,836	27,495	7,993
Net income per common share, basic and diluted (a)	$0.32	0.31	0.39	(0.35)	0.36	0.39	0.37
Distributions declared	$162,707	157,849	211,631	190,631	160,350	58,061	17,491
Distributions paid	$162,509	157,654	211,301	188,698	152,888	52,156	15,963
Distributions per share of common stock (a)	$0.62	0.62	0.83	0.83	0.83	0.83	0.81
Cash flows provided by operating activities	$206,797	204,831	246,772	178,493	142,465	53,814	15,751
Cash flows used in investing activities	$(100,445)	(149,416)	(178,798)	(282,198)	(2,079,499)	(849,469)	(301,610)
Cash flows (used in) provided by financing activities	$(163,439)	(33,086)	76,088	106,821	1,898,481	906,098	285,729
Weighted average number of common shares outstanding, basic and diluted	262,796	254,274	255,081	228,028	192,875	70,244	21,683
Other Data:
Funds from operations (a)(b)	$193,802	184,922	241,535	54,408	151,716	55,374	16,345

The above selected financial data should be read in conjunction with the consolidated financial statements and related notes appearing in IRRETI’s Annual Report on Form 10-K filed with the SEC on March 8, 2006, as amended on April 28, 2006, IRRETI’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2005 and IRRETI’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2006. Certain reclassifications have been made to the information above with respect to the fiscal years 2005, 2004, 2003, 2002 and 2001 in order to conform the presentation of such fiscal year data to the format contained in IRRETI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(a)  The net income and distributions per share are based upon the weighted average number of shares of IRRETI common stock outstanding. IRRETI’s distribution of current and accumulated earnings and profits for Federal income tax purposes is taxable to stockholders as ordinary income. Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the stockholder’s basis in the shares to the extent thereof (a return of capital), and thereafter as taxable gain. The distributions in excess of earnings and profits will have the effect of deferring taxation on the amount of the distribution until the sale of the stockholder’s shares. Under certain circumstances, IRRETI may be required to make distributions in excess of cash available for distribution in order to meet the REIT distribution requirements. Distributions are determined by the IRRETI board of directors and have been dependent on a number of factors, including the amount of funds available for distribution, IRRETI’s financial condition, decisions by the IRRETI board of directors to reinvest funds rather than to distribute the funds, IRRETI’s need for capital expenditures, the annual distribution required to maintain REIT status under the Internal Revenue Code of 1986, as amended, or the Code, and other factors the IRRETI board of directors may deem relevant.

(b)  One of IRRETI’s objectives has been to provide cash distributions to its stockholders from cash generated by its operations. Cash generated from operations is not equivalent to net operating income as determined under GAAP. Due to certain unique operating characteristics of real estate companies, the National Association of REITs, also known as “NAREIT,” an industry trade group, has promulgated “FFO,” which it believes more accurately reflects the operating performance of a REIT. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of property plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures in which the REIT holds an interest. IRRETI has adopted the NAREIT definition for computing FFO because, in IRRETI’s view, subject to the following limitations, FFO provides a better basis for measuring IRRETI’s operating performance and comparing IRRETI’s performance and operations to those other REITs. The calculation of FFO may, however, vary from entity to entity because capitalization and expense policies tend to vary from entity to entity. Items which are capitalized do not impact FFO, whereas items that are expensed reduce FFO. Consequently, the presentation of FFO by IRRETI may not be comparable to other similarly-titled measures presented by other REITs. FFO does not represent cash generated from operating activities calculated in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of IRRETI’s operating performance or as an alternative to cash flow as a measure of liquidity. FFO is calculated as follows:

	For the Nine Months Ended
	September 30,		For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Net income (loss)	$84,113	$77,707	$99,149	$(80,677)	$69,836	$27,495	$7,993
Depreciation and amortization related to investment properties	109,689	107,463	143,888	135,085	81,880	27,879	8,352
Gain on sale of investment property	–	(248)	(1,502)	–	–	–	–

Funds from operations	$193,802	$184,922	$241,535	$54,408	$151,716	$55,374	$16,345

For the year ended December 31, 2005, total gain on sale of investment property was $2,515, of which $1,013 is related to gain on sale of land and is included in 2005 FFO.

Selected Unaudited Pro Forma Consolidated Financial Data

The following tables set forth summary unaudited pro forma condensed consolidated financial data for DDR and IRRETI as a combined entity, giving effect to the merger and the related TIAA-CREF Joint Venture as if they had occurred on the dates indicated and after giving effect to the pro forma adjustments. The unaudited pro forma condensed consolidated operating data is presented as if the proposed transactions described above had occurred on January 1, 2005. The unaudited pro forma condensed consolidated balance sheet data at

September 30, 2006 is presented as if the proposed transactions described above had occurred as of that date. The pro forma amounts also include another transaction of DDR as described in Note (a) to the pro forma condensed consolidated statement of operations for the year ended December 31, 2005. In the opinion of DDR’s management, all significant adjustments necessary to reflect the effects of the proposed transactions described above that can be factually supported within SEC regulations covering the preparation of pro forma financial statements have been made.

For more detail concerning the adjustments relating to these transactions, see “Unaudited Pro Forma Condensed Consolidated Financial Statements” included elsewhere in this proxy statement/prospectus. The pro forma financial information should be read together with the respective historical audited consolidated financial statements and notes thereto of DDR and IRRETI incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 151.

The unaudited pro forma condensed consolidated financial and other data is presented for informational purposes only and does not purport to represent what the actual combined results of operations or financial position of DDR would have been assuming the transactions had been completed as set forth above, nor do they purport to represent DDR’s results of operations or financial position for future periods. DDR intends to account for the merger utilizing the purchase method of accounting as provided by Statement of Financial Accounting Standards (SFAS) No. 141. The pro forma adjustments relating to the merger are based on DDR’s preliminary purchase price allocation and certain estimates. DDR expects to engage an appraiser in the first quarter of 2007 to perform a valuation of the real estate and certain other assets. In addition, certain assumptions have been made with regard to DDR’s anticipated financing and issuance of common shares. On November 30, 2006, DDR entered into a forward sale agreement pursuant to which DDR has the right to sell 11.6 million of its common shares. The proceeds expected to be received upon the issuance of DDR shares to settle the forward sale agreement, up to approximately $750 million, may be used as partial consideration for the merger. As described in the pro forma information, DDR intends to fund approximately $1.1 billion of the merger consideration through the issuance of its common shares, whether through the settlement of the forward sale agreement, the issuance of common shares to IRRETI stockholders in connection with the merger or another equity offering. Although DDR may elect to pay up to $4.00 of the per share merger consideration in the form of DDR common shares instead of cash, the amount of cash consideration to be received by the IRRETI stockholders as compared to the amount of DDR common share consideration to be received may be increased if DDR issues shares to settle all or a portion of the forward sale agreement. As a result, the amounts included in the pro forma adjustments are preliminary and subject to change. There can be no assurance that the final adjustments will not be materially different from those included herein.

Pro Forma Operating Data (in thousands, except per share data):

	For the Nine	For the Year
	Months Ended	Ended
	September 30,	December 31,
	2006	2005

Pro forma revenues	$814,897	$997,706

Pro forma income from continuing operations	$127,110	$190,749

Add: gain on disposition of assets	61,124	88,140
Less: preferred dividends	(41,377)	(55,169)

Pro forma income applicable to common shareholders from continuing operations	$146,857	$223,720

Per share data:
Basic – Income from continuing operations applicable to common shareholders	$1.16	$1.77

Diluted – Income from continuing operations applicable to common shareholders	$1.15	$1.76

Weighted Average number of common shares
Basic	127,135	126,322

Diluted	127,725	127,154

Pro Forma Balance Sheet Data (in thousands):

As of
September 30, 2006
Real estate, net	$9,360,397
Investments in and advances to joint ventures	348,717
Total assets	10,325,098
Total indebtedness	6,139,004
Total liabilities	6,641,611
Minority interests	123,453
Shareholders’ equity	3,560,034

Comparative Per Share Data

Set forth below are income from continuing operations available to common shareholders, book value and cash dividends per share data for DDR and IRRETI on a historical basis and for DDR on a pro forma basis.

The pro forma data was derived by combining the historical consolidated financial information of DDR and IRRETI using the purchase method of accounting.

You should read the information below together with the historical consolidated financial statements and related notes contained in the annual reports and other information that DDR and IRRETI have filed with the SEC and incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 151. The unaudited pro forma combined data below is for illustrative purposes only. The companies might have performed differently had they been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

			DDR Pro
	DDR	IRRETI	Forma
	Historical	Historical	Combined
	Data	Data	Data

Income per share from continuing operations applicable to common shareholders—basic
Year ended December 31, 2005	$1.91	$0.39	$1.77
Nine months ended September 30, 2006	$1.33	$0.32	$1.16

Income per share from continuing operations applicable to common shareholders—dilutive
Year ended December 31, 2005	$1.90	$0.39	$1.76
Nine months ended September 30, 2006	$1.33	$0.32	$1.15

Book value per common share
As of December 31, 2005	$17.12	$7.12	$33.99
As of September 30, 2006	$16.42	$6.89	$33.19

Cash distributions per common share
Year ended December 31, 2005	$2.16	$0.83	$2.16
Nine months ended September 30, 2006	$1.77	$0.62	$1.77

Comparative Per Share Market Price and Dividend Information

At the close of business on December 15, 2006, the record date for the special meeting, there were approximately 2,400 holders of record of DDR common shares and approximately 58,000 holders of record of IRRETI common stock.

Market Prices and Dividends

DDR common shares are listed on the New York Stock Exchange under the symbol “DDR.” Shares of IRRETI common stock are not listed or traded on any national securities exchange or quoted in an inter-dealer quotation system and therefore no market price is provided.

The following table sets forth the high and low closing prices per DDR common share as reported by the New York Stock Exchange, based on published financial sources for the quarterly periods indicated, which correspond to the quarterly fiscal periods for financial reporting purposes.

	DDR
	Common Shares
Quarter	High	Low

2006:
First	$56.99	$46.96
Second	54.81	48.49
Third	56.18	51.11
Fourth	66.11	55.78

2005:
First	$44.50	$38.74
Second	47.59	38.91
Third	49.49	43.87
Fourth	48.29	42.03

2004:
First	$40.89	$32.26
Second	42.55	30.80
Third	39.15	35.09
Fourth	45.85	39.05

The following table sets forth the declared and paid distributions for each of DDR (per common share) and IRRETI (per share of common stock) for the quarterly periods indicated.

	DDR Declared	IRRETI
	and Paid	Declared and
Quarter	Distribution	Paid Distribution

2006:
First	$0.59	$0.21
Second	0.59	0.20
Third	0.59	0.21
Fourth	0.59 (1)	0.21 (2)

2005:
First	$0.54	$0.21
Second	0.54	0.20
Third	0.54	0.21
Fourth	0.54	0.21

2004:
First	$0.46	$0.21
Second	0.46	0.20
Third	0.51	0.21
Fourth	0.51	0.21

(1)	On November 20, 2006, DDR declared its 2006 fourth quarter dividend, payable on January 8, 2007, to shareholders of record on December 22, 2006, of $0.59 per share.

(2)	IRRETI pays distributions monthly to its stockholders. IRRETI declared a distribution, payable on January 7, 2007, to its stockholders of record as of December 21, 2006 of $0.069167 per share with respect to the month of December 2006.

DDR intends to continue to declare quarterly dividends on its common shares and intends to pay a quarterly dividend of $0.66 per share during 2007 commencing in April of 2007. However, no assurances can be made as to the amounts of future dividends since such dividends are subject to DDR’s cash flow from operations, earnings, financial condition, capital requirements and other factors its board of directors considers relevant. DDR is required by the Code to distribute at least 90% of its REIT taxable income. The amount of cash available for dividends is impacted by capital expenditures and debt service requirements to the extent that DDR is to fund such items out of cash flow from operations.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following factors in evaluating the proposals to be voted on at the special meeting.

Risk Factors Relating to the Merger

Stockholders will not know more than two trading days before the special meeting the number of DDR common shares, if any, that will be issued in the merger.

In connection with the merger, you will be entitled to receive $14.00 in cash in respect of each share of IRRETI common stock that you own as of the completion of the merger, plus the distribution portion; however, DDR may elect to pay up to $4.00 per share of the merger consideration in the form of DDR common shares instead of cash. The merger consideration will be paid without interest and is subject to adjustment in certain circumstances. If DDR makes and does not revoke the stock election, the number of DDR common shares that IRRETI stockholders will receive in the merger will be determined based on the average closing price of DDR common shares over the 10 consecutive trading days immediately preceding the two consecutive trading days immediately preceding the date of the special meeting. As soon as the number of DDR common shares that IRRETI stockholders will be entitled to receive as part of the merger consideration can be determined, DDR and IRRETI will issue a joint press release announcing such number. Accordingly, if DDR exercises the option to pay part of the merger consideration in the form of its common shares, the exact number of DDR common shares that you will be entitled to receive for each of your IRRETI shares will not be known more than two trading days before the special meeting. The market price of DDR common shares used for purposes of determining the stock portion of the merger consideration may vary from the closing price of DDR common shares on the date the merger was announced, on the date that this proxy statement/prospectus was mailed to IRRETI stockholders, on the date of the special meeting, on the closing date or on the date any DDR common shares are actually received by a former IRRETI stockholder as merger consideration. After the special meeting, the market value of DDR common shares may continue to fluctuate.

DDR is not permitted to terminate the merger agreement solely because of changes in the market prices of DDR common shares. Share price changes may result from a variety of factors, including general market and economic conditions and changes in the respective businesses, operations and prospects of DDR. Many of these factors are beyond the control of DDR.

There may be unexpected delays in the consummation of the merger, which would delay IRRETI stockholders’ receipt of the merger consideration and could impact DDR’s ability to timely achieve cost savings associated with the merger.

The merger is expected to close during the first quarter of 2007. However, certain events could delay the consummation of the merger. If these events were to occur, the receipt of cash and potentially DDR common shares by IRRETI stockholders would be delayed. Some of the events that could delay the consummation of the merger include difficulties in obtaining the approval of IRRETI stockholders or satisfying the other closing conditions to which the merger is subject.

If the merger does not occur, IRRETI may incur payment obligations to DDR.

If the merger agreement is terminated under certain circumstances, IRRETI may be required to pay DDR an $80.0 million break-up fee in addition to an expense reimbursement of up to $20.0 million. If the merger agreement is terminated under certain other circumstances, IRRETI may be obligated to pay DDR up to $20.0 million as an expense reimbursement. See “The Merger Agreement—Termination; Break-up Fee and Expenses.”

The merger is subject to customary conditions to closing, including receipt of the required approval of the stockholders of IRRETI. If any condition to the merger is not satisfied or, if permissible, waived, the merger will not be completed. IRRETI has devoted significant management resources in an effort to complete the merger and is subject to restrictions contained in the merger agreement on the conduct of its business. If the merger is not completed, IRRETI will have incurred significant costs, including the diversion of management resources, for which it will have received little or no benefit.

Some of IRRETI’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of IRRETI stockholders generally.

In considering the recommendation of the IRRETI board of directors and how to vote with respect to the merger, IRRETI stockholders should be aware that some of IRRETI’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of IRRETI stockholders generally. See “Interests of Directors and Executive Officers of IRRETI in the Merger.” These interests include the following, among others:

•	In connection with the merger, all outstanding unexercised options to purchase shares of IRRETI common stock (whether or not currently exercisable) held by IRRETI’s directors and executive officers will be canceled and the holder thereof will be compensated in cash for all such options in an amount (without interest) equal to the product of the excess, if any, of $14.00 over the per share exercise price of the option multiplied by the number of shares of IRRETI common stock underlying the option.

•	All unvested shares of IRRETI restricted stock previously awarded to IRRETI directors or executive officers will vest immediately before the effective time of the merger and will be exchanged for the merger consideration in connection with the merger.

•	Under their respective severance agreements, eight officers of IRRETI will be entitled to receive estimated cash payments of approximately $7.0 million in the aggregate upon qualifying terminations of employment or consummation of the merger.

•	DDR will indemnify the present and former directors and officers of IRRETI against all costs or expenses incurred by them in connection with any existing claim or any claim occurring at or prior to the merger to the fullest extent permitted under applicable law.

•	For six years after the effective time of the merger, DDR will maintain IRRETI’s current directors’ and officers’ liability insurance for the benefit of IRRETI’s present and former directors and officers; provided that DDR is not required to spend more than 300% of the aggregate of IRRETI’s current premiums to obtain such insurance.

DDR may encounter difficulties in assimilating the IRRETI portfolio.

The IRRETI portfolio is a large acquisition. DDR may encounter difficulties in integrating such a large portfolio with its existing systems and personnel, which could result in additional expense and adversely affect its results of operations and have a negative impact on the market price of its common shares after completion of the merger.

The completion of the merger poses risks for DDR’s operations, including that:

•	following the merger, DDR may not achieve expected cost savings and operating efficiencies, such as the elimination of redundant administrative costs and property management costs;

•	DDR may not effectively integrate the operations of IRRETI;

•	the acquisition of the IRRETI portfolio may subject DDR to liabilities, including environmental liabilities;

•	the IRRETI portfolio, including its development projects, may not perform as well as DDR anticipates;

•	DDR may experience difficulties and incur expenses associated with the assimilation and retention of IRRETI employees; and

•	the diversion of management’s attention to the integration of the operations of IRRETI could have an adverse effect on the financial condition and operating results of IRRETI and DDR.

If DDR fails to successfully integrate IRRETI or fails to realize the intended benefits of the merger due to any of the foregoing or other reasons, the market price of DDR common shares could decline from the market price at the time of completion of the merger.

Risk Factors Relating to DDR Following the Merger

The economic performance and value of DDR’s shopping centers depend on many factors, each of which could have an adverse impact on its cash flows and operating results.

The economic performance and value of DDR’s real estate holdings can be affected by many factors, including the following:

•	Changes in the national, regional and local economic climate;

•	Local conditions such as an oversupply of space or a reduction in demand for real estate in the area;

•	The attractiveness of the properties to tenants;

•	Competition from other available space;

•	DDR’s ability to provide adequate management services and to maintain its properties;

•	Increased operating costs, if these costs cannot be passed through to tenants; and

•	The expense of periodically renovating, repairing and reletting spaces.

DDR’s properties consist primarily of community and neighborhood shopping centers and, therefore, its performance is linked to general economic conditions in the market for retail space. The market for retail space has been and may continue to be adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retail companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets and increasing consumer purchases through catalogues and the Internet. To the extent that any of these conditions occur, they are likely to affect market rents for retail space. In addition, DDR may face challenges in the management and maintenance of the properties or encounter increased operating costs, such as real estate taxes, insurance and utilities, which may make its properties unattractive to tenants. The loss of rental revenues from a number of DDR’s tenants and its inability to replace such tenants may adversely affect DDR’s profitability and ability to meet its debt and other financial obligations and make distributions to its shareholders.

DDR’s dependence on rental income may adversely affect its ability to meet its debt obligations and make distributions to its shareholders.

Substantially all of DDR’s income is derived from rental income from real property. As a result, DDR’s performance depends on its ability to collect rent from tenants. DDR’s income and funds for distribution could be negatively affected if a significant number of its tenants, or any of its major tenants (as discussed in more detail below):

•	Experience a downturn in their business that significantly weakens their ability to meet their obligations to DDR;

•	Delay lease commencements;

•	Decline to extend or renew leases upon expiration;

•	Fail to make rental payments when due; or

•	Close stores or declare bankruptcy.

Any of these actions could result in the termination of the tenant’s lease and the loss of rental income attributable to the terminated lease. A lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could also result in lease terminations or reductions in rent by other tenants in the same shopping centers under the terms of some leases. In addition, DDR cannot be certain that any tenant whose lease expires will renew that lease or that it will be able to re-lease space on economically advantageous terms. The loss of rental revenues from a number of DDR’s tenants and its inability to replace such tenants may adversely affect DDR’s profitability and its ability to meet debt and other financial obligations and make distributions to its shareholders.

DDR relies on major tenants, making it vulnerable to changes in the business and financial condition of, or demand for its space by, such tenants.

As of September 30, 2006, the annualized base rental revenues from Wal-Mart, Sears, Lowe’s, Tops Market (Royal Ahold), Mervyns, TJX Companies and Kohl’s represented 8.6%, 3.5%, 2.7%, 2.7%, 2.6%, 2.3% and 2.1%, respectively, of DDR’s aggregate annualized shopping center base rental revenues, including its proportionate share of joint venture aggregate annualized shopping center base rental revenues. DDR’s income and ability to meet its financial obligations could be adversely affected in the event of the bankruptcy or insolvency of, or a significant downturn in the business of, one of these tenants or any of DDR’s other major tenants. In addition, DDR’s results could be adversely affected if any of these tenants does not renew multiple lease terms as they expire.

DDR’s acquisition activities may not produce the cash flows that it expects and may be limited by competitive pressures or other factors.

DDR intends to acquire existing retail properties to the extent that suitable acquisitions can be made on advantageous terms. Acquisitions of commercial properties entail risks such as:

•	DDR’s estimates of expected occupancy and rental rates may differ from actual results;

•	DDR’s estimates of the costs of any redevelopment or repositioning of acquired properties may prove to be inaccurate;

•	DDR may be unable to operate successfully in new markets where acquired properties are located, due to a lack of market knowledge or understanding of local economies;

•	DDR may be unable to successfully integrate new properties into its existing operations; or

•	DDR may have difficulty obtaining financing on acceptable terms or paying the operating expenses and debt service associated with acquired properties prior to sufficient occupancy of those properties.

In addition, DDR may not be in a position or have the opportunity in the future to make suitable property acquisitions on advantageous terms due to competition for such properties with others engaged in real estate investment who may have greater financial resources than DDR. DDR’s inability to successfully acquire new properties may affect DDR’s ability to achieve its anticipated return on investment, which could have an adverse effect on its results of operations.

DDR’s articles of incorporation contain limitations on acquisitions and changes in control.

In order to maintain DDR’s status as a REIT, its articles of incorporation prohibit any person, except for certain existing shareholders at the time of its initial public offering, from owning more than 5% of DDR’s outstanding common shares. This restriction is likely to discourage third parties from acquiring control of DDR without consent of its board of directors even if a change in control was in the interest of its shareholders.

Real estate property investments are illiquid, and therefore DDR may not be able to dispose of properties when appropriate or on favorable terms.

Real estate property investments generally cannot be disposed of quickly. In addition, the federal tax code imposes restrictions on the ability of a REIT to dispose of properties that are not applicable to other types of real estate companies. Therefore, DDR may not be able to vary its portfolio in response to economic or other conditions promptly or on favorable terms, which could cause DDR to incur extended losses and reduce its cash flows and adversely affect distributions to its shareholders.

DDR’s development and construction activities could affect its operating results.

DDR intends to continue the selective development and construction of retail properties in accordance with its development and underwriting policies as opportunities arise. DDR’s development and construction activities include risks that:

•	DDR may abandon development opportunities after expending resources to determine feasibility;

•	Construction costs of a project may exceed DDR’s original estimates;

•	Occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable;

•	Rental rates per square foot could be less than projected;

•	Financing may not be available to DDR on favorable terms for development of a property;

•	DDR may not complete construction and lease-up on schedule, resulting in increased debt service expense and construction costs; and

•	DDR may not be able to obtain, or may experience delays in obtaining necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

Additionally, the time frame required for development, construction and lease-up of these properties means that DDR may have to wait years for a significant cash return. If any of the above events occur, the development of properties may hinder DDR’s growth and have an adverse effect on its results of operations. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require substantial time and attention from management.

DDR has variable-rate debt and is subject to interest rate risk.

DDR has a substantial amount of mortgage debt with interest rates that vary depending upon the market index. In addition, DDR has a revolving credit facility that bears interest at a variable rate on all amounts drawn on the facility. DDR may incur additional variable-rate debt in the future. Increases in interest rates on variable-rate debt would increase DDR’s interest expense, which would adversely affect net earnings and cash available for payment of its debt obligations and distributions to its shareholders.

DDR’s ability to increase its debt could adversely affect its cash flow.

At September 30, 2006, DDR had outstanding debt of approximately $4.1 billion. DDR intends to continue to maintain a conservative debt capitalization with a ratio of debt to total market capitalization (the sum of the aggregate market value of DDR common shares, the liquidation preference on any preferred shares outstanding and its total indebtedness) of less than 50%. In addition, DDR is subject to limitations under its credit facilities and indentures relating to its ability to incur further debt; however, DDR’s organizational documents do not contain any limitation on the amount or percentage of indebtedness it may incur. If DDR were to become more highly leveraged, its cash needs to fund debt service would increase accordingly. Under such circumstances, DDR’s risk of decreases in cash flow, due to fluctuations in the real estate market, reliance on its major tenants, acquisition and development costs and the other factors discussed above could subject DDR to an even greater adverse impact on its financial condition and results of operations. In addition, increased leverage could increase the risk of default on DDR’s debt obligations, which could further reduce its cash available for distribution and adversely affect its ability to dispose of its portfolio on favorable terms, which could cause DDR to incur extended losses and reduce its cash flows.

DDR’s cash flows and operating results could be adversely affected by required payments of debt or related interest and other risks of its debt financing.

DDR is generally subject to risks associated with debt financing. These risks include:

•	DDR’s cash flow may not satisfy required payments of principal and interest;

•	DDR may not be able to refinance existing indebtedness on its properties as necessary or the terms of the refinancing may be less favorable to DDR than the terms of existing debt;

•	Required debt payments are not reduced if the economic performance of any property declines;

•	Debt service obligations could reduce funds available for distribution to DDR’s shareholders and funds available for acquisitions;

•	Any default on DDR’s indebtedness could result in acceleration of those obligations and possible loss of property to foreclosure; and

•	The risk that necessary capital expenditures for purposes such as re-leasing space cannot be financed on favorable terms.

If a property is mortgaged to secure payment of indebtedness and DDR cannot make the mortgage payments, it may have to surrender the property to the lender with a consequent loss of any prospective income and equity value from such property. Any of these risks can place strains on DDR’s cash flows, reduce its ability to grow and adversely affect its results of operations.

DDR’s financial condition could be adversely affected by financial covenants.

DDR’s credit facilities, term loans and the indentures under which its senior and subordinated unsecured indebtedness is, or may be, issued contain certain financial and operating covenants, including, among other things, certain coverage ratios, as well as limitations on DDR’s ability to incur secured and unsecured indebtedness, sell all or substantially all of its assets and engage in mergers and consolidations and certain acquisitions. These covenants could limit DDR’s ability to obtain additional funds needed to address cash shortfalls or pursue growth opportunities or transactions that would provide a substantial return to its shareholders. In addition, a breach of these covenants could cause a default under or accelerate some or all of DDR’s indebtedness, which could have a material adverse effect on its financial condition.

DDR’s ability to continue to obtain permanent financing cannot be assured.

In the past, DDR has financed certain acquisitions and certain development activities in part with proceeds from its credit facilities or offerings of its debt securities. These financings have been, and may continue to be, replaced by more permanent financing. However, DDR may not be able to obtain more permanent financing for future acquisitions or development activities on acceptable terms. If market interest rates were to increase or other unfavorable market conditions exist at a time when amounts were outstanding under DDR’s credit facilities, or if other variable-rate debt was outstanding, DDR’s debt interest costs would increase, causing potentially adverse effects on its financial condition and results of operations.

If DDR fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax as a regular corporation and could have significant tax liability.

DDR intends to operate in a manner that allows it to continue to qualify as a REIT for U.S. federal income tax purposes. However, REIT qualification requires that DDR satisfy numerous requirements (some on an annual or quarterly basis) established under highly technical and complex provisions of the Code, for which there are a limited number of judicial or administrative interpretations. DDR’s status as a REIT requires an analysis of various factual matters and circumstances that are not entirely within its control. Accordingly, it is not certain DDR will be able to continue to qualify and remain qualified as a REIT for U.S. federal income tax purposes. Even a technical or inadvertent violation of the REIT requirements could jeopardize DDR’s REIT qualification. Furthermore, Congress or the Internal Revenue Service, or IRS, might change the tax laws or regulations and the courts might issue new rulings, in each case potentially having retroactive effect that could make it more difficult or impossible for DDR to qualify as a REIT. If DDR fails to qualify as a REIT in any tax year, then:

•	DDR would be taxed as a regular domestic corporation, which, among other things, means that it would be unable to deduct distributions to its shareholders in computing its taxable income and would be subject to U.S. federal income tax on its taxable income at regular corporate rates;

•	any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to its shareholders, and could force DDR to liquidate assets or take other actions that could have a detrimental effect on its operating results; and

•	unless DDR was entitled to relief under applicable statutory provisions, it would be disqualified from treatment as a REIT for the four taxable years following the year during which DDR lost its qualification, and its cash available for distribution to its shareholders therefore would be reduced for each of the years in which DDR does not qualify as a REIT.

Even if DDR remains qualified as a REIT, it may face other tax liabilities that reduce its cash flow. DDR may also be subject to certain U.S. federal, state and local taxes on its income and property either directly or at the level of its subsidiaries. Any of these taxes would decrease cash available for distribution to DDR’s shareholders.

Compliance with REIT requirements may negatively affect DDR’s operating decisions.

To maintain its status as a REIT for U.S. federal income tax purposes, DDR must meet certain requirements, on an on-going basis, including requirements regarding its sources of income, the nature and diversification of its assets, the amounts DDR distributes to its shareholders and the ownership of its shares. DDR may also be required to make distributions to its shareholders when it does not have funds readily available for distribution or at times when DDR’s funds are otherwise needed to fund capital expenditures.

As a REIT, DDR must distribute at least 90% of its annual net taxable income (excluding net capital gains) to its shareholders. To the extent that DDR satisfies this distribution requirement, but distributes less than 100% of its net taxable income, DDR will be subject to U.S. federal corporate income tax on its undistributed taxable income. In addition, DDR will be subject to a 4% nondeductible excise tax if the actual amount that it pays to its shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws.

From time to time, DDR may generate taxable income greater than its income for financial reporting purposes, or its net taxable income may be greater than its cash flow available for distribution to its shareholders. If DDR does not have other funds available in these situations, it could be required to borrow funds, sell a portion of its securities at unfavorable prices or find other sources of funds in order to meet the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax.

In addition, the REIT provisions of the Code impose a 100% tax on income from “prohibited transactions.” Prohibited transactions generally include sales of assets that constitute inventory or other property held for sale to customers in the ordinary course of business, other than foreclosure property. This 100% tax could impact DDR’s decisions to sell property if it believes such sales could be treated as a prohibited transaction. However, DDR would not be subject to this tax if it were to sell assets through a taxable REIT subsidiary. DDR will also be subject to a 100% tax on certain amounts if the economic arrangements between DDR and a taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

Dividends paid by REITs generally do not qualify for reduced tax rates.

In general, the maximum U.S. federal income tax rate for dividends paid to individual U.S. stockholders is 15% (through 2008). Unlike dividends received from a corporation that is not a REIT, DDR’s distributions to individual shareholders generally are not eligible for the reduced rates.

The TIAA-CREF Joint Venture is subject to various closing conditions.

The TIAA-CREF Joint Venture is subject to various closing conditions. In addition, the acquisition of up to 67 IRRETI properties by the TIAA-CREF Joint Venture is subject to additional conditions, and the TIAA-CREF Joint Venture may not elect to acquire all of such properties. If the TIAA-CREF Joint Venture does not close or the TIAA-CREF Joint Venture does not elect to purchase all 67 IRRETI properties, but DDR nevertheless consummates the merger with IRRETI, then DDR will have to seek alternative arrangements for the ownership and management of the properties expected to be held by the TIAA-CREF Joint Venture, which could have an adverse effect on DDR’s expected results of operations and financial position following the merger.

Property ownership through partnerships and joint ventures could limit DDR’s control of those investments and reduce its expected return.

Partnership or joint venture investments may involve risks not otherwise present for investments made solely by DDR, including the possibility that DDR’s partner or co-venturer might become bankrupt, that its partner or co-venturer might at any time have different interests or goals than DDR, and that its partner or co-venturer may take action contrary to DDR’s instructions, requests, policies or objectives, including DDR’s policy with respect to maintaining its qualification as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither DDR’s partner or co-venturer nor DDR would have full control over the partnership or joint venture. In the case of the TIAA-CREF Joint Venture, DDR only expects to contribute 15% of the equity, but the joint venture would hold a significant amount of assets. These factors could limit the return that DDR receives from such investments or cause its cash flows to be lower than its estimates. There is no limitation under DDR’s amended and restated articles of incorporation, or its code of regulations as to the amount of funds that DDR may invest in partnerships or joint ventures. As of September 30, 2006, DDR had approximately $133.6 million of investments in and advances to joint ventures holding 159 unconsolidated operating shopping centers. Assuming consummation of the proposed asset sale of 67 unconsolidated shopping centers to the TIAA-CREF Joint Venture, DDR would have approximately $348.7 million of investments in and advances to joint ventures holding 226 unconsolidated shopping centers as of September 30, 2006.

DDR’s inability to realize the anticipated returns from its retail real estate assets outside the United States could adversely affect its results of operations.

DDR may not realize the intended benefits of any transactions outside the United States as DDR may not have any prior experience with local economies or culture. The assets may not perform as well as DDR anticipated or may not be successfully integrated, or DDR may not realize the improvements in occupancy and operating results that it anticipated. In addition, DDR could be subject to local laws governing these properties, with which it has no prior experience, and which may present new challenges for the management of DDR’s operations. Each of these factors may adversely affect DDR’s ability to achieve anticipated returns on investment, which could have an adverse effect on its results of operations.

DDR expects to continue to pursue international expansion opportunities that may subject it to different or greater risks than those associated with DDR’s domestic operations.

DDR holds an interest in a joint venture in Brazil and assets in Puerto Rico. DDR also expects to pursue additional expansion opportunities outside the United States. International development and ownership activities carry risks that are different from those DDR faces with its domestic properties and operations. These risks include:

•	Adverse effects of changes in exchange rates for foreign currencies;

•	Changes in foreign political environments, regionally, nationally and locally;

•	Challenges of complying with a wide variety of foreign laws concerning corporate governance, operations, taxes and litigation;

•	Different lending practices;

•	Cultural differences;

•	Changes in applicable laws and regulations in the United States that affect foreign operations;

•	Difficulties in managing international operations; and

•	Obstacles to the repatriation of earnings and cash.

Although DDR’s international activities currently are a relatively small portion of its business, to the extent that DDR expands its international activities, these risks could increase in significance and adversely affect its results of operations and financial condition.

DDR’s real estate investments may contain environmental risks that could adversely affect its operating results.

The acquisition of assets may subject DDR to liabilities, including environmental liabilities. DDR’s operating expenses could be higher than anticipated due to the cost of complying with existing or future environmental laws and regulations. In addition, under various federal, state and local laws, ordinances and regulations, DDR may be considered an owner or operator of real property or to have arranged for the disposal or treatment of hazardous or toxic substances. As a result, DDR may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property. DDR may also be liable for other potential costs that could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). DDR may incur such liability whether or not it knew of, or was responsible for, the presence of such hazardous or toxic substances. Such liability could be of substantial magnitude and divert management’s attention from other aspects of DDR’s business and, as a result, could have a material adverse effect on DDR’s operating results and financial condition, as well as its ability to make distributions to its shareholders.

An uninsured loss or a loss that exceeds the limit of the insurance policies on DDR’s properties could subject DDR to lost capital or revenue on those properties.

Under the terms and conditions of the leases currently in force on DDR’s properties, tenants generally are required to indemnify and hold DDR harmless from liabilities resulting from injury to persons, air, water, land or property, on or off the premises, due to activities conducted on the properties, except for claims arising from the negligence or intentional misconduct of DDR or its agents. Additionally, tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and full replacement value property damage insurance policies. DDR has obtained comprehensive liability, casualty, flood and rental loss insurance policies on its properties. All of these policies may involve substantial deductibles and certain exclusions. In addition, DDR cannot assure its shareholders that the tenants will properly maintain their insurance policies or have the ability to pay the deductibles. Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, DDR could lose all or part of its capital invested in, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on DDR’s operating results and financial condition, as well as its ability to make distributions to its shareholders.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require DDR to make unanticipated expenditures that adversely affect DDR’s cash flows.

All of DDR’s U.S. and Puerto Rico properties are required to comply with the Americans with Disabilities Act, or ADA. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. While the tenants to whom DDR leases properties are obligated by law to comply with the ADA provisions, and typically under tenant leases are obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of these tenants to cover costs could be adversely affected. As a result, DDR could be required to expend funds to comply with the provisions of the ADA, which could adversely affect its results of operations and financial condition and its ability to make distributions to its shareholders. In addition, DDR is required to operate the properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to the properties. DDR may be required to make substantial capital expenditures to comply with those requirements, and these expenditures could have a material adverse effect on its ability to meet its financial obligations and make distributions to its shareholders.

Changes in market conditions could adversely affect the market price of DDR’s publicly-traded securities.

As with other publicly-traded securities, the market price of DDR’s publicly-traded securities depends on various market conditions, which may change from time to time. Among the market conditions that may affect the market price of DDR’s publicly-traded securities are the following:

•	The extent of institutional investor interest in DDR;

•	The reputation of REITs generally and the reputation of REITs with similar portfolios;

•	The attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);

•	DDR’s financial condition and performance;

•	The market’s perception of DDR’s growth potential and potential future cash dividends;

•	An increase in market interest rates, which may lead prospective investors to demand a higher distribution rate in relation to the price paid for DDR’s shares;

•	In August 2006, DDR entered into a capped call transaction in connection with the sale of its 3.50% convertible senior notes due 2011 and in December 2006, DDR entered into a forward sale agreement for DDR common shares. The counterparties to these transactions may enter into hedging transactions that could impact the price of DDR common shares; and

•	General economic and financial market conditions.

DDR can issue additional securities without shareholder approval.

DDR can issue preferred and common shares without shareholder approval subject to certain limitations in DDR’s articles of incorporation. Holders of DDR preferred shares have priority over holders of DDR’s common shares, and the issuance of additional shares reduces the interest of existing holders of DDR shares.

DDR’s executive officers have agreements that provide them with benefits in the event of a change in control of DDR or if their employment agreements are terminated under certain circumstances.

DDR has entered into change in control agreements with certain executive officers that provide them with severance benefits if their employment ends under certain circumstances following a change in control of DDR or if DDR terminates the executive officer “without cause” as defined in the change in control agreements. These benefits could increase the cost to a potential acquirer of DDR and thereby prevent or deter a change in control of DDR that might involve a premium price for DDR’s common shares or otherwise affect the interests of its shareholders.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results and performance; statements about DDR’s and IRRETI’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “should,” “will,” “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of DDR’s and IRRETI’s management, respectively, and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of DDR and IRRETI. In addition, these forward-looking statements are subject to a variety of assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this proxy statement/prospectus, including those set forth under the heading “Risk Factors”; the risks discussed in IRRETI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended; the risks discussed in DDR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended; and the following important factors and assumptions, could affect the future results of DDR following the merger, or the future results of DDR and IRRETI if the merger does not occur, and could cause actual results to differ materially from those expressed in any forward-looking statements:

•	those discussed and identified in public filings with the SEC made by DDR and IRRETI;

•	the vote of IRRETI stockholders on the merger agreement and the merger at the special meeting;

•	the timing of the completion of the merger;

•	the amount of expenses and other liabilities incurred or accrued between the date of the signing of the merger agreement and date of the closing of the merger; and

•	IRRETI and DDR each being able to maintain its qualification as a REIT.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the business of IRRETI or DDR, the merger or other matters addressed in this proxy statement/prospectus and attributable to DDR or IRRETI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, DDR and IRRETI undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE IRRETI SPECIAL MEETING

Date, Time and Place

The special meeting of the stockholders of IRRETI will be held on February 22, 2007, at 3:00 p.m. Central Standard Time, at 2901 Butterfield Road, Oak Brook, Illinois 60523.

Purpose

At the special meeting, holders of IRRETI common stock will be asked to consider and vote upon a proposal to approve the merger agreement and the merger, pursuant to which IRRETI will be merged with and into Merger Sub, with Merger Sub surviving the merger. At the special meeting, IRRETI stockholders may also be asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement and the merger.

Recommendation of the IRRETI Board of Directors

After two IRRETI directors recused themselves, the IRRETI board of directors unanimously determined the merger to be fair to and in the best interests of IRRETI stockholders, and authorized and approved the merger agreement and the merger and recommended that IRRETI stockholders approve the merger. See “The Merger — Background of the Merger” and “The Merger — Recommendation of the IRRETI Board of Directors,” and “Interests of Directors and Executive Officers of IRRETI in the Merger.”

Record Date, Outstanding Shares and Voting Rights

The IRRETI board of directors has fixed December 15, 2006, as the record date for the special meeting. Accordingly, only holders of record of issued and outstanding shares of IRRETI common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, there were 263,912,560.9026 shares of IRRETI common stock outstanding, held by approximately 58,000 holders of record. Each holder is entitled to one vote for each share of IRRETI common stock held on the record date.

Vote Required; Quorum

The affirmative vote, whether in person or by proxy, of the holders of at least two-thirds of the outstanding shares of IRRETI common stock entitled to vote at the special meeting is required to approve the merger agreement and the merger.

The representation, in person or by properly executed proxy, of the holders of at least a majority of the shares of IRRETI common stock entitled to vote at the special meeting is necessary to constitute a quorum at the special meeting. Shares of IRRETI common stock represented in person or by proxy will be counted for the purposes of determining whether a quorum is present at the special meeting. Abstentions will be counted for quorum purposes and will have the same effect as a vote against approval of the merger agreement and the merger since the affirmative vote, whether in person or by proxy, of the holders of at least two-thirds of the outstanding shares of IRRETI common stock entitled to vote at the special meeting is required to approve the merger agreement and the merger. If a broker or nominee holding shares of record for a customer submits a properly executed proxy, but indicates that it does not have discretionary authority to vote as to a particular matter, those shares, which are referred to as broker non-votes, will be treated as present and entitled to vote at the special meeting for purposes of determining whether a quorum exists.

If a quorum is not present, the stockholders entitled to vote at the special meeting, present in person or by proxy, may adjourn the special meeting from time to time to a date not more than 120 days after the original record date without notice other than an announcement at the special meeting. Any business may be transacted at an adjourned or reconvened meeting after an adjournment which might have been transacted at the special meeting as originally called. Approval of an adjournment of the special meeting requires the affirmative vote, whether in person or by proxy, of the holders of a majority of the shares of IRRETI common stock present, in person or by proxy, at the special meeting. As a result, abstentions and broker non-votes will have the same effect as a vote against the approval of the adjournment.

Under New York Stock Exchange rules, which govern how brokers and nominees may vote in certain circumstances, brokers and nominees holding shares of record for customers are not entitled to vote on the IRRETI merger proposal or the adjournment proposal unless they receive specific voting instructions from the beneficial owner of the shares. Accordingly, broker non-votes will have the same effect as shares voted against approval of the IRRETI merger proposal and the proposal to adjourn the special meeting.

Voting of Proxies

All shares of IRRETI common stock that are entitled to vote and are represented at the special meeting by properly executed proxies received prior to or at such special meeting, and not revoked, will be voted at such special meeting in accordance with the instructions indicated on such proxies. IRRETI stockholders may choose to vote for or against or abstain from voting on the approval of the merger agreement and the merger. If an IRRETI stockholder returns a signed proxy card, but does not indicate how the shares are to be voted (with the exception of broker non-votes), the shares of IRRETI common stock represented by the proxy card will be voted “FOR” the approval of the merger agreement and the merger and will be voted “FOR” the approval of an adjournment of the special meeting, if necessary, to solicit additional proxies if there is an insufficient number of votes at the time of the special meeting to approve the merger agreement and the merger. If an IRRETI stockholder does not return a signed proxy card, that stockholder’s shares will not be voted and will have the same effect as a vote against the approval of the merger agreement and the merger.

IRRETI does not expect that any matter other than the proposal to approve the merger agreement and the merger will be brought before the special meeting. If, however, other matters are properly brought before the special meeting, or any reconvened meeting following an adjournment, the persons named as proxies will vote on such other matters in accordance with their judgment.

Stockholders of record and many stockholders who hold their shares through a broker, bank or other nominee will have the option to vote their shares electronically through the Internet or by telephone. In addition to submitting the enclosed proxy card by mail, IRRETI stockholders of record may vote their shares by telephone or the Internet by following the instructions on their proxy card. If you have any questions regarding whether you are eligible to vote your shares by telephone or by internet, you should contact Morrow & Co., Inc. by telephone at (800) 573-4804 (toll free) or by email at Inland.info@morrowco.com. Please note that there are separate arrangements for using the Internet or telephone depending on whether your shares are registered in IRRETI’s stock records in your name or in the name of a broker, bank or other nominee who holds your shares. If you hold your shares through a broker, bank or other nominee, you should check your instruction card forwarded by your broker, bank or other nominee who holds your shares to see which options are available.

Appraisal Rights

Under IRRETI’s articles of incorporation, holders of IRRETI common stock are not entitled to appraisal or dissenters’ rights in connection with the merger. If IRRETI stockholders do not vote in favor of the merger and the merger occurs anyway, IRRETI stockholders will be bound by the terms of the merger under the merger agreement and will receive the consideration discussed in “The Merger — General.”

Revocation of Proxies

A proxy card is enclosed. Any IRRETI stockholder of record who executes and delivers the proxy card may revoke the authority granted under the proxy at any time before the shares are voted at the special meeting by:

•	delivering to the corporate secretary of IRRETI, at or before the time the vote is taken at the IRRETI special meeting, a later-dated written notice stating that you revoke your proxy;

•	properly executing a new proxy card bearing a later date relating to the same shares and delivering it to the corporate secretary of IRRETI so that the new proxy card is received before the shares are voted; or

•	attending the IRRETI special meeting and voting in person.

Attendance at the IRRETI special meeting will not in and of itself constitute a revocation of a proxy or a change of your vote; you must affirmatively instruct us to revoke your proxy. IRRETI stockholders of record who choose to vote using a telephone or via the Internet may change their vote prior to the special meeting using the same method with which they voted.

If you have instructed your broker or custodian to vote your shares and you wish to revoke those instructions, you must follow your broker’s or custodian’s revocation procedures.

Any written notice of revocation or subsequent proxy should be sent to Inland Retail Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523 Attention: Corporate Secretary, so as to be received prior to the IRRETI special meeting, or hand delivered to the corporate secretary of IRRETI at or before the taking of the vote at the IRRETI special meeting. Stockholders that have instructed a broker or custodian to vote their shares must follow directions received from such broker or custodian in order to change their vote.

Solicitation of Proxies; Expenses

All expenses of IRRETI’s solicitation of proxies, including the cost of mailing this proxy statement/prospectus to IRRETI stockholders, will be paid by IRRETI. In addition to solicitation by use of the mail, IRRETI’s stockholders, directors, officers and employees may solicit proxies by telephone, e-mail, fax or other means of communication. Such stockholders, directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with brokers, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokers, custodians, nominees and fiduciaries, and IRRETI will reimburse such brokers, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding such materials. IRRETI has retained Morrow & Co., Inc., a proxy soliciting firm, to assist IRRETI in the solicitation of proxies. Morrow & Co., Inc.’s solicitation fee is $6,500, plus reasonable expenses.

IRRETI STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES WITH THEIR PROXY CARDS. YOU WILL RECEIVE SEPARATE WRITTEN INSTRUCTIONS ON HOW TO EXCHANGE YOUR IRRETI COMMON STOCK CERTIFICATES FOR THE MERGER CONSIDERATION IF THE MERGER IS COMPLETED.

THE COMPANIES

DDR

DDR is a self-administered and self-managed REIT in the business of acquiring, developing, redeveloping, owning, leasing and managing shopping centers. As of September 30, 2006, DDR’s portfolio consisted of 460 shopping centers and seven business centers (including 159 properties owned through unconsolidated joint ventures and 39 properties owned through consolidated joint ventures). These properties consist of shopping centers, mini-malls and lifestyle centers. At September 30, 2006, DDR owned and/or managed over 106.1 million total square feet of gross leasable area, which included all of the aforementioned properties and 12 properties owned by third parties. DDR believes that its portfolio of shopping center properties is one of the largest (measured by amount of total gross leasable area) currently held by any publicly-traded REIT.

Merger Sub is a newly formed, wholly owned subsidiary of DDR that was formed solely for the purpose of effecting the merger. Merger Sub has not conducted any business, and will not conduct any business prior to the merger.

IRRETI

IRRETI is a self-administered and self-managed REIT primarily focused on acquiring, managing and developing neighborhood and community shopping centers predominantly located in the eastern United States. As of September 30, 2006, IRRETI owned a total of 287 properties containing approximately 34 million square feet. IRRETI’s anchor tenants include nationally and regionally recognized grocers, as well as tenants who provide basic household goods and services.

THE MERGER

General

The merger agreement provides that IRRETI will be merged with and into Merger Sub, with Merger Sub surviving as a subsidiary of DDR.

For each share of IRRETI common stock that you own as of the completion of the merger, you will be entitled to receive $14.00 in cash, plus the distribution portion. The merger consideration will be paid without interest and is subject to adjustment in certain circumstances. However, DDR may elect to pay up to $4.00 of the per share merger consideration in the form of DDR common shares instead of cash. DDR has the right to make this stock election any time prior to February 7, 2007, the date that is 15 days before the date of the special meeting. If DDR makes a stock election, DDR and IRRETI will issue a joint press release as soon as practicable thereafter announcing that DDR has made a stock election and the amount of such election. DDR may revoke its stock election at any time if the revocation would not delay the special meeting by more than 10 business days. If DDR makes and does not revoke the stock election, the number of DDR common shares that IRRETI stockholders will receive in the merger will be determined based on the average closing price of DDR common shares over the 10 consecutive trading days immediately preceding the two consecutive trading days immediately preceding the date of the special meeting. As soon as the number of DDR common shares that IRRETI stockholders will receive in the merger can be determined, DDR and IRRETI will issue another joint press release announcing such number. If DDR makes and does not revoke the stock election, cash (without interest) will be paid to IRRETI stockholders instead of fractional DDR common shares.

DDR has entered into the TIAA-CREF Joint Venture to purchase, for approximately $3.1 billion of total asset value, a portfolio of up to 67 community retail centers representing a portion of the assets currently owned by IRRETI. Pursuant to the merger agreement, IRRETI has agreed that, if requested by DDR, it will sell these assets to DDR or the TIAA-CREF Joint Venture immediately prior to the effective time of the merger. The properties in this portfolio are located predominantly in southeastern United States markets and are currently anchored by leading discount and specialty retailers. The purchase by the TIAA-CREF Joint Venture of these 67 properties is conditioned upon the consummation of the merger and certain other closing conditions.

An affiliate of TIAA-CREF will contribute 85% of the equity in the TIAA-CREF Joint Venture, and an affiliate of DDR will contribute 15% of the equity in the TIAA-CREF Joint Venture. The parties expect that leverage or borrowings will not exceed 60% of the aggregate value of the properties. DDR will earn fees for asset management, leasing, property management, development/tenant coordination and acquisitions.

DDR will also earn a promoted interest equal to 20% of the cash flow of the TIAA-CREF Joint Venture after the partners have received an internal rate of return equal to 10% on their equity investment.

In connection with the merger, all outstanding unexercised options to purchase IRRETI common stock, whether or not currently exercisable, will be canceled and converted into the right to receive a cash amount (without interest) equal to the product of (a) the excess, if any, of $14.00 over the per share exercise price of the option and (b) the number of shares of IRRETI common stock underlying the unexercised portion of the option.

Each share of IRRETI restricted stock outstanding immediately before the merger will become fully vested immediately before the merger.

IRRETI has agreed to use its reasonable best efforts to cause each outstanding warrant to purchase IRRETI common stock to be either exercised and canceled in accordance with the terms of the warrant, or to have the warrant holder agree to receive the product of (a) the excess, if any, of $14.00 over the exercise price of the warrant and (b) the number of shares of IRRETI common stock subject to the warrant, in exchange for cancellation of such warrant. IRRETI has mailed warrant assignment forms to all of its warrant holders in order to effectuate this process.

With respect to any warrants or options to purchase IRRETI common stock that have exercise prices equal to or greater than $14.00, IRRETI intends to cancel all such options and warrants immediately prior to the consummation of the merger and no merger consideration will be paid or payable in respect of such options or warrants.

This proxy statement/prospectus constitutes a prospectus of DDR, which is a part of a registration statement on Form S-4 filed by DDR with the SEC under the Securities Act of 1933 in order to register the DDR common shares which may be issued to IRRETI stockholders in the merger, and a proxy statement of IRRETI in connection with the solicitation of the approval by IRRETI stockholders of the merger agreement and the merger.

Background of the Merger

In each prospectus under which IRRETI offered its shares of common stock, the IRRETI board of directors noted that it would begin reviewing potential liquidity events as early as 2004. The IRRETI board of directors and management have from time to time evaluated and considered a variety of strategic alternatives as a part of IRRETI’s long-term strategy to maximize stockholder value and to provide a liquidity event for its stockholder base.

On August 23, 2005, the IRRETI board of directors held a regular meeting at which management, the IRRETI board of directors and representatives of Banc of America Securities LLC, or Banc of America Securities, discussed several strategic alternatives, including listing on a national exchange (both with and without an associated capital raise), merging with another company or recapitalizing IRRETI through asset sales or balance sheet restructuring. Banc of America Securities updated the IRRETI board of directors and management on the then-current state of the real estate capital markets and the high levels of merger and acquisition activity taking place at that time. The IRRETI board of directors discussed and analyzed the various alternatives as well as the associated rationales, issues, benefits, costs and risks associated with each alternative. At this meeting, the IRRETI board of directors directed the management team to continue to focus on developing the in-place business plan and to also conduct further work to evaluate the proposed liquidity alternatives for stockholders.

On March 3, 2006, the IRRETI board of directors held a regular meeting at which management and Banc of America Securities updated the IRRETI board of directors on certain strategic alternatives available to IRRETI. In addition, Duane Morris LLP, or DM, IRRETI’s outside legal counsel, discussed with the IRRETI board of directors the board’s fiduciary duties under Maryland law, including that the IRRETI board of directors was under no obligation to pursue or ultimately accept a proposed transaction. After an extended discussion, the IRRETI board of directors directed management and Banc of America Securities to initiate discussions with another REIT sponsored by The Inland Group of Companies, Inc., or Company I, regarding a potential strategic combination of the two entities.

Effective as of March 3, 2006, Robert D. Parks resigned as Chairman of the IRRETI board of directors and as a director, and the IRRETI board of directors selected Richard P. Imperiale, an existing member of the IRRETI board of directors, to serve as Chairman of the IRRETI board of directors. Also effective as of March 3, 2006, the IRRETI board of directors elected Thomas P. McGuinness, IRRETI’s Chief Operating Officer, to fill the vacancy on the IRRETI board of directors resulting from the resignation of Mr. Parks.

In March of 2006, IRRETI’s Chief Executive Officer, Barry L. Lazarus, was approached by the chief executive officer of an unaffiliated publicly-traded REIT regarding a potential combination of the two entities. Mr. Lazarus met with this chief executive officer to discuss the potential merits and risks of such a combination. This REIT’s chief executive officer indicated a desire to sign a confidentiality agreement and to gain access to IRRETI’s financial and property level information; however, no confidentiality agreement was signed at that time and no information was exchanged. The IRRETI board of directors determined at its March 16, 2006 meeting that it was not in the best interest of IRRETI stockholders to enter into further discussions with this party at that point in time.

In early April 2006, IRRETI entered into a mutual confidentiality agreement with Company I. On April 19, 2006, members of IRRETI’s management team and Banc of America Securities met in Chicago with members of Company I’s management team and the investment banking firm representing Company I. The initial meeting covered general topics including the framework of a potential transaction. Topics of discussion included combined governance, pro forma ownership, a combined business plan and portfolio, parameters for mutual due diligence, process, timing and potential risks and value inhibitors of any transaction.

On April 27, 2006, at a meeting of the IRRETI board of directors, IRRETI’s management team and Banc of America Securities updated the IRRETI board of directors regarding the preliminary discussions with Company I, including the discussions that took place at the April 19, 2006 meeting. The IRRETI board of directors discussed the themes and key business points presented at the initial meeting and directed IRRETI’s management team and Banc of America Securities to continue discussions with Company I.

In June 2006, the IRRETI board of directors held a telephonic meeting to discuss the progress of the dialogue with Company I and determined not to pursue continued discussions with Company I at that time. The IRRETI board of directors concluded that to pursue a transaction with Company I at that time was not in the best interest of IRRETI stockholders. Additionally, the IRRETI board of directors continued its past discussions of a merger with or sale to a third party in light of the discussions between Mr. Lazarus and the unaffiliated REIT. The IRRETI board of directors discussed the guidelines and parameters under which it would be willing to explore a strategic combination with or sale to a third party. The IRRETI board of directors also considered the potential impact on IRRETI’s business and employees if it became widely known that IRRETI was exploring strategic options and, accordingly, determined that the number of companies contacted with respect to a potential merger with or sale to a third party should be limited to those most likely to be interested and most able to promptly complete a transaction. Based on the foregoing and the information discussed at the prior board meetings, and after an extended discussion, the IRRETI board of directors concluded that pursuing a strategic business combination with a third party could present an attractive strategy to maximize value to IRRETI stockholders. With management’s endorsement, the IRRETI board of directors directed Banc of America Securities to contact selected, limited transaction candidates, including various potential strategic and financial buyers, and to attempt to determine if any other potential buyers would be interested in a business combination transaction. Each of these candidates was selected by the IRRETI board of directors based on its evaluation of the perceived likelihood of the candidate’s interest in the entire company, the candidate’s perceived financial ability to complete a transaction, and the perceived quality of the candidate’s management and operations (should common stock be the form of acquisition consideration).

During the week of July 24, 2006, Banc of America Securities contacted 23 companies and institutional capital sources to explore their interest in a possible transaction with IRRETI. Following Banc of America Securities’ preliminary calls, sixteen parties executed confidentiality agreements with IRRETI and subsequently received an offering memorandum and access to a limited electronic data room. The 16 parties conducted their initial limited due diligence over the next several weeks. Throughout this first round of the potential sale process, IRRETI’s management kept the IRRETI board of directors generally informed of discussions they held regarding a possible business transaction with the selected parties. On August 24, 2006, five parties (including DDR and Company I) submitted formal indications of interest with ascribed values ranging from approximately $11.50 to $14.00 per share of IRRETI common stock.

On August 31, 2006, upon the advice of counsel, the IRRETI board of directors established a subcommittee consisting of Richard P. Imperiale, Barry L. Lazarus, Daniel K. Deighan, Michael S. Rosenthal and Kenneth E. Masick to evaluate these preliminary indications of interest and direct management. Brenda G. Gujral and Thomas P. McGuinness were not included on the subcommittee because of their affiliation with The Inland Group of Companies, Inc, which could be perceived as an affiliate of one or more of the parties (or its partners) submitting a formal indication of interest. As a result, neither Ms. Gujral nor Mr. McGuinness had access to specific bids, including the indications of interest submitted on August 24, 2006. The subcommittee was directed to continue discussions with the interested parties on behalf of the IRRETI board of directors, and to report to the full IRRETI board of directors as appropriate. DM again discussed with the members of the subcommittee their fiduciary duties under Maryland law, including that they were under no obligation to pursue or accept any particular transaction. After this point, Ms. Gujral and Mr. McGuinness did not take part in any review or deliberations on any proposals.

On August 31, 2006, the subcommittee convened to review the five indications of interest with IRRETI’s management team and Banc of America Securities. After careful consideration of the indications of interest, it was decided that four parties, including DDR and Company I, would be granted access to additional, extensive due diligence materials, while the fifth party, at the subcommittee’s direction, was not invited to continue discussions or advance to a second round of the process.

Banc of America Securities contacted the four parties in early September 2006 to invite them to participate in the second round of the process.

On September 15, 2006, Banc of America Securities received a sixth indication of interest from a party that had been involved in the first round of the process but had failed to submit an indication of interest by the August 24, 2006 bid deadline.

The subcommittee convened on September 18, 2006 to determine whether the sixth party should be admitted to the second round of the process. Ultimately the subcommittee decided to invite the sixth party to perform further due diligence based upon, among other reasons, the sixth party’s proposed price per share, its past history of executing strategic transactions and its ability to perform its due diligence in a short period of time.

Over the next several weeks, the five selected parties were given access to an electronic data room and the opportunity to engage in detailed due diligence, which consisted of an in-depth evaluation of IRRETI’s properties, assets and liabilities, including meetings with IRRETI’s management, access to a more comprehensive electronic data room and tours of IRRETI’s properties, as requested. Draft forms of merger agreements were distributed to the IRRETI board of directors and to potential bidders.

During October 2006, IRRETI and its advisors conducted business, financial and legal due diligence on Company I, who proposed to include a substantial portion of its stock as consideration. IRRETI also engaged Houlihan Lokey to provide an opinion to the IRRETI board of directors regarding the fairness, from a financial point of view, to the holders of IRRETI common stock of the consideration to be received by the holders of IRRETI common stock in a sale.

Because of the highly structured nature of Company I’s proposed bid, Company I requested direct meetings with IRRETI’s management team and its advisors in an effort to describe their proposed structure in detail. On October 17, 2006, IRRETI’s management team, Banc of America Securities, Houlihan Lokey and DM met with Company I to gain a better understanding of the structure of its proposed bid. No price or ascribed value was discussed at this meeting; rather, the discussion focused only on structure and non-price terms.

IRRETI received comments to its proposed form of merger agreement from three of the parties before the second round bid deadline of October 18, 2006. However, only DDR and Company I submitted firm indications of interest at stated price levels, while the third company orally communicated that it did not believe that its bid would be competitive if submitted.

On October 18, 2006, IRRETI received an outline of principal terms from DDR and Company I. DDR submitted a proposal to acquire all outstanding shares of IRRETI common stock for $14.00 per share in cash. DDR could elect to pay up to $4.00 per share of the total consideration in the form of DDR common shares instead of cash. Company I submitted a proposal to acquire all outstanding shares of IRRETI common stock, with the consideration consisting of 55% Company I stock and 45% cash, at a stated value below the DDR bid. The submitted proposals and the comments to IRRETI’s proposed form of merger agreement addressed, among other things, consideration, the treatment of stock options, warrants and restricted stock, the general nature of representations and warranties and interim covenants, non-solicitation clauses and fiduciary outs, termination, the conditions under which a break-up fee and expenses would be payable, closing conditions, the definition of “material adverse effect” and the intended tax treatment of the merger.

On October 19, 2006, the subcommittee held a special meeting at which DM, Houlihan Lokey and Banc of America Securities were present. DM again discussed with the subcommittee their fiduciary duties under Maryland law. DM provided the subcommittee with outlines of the principal legal terms of the proposals from the parties. The proposals received, together with any accompanying comments to IRRETI’s form of merger agreement in redline form, were submitted to the subcommittee. Representatives of Banc of America Securities summarized for the subcommittee the principal financial terms of the proposals, and representatives of Houlihan Lokey reviewed certain preliminary financial analyses with respect to IRRETI with the subcommittee, based upon these bids. After an extensive discussion, the subcommittee concluded that the proposed offer by Company I needed additional refinement in order to be considered further. The subcommittee authorized IRRETI’s management and Banc of America Securities to continue to explore the Company I proposal. The subcommittee also concluded that the proposal by DDR was financially and structurally superior to the bid from Company I, and authorized IRRETI’s management and Banc of America Securities to attempt to reach a final agreement with DDR.

On October 20, 2006, representatives of DDR and their advisors met with IRRETI’s management and representatives of DM and Banc of America Securities in Chicago to attempt to negotiate a definitive merger agreement acceptable to both parties.

Also on October 20, 2006, IRRETI received an increased bid from Company I, with all of the material terms of the bid the same, except that the proposed acquisition price was increased (although still at a value below the DDR bid). Company I characterized this increased bid as its final and highest offer.

During the evening of October 20, 2006, the subcommittee held a meeting to discuss the terms of the merger agreement that DDR and IRRETI’s management team had negotiated and the terms and conditions of the proposal from Company I. The subcommittee authorized IRRETI’s management team to further attempt to negotiate a merger agreement with DDR under the general parameters provided by the subcommittee.

Later in the evening of October 20, 2006, the IRRETI board of directors held a meeting at which DM, Banc of America Securities and Houlihan Lokey were present, at which the proposed merger with DDR was discussed. Certain employee compensation matters were discussed with the full IRRETI board of directors present. DM again reviewed with the full IRRETI board of directors its fiduciary duties under Maryland law. IRRETI’s advisors noted that they believed there was an offer to present to the full IRRETI board of directors from DDR, including a negotiated merger agreement. Before any discussion ensued on the DDR proposal, Mr. McGuinness and Ms. Gujral were asked to and agreed to recuse themselves.

The IRRETI board of directors then continued the meeting without Mr. McGuinness and Ms. Gujral to discuss the proposed merger agreement with DDR. The IRRETI board of directors discussed the course of negotiations with DDR, the benefits that would be received by IRRETI stockholders in a transaction with DDR and the risks associated with such a proposal, and the terms and conditions of the proposed merger agreement with DDR, including the triggers for, and amount of, the breakup fee.

Houlihan Lokey then reviewed its financial analyses with respect to the fairness from a financial point of view of the consideration to be received by holders of IRRETI common stock in the proposed merger and delivered its oral opinion to the IRRETI board of directors, which was subsequently confirmed in writing by delivery of a written opinion addressed to the IRRETI board of directors dated the same date to the effect that, as of October 20, 2006 and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the merger consideration to be received by the holders of IRRETI common stock in the merger was fair to the holders of IRRETI common stock from a financial point of view. After further discussion, the IRRETI board of directors concluded that the proposed DDR merger transaction was fair to, and in the best interests of, IRRETI stockholders and authorized and unanimously (subject to the recusal of two directors) approved the merger agreement with DDR and the transactions contemplated thereby, including the merger, and resolved to recommend that IRRETI stockholders approve the merger agreement and the merger with DDR. See ‘‘—IRRETI’s Reasons for the Merger.”

After the close of business on October 20, 2006, and after the evening meeting of the IRRETI board of directors, the parties executed the merger agreement. Early in the morning on October 23, 2006, the parties announced the execution of the merger agreement via a joint press release.

IRRETI’s Reasons for the Merger

In making its determination with respect to the merger, the IRRETI board of directors considered a number of factors, including, among others, the following factors:

Value and Form of Merger Consideration

The consideration to be received by IRRETI stockholders in the merger, which was determined based on arm’s-length negotiations, represents an attractive price. In addition, most if not all of the merger consideration will be paid in cash with only a portion, if any, payable in DDR common shares, the number of shares of which will be fixed just before the closing date. Further, the IRRETI board of directors considered the focused and competitive process conducted to achieve this price.

Favorable Market Conditions

The IRRETI board of directors determined that the merger allows IRRETI to take advantage of conditions in the real estate markets generally, and in IRRETI’s core markets specifically, that have created an unusually favorable environment for effecting a strategic transaction to maximize stockholder value:

•	Prices for real estate assets, particularly in IRRETI’s core markets, have increased rapidly in recent years, reaching historic highs, while capitalization rates have reached historic lows.

•	Property fundamentals for neighborhood and community shopping centers, such as rents, occupancy and tenant expense reimbursement, were strengthening in IRRETI’s markets.

•	Interest rates remained low by historic standards, but may rise in the near-term. As interest rates rise, demand for real estate assets would be expected to decrease, increasing IRRETI’s downside risk in the future.

•	A number of large portfolio transactions in recent years suggested that a successful sale of IRRETI at an attractive valuation was feasible.

IRRETI’s Business and Prospects

The IRRETI board of directors believes that the merger represents a more desirable alternative for its stockholders than continuing to operate as an independent company under IRRETI’s current strategic business plan. In the view of the IRRETI board of directors, pursuing this merger provides more value for IRRETI stockholders on a risk-adjusted basis than executing IRRETI’s strategic business plan. In making this determination, the IRRETI board of directors considered a number of risks facing IRRETI in the future, including the various risks discussed in IRRETI’s Annual Report on Form 10-K, as amended, as well as the following:

•	That valuations of publicly-traded REITs and FFO multiples have reached historic highs in recent months.

•	Competition for properties and tenants in IRRETI’s markets is significant, with numerous shopping center REITs or real estate operating companies focused on acquiring and developing shopping center properties in IRRETI’s key markets.

Other Strategic Alternatives

In addition to the merger transaction, the IRRETI board of directors considered other strategic alternatives that might be available to IRRETI, including strategic acquisitions, the listing of IRRETI common stock on a public stock exchange, pursuing joint ventures to acquire properties, pursuing an orderly liquidation of IRRETI and further exploring a sale of IRRETI. After considering the potential benefits and risks to IRRETI and IRRETI stockholders associated with each of these alternatives, the IRRETI board of directors determined that the merger represented the alternative that was in the best interests of IRRETI stockholders.

Opinion of Houlihan Lokey

The IRRETI board of directors considered as favorable to its determination the opinion and analyses of Houlihan Lokey more fully described in “Opinion of Houlihan Lokey,” including the oral opinion of Houlihan Lokey, which was subsequently confirmed in writing and is set forth in Annex B hereto, to the effect that, as of October 20, 2006 and subject to and based upon the assumptions, qualifications, limitations and other matters set forth in its written opinion, the merger consideration to be received by holders of IRRETI common stock in the merger was fair to the holders of IRRETI common stock from a financial point of view.

The High Probability of Transaction Completion

The IRRETI board of directors considered as favorable that, in its judgment, there is a high probability of completing the proposed merger. The merger agreement does not contain a financing condition; therefore whether or not DDR can obtain attractive financing, it would be obligated to consummate the merger if the other conditions to closing are satisfied. In addition, the merger requires no material regulatory approvals.

The Existence of a Limited Termination Right in the Event of a Superior Proposal

The IRRETI board of directors is not prohibited from receiving proposals and inquiries for other potential acquisition proposals (although to date IRRETI has not received any such inquiries). If, however, before receiving stockholder approval for the merger agreement and the merger, IRRETI receives an unsolicited bona fide written acquisition proposal, IRRETI may furnish information to, and participate in discussions and negotiations with, the party making the proposal if (a) the IRRETI board of directors determines in good faith, after consultation with independent outside counsel, that failure to do so would be inconsistent with the board’s fiduciary duties imposed by applicable law, (b) the IRRETI board of directors determines in good faith after consultation with independent financial advisors that the acquisition proposal is reasonably likely to lead to a transaction that would be more favorable to IRRETI stockholders than the DDR merger transaction, (c) the third party has entered into a confidentiality agreement and (d) IRRETI complies with all procedures pertinent to these non-solicitation restrictions. Upon making such a determination and subject to the satisfaction of specified conditions and payment to DDR of a termination fee and DDR’s expenses, IRRETI may enter into an agreement with respect to a superior proposal from a third party.

Approval of IRRETI Stockholders Is Required

The merger agreement and the merger are subject to the approval of IRRETI stockholders, and IRRETI stockholders have the option to reject the merger agreement and merger.

The IRRETI board of directors also considered the following potentially negative factors in its deliberations concerning the merger agreement and the merger:

IRRETI Stockholders Will Be Unable to Share Directly in IRRETI’s Future Growth

The IRRETI board of directors recognized that the merger would preclude IRRETI stockholders from having the opportunity to participate in the future performance of IRRETI’s assets (other than indirectly, as a holder of DDR common shares after the merger, if DDR makes and does not revoke the stock election) and any future appreciation in the value of IRRETI common stock. After the closing, IRRETI stockholders will no longer share in any of IRRETI’s future growth (other than indirectly, as a holder of DDR common shares after the merger, if DDR makes and does not revoke the stock election) or receive monthly distributions from IRRETI. Since December 2003, IRRETI has paid annual distributions of $0.83 in 2004 and $0.83 in 2005 per share to its stockholders on a monthly basis.

Tax Consequences to IRRETI’s Stockholders

The IRRETI board of directors recognized that the merger is a taxable transaction and, as a result, IRRETI stockholders will generally be required to pay taxes on any gains that result from their receipt of the merger consideration.

Significant Costs Involved

The IRRETI board of directors considered the significant costs involved in connection with completing the merger, the substantial management time and effort required to effectuate the merger and the related disruption to IRRETI’s operations. If the merger is not consummated, then IRRETI will be required to bear these expenses and the costs of these disruptions. Moreover, the IRRETI board of directors considered that if the merger agreement is terminated by DDR because IRRETI stockholders do not approve the merger agreement and the merger, IRRETI is obligated to reimburse DDR for its reasonable out-of-pocket expenses incurred in connection with the merger and related transactions up to an aggregate maximum amount of $20.0 million.

Prohibition Against Soliciting Other Offers

Even though the merger agreement permits the IRRETI board of directors to receive unsolicited inquiries and proposals regarding other potential acquisition proposals, it also prohibits IRRETI from soliciting, initiating, knowingly encouraging or taking any other action to facilitate inquiries with respect to acquisition proposals or making any proposals for, or participating in any discussions or negotiations regarding, any acquisition proposals except under the circumstances discussed in “The Merger Agreement — Additional Agreements — No Solicitation.” If IRRETI receives a superior proposal and ultimately enters into an agreement for such a transaction, IRRETI is obligated to pay a break up fee in the amount of $80.0 million to DDR, plus reimburse DDR’s expenses up to an aggregate maximum amount of $20.0 million, subject to certain conditions.

Benefits to Certain Directors and Executive Officers

The IRRETI board of directors also considered the fact that IRRETI’s directors and executive officers have interests in the merger that differ from, or are in addition to, and therefore may conflict with, the interests of IRRETI’s other stockholders. These interests are discussed in “Interests of Directors and Executive Officers of IRRETI in the Merger,” including the lapsing of restrictions and immediate vesting of stock options and restricted stock awarded under IRRETI’s benefit plans, and severance payments that may be received under certain circumstances. Moreover, IRRETI’s senior management team, financial advisor and legal advisors negotiated a transaction in which IRRETI stockholders will receive the highest value of merger consideration that had been formally offered after a focused, competitive process, satisfying the IRRETI board of director’s duties to IRRETI and its stockholders.

In view of the wide variety of factors considered by the IRRETI board of directors, the IRRETI board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered. The IRRETI board of directors views its recommendation as being based on the totality of the information presented to, and considered by, it. After taking into consideration all of the factors discussed above, among others, the IRRETI board of directors determined that the potential benefits of the merger substantially outweigh the potential detriments associated with the merger. In addition, individual members of the IRRETI board of directors may have given different weights to different factors.

Recommendation of the IRRETI Board of Directors

The IRRETI board of directors, at a meeting held on October 20, 2006, after due consideration, unanimously (subject to the recusal of two directors):

•	determined that it was fair to and in the best interests of IRRETI stockholders for IRRETI to enter into the merger agreement and consummate the merger and the other transactions contemplated by the merger agreement; and

•	approved the merger agreement and the merger and directed that the merger agreement and the merger be submitted to IRRETI stockholders for approval at a special meeting of stockholders.

The IRRETI board of directors unanimously recommends that IRRETI stockholders vote “FOR” the proposal to approve the merger agreement and the merger. Two of IRRETI’s directors, Brenda G. Gujral and Thomas P. McGuinness, recused themselves from deliberating on or approving the merger agreement or the merger.

DDR’s Reasons for the Merger

In making its determination with respect to the merger agreement and the merger, the DDR board of directors considered a number of factors, including the following material positive factors:

•	IRRETI’s portfolio of properties is generally similar to DDR’s in terms of the types and geographic location of properties, and DDR believes that DDR’s management, which is experienced in operating properties of these types and in these locations, will be able to increase the rates of returns from IRRETI’s portfolio;

•	The uniqueness of the opportunity presented by the merger for DDR to enhance its portfolio by broadening existing tenant relationships, increasing its concentration in existing markets and establishing its presence in new markets, and the view of DDR senior management that this portfolio likely could not be replicated through acquisitions of individual assets;

•	The quality of the IRRETI portfolio, as measured by age, physical condition, market position and demographic growth, is anticipated to improve the overall quality of the combined portfolios;

•	Anticipated improved profitability through proactive asset management, leveraging DDR’s core competencies in leasing and operating retail assets through a national platform;

•	The embedded growth provided by numerous expansion/redevelopment projects within the portfolio, as well as the six development projects IRRETI has in planning or under construction, representing over 700,000 square feet of total gross leasable area and $170 million of total project costs;

•	The potential for the merger, by increasing the number of shopping center properties operated by DDR by approximately 20% based on gross leasable area, to strengthen DDR’s position as the nation’s leading owner, developer and manager of market-dominant community centers;

•	Anticipated cost savings following the merger;

•	The increased size of DDR following the merger may provide greater financial flexibility to the combined company and its increased equity market capitalization may result in greater liquidity for DDR’s shareholders;

•	The potential for DDR to manage IRRETI’s shopping center properties efficiently following the merger as a result of the significant geographic overlap of DDR’s and IRRETI’s portfolios; and

•	The merger presents the opportunity to create additional, and enhance existing, joint venture relationships.

The DDR board of directors also considered the following potentially material negative factors in its deliberations concerning the merger and the merger agreement:

•	The risk that the anticipated benefits of the merger to DDR and its shareholders might not be fully realized as a result of any potential difficulties in financing the payment of the merger consideration through issuance of equity, sale of assets and formation of joint venture relationships;

•	The limitations on DDR’s ability to sell or refinance IRRETI properties resulting from restrictions imposed by mortgage loans on certain of the properties;

•	The significant cost involved in connection with completing the merger and the substantial management time and effort required to effect the merger and integrate the businesses of DDR and IRRETI; and

•	The risk that the merger might not be completed based upon the failure to satisfy covenants or closing conditions and the resulting interruption to the business of DDR.

The foregoing discussion addresses the material information and factors considered by the DDR board of directors in its consideration of the merger. In view of the variety of factors and the amount of information considered, the DDR board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. The recommendation of the DDR board of directors was made after consideration of all the factors as a whole. In addition, individual members of the DDR board of directors may have given different weights to different factors.

Opinion of Houlihan Lokey

Houlihan Lokey was engaged by IRRETI to provide an opinion to the IRRETI board of directors regarding the fairness from a financial point of view to the holders of IRRETI common stock of the merger consideration to be received by the holders of IRRETI common stock in the merger.

On October 20, 2006, Houlihan Lokey rendered its oral opinion to the IRRETI board of directors, which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion, dated the same date, to the effect that, as of October 20, 2006 and based upon and subject to the assumptions, qualifications, limitations and other matters described in its written opinion, the merger consideration to be received by the holders of IRRETI common stock in the merger was fair to the holders of IRRETI common stock from a financial point of view.

Houlihan Lokey’s opinion was directed to the IRRETI board of directors and only addressed the fairness from a financial point of view of the consideration to be received by the holders of IRRETI common stock in the merger and not any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion which is included as Annex B to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. IRRETI encourages its stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not, constitute advice or a recommendation to any IRRETI stockholder as to how such stockholder should act or vote with respect to the merger.

Procedures Followed

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

•	reviewed IRRETI’s Annual Report to stockholders on Form 10-K for the fiscal year ended December 31, 2005, as amended, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, which IRRETI’s management had identified as being the most current financial statements available;

•	reviewed DDR’s Annual Report to shareholders on Form 10-K for the fiscal year ended December 31, 2005, as amended, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2006;

•	held discussions with certain members of IRRETI’s management regarding IRRETI’s business, operations, financial condition, future prospects and projected operations and performance and regarding the merger;

•	held discussions with representatives of Banc of America Securities, IRRETI’s financial advisor, regarding IRRETI’s sale process;

•	held discussions with IRRETI’s counsel regarding IRRETI, the merger and related matters;

•	reviewed the Summer 2006 offering memorandum with respect to the sale of IRRETI;

•	visited certain of IRRETI’s real property;

•	reviewed consolidated financial forecasts and projections for IRRETI, referred to as the “Corporate Model,” prepared by the management of IRRETI for the fiscal years ending December 31, 2006 through 2008, and asset level financial forecasts and projections for assets of IRRETI, referred to as the “Asset Model,” prepared by the management of IRRETI for the fiscal years ending December 31, 2006 through 2008;

•	reviewed the historical market prices and trading volume for DDR common shares and IRRETI common stock and other publicly available financial data and information regarding DDR and IRRETI;

•	reviewed the following documents relating to the merger:

•	a letter from DDR, dated October 18, 2006, containing a proposal to acquire IRRETI;

•	a draft of the merger agreement, dated October 20, 2006;

•	a letter from Bank of America, NA to DDR, dated October 16, 2006, committing to provide certain financing for the merger upon the terms and conditions described therein; and

•	a letter of understanding from TIAA-CREF to DDR, dated October 16, 2006, regarding TIAA-CREF’s intention to form the TIAA-CREF Joint Venture with DDR to buy certain assets of IRRETI.

•	reviewed the historical market prices and trading volume for the past year of the common stock of certain publicly traded companies which Houlihan Lokey deemed relevant;

•	reviewed certain other publicly available financial and operating data for IRRETI, DDR and certain companies that Houlihan Lokey deemed relevant and publicly available transaction prices and premiums paid in other change of control transactions that Houlihan Lokey deemed relevant;

•	reviewed certain publicly available research analyst estimates with respect to the future business and financial performance of DDR (referred to herein as the “DDR Street Forecasts”); and

•	conducted such other financial studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

Material Assumptions Made and Qualifications and Limitations on the Review Undertaken

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available to, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of IRRETI advised Houlihan Lokey, and Houlihan Lokey assumed, that the Corporate Model and the Asset Model had been reasonably prepared on bases reflecting the best currently available estimates and judgments of IRRETI’s management as to the future financial results and condition of IRRETI and the related assets, and Houlihan Lokey expressed no opinion with respect to such forecasts and projections or the assumptions on which they are based. The business, financial and operating data with respect to DDR reviewed by Houlihan Lokey included the DDR Street Forecasts and did not include or reflect financial forecasts and projections for DDR prepared by DDR’s management; discussions with members of the management of DDR regarding the business, operations, financial condition, future prospects and projected operations and performance of DDR and the merger; or other nonpublic information. At IRRETI’s direction, Houlihan Lokey used the DDR Street Forecasts for purposes of its analyses and its opinion and, with IRRETI’s consent, assumed that the DDR Street Forecasts were a reasonable basis upon which to evaluate the future business and financial performance of DDR. Houlihan Lokey relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of IRRETI or DDR since the date of the most recent financial statements provided to Houlihan Lokey, and that there was no information or facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey did not consider any aspect or implication of any transaction to which IRRETI or DDR is a party (other than the merger).

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the above list and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger will be satisfied without waiver thereof, and (d) the merger will be consummated in a timely manner in accordance with the terms described in the agreements provided to Houlihan Lokey, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). Houlihan Lokey also relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed that would result in the disposition of any material portion of the assets of IRRETI or DDR, or otherwise have an adverse effect on IRRETI or DDR or any expected benefits of the merger. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of the draft documents identified above would not differ in any material respect from such draft documents.

Furthermore, other than as set forth above, Houlihan Lokey was not requested to make, and did not make, any independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of IRRETI, DDR or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey expressed no opinion regarding the liquidation value of any entity. Furthermore, Houlihan Lokey did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which IRRETI or DDR is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which IRRETI or DDR is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger or any alternatives to the merger, (b) negotiate the terms of the merger, or (c) advise the IRRETI board of directors or any other party with respect to alternatives to the merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of October 20, 2006. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of its opinion. Houlihan Lokey did not consider, nor did Houlihan Lokey express any opinion with respect to, the prices at which common shares of DDR have traded or may trade subsequent to the disclosure or consummation of the merger. Houlihan Lokey assumed that the common shares of DDR to be issued in the merger to the stockholders of IRRETI, if any, would be listed on the New York Stock Exchange.

Houlihan Lokey’s opinion was furnished for the use and benefit of the IRRETI board of directors in connection with its consideration of the merger and was not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without Houlihan Lokey’s express, prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should act or vote with respect to the merger.

Houlihan Lokey was not requested to opine as to, and its opinion does not address: (a) the underlying business decision of IRRETI, its security holders or any other party to proceed with or effect the merger, (b) the fairness of any portion or aspect of the merger not expressly addressed in its written opinion, (c) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of IRRETI, or any other party other than those set forth in its written opinion, (d) the relative merits of the merger as compared to any alternative business strategies that might exist for IRRETI, or any other party or the effect of any other merger in which IRRETI or any other party might engage, (e) the tax or legal consequences of the merger to either IRRETI, DDR, their respective security holders, or any other party, (f) the fairness of any portion or aspect of the merger to any one class or group of IRRETI’s or any other party’s security holders vis-à-vis any other class or group of IRRETI’s or such other party’s security holders, (g) whether or not IRRETI, DDR, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger, or (h) the solvency, creditworthiness or fair value of IRRETI, DDR or any other participant in the merger under any applicable laws relating to bankruptcy, insolvency or similar matters. Furthermore, Houlihan Lokey did not provide any opinion, counsel or interpretation as to matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with IRRETI’s consent, on advice of the outside counsel and the independent accountants to IRRETI, and on the assumptions of the management of IRRETI, as to all legal, regulatory, accounting, insurance and tax matters with respect to IRRETI and the merger.

Summary of Analyses

In preparing its opinion to the IRRETI board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to partial analysis or summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Houlihan Lokey made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and selecting portions of Houlihan Lokey’s analyses, analytic methods and factors or focusing on information presented in tabular format, without considering the narrative description of the analyses, the underlying methodologies and the assumptions, qualifications and limitations affecting each analysis would create a misleading or incomplete view of the processes underlying its opinion. Houlihan Lokey did not assign specific weights to any particular analyses.

No company or business used in Houlihan Lokey’s analyses for comparative purposes is identical to IRRETI and no transaction used in Houlihan Lokey’s analyses for comparative purposes is identical to the merger. The estimates contained in Houlihan Lokey’s analyses and the reference valuation ranges indicated by any particular analysis are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, the analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be purchased or sold, which may depend on a variety of factors, many of which are beyond IRRETI’s control and the control of Houlihan Lokey. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty and, therefore, none of IRRETI, DDR, Houlihan Lokey or any other person assumes any responsibility if future results are materially different from those estimated or indicated.

Houlihan Lokey’s opinion was provided to the IRRETI board of directors in connection with the board’s consideration of the merger and was only one of many factors considered by the IRRETI board of directors in evaluating the merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the merger consideration or of the views of the IRRETI board of directors or management with respect to the merger.

The following is a summary of the material valuation analyses prepared in connection with Houlihan Lokey’s opinion rendered on October 20, 2006.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics including:

•	Enterprise Value — the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) plus the value of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet) and minority interests as of a specified date.

•	Net Operating Income or NOI — the amount of the relevant company’s earnings from operations after operating expenses, but before corporate selling, general, and administrative expenses for a specified time period.

•	EBITDA — the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period.

•	FFO — the amount of the relevant company’s net earnings after taxes adjusted to include real estate depreciation and amortization for a specified period of time.

Unless the context indicates otherwise, enterprise and per share equity values used in the selected companies analysis described below were calculated using the closing price of the common stock of the selected REITs listed below as of October 19, 2006 and the enterprise and per share equity values for the target companies used in the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the purchase prices paid in the selected transactions. Estimates of 2006 and 2007 NOI, EBITDA and FFO for IRRETI were based on estimates provided by IRRETI’s management. Estimates of 2006 and 2007 NOI, EBITDA and FFO for the selected REITs listed below were based on publicly available research analyst estimates for those REITs.

Selected Companies Analysis. Houlihan Lokey calculated capitalization rates and multiples of enterprise value and considered certain financial data of IRRETI and selected REITs.

The calculated percentages and multiples included:

•	Latest twelve months (“LTM”) NOI, and estimated 2006 and 2007 NOI, as a percentage of enterprise value (a capitalization rate, or cap rate);

•	Enterprise value as a multiple of LTM EBITDA and estimated 2006 and 2007 EBITDA; and

•	Enterprise value as a multiple of LTM FFO and estimated 2006 and 2007 FFO, taking into consideration net debt.

The selected REITs were:

•	DDR;

•	Equity One Inc.;

•	Federal Realty Investment Trust;

•	Kimco Realty Corp.;

•	New Plan Excel Realty Trust;

•	Realty Income Corp.;

•	Regency Centers Corp.;

•	Inland Real Estate Corp.; and

•	Weingarten Realty Investment.

The selected companies analysis indicated the following:

Metric Description	Low	High	Mean	Median

Cap Rates based on:
2007E NOI	5.8%	7.6%	6.7%	6.9%
2006E NOI	5.0%	7.1%	6.2%	6.4%
LTM NOI	4.5%	6.5%	5.8%	6.2%
Enterprise Value as a Multiple of:
2007E EBITDA	13.3x	18.0x	15.5x	15.3x
2006E EBITDA	14.5x	19.2x	16.8x	16.4x
LTM EBITDA	16.1x	20.2x	17.7x	17.2x
Enterprise Value as a Multiple of:
2007E FFO	12.7x	20.2x	15.9x	15.3x
2006E FFO	13.6x	22.3x	17.2x	16.3x
LTM FFO	14.2x	23.4x	18.3x	18.0x

Houlihan Lokey applied cap rate and multiple ranges based on the selected companies analysis to corresponding financial data for IRRETI, including estimates with respect to IRRETI’s future financial performance provided by IRRETI’s management. The selected companies analysis indicated an implied reference range value per share of IRRETI common stock of $12.16 to $13.68 as compared to the merger consideration of $14.00 per share of IRRETI common stock.

Selected Transactions Analysis. Houlihan Lokey calculated cap rates and multiples of enterprise value and per share equity value to certain financial data based on the purchase prices paid in selected transactions involving retail REITs.

The calculated cap rates and multiples included:

•	Enterprise value as a multiple of LTM EBITDA; and

•	NOI cap rates (NOI as a percentage of enterprise value).

The selected retail REIT transactions were:

Target	Acquiror

Pan Pacific Properties, Inc.	Kimco Realty Corp.
Heritage Property Investment Trust, Inc.	Centro Watt
CalPERS/First Washington	Regency Centers/Macquarie Country Wide
Kramont Realty Trust	Centro Watt America REIT III
Price Legacy Corp.	PL Realty LLC
Capital Automotive REIT	DRA Advisors LLC
Rouse Co.	General Growth Properties Inc.
Chelsea Property Group	Simon Property Group Inc.

The selected retail REIT transactions analysis indicated the following:

Metric Description	Low	High	Mean	Median

Enterprise Value as a multiple of:
LTM EBITDA	14.7x	18.9x	16.5x	16.4x
Cap Rates based on:
LTM NOI	5.3%	7.0%	6.2%	6.2%

Houlihan Lokey applied multiple and cap rate ranges based on the selected transactions analysis to corresponding (a) corporate level financial data for IRRETI (the Corporate Transaction Approach) and (b) regional level financial data for IRRETI (the Regional Transaction Approach). The selected transactions analysis indicated an implied reference range value per share of IRRETI common stock of $12.69 to $14.17 based upon the Corporate Transaction Approach and an implied reference range value per share of IRRETI common stock of $11.93 to $13.41 based upon the Regional Transaction Approach, as compared to the merger consideration of $14.00 per share of IRRETI common stock.

Discounted Cash Flow Analysis. Houlihan Lokey also calculated the net present value of IRRETI’s unlevered, after-tax debt-free cash flows based on estimates with respect to IRRETI’s future financial performance provided by IRRETI’s management. In performing this analysis, Houlihan Lokey used discount rates ranging from 6.25% to 8.25% based on IRRETI’s estimated weighted average cost of capital and terminal value multiples ranging from 13.0x to 15.0x based on the EBITDA multiples from the selected companies analyses. The discounted cash flow analysis indicated an implied reference range value per share of IRRETI common stock of $11.93 to $13.41 as compared to the merger consideration of $14.00 per share of IRRETI common stock.

Yield Analysis. Houlihan Lokey also calculated the payout ratios and the dividend yields for the companies identified in the selected companies analysis and applied the payout ratios and dividend yields indicated by that analysis to corresponding data for IRRETI (as adjusted to reflect general industry levels of selling, general and administrative expenses and FFO margins). The yield analysis indicated an implied reference range value per share of IRRETI common stock of $12.16 to $14.71, as compared to the merger consideration of $14.00 per share of IRRETI common stock.

Other Matters

IRRETI engaged Houlihan Lokey to render an opinion to the IRRETI board of directors based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers and acquisitions, financial restructuring, tax matters, ESOP and ERISA matters, corporate planning, and for other purposes. Houlihan Lokey was engaged by IRRETI pursuant to a letter agreement dated as of October 5, 2006 to provide an opinion to the IRRETI board of directors regarding the fairness from a financial point of view to the holders of IRRETI common stock of the consideration to be received by the holders of IRRETI common stock in a sale. Pursuant to the engagement letter, IRRETI has paid Houlihan Lokey $1.5 million for its services. No portion of Houlihan Lokey’s fee is contingent upon the consummation of the merger or the conclusions set forth in Houlihan Lokey’s opinion. IRRETI has also agreed to reimburse Houlihan Lokey for certain expenses, including attorneys’ fees and disbursements, and to indemnify Houlihan Lokey and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of IRRETI, DDR and any other party that may be involved in the merger.

IRRETI’s Financial Advisor

The IRRETI board of directors selected Banc of America Securities as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated September 28, 2006 (which amended and restated prior letter agreements dated January 24, 2006 and June 6, 2006, respectively), IRRETI engaged Banc of America Securities to act as its sole financial advisor in connection with the merger. Pursuant to the terms of this engagement letter, IRRETI has agreed to pay Banc of America Securities a transaction fee of approximately $17.0 million, which amount is based on a formula set forth in the engagement letter, all of which is payable upon consummation of the merger. In addition, IRRETI has agreed to reimburse Banc of America Securities for its expenses, including attorneys’ fees and disbursements, and to indemnify Banc of America Securities and related persons against various liabilities, including certain liabilities under the federal securities laws.

Bank of America, N.A., an affiliate of Banc of America Securities, has committed to provide up to approximately $3.15 billion in senior financing to DDR and the TIAA-CREF Joint Venture in connection with the merger.

Accounting Treatment for the Merger

The merger will be accounted for using the purchase method of accounting, with DDR treated as the acquiror. Under this method of accounting, IRRETI’s assets and liabilities will be recorded by DDR at their respective fair values as of the closing date of the merger and added to those of DDR. Financial statements of DDR issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of IRRETI prior to the merger. The results of operations of IRRETI will be included in the results of operations of DDR beginning on the effective date of the merger.

Regulatory Matters

Neither DDR nor IRRETI is aware of any material federal or state regulatory approvals which must be obtained in connection with the merger.

Listing of DDR Common Shares Issued in Connection with the Merger

Application will be made for the listing of any DDR common shares to be issued in the merger on the New York Stock Exchange under the symbol “DDR.” The approval for listing of such shares on the New York Stock Exchange is not a condition to the completion of the merger but is only a condition to closing if DDR elects to deliver its common shares as part of the merger consideration. See “The Merger Agreement — Conditions to Obligations to Complete the Merger.” Following the merger, holders of IRRETI common stock will be instructed to exchange their outstanding stock certificates for cash and, if DDR makes and does not revoke the stock election, stock certificates representing DDR common shares. After the merger is consummated, holders of uncertificated shares of IRRETI common stock will receive a letter of transmittal from the exchange agent under the merger agreement or other agent selected by DDR regarding how to receive cash and, if DDR makes and does not revoke the stock election, certificates representing the number of whole DDR common shares, cash (without interest) in lieu of any fractional DDR common shares, and any dividends or distributions to which they are entitled. See “The Merger Agreement.”

Appraisal or Dissenters’ Rights

DDR’s obligation to consummate the merger is dependent upon, among other things, the holders of not more than 5% of the outstanding shares of IRRETI common stock demanding appraisal of their shares of IRRETI common stock in accordance with the MGCL. However, under IRRETI’s articles of incorporation, holders of IRRETI common stock are not entitled to appraisal or dissenters’ rights in connection with the merger.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS OF
IRRETI IN THE MERGER

In considering the recommendation of the IRRETI board of directors to approve the merger, IRRETI stockholders should be aware that certain of IRRETI’s directors and executive officers have certain interests in the merger that are different from or in addition to, and, therefore, may conflict with, the interests of IRRETI stockholders generally. When members of the IRRETI board of directors approved the merger agreement and the merger and recommended the approval of the merger agreement and the merger to IRRETI stockholders, the members of the IRRETI board of directors knew about and considered these additional interests. Certain of these interests are set forth below. In addition, see “— Effects of Transactions with Related and Certain Other Parties — Services Provided by Affiliates” beginning on page 138 for more information about the relationship between IRRETI and entities related to IRRETI.

At the close of business on the record date, the directors and officers of IRRETI owned and were entitled to vote approximately 470,248 shares of IRRETI common stock, collectively, which represented approximately 0.18% of the outstanding shares of IRRETI common stock.

Stay Bonus and Severance Agreements; Acceleration of Stock Awards

Stay Bonus Agreements with IRRETI’s Senior Management. IRRETI has entered into stay bonus agreements with certain members of its senior management. Under these agreements, the executives below will, subject to certain conditions, be entitled to be paid a stay bonus amount on the earlier of the date a change in control occurs, or the end of the bonus agreement’s term, to the extent the executive is employed by IRRETI and/or an IRRETI subsidiary on such date. This bonus amount is payable in a single lump sum ninety days following the change in control or, if no change in control occurs during the bonus agreement’s term, ten days after the end of the bonus agreement’s term. The aggregate amount potentially payable by IRRETI pursuant to these bonus agreements is $295,000.

Name	Position	Bonus Amount

John DiGiovanni	Senior Vice President of Development	$35,000
James Kleifges	Chief Financial Officer	$75,000
Jo Ann Armenta	President Management Subsidiaries	$75,000
Jeffery Boehning	Vice President – Asset Management	$75,000
Andrew Viola	Vice President – Associate General Counsel	$35,000

Severance Agreements with IRRETI’s Senior Management other than Mr. Lazarus. IRRETI has entered into severance agreements with the members of its senior management listed below. Under these agreements, if the merger is completed, and if thereafter the executive officer’s employment is terminated other than for “cause,” or if the executive voluntarily terminates employment for “good reason,” in either case after September 1, 2006 and prior to the one-year anniversary of the merger, the executive will, subject to certain conditions, be entitled to the severance payment listed below, and IRRETI must use its reasonable best efforts to complete all administrative matters to allow it to pay such severance payment within 15 days after the payment is due. In addition, the executive may elect continuation coverage for his or her self or his or her dependents under the medical plans of IRRETI. The aggregate amount potentially payable by IRRETI to the executives pursuant to the Senior Management Retention and Severance Agreements is $2,216,626 and is listed below for senior management other than Mr. Lazarus.

Name	Position	Severance Payment Amount

John DiGiovanni	Senior Vice President of Development	$563,500
James Kleifges	Chief Financial Officer	$517,500
Randy Josepher	Vice President – Construction	$322,000
Jo Ann Armenta	President Management Subsidiaries	$332,063
Jeffrey Boehning	Vice President – Asset Management	$165,313
Andrew Viola	Vice President – Associate General Counsel	$195,500
William Jones	Senior Vice President – Development	$120,750

Severance Agreement with Mr. Lazarus. IRRETI has entered into a severance agreement with Mr. Lazarus. This agreement is substantially similar to the severance agreements IRRETI has entered into with other members of its senior management, except that the severance payment is due upon a change in control, whether the change in control occurs while Mr. Lazarus is employed by IRRETI, or if the change of control occurs within 180 days after a covered termination. Mr. Lazarus’ severance agreement provides that a covered termination includes Mr. Lazarus’ death, in addition to terminations other than for “cause” or where Mr. Lazarus voluntarily terminates employment for “good reason.” The amount of Mr. Lazarus’ severance payment is $3,310,000. Mr. Lazarus’ severance agreement also provides that Mr. Lazarus will be entitled to an additional tax gross up payment, if Mr. Lazarus’ compensation and benefits would be subject to the excise tax on excess parachute payments under Section 4999 of the Code. Mr. Lazarus and IRRETI have acknowledged in the severance agreement that they have each independently determined that the anticipated gross-up payment would be approximately $1.5 million.

Acceleration of Stock Awards. In addition, in connection with the merger, all outstanding unexercised options to purchase IRRETI common stock, whether or not currently exercisable, will be canceled and converted into the right to receive a cash amount (without interest) equal to the product of (a) the excess, if any, of $14.00 over the per share exercise price of the option and (b) the number of shares of IRRETI common stock underlying the unexercised portion of the option. Each share of IRRETI restricted stock outstanding immediately before the merger will become fully vested immediately before the merger.

The amount of cash severance and bonus benefits to be received by certain of IRRETI’s directors, executive officers and other members of IRRETI’s senior management upon a qualifying termination, as well as the number of unvested restricted shares and unvested options held by each such individual as of the date hereof, is set forth below:

				Number of	Value of	Number of	Value of
	Cash Amounts			Accelerated	Accelerated	Restricted	Restricted
Name of Individual	Severance	Bonus	Total	Options	Options	Shares	Shares

Barry L. Lazarus(1)	$4,810,000	$–	$4,810,000	1,363	$4,089	1,363	$19,082
John DiGiovanni	563,500	35,000	598,500	999	2,997	999	13,986
James Kleifges	517,500	75,000	592,500	704	2,112	704	9,856
Randy Josepher	322,000	–	322,000	–	–	–	–
Jo Ann Armenta	332,063	75,000	407,063	589	1,767	589	8,246
Jeffrey Boehning	165,313	75,000	240,313	235	3,995	235	3,290
Andrew Viola	195,500	35,000	230,500	568	1,704	568	7,952
William Jones	120,750	–	120,750	409	1,227	409	5,726
Thomas McGuinness	–	–	–	141	423	141	1,974
Daniel K. Deighan	–	–	–	1,000	3,625	–	–
Kenneth E. Masick	–	–	–	6,000	27,900	–	–
Michael S. Rosenthal	–	–	–	2,850	12,308	–	–
Brenda Gujral	–	–	–	–	–	–	–
Richard P. Imperiale	–	–	–	4,000	15,625	–	–

(1)	This figure assumes that Mr. Lazarus’ tax gross-up payment is equal to $1,500,000.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, DDR has agreed to provide the officers and directors of IRRETI and its subsidiaries with rights to indemnification and exculpation with respect to matters occurring at or prior to the merger, including, without limitation, all transactions contemplated by the merger agreement, which are the same as the rights to indemnification and exculpation under their respective charter documents or bylaws as in effect immediately before the merger. The merger agreement also obligates DDR to provide additional indemnification to the officers and directors of IRRETI and its subsidiaries. For a period of six years following the merger, DDR will maintain in effect a directors’ and officers’ liability insurance policy covering the persons currently covered by IRRETI’s directors’ and officers’ liability insurance policy, including IRRETI’s current directors and officers. The new directors’ and officers’ liability insurance policy will have coverage in amount and scope at least as favorable as IRRETI’s existing coverage; provided that DDR will not be required to spend more than 300% of the aggregate of IRRETI’s current premiums to obtain such coverage. If the premium for a policy having comparable coverage exceeds this amount, then DDR will be only obligated to maintain in place a policy which provides the maximum coverage that is reasonably available at such amount. DDR has further agreed to indemnify and hold harmless, to the fullest extent permitted by applicable law, each person presently covered by the directors’ and officers’ liability insurance policy of IRRETI against any costs, damages or expenses or amounts paid in settlement that are incurred in connection with any civil, criminal, administrative or investigative action that arises out of or pertains to matters existing or occurring at or prior to the merger.

THE MERGER AGREEMENT

The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary is qualified in its entirety by reference to the merger agreement. IRRETI urges all of its stockholders to read the merger agreement in its entirety.

The merger agreement contains representations and warranties that the parties have made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the parties, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and the representations and warranties may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.

The Merger

The merger agreement provides that IRRETI will be merged with and into Merger Sub, a wholly owned subsidiary of DDR. At the effective time of the merger, Merger Sub will continue as the surviving entity in accordance with the Maryland General Corporation Law and the Delaware Limited Liability Company Act, and will continue as a subsidiary of DDR.

Closing and Effective Time of the Merger

The merger agreement provides that the closing of the merger will take place as soon as practicable, but no later than the third business day, after all of the closing conditions (including receipt of the approval of IRRETI stockholders) have been satisfied, or at such other time and date as DDR and IRRETI agree.

The merger will become effective as set forth in the articles of merger to be filed with the State Department of Assessments and Taxation of Maryland and the certificate of merger to be filed with the Delaware Secretary of State.

IRRETI and DDR are working to complete the merger quickly, and currently expect to complete the merger during the first quarter of 2007. However, because completion of the merger is subject to a series of conditions described below in this summary, the exact timing cannot be predicted.

Structure of Merger Transactions

DDR has entered into the TIAA-CREF Joint Venture to purchase, for approximately $3.1 billion of total asset value, a portfolio of up to 67 community retail centers representing a portion of the assets currently owned by IRRETI. Pursuant to the merger agreement, IRRETI has agreed that, if requested by DDR, it will sell these assets to DDR or the TIAA-CREF Joint Venture immediately prior to the effective time of the merger. The properties in this portfolio are located predominantly in southeastern United States markets and are currently anchored by leading discount and specialty retailers. The purchase by the TIAA-CREF Joint Venture of these 67 properties is conditioned upon the consummation of the merger and certain other closing conditions.

An affiliate of TIAA-CREF will contribute 85% of the equity in the TIAA-CREF Joint Venture, and an affiliate of DDR will contribute 15% of the equity in the TIAA-CREF Joint Venture. The parties expect that leverage or borrowings will not exceed 60% of the aggregate value of the properties. DDR will earn fees for asset management, leasing, property management, development/tenant coordination and acquisitions.

DDR will also earn a promoted interest equal to 20% of the cash flow of the TIAA-CREF Joint Venture after the co-venturers have received an internal rate of return equal to 10% on their equity investment.

Conversion of Securities

At the effective time of the merger, each issued and outstanding share of IRRETI common stock will be converted into the right to receive $14.00 in cash, plus the distribution portion. The merger consideration will be paid without interest and is subject to adjustment in certain circumstances. DDR may, however, elect to pay up to $4.00 of the per share merger consideration in the form of DDR common shares instead of cash. DDR has the right to make this stock election any time prior to February 7, 2007, the date that is 15 days before the date of the special meeting. If DDR makes a stock election, DDR and IRRETI will issue a joint press release as soon as practicable thereafter announcing that DDR has made a stock election and the amount of such election. DDR may revoke its stock election at any time if the revocation would not delay the special meeting by more than 10 business days. If DDR makes and does not revoke the stock election, the number of DDR common shares that IRRETI stockholders will receive in the merger will be determined based on the average closing price of DDR common shares over the 10 consecutive trading days immediately preceding the two consecutive trading days immediately preceding the date of the special meeting. As soon as the number of DDR common shares that IRRETI stockholders will receive in the merger can be determined, DDR and IRRETI will issue another joint press release announcing such number.

As of the effective time of the merger, each share of IRRETI common stock will be canceled and retired, and each limited liability company interest of Merger Sub will remain an issued and outstanding limited liability company interest of Merger Sub as the surviving entity.

If DDR makes and does not revoke the stock election, no fractional DDR common shares will be issued in the merger. Instead of fractional shares, IRRETI stockholders will receive cash (without interest) in an amount equal to such fractional amount multiplied by the average closing price of DDR common shares (as reported on the New York Stock Exchange) over the 10 trading days immediately preceding the trading day that is two trading days prior to the special meeting.

Surrender of Certificates Representing Shares of IRRETI Common Stock. DDR has designated National City Bank to serve as exchange agent for the exchange of IRRETI common stock for cash and, if DDR makes and does not revoke the stock election, certificates representing DDR common shares and the payment of cash (without interest) in lieu of fractional shares. Holders of certificates who surrender their certificates to the exchange agent or other agent selected by DDR together with a duly completed and validly executed letter of transmittal will receive cash and, if DDR makes and does not revoke the stock election, certificates representing the number of whole DDR common shares, cash (without interest) in lieu of any fractional DDR common shares, and any dividends or distributions to which they are entitled. The surrendered certificates will be canceled.

Uncertificated Shares of IRRETI Common Stock. After the merger is consummated, holders of uncertificated shares of IRRETI common stock will receive a letter of transmittal from the exchange agent or other agent selected by DDR regarding how to receive cash and, if DDR makes and does not revoke the stock election, certificates representing the number of whole DDR common shares, cash (without interest) in lieu of any fractional DDR common shares, and any dividends or distributions to which they are entitled.

Failure to Exchange. One year after the completion of the merger, DDR can require the exchange agent to deliver to DDR all unclaimed cash and DDR common shares. Thereafter, IRRETI stockholders must look only to DDR for payment of their consideration with respect to their IRRETI common stock, and they will have no greater rights against DDR than general creditors of DDR will have.

No Liability. None of DDR, Merger Sub, IRRETI or the exchange agent will be liable to any holder of a certificate for DDR common shares or any cash payable in lieu of any fractional DDR common shares delivered to a public official under any applicable abandoned property, escheat or similar law.

No Further Registration or Transfer of IRRETI Common Stock. Upon the completion of the merger, there will be no further transfers of shares of IRRETI common stock on the records of IRRETI.

No Further Rights. From and after the completion of the merger, the holders of certificates representing ownership of IRRETI common stock outstanding immediately before the completion of the merger will cease to have rights with respect to such shares of IRRETI common stock, except as otherwise provided for by the merger agreement or applicable law.

Dividends and Distributions. No dividends or other distributions declared or made after the completion of the merger with respect to DDR common shares (if DDR makes and does not revoke the stock election) will be paid to the holder of any unsurrendered shares of IRRETI common stock, and no cash payment in lieu of fractional shares will be paid to any such holder until the holder surrenders such shares as provided above. Upon surrender of the shares, DDR will pay to the holder, without interest, any dividends or distributions with respect to such DDR common shares that have become payable between the effective time of the merger and the time of such surrender and to which the holder is entitled.

Lost Certificates. If any certificates representing IRRETI common stock are lost, stolen or destroyed, IRRETI stockholders must provide an appropriate affidavit to the exchange agent in order to receive the merger consideration. DDR may require the owner of such lost, stolen or destroyed certificates to deliver an indemnity agreement and/or a bond as indemnity against any claim that may be made against DDR or the exchange agent with respect to any such lost, stolen or destroyed certificates.

Withholding Rights. If the Code or any provision of state, local or foreign tax law so requires, DDR and the exchange agent are entitled to withhold and deduct the required amounts from the merger consideration otherwise payable to any holder of shares of IRRETI common stock. Any amounts withheld will be treated as having been paid to the holder of the shares of IRRETI common stock.

Treatment of IRRETI Stock Options, Warrants and Restricted Stock

Upon the effective time of the merger, all outstanding unexercised options to purchase IRRETI common stock, whether or not currently exercisable, will be canceled and converted into the right to receive a cash amount (without interest) equal to the product of (a) the excess, if any, of $14.00 over the per share exercise price of the option and (b) the number of shares of IRRETI common stock underlying the unexercised portion of the option.

Each share of IRRETI restricted stock outstanding immediately before the merger will become fully vested immediately before the merger.

Directors and officers of IRRETI will be exempted, to the extent necessary and permissible, under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, with respect to transactions pursuant to the merger agreement.

IRRETI has agreed to use its reasonable best efforts to cause each outstanding warrant to purchase IRRETI common stock to be either exercised and canceled in accordance with the terms of the warrant, or to have the warrant holder agree to receive the product of (a) the excess, if any, of $14.00 over the exercise price of the warrant and (b) the number of shares of IRRETI common stock subject to the warrant, in exchange for cancellation of such warrant. IRRETI has mailed warrant assignment forms to all of its warrant holders in order to effectuate this process.

With respect to any warrants or options to purchase IRRETI common stock that have exercise prices equal to or greater than $14.00, IRRETI intends to cancel all such options and warrants immediately prior to the consummation of the merger and no merger consideration will be paid or payable in respect of such options or warrants.

Representations and Warranties

The merger agreement contains customary representations and warranties by each of IRRETI and DDR relating to, among other things:

•	due organization and good standing;

•	capital structure;

•	authorization to enter into the merger agreement and to consummate the merger;

•	enforceability of the merger agreement;

•	required stockholder approvals;

•	compliance with SEC reporting requirements and internal controls over financial reports;

•	no material undisclosed liabilities;

•	the absence of certain changes since the date of its most recent audited financial statements filed with the SEC;

•	required governmental and third-party consents;

•	no material legal proceedings;

•	compliance with laws;

•	real property;

•	tax matters, including qualification as a REIT;

•	brokers’ or finders’ fees;

•	the information supplied for inclusion in this proxy statement/prospectus;

•	exemption from anti-takeover statutes; and

•	inapplicability of the Investment Company Act of 1940.

In addition to the representations and warranties made by both DDR and IRRETI, the merger agreement contains additional representations and warranties made by IRRETI relating to, among other things:

•	appropriate funding of employee benefit plans and compliance with applicable regulations relating to such plans;

•	labor and employee matters;

•	environmental matters;

•	material contracts and debt instruments;

•	receipt of opinion of financial advisor;

•	disclosure of all related party transactions;

•	intellectual property;

•	IRRETI’s subsidiaries;

•	IRRETI’s organizational documents; and

•	insurance.

In addition to the representations and warranties made by both DDR and IRRETI, the merger agreement contains additional representations and warranties made by DDR and Merger Sub relating to, among other things:

•	DDR’s ownership of Merger Sub;

•	DDR’s authorization to issue DDR common shares;

•	sufficiency of funds to pay the merger consideration;

•	no ownership of IRRETI common stock; and

•	no prior activities of Merger Sub.

DDR’s representations and warranties regarding capitalization, compliance with applicable law, the timely filing and accuracy of SEC reports and financial statements, absence of certain changes, tax matters, absence of undisclosed liabilities, DDR’s properties, and authorization to issue DDR common shares need only be accurate as of the closing date of the merger if, on the closing date, DDR has made and not revoked a stock election.

Conduct of Business Pending the Merger

Conduct of IRRETI’s Business Pending the Merger. IRRETI has agreed that, until the earlier of the termination of the merger agreement or the completion of the merger, it will and will cause its subsidiaries to, and will use reasonable best efforts to cause certain non-subsidiary entities related to IRRETI to:

•	conduct its operations, and cause its subsidiaries to conduct their respective operations, only in the ordinary course of business and in a manner that is consistent with past practice;

•	use reasonable best efforts to preserve (a) intact its business organizations and goodwill, to keep available the services of its officers and employees, and to preserve its relationships with tenants, suppliers and others with whom it does business and (b) its status as a REIT;

•	give prompt notice to DDR if any representation or warranty contained in the merger agreement that is qualified by materiality becomes untrue or inaccurate in any respect, or any representation or warranty contained in the merger agreement that is not qualified by materiality becomes untrue or inaccurate in any material respect; and

•	give prompt notice to DDR of any failure of IRRETI to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the merger agreement.

In addition, pending the merger, IRRETI has agreed that, without DDR’s prior written consent or except as contemplated by the merger agreement, it will not, and will cause its subsidiaries not to, and will use reasonable best efforts to cause certain non-subsidiary entities related to IRRETI not to, among other things:

•	amend its organizational documents;

•	authorize, issue, sell or commit to authorize, issue or sell any IRRETI stock or securities convertible into, or exchangeable for, IRRETI equity securities, except in specified instances;

•	split, combine or re-classify any shares of their capital stock;

•	declare, set aside or pay any dividend or make any other distribution or payment with respect to their capital stock, other than distributions permitted by the merger agreement;

•	make any actual, constructive or deemed distribution in respect of any shares of IRRETI or any IRRETI subsidiary’s respective stock or other equity interests, or otherwise make any payments to stockholders, partners, members or holders of other equity interests in their capacity as such;

•	redeem, purchase or acquire any of their respective securities or subsidiary’s securities, except as required by IRRETI’s articles of incorporation or as necessary to maintain REIT status;

•	recommend, propose or announce an intention to adopt or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except as otherwise permitted by the merger agreement;

•	alter, through merger, liquidation, dissolution, reorganization, restructuring or otherwise, the corporate structure of IRRETI or its subsidiaries or its ownership of any subsidiary or joint venture, except as otherwise permitted by the merger agreement;

•	incur or assume any indebtedness or issue any debt securities, except for working capital or contractual obligations under its revolving lines of credit or construction loans and for specified purposes, or to prepay any indebtedness except in accordance with past practice;

•	assume, guarantee, endorse or otherwise become liable or responsible for the obligations of another person, except for specified purposes;

•	make any loans, advances or capital contributions to, or investments in, any other person, except in specified instances;

•	pledge or encumber shares of IRRETI stock or stock of its subsidiaries;

•	mortgage or pledge any of IRRETI’s or its subsidiaries’ assets, or create or suffer to exist any lien on such assets, except under specified instances and in specified amounts;

•	enter into any new employee benefit plan or amend any existing employment, severance or other arrangement with any of its officers, directors or employees, other than as required by law, or increase the compensation or benefits of any officer, director or employee, except under specified instances and other than for the payment of 2006 annual bonuses as specified in the merger agreement;

•	grant or accelerate any awards under any employee benefit plan, except in specified instances;

•	provide any officer, director, independent contractor or employee with any severance or termination pay pursuant to any agreement or program not in place as of October 20, 2006;

•	take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement;

•	sell, lease, transfer or dispose of any personal property that exceeds a specified amount or any real property, except in specified instances;

•	enter into any contract or letter of intent for the sale, lease, transfer, mortgage or disposition of any real property, except in specified instances;

•	terminate, modify or amend any IRRETI space lease, or enter into new leases except under specified instances and in specified amounts of square footage;

•	except as required by changes in law or GAAP, change any accounting principles or material accounting practices;

•	acquire any other business entity or joint venture (unless obligated to do so under certain outstanding agreements), acquire any real property above certain dollar amounts, authorize capital expenditures outside of IRRETI’s 2006 budget or any unusual expenditures relating to IRRETI’s properties;

•	make or rescind any election relating to IRRETI’s taxes, tax accounting method or REIT status, unless required by law or necessary to qualify or preserve IRRETI’s status as a REIT or the status of any subsidiary of IRRETI as a partnership for federal income tax purposes;

•	enter into, amend, modify or violate any agreements relating to taxes;

•	waive, release, assign, settle or compromise any claim (including tax claims), litigation or other legal proceeding, or pay, discharge or satisfy any other claims, liabilities or obligations whether absolute, accrued, asserted or unasserted, contingent or otherwise, except in specified instances;

•	enter into any agreement or arrangement that limits or otherwise restricts IRRETI or any of its subsidiaries or any successor thereto from engaging or competing in any line of business or in any geographic area;

•	enter into any new line of business;

•	enter into transactions or agreements with related parties, except in specified instances;

•	amend or terminate, or waive compliance with the terms of or breaches under, any material contract, or enter into any new material contract;

•	permit any insurance policy naming IRRETI or any of its subsidiaries as a beneficiary or a loss payable payee to be canceled or terminated, unless an insurance policy with substantially similar terms and conditions to the canceled or terminated policy is obtained;

•	take any action that would be reasonably likely to result in any of the conditions to consummation of the merger not being satisfied in all material respects or materially and adversely affect IRRETI’s ability to consummate the merger;

•	take any action that would be reasonably likely to cause any of IRRETI’s representations or warranties to be materially inaccurate;

•	permit any transaction or IRRETI property to be subject to the right of a third party to participate in any proposed investment opportunity; or

•	take, propose to take or agree in writing or otherwise to take, any of the foregoing prohibited actions.

Conduct of DDR’s Business Pending the Merger. Until the completion of the merger, DDR has agreed that, unless permitted by obtaining IRRETI’s prior written consent or except as contemplated by the merger agreement, it will, and will cause its subsidiaries to, among other things:

•	conduct its operations, and cause its subsidiaries to conduct their respective operations, only in the ordinary course of business and in a manner that is consistent with past practice;

•	give prompt notice to IRRETI if any representation or warranty contained in the merger agreement that is qualified by materiality becomes untrue or inaccurate in any respect, or any representation or warranty contained in the merger agreement that is not qualified by materiality becomes untrue or inaccurate in any material respect; and

•	give prompt notice to IRRETI of any failure of DDR to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the merger agreement.

Pending the merger, DDR has agreed that, without IRRETI’s prior written consent or except as otherwise expressly contemplated by the merger agreement, it will not, and will cause its subsidiaries not to, among other things, take any action that would be reasonably likely to result in any of the conditions to consummation of the merger not being satisfied in all material respects or materially and adversely affect DDR’s ability to consummate the merger, or to take, propose to take or agree in writing or otherwise to take, any of the foregoing prohibited actions.

Additional Agreements

No Solicitation. IRRETI has agreed that it will not, directly or indirectly, through representatives or otherwise (i) solicit, knowingly encourage, initiate or participate in any negotiations, inquiries or discussions with respect to any acquisition proposals (defined below), (ii) withdraw, modify or amend the IRRETI board of directors’ recommendation to IRRETI stockholders in favor of the merger and the merger agreement; or (iii) enter into or execute any agreement relating to an acquisition proposal, other than with respect to the merger, or as otherwise permitted by the merger agreement. IRRETI agreed to immediately terminate all discussions of all acquisition offers other than with respect to the merger.

In response to a bona fide, unsolicited, written acquisition proposal from a third party (that does not result from a breach of the no solicitation provision of the merger agreement), the IRRETI board of directors and the board’s subcommittee may, and may authorize and permit its representatives to, prior to the receipt of IRRETI stockholders’ approval of the merger agreement and the merger: (i) enter into an agreement to implement a superior proposal (as defined below), or (ii) provide such third party with information or participate in discussions with the third party, so long (a) as the IRRETI board of directors determines in good faith, after consultation with independent outside counsel, that failure to do so would be a violation of applicable law, (b) the IRRETI board of directors determines in good faith after consultation with independent financial advisors that the acquisition proposal is reasonably likely to constitute a superior proposal, (c) the third party has entered into a confidentiality agreement, and (d) IRRETI complies with all procedures pertinent to these non-solicitation restrictions.

Before furnishing information to or participating in negotiations with any proposing third party, IRRETI has agreed to notify DDR as soon as practicable (but in any event within 48 hours) if it receives any acquisition proposal or any request for nonpublic information in connection with an acquisition proposal or for access to IRRETI’s properties, books or records by any person or entity that informs IRRETI that it is considering making, or has made, an acquisition proposal. IRRETI has also agreed to set forth in reasonable detail the terms of any proposed agreement relating to, and the identity of the maker of, any acquisition proposal as well as copies of any proposed agreement relating to the acquisition proposal. If the acquisition proposal is determined to be a superior proposal, IRRETI will, within 48 hours, provide DDR with copies of any proposed agreement relating to the acquisition proposal as well as any other information provided to the proposing third party and will, within 48 hours, notify DDR in writing of any oral or written changes to the terms and conditions of any acquisition proposal.

Before accepting a superior proposal, IRRETI will afford DDR a 48-hour period in which to negotiate modifications to the merger agreement, such that the acquisition proposal no longer constitutes a superior proposal.

The IRRETI board of directors will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to DDR, its approval and recommendation of the merger and the merger agreement, unless, in connection with a pending superior proposal (a) the IRRETI board of directors determines in good faith, after consultation with outside legal counsel, that it must take such action to comply with its fiduciary duties to its stockholders imposed by applicable law, (b) IRRETI notifies DDR of its decision to withdraw or modify its recommendation, and (c) thereafter, the IRRETI board of directors, after offering DDR the opportunity to make commercially reasonable adjustments to the terms of the merger agreement, and after negotiating any such adjustments, concludes that an acquisition proposal could result in a superior proposal. IRRETI also agreed to immediately cease, as of the signing of the merger agreement, any negotiations, discussions or other activities related to any acquisition proposal from any third parties not related to DDR.

An “acquisition proposal” means any inquiry, offer or proposal from a third party regarding any of the following involving IRRETI or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction in which the other party thereto or its stockholders will own 20% or more of the combined voting power of the surviving entity resulting from any such transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of IRRETI and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of IRRETI common stock or the filing of a registration statement in connection therewith; (iv) any other transaction or series of related transactions pursuant to which any third party proposes to acquire control of assets of IRRETI and its subsidiaries having a fair market value of at least 20% of the fair market value of all of their assets, taken as a whole, immediately prior to such transaction; or (v) any public announcement of such a transaction.

A “superior proposal” means any bona fide written acquisition proposal which (i) in the good faith judgment of the IRRETI board of directors is reasonably likely to be consummated, and (ii) a majority of the IRRETI board of directors determines, in their good faith judgment after consultation with independent financial advisors of nationally recognized reputation and taking into account all of the terms and conditions of the acquisition proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, to be more favorable and provide greater value to IRRETI stockholders from a financial point of view (which determination may take into account legal matters) than as provided in the merger agreement and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the IRRETI board of directors; provided that for purposes of this definition the references in the definition of acquisition proposal to “20%” shall be deemed to be references to “66 2/3%.”

REIT Qualification. IRRETI has agreed to maintain its qualification as a “real estate investment trust” under the Code through the effective time of the merger. IRRETI does not need DDR’s consent to declare and pay a distribution to holders of its common stock to the extent necessary to enable IRRETI to make minimum aggregate distributions needed to maintain its status as a REIT during its final taxable year (as if it ended on the closing date) or the previous taxable year. The aggregate merger consideration will be reduced dollar for dollar based on such special distributions.

Director and Officer Insurance and Indemnification. After the effective time of the merger, DDR will indemnify and hold harmless each present and former director and officer of IRRETI and its subsidiaries against any costs, expenses, judgments, fines, claims or liabilities pertaining to any matter existing or occurring at or prior to the effective time of the merger to the same extent such indemnification is provided for under IRRETI’s articles of incorporation or bylaws or other agreements as in effect immediately before the merger. For six years after the effective time of the merger, DDR will maintain in effect the policies of directors’ and officers’ liability insurance previously maintained by IRRETI or will enter into new policies with similar terms with respect to claims arising from facts that occurred on or prior to the effective time of the merger, including all claims arising out of the merger agreement; provided that DDR will not be required to spend more than 300% of the aggregate of IRRETI’s current premiums to obtain this coverage.

Access to Information. IRRETI will, and will cause its subsidiaries to, and will use reasonable best efforts to cause certain non-subsidiary entities related to IRRETI to, provide DDR and its agents and representatives with reasonable access, upon reasonable prior notice and during normal business hours, to personnel, properties, books, contracts, commitments and records and shall provide monthly financial reports and development reports and provide other information on request (subject to confidentiality obligations of third parties). All non-public information received will be held in confidence.

Governmental Approvals. DDR and IRRETI have agreed to promptly prepare and file all necessary documentation to obtain as promptly as practicable all approvals and authorizations of all third parties and governmental entities which are necessary to complete the merger.

Employee Matters. After the closing of the merger, IRRETI’s employees who are employed by DDR or its affiliates will, at DDR’s option, continue to be eligible to participate in any employee benefit plan of IRRETI which is, at the option of DDR, continued by the surviving entity, or alternatively will be eligible to participate in the same manner as other similarly situated DDR employees in any employee benefit plan of DDR or its subsidiaries, sponsored or maintained by DDR after the effective time of the merger.

Stock Option, Warrants and Restricted Stock Plans. IRRETI has agreed to take all necessary action to terminate its stock option and restricted stock plans as of the closing of the merger, and to accelerate and fully vest all outstanding IRRETI options and to terminate all restrictions on its outstanding shares of restricted stock. IRRETI has also agreed to use its reasonable best efforts to cause each outstanding warrant to purchase IRRETI common stock to be either exercised and canceled in accordance with the terms of the warrant, or to have the warrant holder agree to receive the product of (a) the excess, if any, of $14.00 over the exercise price of the warrant, and (b) the number of shares of IRRETI common stock subject to the warrant, in exchange for cancellation of such warrant. IRRETI has mailed warrant assignment forms to all of its warrant holders in order to effectuate this process.

Public Announcements. DDR and IRRETI have agreed to consult with each other before making any public announcement pertaining to the transactions contemplated by the merger agreement.

DDR’s Debt Financing. DDR has agreed to use its reasonable best efforts to obtain debt financing to fund the merger consideration. IRRETI has agreed to provide, and to cause its subsidiaries to provide, all reasonable cooperation in connection with DDR’s debt financing efforts.

Director/Officer Resignations. IRRETI has agreed, if requested by DDR, to cause the directors and officers of its subsidiaries (or entities with respect to which IRRETI otherwise has rights to appoint directors or officers) to resign or be terminated or removed, effective as of the closing of the merger.

Tax Matters. IRRETI has agreed to coordinate with DDR on any tax returns to be filed in connection with the merger agreement or the merger.

Asset Sales. IRRETI has agreed that, once all of the conditions to the consummation of the merger have been satisfied or waived, if requested by DDR, it will enter into one or more asset sales wherein DDR (or the TIAA-CREF Joint Venture) would purchase real estate or equity interests from IRRETI. It is expected that the closing of the asset sales would occur immediately prior to the effective time of the merger.

Termination of Related Party Agreements. Pursuant to the merger agreement, IRRETI will issue termination notices with respect to certain service contracts between IRRETI and its affiliates. IRRETI has also agreed to use its reasonable best efforts to obtain liability insurance and tail insurance apart from IRRETI’s captive insurance company and to petition to withdraw from IRRETI’s captive insurance company.

Further Assurances and Actions; Obtaining Consents. DDR and IRRETI have agreed to use their reasonable efforts to take all appropriate action to do all things necessary, proper or advisable on their part under applicable laws and regulations to complete and make effective the transactions contemplated by the merger agreement. In addition IRRETI has agreed to use its reasonable best efforts to obtain all material third party consents.

Proxy Statement/Prospectus. DDR and IRRETI have agreed to use all reasonable efforts to cause this proxy statement/prospectus to be cleared by the SEC and to cause DDR’s registration statement on Form S-4 being filed by DDR, of which this proxy statement/prospectus is a part, to become effective as promptly as practicable, and each of IRRETI and DDR has agreed to notify the other of any event or circumstance that they become aware of that warrants an amendment to this proxy statement/prospectus or the registration statement on Form S-4 being filed by DDR.

Suspension or Termination of Certain Plans. In connection with the transactions contemplated by the merger agreement, IRRETI has suspended, and will not reinstate, IRRETI’s distribution reinvestment plan, employee stock purchase plan and share repurchase program, and IRRETI will no longer allow any participants in the distribution reinvestment plan and employee stock purchase plan to purchase any shares of IRRETI common stock pursuant to such plans and IRRETI will not repurchase any shares pursuant to the share repurchase plan effective as of the date of the merger agreement. With respect to any IRRETI plan or agreement that provides for deferred compensation to its personnel, directors, officers or independent contractors, IRRETI has agreed to either terminate such plan or to continue such plan in compliance with the Code.

Conditions to Obligations to Complete the Merger

The obligations of the parties to complete the merger are subject to the following conditions:

•	approval of the merger agreement and the merger by IRRETI stockholders;

•	absence of any statute, rule, regulation, judgment, decree, injunction or order precluding the consummation of the merger, or any action or proceeding (which might have a material adverse effect) before any court or governmental entity of competent jurisdiction challenging the merger or seeking material damages relating to the merger; or

•	receipt of governmental and regulatory approvals required to complete the merger.

The obligations of DDR and Merger Sub to complete the merger are further conditioned on:

•	the accuracy of the representations and warranties of IRRETI (subject to materiality standards set forth in the merger agreement);

•	compliance in all material respects by IRRETI with its covenants and agreements under the merger agreement;

•	receipt by IRRETI of all required consents to the merger;

•	receipt of a certificate of non-foreign status;

•	the absence of any event reasonably likely to have a material adverse effect on IRRETI;

•	holders of not more than 5% of IRRETI common stock exercising appraisal rights;

•	receipt by DDR of evidence that holders of at least 70% of IRRETI’s outstanding warrants have either exercised the warrants or have agreed to receive $14.00 per share covered by such warrants (less an amount per share representing the exercise price of such warrants) in place of such warrants; and

•	receipt of a tax opinion in a form previously agreed regarding IRRETI’s REIT status.

The obligations of IRRETI to complete the merger are further conditioned on:

•	the accuracy of the representations and warranties of DDR and Merger Sub (subject to materiality standards set forth in the merger agreement);

•	compliance in all material respects by DDR and Merger Sub with their covenants and agreements under the merger agreement; and

•	the absence of any event reasonably likely to have a material adverse effect on DDR.

In addition, the following conditions also must be met if DDR makes and does not revoke the stock election:

•	effectiveness of the registration statement with respect to DDR common shares; and

•	New York Stock Exchange listing approval for DDR common shares to be issued;

provided that if one or both of these conditions are not satisfied prior to the drop dead date, DDR’s stock election will be deemed to have been revoked and only cash merger consideration will be paid.

Termination; Break-Up Fee and Expenses

Either DDR or IRRETI can terminate the merger agreement:

•	by mutual written consent;

•	if the merger has not been completed by the drop dead date (other than because of a breach of the merger agreement by the party seeking termination);

•	if a governmental entity has issued a final, nonappealable order, decree or injunction making the merger illegal or permanently prohibiting the consummation of the merger;

•	if IRRETI has not received the requisite stockholder approval at a duly held stockholders’ meeting; provided that IRRETI cannot terminate for this reason if it breaches its obligations to timely call and conduct the meeting; or

•	if the other party has breached any representation, warranty or covenant contained in the merger agreement such that a closing condition would not be satisfied (unless the breach is capable of being cured within the earlier of 30 days after notice of such breach or the drop dead date, and the breaching party is using its reasonable best efforts to cure the breach).

DDR can also terminate the merger agreement upon the occurrence of any of the following:

•	the IRRETI board of directors has withdrawn, modified or qualified its recommendation of the merger in a matter adverse to DDR or its shareholders, or proposed publicly to do so;

•	DDR requests that the IRRETI board of directors publicly reconfirm its recommendation of the merger but the IRRETI board of directors fails to do so within 15 business days;

•	the IRRETI board of directors recommends to IRRETI stockholders an acquisition proposal; or

•	IRRETI enters into a definitive agreement with respect to an acquisition proposal.

IRRETI can also terminate the merger agreement if it has approved and entered into a superior proposal for an acquisition proposal before approval of the merger agreement and the merger at the special meeting, but only if prior to terminating:

•	IRRETI has provided DDR with five business days advance notice in writing of its intent to terminate;

•	IRRETI has negotiated in good faith with DDR to revise the merger agreement so that the competing acquisition proposal is no longer a superior proposal and, in determining whether the competing acquisition proposal is a superior proposal, has considered any amendments to the merger agreement proposed by DDR; and

•	IRRETI has paid DDR the break-up fee and reimbursed DDR’s expenses as described below.

Break-Up Fee and Expenses

If the merger agreement is terminated under the circumstances described below, IRRETI will be obligated to pay DDR a break-up fee equal to $80.0 million, plus DDR’s expenses up to $20.0 million.

DDR is entitled to the break-up fee, and to be reimbursed for its expenses, if:

•	DDR terminates because:

•	the IRRETI board of directors has withdrawn, modified or qualified its recommendation of the merger in a manner adverse to DDR or its shareholders, or proposed publicly to do so;

•	DDR requests that the IRRETI board of directors publicly reconfirm its recommendation of the merger but the IRRETI board of directors fails to do so within 15 business days;

•	the IRRETI board of directors approves or recommends to IRRETI stockholders an acquisition proposal; or

•	IRRETI enters into a definitive agreement with respect to an acquisition proposal.

•	IRRETI terminates in order to accept a superior proposal for an acquisition proposal.

•	If an acquisition proposal has been received or publicly proposed or announced, and then the merger agreement is terminated:

•	by either party because the drop dead date has occurred, or because IRRETI stockholders did not approve the merger agreement and the merger; or

•	by DDR because IRRETI breached the merger agreement such that a closing condition would not be satisfied (subject to IRRETI’s right to cure the breach); and

IRRETI or any of its affiliates consummates any acquisition proposal within 12 months after such termination.

IRRETI must reimburse DDR for DDR’s expenses, up to $20.0 million, if the merger agreement has been terminated:

•	by either party because IRRETI stockholders did not approve the merger agreement and the merger; or

•	by DDR because IRRETI breached the merger agreement such that a closing condition would not be satisfied (subject to IRRETI’s right to cure the breach).

DDR must reimburse IRRETI for IRRETI’s expenses, up to $10.0 million, if IRRETI terminates the merger agreement because DDR breached the merger agreement such that a closing condition would not be satisfied (subject to DDR’s right to cure the breach).

Amendment and Waiver

DDR and IRRETI may amend the merger agreement at any time, but after approval of the merger agreement and the merger by IRRETI stockholders no amendment of the merger agreement may be made that by law requires further approval by the stockholders of IRRETI without such further approval.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax considerations of the merger to holders of IRRETI common stock who receive cash or DDR common shares for their IRRETI shares pursuant to the merger. This summary is based on current law, is for general information only and is not tax advice. This summary is based on the Code, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion or the desirability of an investment in a REIT relative to other investments. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the particular taxpayers who requested and received those rulings. DDR and IRRETI have not requested, and do not plan to request, any rulings from the IRS concerning the tax treatment of the merger or that DDR has qualified as a REIT, and the statements in this proxy statement/prospectus are not binding on the IRS or any court. No assurance can be provided that the tax considerations contained in this discussion will not be challenged by the IRS, or if challenged, will be sustained by a court. This summary assumes that shares of IRRETI common stock are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address the tax consideration of the merger to the holders of stock options, restricted stock, and warrants. Also, this summary does not address all of the tax considerations that may be relevant to particular holders of IRRETI common stock (or DDR common shares received for shares of IRRETI common stock pursuant to the merger) in light of their personal circumstances, or to other types of holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	broker-dealers;

•	traders;

•	expatriates;

•	tax-exempt organizations;

•	persons who are subject to alternative minimum tax;

•	persons who hold their shares of IRRETI common stock or DDR common shares as a position in a “straddle” or as part of a “hedging,” “conversion” or other risk-reduction transaction;

•	persons deemed to sell their shares of IRRETI common stock or DDR common shares under the constructive sale provisions of the Code;

•	United States persons that have a functional currency other than the United States dollar;

•	except to the extent specifically discussed below, non-U.S. Holders (as defined below);

•	partnerships or other entities treated as partnerships for United States federal income tax purposes and partners in such partnerships;

•	persons who acquired their shares of IRRETI common stock upon the exercise of stock options or otherwise as compensation; or

•	persons who acquired their DDR common shares other than in partial consideration for shares of IRRETI common stock pursuant to the merger.

In addition, this discussion does not address any state, local or foreign tax consequences of the merger. You are urged to consult your tax advisors regarding the specific tax considerations to you of the merger and DDR’s election to be taxed as a REIT.

THIS SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY, DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO THE MERGER AND THE OWNERSHIP OF DDR COMMON SHARES, AND IS NOT TAX ADVICE. HOLDERS OF IRRETI COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THESE TRANSACTIONS, INCLUDING THE APPLICABILITY OF UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

For purposes of this discussion, a “U.S. Holder” means a holder of IRRETI common stock, or where applicable, DDR common shares, that is:

•	a citizen or resident of the United States;

•	a corporation or an entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust (a) the administration over which a United States court is able to exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control, and certain other trusts considered U.S. Holders for federal income tax purposes.

A “non-U.S. Holder” is a holder of IRRETI common stock, or where applicable, DDR common shares, that is not a U.S. Holder.

Structure of the Merger

Under the merger agreement, IRRETI will be merged with and into Merger Sub, and Merger Sub will survive the transaction. Because Merger Sub will survive the merger, for United States federal income tax purposes, the merger will be treated as if IRRETI had sold all of its assets to Merger Sub and then made a liquidating distribution of the merger consideration to IRRETI stockholders in exchange for their shares of IRRETI common stock.

Consequences of the Merger to U.S. Holders

A U.S. Holder’s receipt of cash and possibly DDR common shares in exchange for shares of IRRETI common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder will recognize capital gain or loss as a result of the merger measured by the difference, if any, between the value of the merger consideration received per share of IRRETI common stock and the U.S. Holder’s adjusted tax basis in that share. Such gain or loss will constitute long-term capital gain or loss if the U.S. Holder held such share for more than one year as of the effective time of the merger. However, if a U.S. Holder recognizes loss upon the receipt of the merger consideration in exchange for shares of IRRETI common stock that it has held for six months or less, as of the effective time of the merger, after applying the holding period rules of Section 246(c)(3) and (4) of the Code, the loss recognized will be treated as a long-term capital loss to the extent such U.S. Holder received distributions from IRRETI which were required to be treated as long-term capital gains, or to the extent of such U.S. Holder’s share of any designated retained capital gains of IRRETI. Long-term capital gains of noncorporate taxpayers generally are taxable at a maximum federal income tax rate of 15%. Capital gains of corporate stockholders generally are taxable at the regular tax rates applicable to corporations. The deductibility of capital losses may be subject to limitations. In addition, the IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a tax rate of 25% to a portion of capital gain realized by a noncorporate stockholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.”

Consequences of the Merger to Non-U.S. Holders

Generally, a non-U.S. Holder’s gain or loss from the merger will be determined in the same manner as that of a U.S. Holder. The United States federal income tax consequences of the merger to a non-U.S. Holder will depend on various factors, including whether the receipt of the merger consideration is taxed under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, governing sales of REIT shares or whether the receipt of the merger consideration is taxed under the provisions of FIRPTA governing distributions from REITs. The provisions governing distributions from REITs would apply because, for United States federal income tax purposes, as described above, the merger will be treated as a sale of IRRETI’s assets followed by a liquidating distribution from IRRETI to its common stockholders of the merger consideration. Current law is unclear as to which provisions should apply to the payment of the merger consideration, and both sets of provisions are discussed below. In general, the provisions governing the taxation of distributions by REITs are less favorable to non-U.S. Holders, and non-U.S. Holders should consult their tax advisors regarding the possible application of those provisions.

Taxable Sale of Shares. Although the current law is unclear, it is possible that the merger will be treated as a taxable sale of shares of IRRETI common stock, and, subject to the discussion of backup withholding and of distribution of gain from the disposition of US real property interests below, a non-U.S. Holder should not be subject to United States federal income taxation on any gain or loss from the merger unless: (i) the gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States or, if an applicable income tax treaty applies, the gain is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States; (ii) the non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the merger and certain other requirements are met; or (iii) such shares of common stock constitute a “U.S. real property interest” under FIRPTA.

A non-U.S. Holder whose gain is effectively connected with the conduct of a trade or business in the United States will be subject to United States federal income tax on such gain on a net basis in the same manner as a U.S. Holder. In addition, a non-U.S. Holder that is a corporation may be subject to the 30% branch profits tax on such effectively connected gain.

A non-U.S. Holder who is an individual present in the United States for 183 days or more in the taxable year of the merger and who meets certain other requirements will be subject to a flat 30% tax on the gain derived from the merger, which may be offset by United States source capital losses. In addition, the non-U.S. Holder may be subject to applicable alternative minimum taxes.

If a non-U.S. Holder’s shares of IRRETI common stock constitute a “U.S. real property interest,” or USRPI, under FIRPTA, such holder will be subject to United States federal income tax on the gain recognized in the merger on a net basis in the same manner as a U.S. Holder. A non-U.S. Holder’s shares of IRRETI common stock generally will not constitute a U.S. real property interest if IRRETI is a “domestically controlled qualified investment entity” at the effective time of the merger. A “qualified investment entity” includes a REIT. Assuming IRRETI qualifies as a REIT, IRRETI will be a “domestically controlled qualified investment entity” at the effective time of the merger if non-U.S. Holders held directly or indirectly less than 50% in value of IRRETI’s stock at all times during the five-year period ending with the effective time of the merger. No assurances can be given that the actual ownership of IRRETI common stock has been or will be sufficient for IRRETI to qualify as a “domestically controlled qualified investment entity” at the effective time of the merger.

Distribution of Gain from the Disposition of U.S. Real Property Interests. The tax treatment described above assumes that the receipt of the merger consideration will be treated as a sale or exchange of shares of IRRETI common stock for purposes of FIRPTA. It is possible that the IRS may assert that the merger consideration received by a non-U.S. Holder is subject to tax under Section 897(h)(1) of the Code as a distribution from IRRETI that is attributable to gain from the deemed sale of IRRETI’s U.S. real estate assets in the merger, and not as a sale of shares of its common stock. If the IRS were to make this argument successfully, a non-U.S.

Holder would be subject to federal income tax at the capital gain rates described above on the merger consideration to the extent the distribution was attributable to gain that IRRETI recognized from the sale of USRPIs. This tax would apply whether or not (1) the non-U.S. Holder conducted a U.S. trade or business, (2) the non-U.S. Holder was present in the U.S. for 183 days or more during the taxable year of disposition, or (3) the IRRETI common stock constituted a USRPI.

Income Tax Treaties. If a non-U.S. Holder is eligible for treaty benefits under an income tax treaty with the United States, the non-U.S. Holder may be able to reduce or eliminate certain of the United States federal income tax consequences discussed above, such as the branch profits tax. Non-U.S. Holders should consult their tax advisor regarding possible relief under an applicable income tax treaty.

U.S. Withholding Tax Under FIRPTA. As described above, it is unclear whether the receipt of the merger consideration will be treated as a sale of IRRETI common stock or as a distribution from IRRETI that is attributable to gain from the deemed sale of IRRETI’s assets in the merger. Accordingly, IRRETI and DDR intend to withhold United States federal income tax under FIRPTA as if the merger consideration was a distribution from IRRETI. Consequently, the tax will be withheld at a rate of 35% from the portion of the merger consideration that is attributable to gain from the deemed sale of U.S. real property interests by IRRETI and paid to a non-U.S. Holder.

A non-U.S. Holder may be entitled to a refund or credit against the holder’s United States tax liability, if any, with respect to any amount withheld pursuant to FIRPTA, provided that the required information is furnished to the IRS on a timely basis. In addition, IRRETI and DDR, as applicable, will consider a request by a Non-U.S. Holder for reduced withholding if the Non-U.S. Holder establishes an exemption from or reduction in withholding. Non-U.S. Holders should consult their tax advisor regarding withholding tax considerations.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to payments made in connection with the merger. Backup withholding will not apply, however, to a holder who (a) in the case of a U.S. Holder, furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on the substitute IRS Form W-9 or successor form, (b) in the case of a non-U.S. Holder, furnishes an applicable IRS Form W-8 or successor form, or (c) is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

DDR’s Qualification for Taxation as a REIT

The following is a summary of the federal income tax considerations related to DDR’s REIT election which are anticipated to be material to holders of DDR common shares received in partial consideration for their IRRETI common stock pursuant to the merger.

You are advised to consult your own tax advisor regarding the tax consequences to you of the acquisition, ownership and sale of DDR common shares received pursuant to the merger, including the federal, state, local, foreign and other tax consequences, DDR’s election to be taxed as a REIT for federal income purposes, and potential changes in the tax laws.

General. DDR elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1993. DDR believes that it has been organized and has operated in a manner which allows it to qualify for taxation as a REIT under the Code commencing with its taxable year ended December 31, 1993. DDR intends to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon DDR’s ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that DDR has been organized and has operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and operation of a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, which may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

If DDR qualifies for taxation as a REIT, DDR generally will not be required to pay United States federal corporate income taxes on its net income that is currently distributed to its shareholders. DDR will be required to pay United States federal income tax, however, as follows:

•	DDR will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	DDR may be required to pay the “alternative minimum tax” on its items of tax preference under certain circumstances.

•	If DDR has (1) net income from the sale or other disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, DDR will be required to pay tax at the highest corporate rates on this income. Foreclosure property is generally defined as property acquired by foreclosure or after a default on a loan secured by the property or a lease of the property.

•	DDR will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	If DDR fails to satisfy the 75% gross income test or the 95% gross income test, as described below, but has otherwise maintained its qualification as a REIT, DDR will be required to pay a 100% tax on an amount equal to (1) the gross income attributable to the greater of the amounts by which DDR fails the 75% or 95% gross income tests, multiplied by (2) a fraction intended to reflect DDR’s profitability.

•	If DDR fails to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% and 10% asset tests), as described below, due to reasonable cause and not due to willful neglect and DDR nonetheless maintains its REIT qualification because of specified cure provisions, DDR will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused it to fail such test.

•	If DDR fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of asset tests described below) and the violation is due to reasonable cause, DDR may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

•	If DDR fails to distribute during each calendar year at least the sum of (1) 85% of its REIT ordinary income for such taxable year, (2) 95% of its REIT capital gain net income for such year (other than certain long-term capital gains for which DDR makes a capital gains designation and pays the income tax, as discussed below), and (3) any undistributed taxable income from prior periods, DDR will be required to pay a 4% excise tax on the excess of that required distribution over the amounts actually distributed.

•	If DDR acquires any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in DDR’s hands is determined by reference to the basis of the asset in the hands of the C corporation, and DDR subsequently recognizes gain on the disposition of the asset during the ten-year period beginning on the date it acquired the asset, then it will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) DDR’s adjusted basis in the asset, in each case determined as of the date it acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate level tax. The results described in this paragraph with respect to the recognition of gain assume that DDR or the C corporation, as applicable, have made or refrained from making and the C corporation will refrain from making a timely election under the relevant Treasury Regulations in order to obtain the results described in this paragraph with respect to the recognition of gain.

•	DDR will be subject to a 100% penalty tax on any “redetermined rents,” “redetermined deductions” or excess interest. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a taxable REIT subsidiary of DDR to any of its tenants. See “—Taxable REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of DDR for amounts paid to DDR that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification. The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors,

(2)	that issues transferable shares or transferable certificates to evidence beneficial ownership,

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code,

(4)	that is not a financial institution or an insurance company within the meaning of the Code,

(5)	that is beneficially owned by 100 or more persons,

(6)	not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year, and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) through (4) above must be met during the entire taxable year and that condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) above do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6) above, pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies to pension funds.

DDR believes that it has been organized and operated in a manner that has allowed it to satisfy each of the above conditions. In addition, DDR’s articles of incorporation and code of regulations provide for restrictions regarding ownership and transfer of DDR’s stock. These restrictions, however, may not ensure that DDR will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. In general, if DDR fails to satisfy these share ownership requirements, its status as a REIT will terminate. If, however, DDR complies with the rules contained in the applicable Treasury Regulations requiring it to attempt to ascertain the actual ownership of its shares, and it does not know, and would not have known through the exercise of reasonable diligence, that it failed to meet the requirement set forth in condition (6) above, it will be treated as having met this requirement. See the section below entitled “ — Failure to Qualify.”

In addition, DDR may not maintain its status as a REIT unless its taxable year is the calendar year. DDR has and will continue to have a calendar taxable year.

Ownership of Qualified REIT Subsidiaries and Interests in Limited Liability Companies and Partnerships. DDR owns and operates a number of properties through subsidiaries. A corporation which is a “qualified REIT subsidiary” shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” shall be treated as assets, liabilities and items of the REIT. Thus, in applying the requirements described herein, DDR’s “qualified REIT subsidiaries” will be ignored, and all assets, liabilities and items of income, deduction, and credit of those subsidiaries will be treated as DDR’s assets, liabilities and items. A qualified REIT subsidiary is not required to pay United States federal income tax, and DDR’s ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities as described below under “—Asset Tests.” Assuming Merger Sub constitutes a qualified REIT subsidiary of DDR after the merger, for purposes of determining DDR’s compliance with the REIT income and asset tests described above, DDR will be treated as owning the assets owned by IRRETI and as deriving the income produced by such assets.

In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The character of the assets and gross income of the partnership or limited liability company will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Thus, DDR’s proportionate share of the assets, liabilities and items of income of the partnerships and limited liability companies treated as partnerships for federal income tax purposes in which it is a partner or member will be treated as its assets, liabilities and items of income for purposes of applying the requirements described in this proxy statement/prospectus.

Ownership of Interests in Taxable REIT Subsidiaries. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or noncustomary services to tenants of its parent REIT.

A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, sections of the Code which apply to tax years beginning after December 31, 2000 generally intended to insure that transactions between a REIT and its taxable REIT subsidiary occur at arm’s length and on commercially reasonable terms, include a provision that may prevent a taxable REIT subsidiary from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. See “—Asset Tests.” A REIT’s ownership of securities of taxable REIT subsidiaries will not be subject to the 10% or 5% asset test described below, and their operations will be subject to the provisions described above. See “—Asset Tests.”

Income Tests. DDR must satisfy two gross income requirements annually to maintain its qualification as a REIT:

•	First, in each taxable year DDR must derive directly or indirectly at least 75% of its gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including rents from real property, dividends from other qualifying REITs and, in some circumstances, interest or (b) some type of temporary investments.

•	Second, in each taxable year DDR must derive at least 95% of its gross income, excluding gross income from prohibited transactions, from (a) the real property investments described above, (b) dividends, interest and gain from the sale or disposition of stock or securities or (c) from any combination of the foregoing.

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents DDR receives from a tenant will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

•	Second, DDR, or an actual or constructive owner of 10% or more of its capital stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by DDR’s other tenants for comparable space. Whether rents paid by DDR’s taxable REIT subsidiary are substantially comparable to rents paid by its other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which DDR owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary.

•	Third, rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.”

•	Finally, DDR generally must not operate or manage its property or furnish or render services to its tenants, subject to a 1% de minimis exception, other than through an independent contractor from whom DDR derives no revenue. DDR may, however, directly perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. In addition, DDR may employ a taxable REIT subsidiary which may be wholly or partially owned by it to provide, on an arm’s length basis, both customary and noncustomary services to DDR’s tenants without causing the rent it receives from those tenants to fail to qualify as “rents from real property.” Any amounts DDR receives from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of noncustomary services will, however, be nonqualified income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

DDR does not intend to charge rent for any property that is based in whole or in part on the net income or profits of any person (except by reason of being based on a percentage of gross receipts or sales, as heretofore described), and DDR does not intend to rent any personal property (other than in connection with a lease of real property where less than 15% of the total rent is attributable to personal property). DDR directly performs services under certain of its leases, but such services are not rendered to the occupant of the property. Furthermore, these services are usual and customary management services provided by landlords renting space for occupancy in the geographic areas in which DDR owns property. To the extent that the performance of any services provided by DDR would cause amounts received from its tenants to be excluded from rents from real property, DDR intends to hire a taxable REIT subsidiary, or an independent contractor from whom it derives no revenue, to perform such services.

From time to time, DDR enters into hedging transactions with respect to one or more of its assets or liabilities. DDR’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Any income DDR derives from a hedging transaction will be nonqualifying income for purposes of the 75% gross income test. Except to the extent provided by Treasury Regulations, however, income from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into prior to January 1, 2005 will be qualifying income for purposes of the 95% gross income test, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by DDR to acquire or carry real estate. Income from such a hedging transaction entered into on or after January 1,

2005 that is clearly identified as such as specified in the Code will not constitute gross income for purposes of the 95% gross income test, and therefore will be exempt from this test. The term “hedging transaction,” as used above, generally means any transaction DDR enters into in the normal course of its business primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made by DDR. To the extent that DDR hedges with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. DDR intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

If DDR fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT if it is entitled to relief under the Code. Commencing with its taxable year beginning January 1, 2005, DDR may avail itself of the relief provisions if:

•	following its identification of the failure to meet the 75% or 95% gross income tests for any taxable year, DDR files a schedule with the IRS setting forth each item of its gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	the failure to meet these tests was due to reasonable cause and not due to willful neglect.

For its taxable year ending December 31, 2004, DDR generally may avail itself of the relief provisions if:

•	its failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	DDR attaches a schedule of the sources of its income to its federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances DDR would be entitled to the benefit of these relief provisions. For example, if DDR fails to satisfy the gross income tests because nonqualifying income that it intentionally accrues or receives exceeds the limits on nonqualifying income, the IRS could conclude that its failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, DDR will not qualify as a REIT. As discussed above under “— General,” even if these relief provisions apply, a tax would be imposed with respect to DDR’s nonqualifying income. DDR may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of its income.

Prohibited Transaction Income. Any gain that DDR realizes on the sale of any property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also have an adverse effect upon DDR’s ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. DDR holds its properties for investment with a view to long-term appreciation, it is engaged in the business of acquiring, developing, owning and operating its properties and it makes such occasional sales of the properties as are consistent with its investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of those sales is subject to the 100% penalty tax.

Penalty Tax. Any redetermined rents, redetermined deductions or excess interest that DDR generates will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a taxable REIT subsidiary to any of DDR’s tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to DDR that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents DDR receives will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Code. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, DDR would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Asset Tests. At the close of each quarter of DDR’s taxable year, it also must satisfy the following tests relating to the nature and composition of its assets.

•	First, at least 75% of the value of its total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real property (including interests in real property and interests in mortgages on real property), stock or debt instruments that are purchased with the proceeds of a stock offering or a long-term public debt offering with a term of at least five years, but only for the one-year period beginning on the date DDR receives these proceeds, and stock (or transferable certificates of beneficial interest) of other qualifying REITs.

•	Second, not more than 25% of its total assets may be represented by securities other than those includible in the 75% asset test.

•	Third, for taxable years ending on or prior to December 31, 2000, of the investments included in the 25% asset class, the value of any one issuer’s securities owned by DDR may not exceed 5% of the value of DDR’s total assets and DDR may not own more than 10% of any one issuer’s outstanding voting securities.

•	Finally, for taxable years beginning after December 31, 2000, (a) not more than 20% of the value of DDR’s total assets may be represented by securities of one or more taxable REIT subsidiaries and (b) except for the securities of a taxable REIT subsidiary and securities included in the 75% asset test, not more than 5% of the value of its assets may be represented by securities of any one issuer and DDR may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Certain types of securities, including certain “straight debt” securities, are disregarded as securities solely for purposes of the 10% value test. In addition, commencing with its taxable year beginning January 1, 2005, solely for the purposes of the 10% value test, the determination of DDR’s interest in the assets of a partnership or limited liability company in which it owns an interest will be based on its proportionate interest in any securities issued by the partnership or limited liability company, excluding for these purposes certain securities described in the Code.

After initially meeting the asset tests at the close of any quarter, DDR will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by the disposition of sufficient nonqualifying assets within 30 days after the close of the quarter. DDR intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If DDR fails to cure any noncompliance with the asset tests within the 30 day cure period, it would cease to qualify as a REIT unless it is eligible for certain relief provisions discussed below.

Commencing with the taxable year beginning January 1, 2005, certain relief provisions may be available to DDR if it discovers a failure to satisfy the asset tests described above after the 30 day cure period. Under these provisions, DDR will be deemed to have met the 5% and 10% REIT asset tests if the value of its nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of its assets at the end of the applicable quarter or (b) $10.0 million and (ii) DDR disposes of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, DDR may avoid disqualification as a REIT after the 30 day cure period, by taking steps including (i) the disposition of sufficient assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although DDR believes it has satisfied the asset tests described above and plans to take steps to ensure that it satisfies such tests for any quarter with respect to which retesting is to occur, there can be no assurance that DDR will always be successful or will not require a reduction in its overall interest in an issuer (including a taxable REIT subsidiary). If DDR fails to cure any noncompliance with the asset tests in a timely manner and the relief provisions described above are not available, it would cease to qualify as a REIT. See “— Failure to Qualify” below.

Annual Distribution Requirements. To maintain its qualification as a REIT, DDR is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to the sum of:

•	90% of its REIT taxable income, and

•	90% of its after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of specified items of non-cash income items over 5% of its REIT taxable income.

DDR’s REIT taxable income is computed without regard to the dividends paid deduction and its net capital gain. In addition, for purposes of this test, non-cash income items includes income attributable to leveled stepped rents, original issue discount or purchase money discount debt, cancellation of indebtedness, and a like-kind exchange that is later determined to be taxable.

In addition, if DDR disposes of any asset it acquired from a corporation which is or has been a C corporation in a transaction in which DDR’s basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following DDR’s acquisition of such asset, DDR would be required to distribute at least 90% of the after-tax gain, if any, it recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset, over (b) DDR’s adjusted basis in the asset, in each case, on the date it acquired the asset.

DDR generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At DDR’s election, a distribution will be treated as paid in a taxable year if it is declared before it timely files its tax return for such year and paid on or before the first regular dividend payment after that declaration, provided such payment is made during the twelve-month period following the close of such year. These distributions generally are taxable to DDR’s stockholders, other than tax-exempt entities, in the year in which paid. This is so even though distributions relate to the prior years for purposes of the 90% distribution requirement. The amount distributed must not be preferential. To avoid being preferential, every stockholder of the class of stock to which a distributions is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that DDR does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular corporate tax rates. DDR believes it has made, and intends to continue to make, timely distributions sufficient to satisfy these annual distribution requirements.

DDR expects that its REIT taxable income will be less than its cash flow because of depreciation and other non-cash charges included in computing its REIT taxable income. Accordingly, DDR anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy its distribution requirement. However, it is possible that, from time to time, it may not have sufficient cash or other liquid assets to meet the distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of those expenses in arriving at its taxable income. In the event that those timing differences occur, in order to meet the distribution requirement, DDR may be required to borrow funds in order to pay dividends, or pay dividends in the form of taxable share dividends.

Under some circumstances, DDR may be able to rectify an inadvertent failure (due to, for example, an IRS adjustment such as an increase in DDR’s taxable income or a reduction in reported expenses) to meet the 90% distribution requirement for a year by paying “deficiency dividends” to its stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Thus, DDR may be able to avoid being taxed on amounts distributed as deficiency dividends. DDR will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends.

In addition, DDR will be required to pay a 4% excise tax to the extent it fails to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of 85% of its REIT ordinary income for such year and 95% of its REIT capital gain income for the year, plus, in each case, any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed that year for purposes of calculating the excise tax.

For purposes of the 90% distribution requirement and excise tax described above, distributions declared during the last three months of the taxable year, payable to DDR shareholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by DDR and received by its shareholders on December 31 of the year in which they are declared.

Failure to Qualify. Commencing with its taxable year beginning January 1, 2005, specified cure provisions are available to DDR in the event that it violates a provision of the Code that would otherwise result in its failure to qualify as a REIT. These cure provisions would reduce the instances that could lead to DDR’s disqualification as a REIT for violations due to reasonable cause and would instead generally require the payment of a monetary penalty. If DDR fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. That failure to qualify for taxation as a REIT could have an adverse effect on the market value and marketability of the DDR common shares you may receive in partial consideration for shares of IRRETI common stock pursuant to the merger if DDR makes and does not revoke the stock election. Distributions to shareholders in any year in which DDR fails to qualify as a REIT will not be deductible by it nor will they be required to be made. As a result, DDR’s failure to qualify as a REIT would substantially reduce the cash available for distribution by it to its stockholders. In that event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to specified limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, DDR will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances DDR would be entitled to that statutory relief.

Taxation of Holders of DDR Common Shares

The following summary describes the material United States federal income tax consequences to Holders of acquiring, owning and disposing of DDR common shares received in partial consideration for IRRETI common stock pursuant to the merger if DDR makes and does not revoke the stock election. This summary deals only with DDR common shares held as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Your tax treatment will vary depending upon your particular situation, and this discussion does not address all the tax consequences that may be relevant to you in light of your particular circumstances.

Taxation of U.S. Holders Generally

Distributions Generally. Distributions out of DDR’s current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends, and certain amounts that have previously been subject to corporate level tax, discussed below, will be taxable to U.S. Holders as ordinary income. See “— Tax Rates” below. As long as DDR qualifies as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. Holders that are corporations. For purposes of determining whether distributions to holders of DDR common shares are out of current or accumulated earnings and profits, DDR’s earnings and profits will be allocated first to its outstanding preferred shares and then to its outstanding common stock.

Because DDR generally is not subject to federal income tax on the portion of its REIT taxable income distributed to its shareholders, its ordinary dividends generally are not eligible for the reduced 15% rate available to most non-corporate taxpayers through 2010 under the Tax Increase Prevention and Reconciliation Act of 2006, and will continue to be taxed at the higher tax rates applicable to ordinary income. However, the reduced 15% rate does apply to DDR’s distributions:

•	designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to tax at a 25% rate);

•	to the extent attributable to dividends received by DDR from non-REIT corporations or other taxable REIT subsidiaries; and

•	to the extent attributable to income upon which DDR has paid corporate income tax (for example, if DDR distributes taxable income that it retained and paid tax on in the prior year).

To the extent that DDR makes distributions on its common shares in excess of its current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to a U.S. Holder. This treatment will reduce the U.S. Holder’s adjusted tax basis in its DDR common shares by the amount of the distribution, but not below zero. Distributions in excess of DDR’s current and accumulated earnings and profits and in excess of a U.S. Holder’s adjusted tax basis in its shares will be taxable as capital gain from the sale or exchange of the shares. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends DDR declares in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by it and received by the stockholder on December 31 of that year, provided DDR actually pays the dividend on or before January 31 of the following year. U.S. Holders may not include in their own income tax returns any of DDR’s net operating losses or capital losses.

Capital Gain Distributions. Distributions that DDR properly designates as capital gain dividends will be taxable to its taxable U.S. Holders as a gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed DDR’s actual net capital gain for the taxable year. These gains may be taxable to non-corporate U.S. Holders at a 15% or 25% rate. U.S. Holders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

Retention of Net Capital Gains. DDR may elect to retain, rather than distribute as a capital gain dividend, all or a portion of its net capital gains. If it makes this election, it would pay tax on DDR’s retained net capital gains. In addition, to the extent it so elects, a U.S. Holder generally would:

•	include its pro rata share of DDR’s undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of DDR’s taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its proportionate share of the tax imposed on DDR on the designated amounts included in the U.S. Holder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. Holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the Secretary of the Treasury.

Passive Activity Losses and Investment Interest Limitations. Distributions DDR makes and gain arising from the sale or exchange by a U.S. Holder of DDR’s shares will not be treated as passive activity income. As a result, U.S. Holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. Holder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by

DDR, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of DDR common shares. If a U.S. Holder sells or disposes of DDR common shares to a person other than DDR, it will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares for tax purposes. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held the common stock for more than one year. If, however, a U.S. Holder recognizes loss upon the sale or other disposition of DDR common shares that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. Holder received distributions from DDR that were required to be treated as long-term capital gains. Long-term capital gains of noncorporate taxpayers generally are taxable at a maximum United States federal income tax rate of 15%. Capital gains of corporate stockholders generally are taxable at the regular tax rates applicable to corporations. The deductibility of capital losses may be subject to limitations. In addition, the IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a tax rate of 25% to a portion of capital gain realized by a noncorporate stockholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.”

Backup Withholding

DDR reports to its U.S. Holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide DDR with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability. In addition, DDR may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. See “— Taxation of Non-
U.S. Holders.”

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” has generally been reduced to 15% (although depending on the characteristics of the assets which produced these gains and on designations which DDR may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” has generally been reduced to 15%. In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year). The currently applicable provisions of the United States federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

Taxation of Non-U.S. Holders

The following discussion addresses the rules governing United States federal income taxation of the ownership and disposition of DDR common shares received by non-U.S. Holders in partial consideration for IRRETI common stock pursuant to the merger. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income taxation that may be relevant to a non-U.S. Holder in light of its particular circumstances and does not address any state, local or foreign tax consequences. DDR urges non-U.S. Holders to consult their tax advisors to determine the impact of federal, state, local and foreign income tax laws on the receipt, ownership, and disposition of DDR common shares, including any reporting requirements.

Distributions Generally. Distributions that are neither attributable to gain from DDR’s sale or exchange of United States real property interests nor designated by DDR as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of DDR’s current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the distributions are treated as effectively connected with the conduct by the non-U.S. Holder of a United States trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with such a trade or business will be subject to tax on a net basis (that is, after allowance for deductions) at graduated rates, in the same manner as dividends paid to U.S. Holders are subject to tax, and are generally not subject to withholding. Any such dividends received by a non-U.S. Holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

DDR expects to withhold United States income tax at the rate of 30% on any distributions made to a non-U.S. Holder unless:

•	a lower treaty rate applies and the non-U.S. Holder files with DDR an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

•	the non-U.S. Holder files an IRS Form W-8ECI with DDR claiming that the distribution is income effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder.

Returning Capital Distributions. Distributions in excess of DDR’s current and accumulated earnings and profits will not be taxable to a non-U.S. Holder to the extent that such distributions do not exceed the non-U.S. Holder’s adjusted basis in DDR common shares, but rather will reduce the adjusted basis of such common stock. To the extent that such distributions exceed a non-U.S. Holder’s adjusted basis in DDR common shares, they will give rise to gain from the sale or exchange of such stock. The tax treatment of this gain is described below.

For withholding purposes, DDR expects to treat all distributions as made out of its current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of its current and accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests. Distributions to a non-U.S. Holder that DDR properly designates as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to United States federal income taxation, unless:

(1)	the investment in DDR common shares is treated as effectively connected with the non-U.S. Holder’s United States trade or business, in which case the non-U.S. Holder will be subject to the same treatment as U.S. Holders with respect to such gain, except that a non-U.S. Holder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

(2)	the non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to FIRPTA, distributions that are attributable to net capital gain from DDR’s sale or exchange of U.S. real property interests and paid to a non-U.S. Holder that owns more than 5% of the value of common stock at any time during the one-year period ending on the date of distribution will be subject to United States federal income tax as income effectively connected with a United States trade or business. The FIRPTA tax will apply to these distributions whether or not the distribution is designated as a capital gain dividend.

Non-U.S. Holders would generally be taxed at the same rates applicable to U.S. Holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. DDR will be required to withhold and to remit to the IRS 35% of any distribution to a non-U.S. Holder that could be treated as a capital gain dividend. The amount withheld is creditable against the non-U.S. Holder’s United States federal income tax liability. However, any distribution with respect to any class of stock which is regularly traded on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% United States withholding tax described above, if the non-U.S. Holder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions will be treated as ordinary dividend distributions.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts designated by DDR as retained capital gains in respect of the common stock held by non-U.S. Holders generally should be treated in the same manner as actual distributions by DDR of capital gain dividends. Under this approach, a non-U.S. Holder would be able to offset as a credit against its United States federal income tax liability resulting from its proportionate share of the tax paid by DDR on such retained capital gains, and to receive from the IRS a refund to the extent its proportionate share of such tax paid by DDR exceeds its actual United States federal income tax liability.

Sale of DDR common shares. Gain recognized by a non-U.S. Holder upon the sale or exchange of DDR common shares generally will not be subject to United States taxation unless such stock constitutes a U.S. real property interest. DDR common shares will not constitute a U.S. real property interest so long as DDR is a domestically-controlled qualified investment entity, which includes a REIT, if at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. Holders.

Notwithstanding the foregoing, gain from the sale or exchange of DDR common shares not otherwise subject to FIRPTA will be taxable to a non-U.S. Holder if either (1) the investment in DDR common shares is treated as effectively connected with the non-U.S. Holder’s United States trade or business or (2) the non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, even if DDR is a domestically controlled qualified investment entity, upon disposition of DDR common shares (subject to the 5% Exception applicable to regularly traded stock described above), a non-U.S. Holder may be treated as having gain from the sale or exchange of U.S. real property interest if the non-U.S. Holder (1) disposes of DDR common shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a U.S. real property interest and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other DDR common shares within 30 days after such ex-dividend date.

Even if DDR does not qualify as a domestically-controlled qualified investment entity at the time a non-U.S. Holder sells or exchanges DDR common shares, gain arising from such a sale or exchange would not be subject to United States taxation under FIRPTA as a sale of a U.S. real property interest if:

(1)	DDR common shares are regularly traded, as defined by applicable Treasury regulations, on an established securities market such as the New York Stock Exchange; and

(2)	the selling non-U.S. Holder owned, actually and constructively, 5% or less in value of DDR common shares throughout the shorter of the period during which the non-U.S. Holder held such stock or the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of DDR common shares were subject to taxation under FIRPTA, the non-U.S. Holder would be subject to regular United States federal income tax with respect to such gain in the same manner as a taxable U.S. Holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the common stock would be required to withhold and remit to the IRS 10% of the purchase price.

Backup Withholding Tax and Information Reporting. Generally, DDR must report annually to the IRS the amount of dividends paid to a non-U.S. Holder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. Holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. Holder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. Holder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. Holder status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either DDR or its paying agent has actual knowledge, or reason to know, that a non-U.S. Holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

Other Tax Consequences

State, local and foreign income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. You should consult your tax advisor regarding the effect of state, local and foreign tax laws with respect to DDR’s tax treatment as a REIT and on the receipt, ownership and disposition of DDR common shares.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF DDR AND STOCKHOLDERS OF IRRETI

Upon completion of the merger, if DDR elects to issue its common shares as part of the merger consideration, IRRETI stockholders will become DDR shareholders, and will no longer be stockholders of IRRETI. Since DDR is an Ohio corporation, the rights of its shareholders are governed by the applicable laws of the State of Ohio, including the Ohio General Corporation Law, or OGCL, and by the DDR articles of incorporation and the DDR code of regulations. Since IRRETI is a Maryland corporation, the rights of the stockholders of IRRETI are governed by the applicable laws of the State of Maryland, including the MGCL, and by the IRRETI articles of incorporation and the IRRETI bylaws.

The following is a summary comparison of:

•	the current rights of IRRETI stockholders under the MGCL, the IRRETI articles of incorporation and the IRRETI bylaws; and

•	the current rights of DDR shareholders under the OGCL, the DDR articles of incorporation and the DDR code of regulations.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the MGCL, the OGCL, the DDR articles of incorporation, the DDR code of regulations, the IRRETI articles of incorporation and the IRRETI bylaws. Copies of the DDR articles of incorporation, the DDR code of regulations, the IRRETI articles of incorporation and the IRRETI bylaws are incorporated by reference in this proxy statement/prospectus. The DDR articles of incorporation, the DDR code of regulations, the IRRETI articles of incorporation and the IRRETI bylaws will be sent to IRRETI stockholders, upon request. See “Where You Can Find More Information” on page 151.

Authorized Capital Shares:

DDR
DDR’s articles of incorporation authorize the following classes of shares:
•    200,000,000 common shares;
•  750,000 Class A cumulative preferred shares;
•  750,000 Class B cumulative preferred shares;
•  750,000 Class C cumulative preferred shares;
•  750,000 Class D cumulative preferred shares;
•  750,000 Class E cumulative preferred shares;
•  750,000 Class F cumulative preferred shares (the “Class F Shares”);
•  750,000 Class G cumulative preferred shares (the “Class G Shares”);
•  750,000 Class H cumulative preferred shares (the “Class H Shares”);
•  750,000 Class I cumulative preferred shares (the “Class I Shares”);
•  750,000 Class J cumulative preferred shares;
•  750,000 Class K cumulative preferred shares;
•  750,000 noncumulative preferred shares; and
• 2,000,000 cumulative voting preferred shares.
IRRETI
IRRETI’s articles of incorporation authorize the following classes of stock:
•    500,000,000 shares of common stock; and
•  10,000,000 shares of preferred stock.
The MGCL and IRRETI’s articles of incorporation provide that the IRRETI board of directors, without action by the stockholders, may amend the articles of incorporation to increase or decrease the aggregate number of shares of stock that IRRETI has the authority to issue.

Public Market for the Shares:

DDR DDR common shares, the Class F Shares, the Class G Shares, the Class H Shares and the Class I Shares are listed on the New York Stock Exchange.	IRRETI IRRETI’s shares of stock are not listed or traded on any national securities exchange or quoted in an inter-dealer quotation system.

Size of the Board of Directors:

DDR
The OGCL provides that the board of directors of an Ohio corporation with more than two stockholders must consist of three or more individuals, with the number specified in or fixed in accordance with the articles of incorporation or code of regulations of the corporation. DDR’s code of regulations provides that the number of directors may not be fewer than three nor greater than 15. Currently there are 10 directors authorized, and there is one vacancy. The DDR articles of incorporation provide that at least a majority of the members of the board of directors must at all times, except during the period of a vacancy, be independent directors who are neither employees nor affiliates of DDR.
IRRETI
The MGCL provides that a Maryland corporation must have at least one director, with the number specified in or fixed in accordance with the articles of incorporation or bylaws of the corporation. Corporations that have elected to be governed by the unsolicited takeover statute are subject to special rules regarding the size of the board of directors. (IRRETI has not made this election.) IRRETI’s articles of incorporation and bylaws provide that the number of directors may not be fewer than three nor greater than eleven. Currently, there are seven directors. IRRETI’s articles of incorporation provide that a majority of the IRRETI board of directors must consist of independent directors. IRRETI’s independent directors are, generally, those directors who are not and have not been affiliated with IRRETI, do not serve as a director for more than two other REITs originated by IRRETI, and perform no other services for IRRETI, except as a director.

Classified Board of Directors:

A classified board of directors is one in which some, but not all, of the directors are elected on a rotating basis each year. The purpose of staggering the terms of members of a board of directors is to promote stability and continuity within the board of directors. However, staggering the terms of directors also has the effect of decreasing the number of directors that may otherwise be elected by stockholders in a given year, and, therefore, may have the effect of precluding a contest for the election of directors or may delay, prevent or make more difficult a change in control of a corporation.

DDR
The OGCL permits, but does not require, an Ohio corporation to provide for a classified board of directors in its articles of incorporation or code of regulations. DDR’s articles of incorporation and code of regulations do not provide for a classified board of directors.
IRRETI
The MGCL permits, but does not require, a Maryland corporation to provide for a classified board of directors in its articles of incorporation and may provide the term of office in its bylaws. Corporations that have elected to be governed by the unsolicited takeover statute are subject to special rules regarding the classes of directors. (IRRETI has not made that election.) IRRETI’s articles of incorporation do not provide for a classified board of directors.

Election of the Board of Directors:

DDR The OGCL provides that only those individuals nominated as directors may be elected as directors.	IRRETI The MGCL provides that, unless the articles of incorporation or bylaws of a corporation provide

DDR’s code of regulations does not specify advance notice requirements for nominating directors. With respect to the election of a director, if a quorum is present, the nominee receiving the greatest number of votes is elected as director.
otherwise, the nominee receiving a plurality of all the votes cast at a stockholder meeting at which a quorum is present will be elected director. IRRETI’s articles of incorporation and bylaws do not alter this provision. IRRETI’s bylaws provide that only those persons who are nominated either by the IRRETI board of directors or by stockholders may be elected as directors at an annual meeting of the stockholders.

Vacancies on the Board of Directors:

DDR
The OGCL provides that vacancies, including vacancies resulting from an increase in the number of directors, on an Ohio corporation’s board of directors may be filled by a majority of the remaining directors of the corporation, unless the governing documents of the corporation provide otherwise. If the remaining directors constitute less than a quorum of the board of directors, then the remaining directors may fill vacancies by a majority vote. DDR’s code of regulations provides that vacancies on the board of directors may be filled by a majority vote of the remaining directors until an election to fill such vacancies occurs. Stockholders entitled to elect directors have the right to fill any vacancy on the board of directors (whether the same has been temporarily filled by the remaining directors or not) at any meeting of the shareholders called for that purpose, and any directors elected at the meeting of shareholders will serve until the next annual election of directors and until their successors are elected and qualified.
IRRETI
The MGCL provides that stockholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. Unless the articles of incorporation or bylaws provide otherwise, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on the board of directors which results from any cause except an increase in the number of directors, which requires the vote of a majority of the entire board of directors. A director elected by the board of directors to fill a vacancy serves until the next annual meeting of the stockholders. IRRETI’s articles of incorporation and bylaws do not alter these provisions.

Removal of Directors:

DDR
The OGCL provides that directors of an Ohio corporation whose shareholders possess cumulative voting rights may be removed by the affirmative vote of the holders of a majority of the voting power entitled to elect directors in place of those to be removed without assigning any cause, except that, unless all of the directors or all of the directors of a particular class are removed, no individual director may be removed if the votes of a sufficient number of shares are cast against the director’s removal that, if cumulatively voted at an election of all of the directors, or all of the directors of a particular class, as the case may be, would be sufficient to elect at least one director, unless the governing documents of the corporation provide that no director may be
IRRETI
The MGCL provides that, unless otherwise provided in the articles of incorporation, the stockholders of a corporation may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors, except that if a corporation has cumulative voting for the election of directors and less than the entire board is to be removed, a director may not be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there is more than one class of directors, at an election of the class of directors of which he is a member. Unless otherwise provided in the articles of incorporation of the corporation, if the removed from office or that removal of directors requires a greater vote than described above.
DDR’s code of regulations provides that all the directors or any individual director may be removed from office, without assigning any cause, by the vote of the holders of a majority of the voting power entitled to elect directors in place of those to be removed; provided that unless all directors are removed, no individual director will be removed if the votes of a sufficient number of shares are cast against his removal which, if cumulatively voted at an election of all the directors, would be sufficient to elect at least one director. In case of any such removal, a new director may be elected at the same meeting for the unexpired term of each director removed.
directors have been divided into classes, a director may not be removed without cause. Corporations that have elected to be governed by the unsolicited takeover statute are subject to special rules regarding removal of directors. (IRRETI has not made that election.)
IRRETI’s articles of incorporation provide that a director of the corporation may be removed with or without cause by the affirmative vote of holders of a majority of the shares of IRRETI entitled to vote.

Provisions Affecting Control Share Acquisitions and Business Combinations:

DDR
Chapter 1704 of the Ohio Revised Code prohibits an “interested stockholder” from engaging in a wide range of business combinations, such as mergers and significant asset sales (a “Chapter 1704 Transaction”), with an “issuing public corporation” for three years after the date on which a stockholder becomes an interested stockholder (the “share acquisition date”), unless the directors of the corporation approved the transaction or the share purchase by the interested stockholder prior to the share acquisition date. If the directors did not approve the purchase of shares by the interested stockholder on the share acquisition date prior to such date, the interested stockholder may effect a Chapter 1704 Transaction after the three-year period only if the transaction is approved by the affirmative vote of two-thirds of the voting power of the corporation and by the affirmative vote of the holders of at least a majority of the disinterested shares or if the offer meets certain fair price criteria.
The restrictions in Chapter 1704 of the Ohio Revised Code do not apply if an Ohio corporation, by action of its stockholders holding at least two- thirds of the voting power of the corporation, adopts an amendment to its articles of incorporation specifying that Chapter 1704 of the Ohio Revised Code will not be applicable to the corporation. DDR has not adopted this amendment.
DDR’s articles of incorporation provide that, except as otherwise provided in DDR’s articles of incorporation, any action requiring a two-thirds vote (or any other proportion) under Ohio law may be
IRRETI
Maryland law prohibits a business combination between a corporation and any “interested stockholder” for five years following the most recent date upon which the stockholder became an interested stockholder, unless the transaction is approved in advance by the board of directors or otherwise exempted by the statute. Generally, an “interested stockholder” is anyone who owns 10% or more of the voting power of the corporation and the affiliates of such person. A merger of a corporation with an interested stockholder or any other corporation (whether or not such corporation is an interested stockholder) which is, or after the merger would be, an affiliate of the interested stockholder that was an interested stockholder prior to the transaction is considered a “business combination” unless it does not alter the contract rights of the stock as expressly set forth in the articles of incorporation, or change or convert in whole or in part the outstanding shares of stock of the corporation.
The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation, and directors of the corporation who are employees of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. “Control shares” are voting shares of stock which, if aggregated with taken by the vote or consent of the holders of shares entitling them to exercise a majority of the voting power of the corporation or of such class or classes of shares thereof, unless the proportion specified by applicable Ohio law cannot be altered by the articles of incorporation.
Under Section 1701.831 of the Ohio Revised Code, unless the articles of incorporation or code of regulations of an Ohio corporation otherwise provide, any control share acquisition of an issuing public corporation only can be made with the prior authorization of the shareholders of the corporation. DDR’s articles of incorporation expressly provide that the provisions of Section 1701.831 of the Ohio Revised Code do not apply to it.
all other shares of stock previously acquired by such person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.
A person who has made or proposes to make a “control share acquisition,” upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares.
If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a special meeting of stockholders and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.
The “control share acquisition” statute does not apply to shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the articles of incorporation or the bylaws of the corporation by a provision adopted at any time before the acquisition of the shares. The IRRETI bylaws provide that the Maryland Control Share Acquisition Act does not apply to acquisitions of IRRETI shares by The Inland Group, Inc. or any affiliate of The Inland Group, Inc.

Mergers, Acquisitions, Share Purchases and Other Transactions:

DDR
The OCGL generally requires approval of a merger (except in certain circumstances, shareholder approval of the surviving corporation may not be required), dissolution, disposition of all or substantially all of an Ohio corporation’s assets, and majority share acquisitions and combinations involving issuance of shares representing one-sixth or more of the voting power of the corporation immediately after the consummation of the transaction (other than so-called “parent- subsidiary” mergers), by two-thirds of the voting power of the corporation, unless the articles of incorporation of the corporation specify a different proportion (not less than a majority). DDR’s articles of incorporation provide that the vote of a majority of the voting power of DDR (or a majority of each class, if applicable) is required to approve these actions.
IRRETI
The MGCL requires approval of mergers, consolidations, share exchanges and transfers of assets by the stockholders of each corporation by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless a different number, not less than a majority, is specified in the articles of incorporation. Under certain circumstances, a merger may become effective without the approval of the stockholders of the surviving corporation. IRRETI’s articles of incorporation do not provide for approval of a merger by a vote of less than two-thirds of the outstanding shares entitled to vote.

Notice of Shareholders’ Meetings:

DDR
The OGCL requires an Ohio corporation to notify shareholders of the corporation of the time, place and purposes of shareholders’ meetings at least seven days but no more than 60 days prior to the date of the shareholders’ meeting, unless the articles of incorporation or code of regulations of the corporation specify a longer period. Upon request of an individual entitled to call a shareholders’ meeting, the corporation must give shareholders notice of the special meeting to be held no less than seven nor more than 60 days after the receipt of the request. If notice is not given within 15 days of receipt of the request (or such shorter or longer period as the articles of incorporation or code of regulations of the corporation specify), the individual calling the meeting may fix the time for the meeting and give notice to the other shareholders. DDR’s code of regulations does not alter these provisions, but the code of regulations does allow any shareholder, either before or after any meeting, to waive any notice required to be given by law or by the code of regulations.
IRRETI
The MGCL requires the secretary of a Maryland corporation to give written notice, which includes notice by electronic transmission, to each stockholder of record entitled to vote at a stockholders’ meeting, and each other stockholder entitled by applicable law to notice of the meeting. The notice must state the place, date and time of the meeting and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and may vote at the meeting, and, if a special meeting, the purpose or purposes for which the meeting is to be held, not less than ten nor more than 90 days before each stockholders’ meeting. Stockholders’ meetings may be held at any place, as provided in the bylaws. IRRETI’s bylaws provide that upon request of an individual entitled to call a special meeting, the corporation must give stockholders notice of the special meeting to be held no less than fifteen nor more than 60 days prior to the date of the meeting.

Submission of Shareholder Proposals:

DDR No provision for the submission of shareholder proposals is made in the OGCL, or in DDR’s articles of incorporation or code of regulations.
IRRETI
The MGCL provides that the corporation’s articles of incorporation or bylaws may require any stockholder proposing a nominee for election as a director or any other matter for consideration at a meeting of the stockholders to provide advance notice of the nomination or proposal to the corporation not more than 90 days before the date of the meeting, or, in the case of an annual meeting, 90 days before the first anniversary of the preceding year’s annual meeting or the mailing date of the notice of the preceding year’s annual meeting. The articles of incorporation or bylaws may specify another time.
IRRETI’s bylaws specify that to make a proposal, a stockholder must give notice in writing to the secretary of the corporation. The notice must be received by the secretary not more than 120 calendar days nor less than 90 days before the first anniversary of the date on which the corporation first mailed its notice to stockholders in connection with the prior year’s annual meeting of stockholders. If the number of directors to be elected to the board of directors is increased and there is no public announcement by the corporation naming the nominees or specifying the size of the increased board of directors at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will also be considered timely (but only with respect to nominees for any new positions created by such increase) if it is delivered to the secretary of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

Special Meeting of Shareholders:

DDR
The OGCL provides that holders of at least 25% of the outstanding shares of an Ohio corporation (unless the code of regulations of the corporation specifies another percentage, which may in no case be greater than 50%), the directors of the corporation by action at a meeting or a majority of the directors acting without a meeting, the chairman of the board of the corporation, and the president of the corporation (or, in case of the president’s death or disability, the vice president of the corporation authorized to exercise the authority of the president) have the authority to call special meetings of shareholders. DDR’s code of regulations expressly provides that special meetings of DDR shareholders may be called by the president, the directors by action at a meeting, a majority of the directors acting without a meeting or the holders of shares entitling them to exercise at least 25% of the voting power of the corporation entitled to be voted at the meeting. Calls for the meeting must specify the
IRRETI
Under Maryland law, a special meeting may be called by the president, the board of directors or any person designated in the articles of incorporation or bylaws. Special meetings of the stockholders may also be called by the secretary of the corporation upon the written request of stockholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting. However, unless requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting, the secretary is not required to call a special meeting if the matter to be considered at the meeting is substantially the same as a matter considered at a special meeting during the preceding 12 months. The articles of incorporation or bylaws may increase or decrease the percentage of votes stockholders must possess to request a special meeting; provided that the percentage may not be greater than a majority of the votes entitled to be cast at the meeting. Corporations that have elected to be governed by the unsolicited takeover statute are

purpose, and no business other than that specified in the call may be considered at any special meeting.	subject to special rules regarding special meetings of the stockholders. (IRRETI has not made that election.)
IRRETI’s bylaws state that the chairman and a majority of the independent directors may also call a special meeting, and further state that the secretary of the corporation must call a special meeting of the stockholders on the written request of stockholders entitled to cast at least 10% of all the votes entitled to be cast at the meeting. The request for a special meeting must state the purpose of the meeting and the matters proposed to be acted on at such meeting.

Shareholder Action Without a Meeting:

DDR
The OCGL provides that any action that may be taken by shareholders of an Ohio corporation at a meeting of shareholders may be taken without a meeting with the unanimous written consent of all shareholders entitled to vote at the meeting. DDR’s code of regulations does not alter this provision.
IRRETI
Under Maryland law, common stockholders may act without a meeting if a written consent, which includes consent by electronic transmission, which describes the action is signed by all the stockholders entitled to vote on the matter and is filed with the records of the stockholders meeting. Unless the articles of incorporation provide otherwise, the holders of any other class of stock that is entitled to vote in the election of directors may act by the written consent of the holders of the shares necessary to approve the action if the corporation gives notice of the action to all stockholders within 10 days after the effective date of the action.
IRRETI’s bylaws provide that an action may be taken without a meeting if the following are filed with the records of meetings of stockholders: a unanimous written consent which sets forth the action and is signed by each stockholder entitled to vote on the matter.

Cumulative Voting:

Cumulative voting entitles each stockholder to cast an aggregate number of votes equal to the number of voting shares held multiplied by the number of directors to be elected. Each stockholder may cast all of his, her or its votes for one nominee or distribute them among two or more nominees. The candidates (up to the number of directors to be elected) receiving the highest number of votes are elected.

DDR
The OGCL provides that each shareholder of an Ohio corporation has the right to vote cumulatively in the election of directors if certain notice requirements are satisfied, unless the articles of incorporation of a corporation are amended to eliminate cumulative voting for directors following their initial filing with the Ohio Secretary of State. DDR’s articles of incorporation have not been amended to eliminate the
IRRETI
The MGCL provides that the articles of incorporation may include a provision for cumulative voting in the election of directors and the terms on which cumulative voting rights may be exercised. IRRETI’s articles of incorporation do not provide for cumulative voting rights.

rights of shareholders to vote cumulatively in the election of directors.

Voting Rights:

DDR
Under the OGCL, except to the extent that the express terms of the shares of any class of an Ohio corporation provide otherwise, each outstanding share, regardless of class, entitles the shareholder to one vote on each matter properly submitted to shareholders of the corporation for their vote. DDR’s articles of incorporation expressly provide that each DDR common share entitles its holder to one vote.
IRRETI
Under the MGCL, unless the articles of incorporation provide otherwise, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. However, a share is not entitled to be voted if any installment payable on it is overdue and unpaid. IRRETI’s articles of incorporation do not change this provision.

DDR and IRRETI Shareholder Class Voting Rights:

DDR
The OGCL provides that holders of a particular class of shares of an Ohio corporation are entitled to vote as a separate class if the rights of that class are affected in certain respects by mergers, consolidations, or amendments to the articles of incorporation. DDR’s articles of incorporation do not change this provision.
IRRETI
The MGCL provides that, unless the articles of incorporation or other provisions of the MGCL provide otherwise, if two or more classes of stock are entitled to vote separately on any matter that requires approval by two-thirds of all votes entitled to be cast, the matter must be approved by two- thirds of all the votes of each class. IRRETI’s articles of incorporation do not alter this provision.

Rights of Preferred and Special Shareholders:

DDR
Depending upon the terms of DDR preferred shares issued, a new issuance may dilute the voting rights of holders of DDR common shares and any holders of DDR preferred shares with preferences and rights superior to the rights of holders of DDR common shares and any previously issued DDR preferred shares. The authorized DDR preferred shares also may have possible antitakeover effects because DDR could use the DDR preferred shares in the adoption of a shareholder rights plan or other defensive measure.	IRRETI The IRRETI board of directors has not classified or designated any series of preferred stock.

Dividends:

DDR
The OGCL provides that dividends may be paid in cash, property or shares of an Ohio corporation’s capital stock.
The OGCL provides that an Ohio corporation may pay dividends out of surplus in certain circumstances and must notify the shareholders of the corporation if a dividend is paid out of capital surplus.
IRRETI
A Maryland corporation generally may make distributions to its stockholders unless, after giving effect to the distribution, the corporation would not be able to pay its debts as they come due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities, plus, unless the articles of incorporation permit otherwise (which the IRRETI articles of incorporation do not), the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

Rights of Dissenting Shareholders:

DDR
Under the OGCL, dissenting shareholders are entitled to appraisal rights in connection with the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of an Ohio corporation and in connection with certain amendments to the corporation’s articles of incorporation. Shareholders of an Ohio corporation being merged into or consolidated with another corporation also are entitled to appraisal rights. In addition, shareholders of an acquiring corporation are entitled to appraisal rights in any merger, combination or majority share acquisition in which those shareholders are entitled to voting rights. The OGCL provides shareholders of an acquiring corporation with voting rights if the acquisition (a majority share acquisition) involves the transfer of shares of the acquiring corporation entitling the recipients of those shares to exercise one-sixth or more of the voting power of the acquiring corporation immediately after the consummation of the transaction.
The OGCL provides that a shareholder of an Ohio corporation must deliver a written demand to the corporation not later than 10 days after the taking of the vote on the matter giving rise to appraisal rights.
IRRETI
Under Maryland law, stockholders have the right to demand and to receive payment of the fair value of their stock in the event of (1) a merger or consolidation, (2) a share exchange, (3) a transfer of assets in a manner requiring stockholder approval, (4) an amendment to the articles of incorporation altering contract rights of outstanding stock, as expressly set forth in the articles of incorporation, and substantially adversely affecting the stockholder’s rights (unless the right to do so is reserved in the articles of incorporation) or (5) certain business combinations with interested stockholders which are subject to or exempted from the Maryland business combination statute (as discussed above) and in connection with the approval of voting rights of certain stockholders under the Maryland control share acquisition statute. Except with respect to certain business combinations and in connection with appraisal and dissenters’ rights existing as a result of the Maryland control share statute, the right to demand and receive payment of fair value does not apply to (a) stock listed on a national securities exchange or a national market system security designated on an interdealer quotation system by the National Association of Securities Dealers Cap Market (note that the NASDAQ is now a registered stock exchange, the NASDAQ National Market is now known as the NASDAQ Global Select Market, and the NASDAQ Small Cap Market is now known as the NASDAQ Global Market; however, the MGCL has not been amended to reflect these changes), (b) stock of the successor in a merger (unless the merger alters the contract rights of the stock or converts the stock in whole or in part into something other than stock of the successor, cash or other interests), (c) stock that is not entitled to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction, (d) the articles of incorporation provide that the holders of the stock are not entitled to exercise the rights of an objecting stockholder, or (e) stock of an open-end investment company registered with the SEC under the Investment Company Act of 1940 and the stock is valued in the transaction at its net asset value. Except in the case of appraisal and dissenters’ rights existing as a result of the Maryland control share acquisition statute, these rights are available only when the stockholder files with the corporation a timely, written objection to the transaction, and does not vote in favor of the transaction. In addition, the stockholder must make a demand on the successor corporation for payment of the stock within 20 days of the acceptance of articles by the Maryland State Department of Assessments and Taxation. IRRETI’s articles of incorporation provide that holders of IRRETI common stock are not entitled to appraisal or dissenters’ rights.

Shareholder Preemptive Rights:

DDR
The OGCL provides that the shareholders of an Ohio corporation do not have a preemptive right to acquire the corporation’s unissued shares, except to the extent the articles of incorporation of the corporation permit. DDR’s articles of incorporation expressly eliminate any preemptive rights, unless the board of directors from time to time so allows.
IRRETI
The MGCL provides that, unless the articles of incorporation expressly grant such rights to a stockholder, the stockholder does not have any preemptive right to subscribe to any additional issue of stock or any security convertible into an additional issue of stock. IRRETI’s articles of incorporation do not give the stockholders any preemptive or preferential rights.

Inspection of Shareholder Lists:

DDR
Under the OCGL, shareholders of an Ohio corporation have the right, upon written demand stating the purpose, to examine, at any reasonable time and for any reasonable and proper purpose, the articles of incorporation of the corporation, the corporation’s books and records of account, the corporation’s minutes, the corporation’s records of shareholders and the corporation’s voting trust agreements, if any, on file with the corporation, and to make copies of these items.
The OGCL requires that, upon the request of a stockholder of an Ohio corporation at any meeting of stockholders, the corporation must produce at the meeting an alphabetically arranged list, or classified lists, of the stockholders of record as of the applicable record date that are entitled to vote.
IRRETI
Under the MGCL, stockholders of a Maryland corporation may inspect and copy during usual business hours the bylaws, minutes of the proceedings of the stockholders, annual statements of affairs and voting trust agreements on file at the corporation’s principal office. If a stockholder makes a written request, the stockholder may obtain a statement showing all stock and securities issued by the corporation within the previous 12 months. In addition, one or more persons who together own and for at least six months have owned at least 5% of the outstanding stock of any class of the corporation may inspect and copy the corporation’s books of account and stock ledger during usual business hours, and may make a written request for a statement of the corporation’s affairs.

Liability of Directors and Officers:

DDR
The OGCL provides no provision limiting the liability of officers, employees or agents of an Ohio corporation. DDR’s articles of incorporation also do not contain that type of provision. However, under the OGCL, a director of an Ohio corporation is not liable for monetary damages unless it is proved by clear and convincing evidence that the director’s action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

IRRETI
Under the MGCL, the articles of incorporation of a Maryland corporation may include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of the directors or officers of the corporation or its stockholders to the extent that the person actually received an improper benefit or profits (in money, property or services), or to the extent that a judgment or other final adjudication is entered against the person based upon the person’s action, or failure to act, that was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.
IRRETI’s articles of incorporation state that a director or officer of the corporation will not be personally liable to the corporation or its stockholders for money damages to the extent permitted by Maryland law.

Duties of Directors:

DDR
The OGCL requires a director of an Ohio corporation to perform his or her duties as a director:
•    in good faith;
•  with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and
•  in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation.
The OGCL provides that a director will not be found to have violated his or her duties as a director, unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. This standard applies in any action brought against a director, including actions involving or affecting a change or potential change in control, a termination or potential termination of the director’s service as a director, or the director’s service in any other position or relationship with the corporation.
IRRETI
The MGCL requires a director of a Maryland corporation to perform his or her duties as a director (including his or her duties as a member of a committee of the board on which he or she serves):
•    in good faith;
•  in a manner he or she reasonably believes to be in the best interests of the corporation; and
•  with the care that an ordinarily prudent person in a like position would use under similar circumstances.
The MGCL provides that a person who performs their duties in accordance with the above standard has no liability by reason of being or having been a director of a corporation. An act of a director is presumed to satisfy the standard.

Indemnification of Directors and Officers:

DDR
The OGCL provides that an Ohio corporation may indemnify directors, officers, employees and agents of a corporation within prescribed limits, and must indemnify them under certain circumstances. Indemnification of expenses is required to the extent the individual succeeds on the merits. In all other cases, if it is determined that a director, officer, employee or agent of the corporation acted in good faith and in a manner the individual reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful, indemnification is discretionary, except as otherwise provided by a corporation’s articles of incorporation, or code of regulations, or by contract, and except with respect to the advancement of expenses to directors (as discussed in the next paragraph). The OGCL does not permit payment by a corporation of judgments against a director, officer, employee or agent in an action by or in the right of the corporation. Indemnification of expenses is permitted in such an action; however, indemnification may not be made (1) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (2) if the liability asserted against such person concerns certain unlawful distributions. The statutory right to indemnification is not exclusive, and Ohio corporations may, among other things, purchase insurance to indemnify these individuals.
The OGCL provides that a director (but not an officer, employee or agent) of an Ohio corporation is entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proven by clear and convincing evidence that the director’s act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests.
DDR’s code of regulations provides for the indemnification of directors and officers of DDR to the maximum extent permitted by Ohio law, as authorized by the board of directors of DDR, and for
IRRETI
The MGCL permits indemnification against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director, officer, employee or agent of a corporation in connection with proceedings. In Maryland, reasonable expenses may be advanced to a director, or to an officer, employee or agent who is not a director to the same extent that they may be advanced to a director unless limited by the articles of incorporation. Advances to officers, employees and agents prior to the final adjudication of a proceeding may be generally authorized in the corporation’s articles of incorporation or bylaws, by action of the board of directors, or by contract. The director, officer, employee or agent must give to the corporation a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking providing that if it is ultimately determined that the standard of conduct has not been met, said director, officer, employee or agent will repay the amount advanced.
Under Maryland law, unless limited by the articles of incorporation, indemnification is mandatory if a director or an officer has been successful on the merits or otherwise in the defense of any proceeding arising from his or her service as a director unless such indemnification is not otherwise permitted as described in the following sentence. Indemnification is permissive unless it is established that (1) the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the director actually received an improper personal benefit in money, property or services or (3) in the case of a criminal proceeding, the director had reasonable cause to believe his or her act or omission was unlawful. In addition to the foregoing, a court of appropriate jurisdiction may, under certain circumstances, order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of DDR upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director or officer is entitled to indemnification. DDR’s code of regulations provides that the indemnification is not deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation or the code of regulations or any agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office and will continue as to a person who has ceased to be a director, trustee, officer, employee or agent and will inure to the benefit of the heirs, executors and administrators of such a person.
DDR maintains a directors’ and officers’ insurance policy which insures the directors and officers of DDR from claims arising out of an alleged wrongful act by such persons in their respective capacities as directors and officers of DDR, subject to certain exceptions.
DDR has entered into indemnification agreements with its directors and officers which provide for indemnification to the fullest extent permitted under Ohio law.
right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.
Maryland law also provides that, where indemnification is permissible, it must be authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of care described above. Such determination must be made (1) by a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceeding (or if such a quorum cannot be obtained, the determination may be made by a majority vote of a committee of the board of directors which consists solely of two or more directors who are not parties to the proceeding and who were designated to act by a majority of the full board of directors), (2) by special legal counsel selected by the board of directors or by a committee of the board of directors by vote as set forth in the preceding sentence (or if the requisite quorum of the board of directors cannot be obtained and the committee cannot be established, a majority of the full board of directors, including directors who are parties, may select the special counsel) or (3) by a vote of the stockholders other than those stockholders who are directors and a party to the proceedings.
In addition, Maryland law provides that a corporation may not indemnify a director or advance expenses for a proceeding brought by that director against the corporation, except for a proceeding brought to enforce indemnification, or unless the articles of incorporation, bylaws, resolution of the board of directors or an agreement approved by the board of directors expressly provides otherwise.
IRRETI’s articles of incorporation provide that the corporation will indemnify and advance expenses to any officer, employee, agent or director (or the estate of any such person) to the fullest extent permitted by law.
However, as long as IRRETI qualifies as a REIT, it will not indemnify nor pay, advance or reimburse expenses to an indemnified party unless: (i) the directors have determined, in good faith, that the course of conduct which caused the loss or liability was in the best interest of IRRETI; (ii) the indemnified party was acting on behalf of or performing services on the part of IRRETI; (iii) such liability or loss was not the result of negligence or misconduct on the part of the indemnified party, except that in the event the indemnified party is or was an independent director, such liability or loss must not have been the result of gross negligence or willful misconduct; and (iv) such indemnification or agreement to be held harmless is recoverable only out of the net assets of IRRETI and not from the stockholders.
As long as IRRETI qualifies as a REIT, IRRETI will not indemnify a director, officer, employee or agent of IRRETI or its affiliates for losses or expenses arising out of an alleged violation of federal or state securities laws, unless one or more of the following are met: (i) there has been a successful adjudication on the merits of each count involving securities law violations; (ii) such claims have been dismissed with prejudice on the merits; or (iii) a court approves a settlement of the claims and finds that indemnification should be made and the court has been advised of the position of the SEC and any relevant state securities regulatory authority as to indemnification for violations of securities laws.
As long as IRRETI qualifies as a REIT, IRRETI may advance amounts only if all of the following are satisfied: (i) the action relates to acts or omissions with respect to the performance of duties for or on behalf of IRRETI; (ii) the action is initiated by a third party who is not a stockholder or a court of competent jurisdiction specifically approves such advancement; and (iii) the party receiving such advances undertakes in writing to repay the advanced funds to IRRETI, together with interest, if such party is found not to be entitled to indemnification.
IRRETI may purchase insurance on behalf of an indemnified party against any liability incurred in any such capacity with IRRETI if such indemnification would be permitted under IRRETI’s articles of incorporation.

Amendment of Articles of Incorporation:

DDR
To adopt an amendment to an Ohio corporation’s articles of incorporation, the OGCL requires, except in certain circumstances, the affirmative vote of shareholders of the corporation holding two-thirds of the voting power of the corporation or, in cases in which class voting is required, of shareholders of the corporation holding two-thirds of the voting power of
IRRETI
Under Maryland law, a corporation’s articles of incorporation may be amended by the affirmative vote of two-thirds of all the votes of stockholders entitled to be cast on the matter, or, in cases in which class voting is required, of stockholders of the corporation holding two-thirds of the voting power of that class, that class, unless otherwise specified in the corporation’s articles of incorporation. DDR’s articles of incorporation specify that the corporation reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation, and that holders of a majority of the voting power of DDR may amend, alter, change or repeal any provision subject to that reservation.
The OGCL also provides that any amendment to the articles of incorporation of the corporation whose directors are classified that would change or eliminate classification of directors may be adopted by the shareholders only at a meeting expressly held for that purpose, by the vote described above and by the affirmative vote of at least a majority of disinterested shares voted on the proposal.
unless a different number, not less than a majority, is specified in the articles of incorporation.
IRRETI’s articles of incorporation provide that IRRETI expressly reserves the right to amend, alter or repeal any provision in the articles of incorporation. All rights conferred on stockholders, directors and officers are subject to this reservation. The IRRETI directors may not, without the approval of holders of at least two-thirds of the outstanding voting shares of IRRETI stock, amend IRRETI’s articles of incorporation, except in certain circumstances.

Amendment and Repeal of Code of Regulations and Bylaws:

DDR
The OGCL provides that only shareholders of an Ohio corporation have the power to amend and repeal a corporation’s code of regulations. DDR’s code of regulations states that amendments to the code of regulations, or adoption of new regulations, must be approved by the holders of shares entitling them to exercise a majority of the voting power of the corporation on such proposal. The OGCL also provides that any amendment to the code of regulations of a corporation whose directors are classified that would change or eliminate the classification of directors may be adopted by the shareholders only at a meeting expressly held for that purpose, by the vote described above and by the affirmative vote of at least a majority of disinterested shares voted on the proposal.
IRRETI
The MGCL provides that the power to alter and repeal the bylaws is vested with the stockholders, except to the extent the articles of incorporation or the bylaws vest such power with the corporation’s board of directors.
IRRETI’s articles of incorporation provide that the board of directors, without any action by the stockholders of IRRETI, has and may exercise the exclusive power to adopt, alter and repeal any provision of the bylaws and to make new bylaws.

Restrictions on Ownership and Transfer:

In order to maintain REIT status, each of DDR’s articles of incorporation and IRRETI’s articles of incorporation restrict the ownership, transfer or acquisition of shares of capital stock, or any change in capital structure or other event or transaction that would result in:

•	any person owning in excess of 5.0% of DDR common shares or 9.8% of any class of its preferred shares, or 9.8% of IRRETI’s capital stock, and fewer than 100 persons owning its capital stock;

•	it being “closely held” within the meaning of Section 856(h) of the Code; or

•	it otherwise failing to qualify as a REIT.

DDR
In the event any of the foregoing restricted events with respect to the DDR capital stock occurs, the ownership, transfer or acquisition, or change in capital structure (or other event or transaction that would have such effect) will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the capital stock to the extent required to avoid such a result. Capital stock owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize DDR’s REIT status will automatically be converted to excess shares. A holder of excess shares is not entitled to dividends, distributions, voting rights or other benefits with respect to such shares, except for the right to payment of the purchase price for the shares (or, in the case of a devise or gift or similar event which results in the issuance of excess shares, the fair market value at the time of such devise or gift or event) and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee or holder of excess shares will be repaid to DDR upon demand. Excess shares are subject to repurchase at DDR’s election. The purchase price of any excess shares will be equal to the lesser of:
•    the price paid in such purported transaction (or, in the case of a devise or gift or similar event resulting in the issuance of excess shares, the market price of such common stock at the time of such devise or gift or event); or
•  the market price of such common shares on the date on which DDR or its designee determines to exercise its repurchase right.
If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of any excess shares may be deemed, at DDR’s option, to have acted as an agent on DDR’s behalf in acquiring such excess shares and to hold such excess shares on DDR’s behalf.
IRRETI
In the event any of the foregoing restricted events with respect to IRRETI capital stock occurs, the ownership, transfer or acquisition, or change in capital structure (or other event or transaction that would have such effect) will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the capital stock to the extent required to avoid such a result. Capital stock owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize IRRETI’s REIT status will constitute excess shares. Transfers of excess shares are deemed void ab initio. The excess shares are deemed to have been transferred to a trust for the exclusive benefit of a charitable entity.
The trustee of the trust must sell the shares held in the trust within 20 days to a person whose ownership of the shares will not violate the ownership limitations described above. The trustee must distribute the net proceeds of the sale to the prohibited transferee and to the charitable entity. The prohibited transferee receives the lesser of (1) the price paid by the prohibited transferee for the shares and (2) the price per share received by the trustee from the sale of the shares held in the trust.
Shares of stock transferred to the trust will be deemed to have been offered for sale to IRRETI at a price per share equal to the lesser of: (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the fair market value at the time of the devise or gift); and (ii) the fair market value on the date IRRETI accepts such offer.

INFORMATION ABOUT IRRETI

IRRETI’s Business

General

IRRETI is a self-administered and self-managed REIT primarily focused on acquiring, managing and developing neighborhood and community shopping centers predominantly located in the eastern United States. As of September 30, 2006, IRRETI owned a total of 287 properties containing approximately 34 million square feet. IRRETI’s anchor tenants include nationally and regionally recognized grocers, as well as tenants who provide basic household goods and services. Some of IRRETI’s national tenants include Publix Super Markets, Wal-Mart, Lowe’s Home Center, Kohl’s Department Stores, Dick’s Sporting Goods, PetSmart, Eckerd Drug Store, Best Buy, Michaels Store and Barnes & Noble.

IRRETI has a 20% ownership interest in and is the managing member of Inland-SAU Retail Fund L.L.C., or SAU JV, which IRRETI has determined is not a variable interest entity. SAU JV was formed on May 13, 2005 and is a strategic joint venture formed between IRRETI and Special Account-U, L.P., an affiliate of Henderson Global Investors (North America) Inc., an advisor to an institutional investor. IRRETI accounts for its investment in this unconsolidated joint venture using the equity method of accounting. As of September 30, 2006, SAU JV owned a total of 27 properties containing approximately 2.2 million square feet.

All amounts in this “Information About IRRETI” section are stated in thousands, with the exception of square footage, per share amounts and number of properties.

Operating Strategies

IRRETI’s primary goal has been to combine stability of day-to-day operations with growth opportunities, while effectively mitigating risk to its stockholders. IRRETI has sought to provide an attractive return to its stockholders by taking advantage of IRRETI’s strong presence in many markets. IRRETI has been able to accommodate the growth needs of tenants who are interested in working with one landlord in multiple locations. Because of IRRETI’s focused acquisition strategy, IRRETI possesses large amounts of retail space in certain markets, thus allowing IRRETI to lease and re-lease space at favorable rental rates. IRRETI has focused on the needs and problems facing its tenants, so that it can provide solutions whenever possible. Because of IRRETI’s size, it has enjoyed the benefits of purchasing goods and services in large quantities, thus creating cost savings and improving efficiency. The result of these activities, IRRETI believes, has lead to continued profitability and growth.

IRRETI has focused on acquiring and developing properties that meet IRRETI’s investment criteria. This has included:

•	Purchasing properties in markets where IRRETI has a strong presence or enjoys other advantages;

•	Acquiring or developing properties which have at least one anchor tenant with national or regional exposure;

•	Evaluating criteria such as quality of construction, location, design, visibility, and tenant sales per square foot;

•	Acquiring properties which have the potential to increase rents, reduce expenses or benefit from redevelopment; and

•	Focusing on trends in the national or local markets when evaluating potential acquisitions.

IRRETI has used its financial strength to gain what it believes is a competitive advantage in the marketplace. Although IRRETI is not currently raising capital, IRRETI’s cash reserves, available lines of credit, cash flow from operations and other financial relationships have enabled IRRETI to close acquisitions promptly. IRRETI’s reputation has often enabled it to complete a transaction, even if IRRETI was not the highest bidder. IRRETI generally has not placed a property in escrow and then attempted to renegotiate the price prior to closing, otherwise known in the industry as “re-trading.” If IRRETI was not satisfied with a potential acquisition during due diligence, it has not closed on that property. IRRETI may have, however, acquired that property at a lower price than it originally offered, if the seller made such a proposal to IRRETI and the property otherwise met IRRETI’s acquisition criteria.

Because IRRETI owns approximately 34 million square feet of retail real estate, day-to-day property management has been a key element of IRRETI’s operating strategy. IRRETI’s asset management philosophy necessarily has included working closely with IRRETI’s property managers to attempt to achieve the following goals:

•	Employ experienced, well trained property managers, leasing agents and collection personnel;

•	Actively manage costs and minimize operating expenses by centralizing management, leasing, marketing, financing, accounting, renovation and data processing activities;

•	Improve rental income and cash flow by aggressively marketing rentable space;

•	Emphasize regular maintenance and periodic renovation to meet the needs of tenants and to maximize long-term returns;

•	Maintain a diversified tenant base at IRRETI’s retail centers, consisting primarily of retail tenants providing basic consumer goods and services;

•	Identify properties that will benefit from asset enhancement, including renovation and re-tenanting; and

•	Work closely with IRRETI’s key anchor tenants to maintain an effective dialogue.

IRRETI’s business is inherently competitive. Property owners, including IRRETI, typically compete on the basis of location, visibility, quality and aesthetic value of construction, volume of traffic, strength and name recognition of tenants and other factors. These factors combine to determine the level of occupancy and rental rates that IRRETI has been able to achieve at its properties. Further, IRRETI’s tenants typically compete with other forms of retailing, including e-commerce, catalog companies and direct consumer sales. IRRETI has, at times, competed with newer properties or those in more desirable locations. To remain competitive, IRRETI typically has evaluated all of the material factors affecting its centers and positioned them accordingly. For example, IRRETI may from time to time have decided to focus on renting space to specific retailers who will complement IRRETI’s existing tenants and increase traffic. IRRETI believes it has achieved relatively high occupancy levels at its properties through its knowledge of the competitive factors in the markets where IRRETI has operated.

Business Strategy and Results

IRRETI is currently developing six properties and redeveloping four properties. SAU JV acquired 21 properties in 2005, totaling approximately 1,635,000 square feet for an aggregate gross purchase price of approximately $210,445. In association with these acquisitions, SAU JV closed on 21 mortgages payable for approximately $136,030. These mortgages payable have fixed interest rates ranging from 4.76% to 5.49%. During the nine months ended September 30, 2006, SAU JV acquired six additional retail properties and an outlot totaling approximately 526,700 square feet and four acres, respectively, for an aggregate gross purchase price of approximately $89,072. In association with these acquisitions, SAU JV closed on six mortgages payable for approximately $57,349. These mortgages payable have fixed interest rates ranging from 5.31% to 5.97%.

IRRETI has been engaged in the process of identifying those properties which will benefit from redevelopment, including significant upgrades in appearance, additions to existing space through planning techniques, working with tenants to extend leases while they improve their stores, and developing vacant land which IRRETI owns. IRRETI has continued to evaluate the potential to sell properties which are not located in IRRETI’s core markets. IRRETI’s ability to pursue these strategies will be limited by restrictions contained in the merger agreement regarding the conduct of IRRETI’s business pending the merger.

The market for stable, high quality retail acquisitions continues to be very competitive.

Acquisitions / Dispositions for 2005 and the Nine Months Ending September 30, 2006

During 2005, IRRETI acquired nine retail properties and four land parcels for future development totaling approximately 462,000 square feet and 44 acres, respectively. IRRETI also funded 11 earnouts at five of its existing properties totaling approximately 77,000 square feet. Each property was purchased through an entity or entities controlled by IRRETI, usually a limited liability company (LLC), for which separate business and financial records are maintained. The acquisitions were completed as separate transactions for an aggregate gross purchase price of $204,445.

IRRETI sold one office building totaling approximately 4,700 square feet and three outlets totaling approximately four acres for an aggregate sales price of $2,620. As a result of these dispositions and properties sold to SAU JV, IRRETI has recognized gains of $2,515.

During the nine months ended September 30, 2006, IRRETI acquired two single user retail properties and two land parcels for future development totaling approximately 27,800 square feet and 24 acres, respectively, for an aggregate gross purchase price of $22,105. IRRETI also funded three earnouts for an aggregate gross purchase price of $4,009, placed one 10,000 square foot development property into service and completed the construction of an approximately 3,400 square foot building located on an outlot at one of IRRETI’s existing properties.

Financings for 2005 and the Nine Months Ending September 30, 2006

During 2005, IRRETI closed on 15 mortgages payable, including eight mortgages payable subsequently assumed by SAU JV when it acquired the related properties from IRRETI, resulting in net proceeds of $51,316. These mortgages payable have fixed interest rates ranging from 4.60% to 5.50%. IRRETI refinanced two mortgages payable that matured in 2005, resulting in additional proceeds of $575, net of the debt repaid. The new mortgages payable have fixed interest rates of 4.57% and 4.73%.

Throughout 2005, IRRETI borrowed $135,000 on a line of credit and used the proceeds for the acquisition of investment properties and funding short term advances to IRRETI’s joint venture for its acquisition activities. As of December 31, 2005, IRRETI had repaid the outstanding balance on the line of credit from proceeds from the issuance of mortgages payable and repayment of the short term advances by SAU JV.

During the nine months ended September 30, 2006, IRRETI closed on two mortgages payable resulting in proceeds of $5,441. These mortgages payable have fixed interest rates of 4.86%. IRRETI paid off ten mortgages payable, with an average interest rate of 6.84%, totaling $54,215 that matured during the nine months ended September 30, 2006.

Financing Strategy

At December 31, 2005, IRRETI had 276 permanent loans in place, each secured by individual properties. SAU JV had 21 individual loans in place secured by either the individual properties owned by SAU JV or the member’s interest in the limited liability company which owns each property. In addition, IRRETI has a line of credit, described below, under which it has been able to borrow funds as needed, repay them and borrow again. IRRETI has generally financed each of its acquisitions with individual permanent debt on terms ranging from five to ten years. Financing has been placed on a property after it closes, and the proceeds from such financing have enabled IRRETI to purchase or develop additional properties. Overall IRRETI’s borrowings have been approximately 50% to 60% of the cost of each property. IRRETI has employed financing strategies to take advantage of trends it anticipates with regard to interest rates. One such strategy was if IRRETI believed interest rates will decline over a period of time, it used variable rate financing with the option to fix the rate at a later date. In other instances IRRETI may have elected not to place individual permanent debt on each acquisition or as replacement debt for each loan that matures. Such decisions have been made on an individual basis and have been influenced by the availability of cash on hand, other sources of financing such as IRRETI’s line of credit or bridge facilities which may be available to IRRETI and IRRETI’s evaluation of the future trend of interest rates, as discussed below.

On May 7, 2005, IRRETI renewed the existing line of credit it has with three financial institutions in the amount of $100,000, of which none was borrowed at December 31, 2005. This line of credit has an accordion feature, which allows IRRETI to increase the line of credit up to $250,000 if the need arises. On March 24, 2006, IRRETI again renewed this line of credit, and no funds under this line of credit were borrowed at September 30, 2006. The line of credit has been available to IRRETI for one year with an option to renew annually for two consecutive years. This facility requires that IRRETI comply with certain financial covenants, which include a limitation on the ratio of IRRETI’s debt to the value of its total assets, based on a specific formula, as well as the level of IRRETI’s earnings before interest, taxes, depreciation and amortization (EBITDA) as compared to overall interest expense. IRRETI was in compliance with those covenants for the reporting period ended September 30, 2006. This line of credit has given IRRETI flexibility in pursuing its acquisition strategy, funding its development activities and maintaining overall liquidity to meet operating requirements. On December 8, 2006, the line of credit was amended to increase the maximum borrowing limit under the line of credit to $167,000, and IRRETI expects to further amend the line of credit to increase the maximum borrowing limit to $200,000.

IRRETI has a relatively minor amount of debt maturing in 2006, with increasing amounts maturing in years thereafter. There are a number of options to replace maturing debt which IRRETI has been considering; however, to date no specific decisions have been made. IRRETI believes that it should have the ability to replace individual permanent loans with new permanent loans, or use a combination of its line of credit, bridge financing, cash on hand or additional debt or equity sources. Financial institutions continually update their products to meet the demands of the market place, and IRRETI has evaluated those products, including derivatives, on a regular basis. REITs similar to IRRETI often do not place individual permanent debt on each of their properties. Instead many of them raise funds through direct issuance of corporate debt, which can result in lower overall borrowing costs under certain circumstances. The merger agreement contains limitations on IRRETI’s financing options pending the closing of the merger.

Business Acquisition

On December 29, 2004, IRRETI acquired four entities affiliated with its former sponsor, Inland Real Estate Investment Corporation, which provided business management, advisory and property management services to IRRETI. As a result of these acquisitions, IRRETI’s consolidated financial statements include the acquired companies’ assets and liabilities effective on December 29, 2004 and results of operations beginning January 1, 2005.

Employees

As of September 30, 2006, IRRETI employed 211 individuals (including executive, administrative and field personnel).

Stock Plans

On August 27, 2005, the IRRETI board of directors unanimously approved an amendment which increased IRRETI’s authorized shares from 280,000 shares of common stock to 500,000 shares of common stock.

IRRETI’s Independent Director Stock Option Plan, subject to certain conditions, provides for the grant to each independent director of an option to acquire shares following their becoming a director and for the grant of additional options to acquire shares on the date of each annual stockholders’ meeting. The initial options are exercisable at $9.05 per share. The subsequent options will be exercisable at the fair market value of a share on the last business day preceding the annual meeting of stockholders. As of September 30, 2006 and December 31, 2005, 8 options had been exercised. As of September 30, 2006 and December 31, 2005, options to acquire 14 shares of common stock were outstanding.

In addition to selling commissions, the dealer-manager of IRRETI’s offerings, an affiliate of IRRETI’s former advisor, had the right to purchase soliciting dealer warrants which are re-allowed to the soliciting dealer. The holder of a soliciting dealer warrant is entitled to purchase one share from IRRETI at a price of $12.00 per share during the period commencing one year from the date of the first issuance of any of the soliciting dealer warrants and ending five years after the effective date of each offering. As of September 30, 2006 and December 31, 2005, 8,551 warrants had been issued. As of September 30, 2006 and December 31, 2005, 2,507 and 547 warrants, respectively, have expired. As of September 30, 2006, 56 warrants had also been exercised. Pursuant to the merger agreement, IRRETI has agreed to use its reasonable best efforts to cause each outstanding warrant to purchase IRRETI common stock to be either exercised and canceled in accordance with the terms of the warrant, or to have the warrant holder agree to receive the product of (a) the excess, if any, of $14.00 over the exercise price of the warrant and (b) the number of shares of IRRETI common stock subject to the warrant, in exchange for cancellation of such warrant.

At its October 16, 2006 meeting, the IRRETI board of directors established targets for its Senior and Executive Officer Incentive Plan for 2006, or the 2006 plan. Under the 2006 plan, Barry L. Lazarus, Thomas P. McGuinness, James W. Kleifges, John DiGiovanni, JoAnn Armenta and certain other senior employees became eligible to earn an annual incentive cash bonus for each year based on IRRETI’s performance and the participant’s personal performance. Under the 2006 plan, participants in the 2006 plan also became eligible to receive grants of restricted stock or stock options. However, the IRRETI board of directors determined that it was in the best interests of IRRETI that these 2006 bonuses be paid in cash, and not equity-based awards as the IRRETI board of directors was concerned about a possible business combination transaction.

On August 23, 2005, IRRETI stockholders approved an Equity Award Plan, or EAP, and an Employee Stock Purchase Plan, or ESPP. The EAP allowed certain of IRRETI’s employees to be awarded restricted shares of IRRETI common stock or options to purchase shares of IRRETI common stock. The purpose of the EAP is to provide an incentive to certain employees so that IRRETI can retain executive level talent. The EAP is available only to employees of IRRETI. IRRETI reserved 300 shares of common stock under the EAP with awards to be granted prior to June 2015. On April 1, 2006, approximately 8 unvested restricted shares and approximately 8 unvested options were issued under the EAP. The unvested restricted shares and unvested options vest 20% per year beginning on March 31, 2007. In addition, IRRETI granted stock options to acquire 25 shares of common stock to an executive employee at an exercise price of $10.75 per share with a term of ten years. The executive employee resigned on June 12, 2006, and these options vest in June 2008 if certain conditions are met under the terms of a separation agreement. Under the separation agreement, this former executive employee was also issued 1,250 shares under the EAP. As of September 30, 2006, unvested restricted shares and options to acquire an aggregate of approximately 42 shares remained outstanding.

The ESPP allows IRRETI’s employees to purchase shares of IRRETI common stock on favorable terms and pay for the purchases through periodic payroll deductions all in accordance with current IRS rules and regulations. The purpose of the ESPP is to provide employees with an opportunity to have a stake in the success of IRRETI. The ESPP is available only to employees of IRRETI. IRRETI has reserved 200 shares of common stock under the ESPP. The ESPP became available to employees on January 1, 2006. The purchase price of the shares is 85% of fair market value. The ESPP is limited to 5 shares or $25 per employee per calendar year. IRRETI incurs, as an expense, the 15% discount. As of September 30, 2006, approximately 12 shares were issued to IRRETI employees through the ESPP, at a total purchase price of approximately $111. For the three and nine months ended September 30, 2006, IRRETI incurred $6 and $20 of expense, respectively. Subject to restrictions contained in the merger agreement, the IRRETI board of directors may amend these plans at any time.

During 2005, IRRETI issued 11,377 shares pursuant to the distribution reinvestment program, or DRP, and the exercise of stock options for $114,474. IRRETI also repurchased 4,464 shares for an aggregate cost of $45,347 through its share repurchase program, or SRP. Pursuant to the merger agreement, IRRETI agreed to immediately suspend the SRP and the DRP effective as of the date of the merger agreement.

Tax Status

IRRETI is qualified and has elected to be taxed as a REIT under Sections 856 through 860 of the Code. Since IRRETI qualifies for taxation as a REIT, it generally has not been subject to Federal income tax to the extent IRRETI has distributed at least 90% of REIT taxable income to its stockholders. If IRRETI fails to qualify as a REIT in any taxable year, it will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Even if IRRETI qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property and to Federal income and excise taxes on its undistributed income.

IRRETI’s Properties

As of September 30, 2006, IRRETI, through separate limited partnerships or limited liability companies, has acquired 287 operating properties located in 25 states, with significant concentrations in Georgia, Florida and North Carolina.

Occupancy percentages are one of the financial indicators IRRETI uses to monitor the income performance of its properties. As of September 30, 2006, IRRETI’s overall average percent leased and physical occupancy were approximately 95.2% and 94.6%, respectively.

The majority of income from IRRETI’s properties has consisted of rent received under long-term leases. Most of the leases provide for the monthly payment of fixed minimum rent in advance and for payment by tenants of a pro rata share of real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees and certain building repairs of the shopping center. Some of the major tenant leases provide that the landlord is obligated to pay certain of these expenses above or below specific levels. Some of the leases also provide for the payment of percentage rent, calculated as a percentage of a tenant’s gross sales above predetermined thresholds.

The following table sets forth selected information with respect to IRRETI’s properties as of September 30, 2006:

				Gross Leasable		Mortgages
		Year	Year Built/	Area	Percent	Payable at
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased	9/30/2006

440 Commons	NC	2003	1997	162,533	100%	$9,875
Jersey City, NJ
Aberdeen Square	NC	2001	1990	70,555	99%	3,670
Boynton Beach, FL
Abernathy Square	NC	2001	1983/1994	131,516	93%	13,392
Atlanta, GA
Acworth Avenue	NC	2000	2001	16,130	91%	—
Acworth, GA
Adams Farm	NC	2004	2004	112,195	87%	6,700
Greensboro, NC
Aiken Exchange	NC	2004	2004	101,558	100%	7,350
Aiken, SC
Albertsons at Bloomingdale Hills	NC	2003	2002	78,686	98%	3,175
Brandon, FL
Alexander Place	NC	2004	2004	158,298	97%	15,000
Raleigh, NC
Anderson Central	NC	2001	1999	223,211	98%	8,600
Anderson, SC
Bank First	SU	2003	1990	3,348	100%	—
Winter Park, FL
Barrett Pavilion	NC	2003	1998	460,923	100%	44,000
Kennesaw, GA
Bartow Marketplace	NC	1999	1995	375,067	99%	—
Cartersville, GA
Bass Pro Outdoor World	SU	2002	1999	165,000	100%	9,100
Dania Beach, FL
Bellevue Place Shopping Center	NC	2003	2003	77,180	92%	5,985
Nashville, TN

				Gross Leasable		Mortgages
		Year	Year Built/	Area	Percent	Payable at
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased	9/30/2006

Bi-Lo — Asheville	NC	2003	2003	54,319	97%	4,235
Asheville, NC
Bi-Lo — Northside Plaza	SU	2003	1999	41,581	100%	2,200
Greenwood, SC
Bi-Lo — Shelmore	SU	2003	2002	64,368	100%	6,350
Mt. Pleasant, SC
Bi-Lo — Southern Pines	NC	2003	2002	57,404	27%	3,950
Southern Pines, NC
Bi-Lo — Sylvania	SU	2003	2002	36,000	100%	2,420
Sylvania, GA
Birkdale Village	NC	2003	2003	654,922	92%	55,000
Charlotte, NC
Birkdale Village Outlot	NC	2005	2002/2003	14,225	100%	—
Charlotte, NC
BJ’S Wholesale Club	SU	2003	2002	99,792	100%	7,117
Charlotte, NC
Boynton Commons	NC	1999	1998	210,488	100%	15,125
Boynton Beach, FL
Brandon Blvd. Shoppes	NC	2001	1994	85,377	100%	5,137
Brandon, FL
Brick Center Plaza	NC	2003	1999	114,028	100%	10,300
Brick, NJ
Bridgewater Marketplace	NC	1999	1998	57,960	100%	—
Orlando, FL
Camfield Corners	NC	2003	1994	69,910	100%	5,150
Charlotte, NC
Camp Hill Center	NC	2003	1978/2002	62,888	100%	4,300
Harrisburg, PA
Capital Crossing	NC	2003	1995	83,248	100%	5,478
Raleigh, NC
Capital Plaza	NC	2004	2004	46,793	100%	4,109
Wake Forest, NC
Carlisle Commons	NC	2003	2001	394,033	100%	21,560
Carlisle, PA
Cascades Marketplace	NC	2003	1998	101,606	100%	9,240
Sterling, VA
Casselberry Commons	NC	1999	1973/1998	228,976	94%	—
Casselberry, FL
Cedar Springs Crossing	NC	2003	2001	86,570	98%	5,800
Spartanburg, SC
Center Pointe Plaza I	NC	2004	2004	64,487	93%	4,250
Easley, SC
Center Pointe Plaza II	NC	2005	2004	7,800	100%	—
Easley, SC
Chatham Crossing	NC	2002	2002	32,000	86%	2,190
Siler City, NC
Chesterfield Crossings	NC	2002	2000	79,802	100%	6,380
Richmond, VA
Chickasaw Trails Shopping Center	NC	2001	1994	75,492	93%	4,400
Orlando, FL

				Gross Leasable		Mortgages
		Year	Year Built/	Area	Percent	Payable at
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased	9/30/2006

Circuit City — Cary	SU	2002	2000	27,891	100%	3,280
Cary, NC
Circuit City — Culver City	SU	2003	1998	32,873	100%	4,813
Culver City, CA
Circuit City — Dothan	SU	2005	2004	33,906	100%	—
Dothan, AL
Circuit City — Highland Ranch	SU	2003	1998	43,480	100%	3,160
Highland Ranch, CO
Circuit City — Olympia	SU	2003	1998	35,776	100%	3,160
Olympia, WA
Circuit City — Rome	SU	2002	2001	33,056	100%	2,470
Rome, GA
Circuit City — Vero Beach	SU	2002	2001	33,243	100%	3,120
Vero Beach, FL
Circuit City Plaza	NC	2002	1999	78,625	100%	6,275
Orlando, FL
Citrus Hills	NC	2001	1994/2003	68,927	100%	3,000
Citrus Hills, FL
City Crossing	NC	2002	2001	190,433	80%	10,070
Warner Robins, GA
Clayton Corners	NC	2002	1999	125,653	93%	9,850
Clayton, NC
Clearwater Collection	RD	2005	1995/2005	132,023	10%	—
Clearwater, FL
Clearwater Crossing	NC	2003	2003	90,566	99%	7,800
Flowery Branch, GA
Colonial Promenade Bardmoor Center	NC	2003	1991	152,667	99%	9,400
Largo, FL
Columbia Promenade	NC	2001	2000	65,883	97%	—
Kissimmee, FL
Columbiana Station	NC	2002	1999	269,819	98%	25,900
Columbia, SC
Columbiana Station II	NC	2005	2003	107,000	77%	—
Columbia, SC
Commonwealth Center II	NC	2003	2002	165,413	99%	12,250
Richmond, VA
CompUSA Retail Center	NC	2002	1999	47,341	100%	4,000
Newport News, VA
Concord Crossing	NC	2003	1994	55,930	100%	2,890
Concord, NC
Conway Plaza	NC	2000	1985/1999	117,723	99%	5,000
Orlando, FL
Cortez Plaza	NC	2003	1966/1988	289,045	97%	13,218
Bradenton, FL
CostCo Plaza	NC	2003	1987/1992	209,831	98%	9,255
White Marsh, MD
Countryside	NC	1999	1997	73,986	100%	—
Naples, FL
Covington Corners	SU	2002	1999	15,590	100%	1,885
Covington, LA

				Gross Leasable		Mortgages
		Year	Year Built/	Area	Percent	Payable at
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased	9/30/2006

Cox Creek Shopping Center	NC	2002	2001	173,989	100%	14,654
Florence, AL
Creeks at Virginia Center	NC	2003	2002	266,308	100%	26,675
Richmond, VA
Creekwood Crossing	NC	2001	2001	227,085	100%	11,750
Bradenton, FL
Crossroads Plaza	NC	2003	2003	89,627	100%	9,900
Lumberton, NJ
Crystal Springs Shopping Center	NC	2002	2001	66,986	100%	4,070
Crystal Springs, FL
CVS Pharmacy #5040-01	SU	2003	1997	9,504	100%	1,407
Kissimmee, FL
CVS Pharmacy #6226-01	SU	2003	1997	9,504	100%	1,005
Oklahoma City, OK
CVS Pharmacy #6794-01	SU	2003	1997	10,908	100%	1,540
Ft. Worth, TX
CVS Pharmacy #6841-01	SU	2003	1997	9,504	100%	1,203
Wichita Falls, TX
CVS Pharmacy #6967-01	SU	2003	1997	10,560	100%	1,338
Richardson, TX
CVS Pharmacy #6974-01	SU	2003	1997	10,560	100%	1,316
Richardson, TX
CVS Pharmacy #6978-01	SU	2003	1997	9,504	100%	1,036
Wichita Falls, TX
CVS Pharmacy #6982-01	SU	2003	1997	9,504	100%	1,097
Dallas, TX
CVS Pharmacy #7440-01	SU	2003	1997	9,504	100%	1,177
Dallas, TX
CVS Pharmacy #7579-01	SU	2003	1997	10,908	100%	1,521
Richland Hills, TX
CVS Pharmacy #7642-01	SU	2003	1997	9,504	100%	1,022
Lake Worth, TX
CVS Pharmacy #7678-01	SU	2003	1997	10,908	100%	1,546
River Oaks, TX
CVS Pharmacy #7709-01	SU	2003	1997	9,504	100%	845
Tyler, TX
CVS Pharmacy #7785-01	SU	2003	1997	9,504	100%	941
Ft. Worth, TX
CVS Pharmacy #7804-01	SU	2003	1997	10,908	100%	1,445
Plano, TX
Cypress Trace	NC	2004	2004	276,288	100%	16,000
Ft. Meyers, FL
David’s Bridal Center	NC	2004	2004	14,000	100%	—
Macon, GA
Denbigh Village	NC	2003	1998/2003	330,950	90%	11,457
Newport News, VA
Douglasville Pavilion	NC	2001	1998	267,010	100%	14,921
Douglasville, GA
Downtown Short Pump	NC	2003	2000	126,055	93%	18,480
Richmond, VA

				Gross Leasable		Mortgages
		Year	Year Built/	Area	Percent	Payable at
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased	9/30/2006

Duvall Village	NC	2002	1998	88,022	100%	8,871
Bowie, MD
East Hanover Plaza	NC	2003	1994	97,500	100%	9,280
East Hanover, NJ
Eckerd Drug Store — Blackstock	SU	2002	2002	10,908	100%	1,492
Spartanburg, SC
Eckerd Drug Store — Concord	SU	2002	2002	10,908	100%	1,234
Concord, NC
Eckerd Drug Store — Gaffney	SU	2002	2003	13,818	100%	—
Gaffney, SC
Eckerd Drug Store — Greenville	SU	2001	2001	10,908	100%	1,540
Greenville, SC
Eckerd Drug Store — Perry Creek	SU	2002	2003	10,908	100%	1,565
Raleigh, NC
Eckerd Drug Store — Piedmont	SU	2003	2000	10,908	100%	1,100
Piedmont, SC
Eckerd Drug Store — Spartanburg	SU	2001	2001	10,908	100%	1,542
Spartanburg, SC
Eckerd Drug Store — Tega Cay	SU	2002	2002	13,824	100%	1,678
Tega Cay, SC
Eckerd Drug Store — Woodruff	SU	2002	2002	13,824	100%	1,561
Woodruff, SC
Eckerd Drug Store #0234	SU	2003	1997	10,880	100%	1,161
Marietta, GA
Eckerd Drug Store #0444	SU	2003	1997	10,594	100%	1,129
Gainesville, GA
Eckerd Drug Store #2320	SU	2003	1997	10,594	100%	1,271
Snellville, GA
Eckerd Drug Store #3449	SU	2003	1997	9,504	100%	1,120
Lawrenceville, GA
Eckerd Drug Store #5018	SU	2003	2000	10,908	100%	1,582
Amherst, NY
Eckerd Drug Store #5661	SU	2003	2000	12,739	100%	1,777
Buffalo, NY
Eckerd Drug Store #5786	SU	2003	2000	10,908	100%	905
Dunkirk, NY
Eckerd Drug Store #5797	SU	2003	2000	10,908	100%	1,636
Cheektowaga, NY
Eckerd Drug Store #6007	SU	2003	1999	10,908	100%	1,636
Connelsville, PA
Eckerd Drug Store #6036	SU	2003	1999	10,908	100%	1,636
Pittsburgh, PA
Eckerd Drug Store #6040	SU	2003	1998	12,738	100%	1,911
Monroeville, PA
Eckerd Drug Store #6043	SU	2003	1999	10,908	100%	1,636
Monroeville, PA
Eckerd Drug Store #6062	SU	2003	1999	10,908	100%	1,418
Harborcreek, PA
Eckerd Drug Store #6089	SU	2003	2000	10,908	100%	1,374
Weirton, WV

				Gross Leasable		Mortgages
		Year	Year Built/	Area	Percent	Payable at
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased	9/30/2006

Eckerd Drug Store #6095	SU	2003	2000	10,908	100%	1,571
Cheswick, PA
Eckerd Drug Store #6172	SU	2003	1999	10,908	100%	1,636
New Castle, PA
Eckerd Drug Store #6193	SU	2003	1999	10,908	100%	1,636
Erie, PA
Eckerd Drug Store #6199	SU	2003	1999	10,908	100%	1,636
Millcreek, PA
Eckerd Drug Store #6257	SU	2003	1999	10,908	100%	640
Millcreek, PA
Eckerd Drug Store #6286	SU	2003	1999	10,908	100%	1,601
Erie, PA
Eckerd Drug Store #6334	SU	2003	1999	10,908	100%	1,636
Erie, PA
Eckerd Drug Store #6392	SU	2003	2000	10,908	100%	1,636
Penn, PA
Eckerd Drug Store #6695	SU	2003	1999	10,908	100%	1,636
Plum Borough, PA
Edgewater Town Center	NC	2003	2000	136,084	93%	14,000
Edgewater, NJ
Eisenhower Crossing I & II	NC	2001	2002	406,715	99%	23,800
Macon, GA
Fayette Pavilion I,II,III & IV	NC	2003	1995/2002	1,202,340	98%	78,400
Fayetteville, GA
Fayetteville Pavilion	NC	2001	1998/2001	272,385	100%	15,936
Fayetteville, NC
Flamingo Falls	NC	2003	2001	108,565	97%	13,200
Pembroke Pines, FL
Forest Hills Centre	NC	2002	1989	73,280	93%	3,660
Wilson, NC
Forestdale Plaza	NC	2002	2001	53,239	86%	3,319
Jamestown, NC
Fountains	NC	2004	1989	411,486	76%	32,500
Plantation, FL
Gateway Market Center	NC	2000	2000	231,106	95%	11,000
St. Petersburg, FL
Gateway Plaza — Jacksonville	NC	2002	2001	101,729	98%	6,500
Jacksonville, NC
Gateway Plaza II — Conway	NC	2002	2002	62,428	92%	3,480
Conway, SC
Glenmark Centre	NC	2003	1999/2000	122,375	100%	7,000
Morgantown, WV
Golden Gate	NC	2002	1962/2002	153,113	94%	6,379
Greensboro, NC
Goldenrod Groves	NC	2002	1985/1998	108,944	96%	4,575
Orlando, FL
Goody’s Shopping Center	SU	2003	1999	22,560	100%	1,185
Augusta, GA
Hairston Crossing	NC	2002	2002	57,884	98%	3,655
Decatur, GA

				Gross Leasable		Mortgages
		Year	Year Built/	Area	Percent	Payable at
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased	9/30/2006

Hampton Point	NC	2002	1993	58,316	100%	2,475
Taylors, SC
Harundale Plaza	NC	2002	1999	217,619	100%	12,362
Glen Burnie, MD
Heather Island Plaza	NC	2005	2005	70,970	98%	6,155
Silver Springs Shores, FL
Heritage Pavilion	NC	2003	1995	262,961	69%	21,500
Smyrna, GA
Hilliard Rome	NC	2003	2001	110,871	100%	11,441
Columbus, OH
Hillsboro Square	NC	2002	1978/2002	145,472	93%	12,100
Deerfield Beach, FL
Hiram Pavilion	NC	2003	2001/2002	363,695	100%	19,369
Hiram, GA
Houston Square	NC	2003	1994	60,799	98%	2,750
Warner Robins, GA
Jo-Ann Fabrics	SU	2001	2000	38,418	100%	2,450
Alpharetta, GA
Jones Bridge Plaza	NC	2002	1999	83,363	98%	4,350
Norcross, GA
KB Homes	SU	2001	1998	22,255	100%	2,000
Daytona Beach, FL
Kensington Place	NC	2003	1998	70,607	85%	3,750
Murfreesboro, TN
Killearn Shopping Center	NC	2003	1980	95,229	98%	5,970
Tallahassee, FL
Kmart	SU	2001	2000	102,098	0%	—
Macon, GA
Kroger — Cincinnati	SU	2003	1998	56,634	100%	3,969
Cincinnati, OH
Kroger — West Chester	SU	2003	1998	56,083	100%	2,475
West Chester, OH
Kroger- Grand Prairie	SU	2003	1998	60,835	100%	3,086
Grand Prairie, TX
Lake Olympia Square	NC	1999	1995	87,456	99%	4,780
Ocoee, FL
Lake Walden Square	NC	1999	1992	258,270	61%	9,134
Plant City, FL
Lakeview Plaza	NC	2002	1998	54,788	98%	3,613
Kissimmee, FL
Lakewood Ranch	NC	2002	2001	69,471	100%	4,400
Bradenton, FL
Largo Town Center	NC	2003	1991	260,797	98%	17,200
Upper Marlboro, MD
Lexington Place	NC	2003	2003	83,167	100%	5,300
Lexington, SC
Loisdale Center	NC	2003	1999	120,742	100%	15,950
Springfield, VA
Lowe’s Home Improvement	SU	2001	2000	131,575	100%	—
Warner Robbins, GA

				Gross Leasable		Mortgages
		Year	Year Built/	Area	Percent	Payable at
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased	9/30/2006

Lowe’s Home Improvement — Baytown	SU	2003	1998	125,357	100%	6,099
Baytown, TX
Lowe’s Home Improvement — Cullman	SU	2003	1998	101,287	100%	4,737
Cullman, AL
Lowe’s Home Improvement — Houston	SU	2003	1998	131,644	100%	6,393
Houston, TX
Lowe’s Home Improvement — Steubenville	SU	2003	1998	130,497	100%	6,061
Steubenville, OH
Manchester Broad Street	SU	2003	1995/2003	68,509	100%	7,205
Manchester, CT
Market Place	NC	2004	2004	107,445	100%	—
Ft. Meyers, FL
Market Square	NC	2003	1974/1990	121,766	98%	7,952
Douglasville, GA
Marketplace at Mill Creek	NC	2003	2002/2003	403,106	98%	27,700
Buford, GA
McFarland Plaza	NC	2002	1999	229,323	100%	8,425
Tuscaloosa, AL
Meadowmont Village Center	NC	2002	2002	132,745	93%	13,400
Chapel Hill, NC
Melbourne Shopping Center	NC	2002	1960/1999	204,218	95%	5,830
Melbourne, FL
Merchants Square	NC	1999	1993	74,837	83%	3,085
Zephyrhills, FL
Middletown Village	NC	2003	2003	98,161	100%	10,000
Middletown, RI
Midway Plaza	NC	2003	1985	227,209	93%	15,638
Tamarac, FL
Mill Pond Village	NC	2004	2004	84,364	93%	8,500
Cary, NC
Monroe Shopping Center	NC	2003	1994	45,080	97%	1,915
Monroe, NC
Mooresville Marketplace	NC	2004	2004	60,169	90%	3,893
Mooresville, NC
Naugatuck Valley Shopping Center	NC	2003	2003	383,332	96%	28,600
Waterbury, CT
New Tampa Commons	NC	2006	2006	10,000	100%	—
Tampa, FL
Newnan Pavilion	NC	2002	1998	459,599	100%	20,412
Newnan, GA
North Aiken Bi-Lo Center	NC	2002	2002	59,204	98%	2,900
Aiken, SC
North Hill Commons	NC	2003	2000	43,149	100%	2,475
Anderson, SC
Northlake Commons	NC	2003	1987/2003	146,816	85%	13,376
Palm Beach Gardens, FL
Northpoint Marketplace	NC	2002	2001	102,252	89%	4,535
Spartanburg, SC
Oak Summit	NC	2003	2003	139,994	99%	8,200
Winston-Salem, NC

				Gross Leasable		Mortgages
		Year	Year Built/	Area	Percent	Payable at
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased	9/30/2006

Oakley Plaza	NC	2003	1988	118,727	99%	5,175
Asheville, NC
Oleander Shopping Center	NC	2002	1989	51,888	100%	3,000
Wilmington, NC
Overlook at King of Prussia	NC	2003	2002	186,980	100%	30,000
King of Prussia, PA
Paradise Place	NC	2003	2003	69,620	98%	6,555
West Palm Beach, FL
Paradise Promenade	NC	2004	2004	70,271	93%	6,400
Davie, FL
Paraiso Plaza	NC	2003	1997	60,712	100%	5,280
Hialeah, FL
PetSmart — Chattanooga	SU	2001	1995	26,040	100%	1,304
Chattanooga, TN
PetSmart — Daytona Beach	SU	2001	1996	26,194	100%	1,361
Daytona Beach, FL
PetSmart — Fredricksburg	SU	2001	1997	26,067	100%	1,435
Fredricksburg, VA
Piedmont Plaza	RD	2004	2004	148,075	90%	5,699
Apopka, FL
Plant City Crossing	NC	2002	2001	85,252	100%	5,900
Plant City, FL
Plaza Del Paraiso	NC	2003	2003	82,441	98%	8,440
Miami, FL
Pleasant Hill	NC	2000	1997/2000	282,137	98%	17,120
Duluth, GA
Pointe at Tampa Palms	NC	2003	2003	20,318	94%	2,890
Tampa, FL
Presidential Commons	NC	2002	2000	371,586	100%	24,067
Snellville, GA
Publix Brooker Creek	NC	2003	1994	77,596	100%	5,000
Palm Harbor, FL
Rainbow Foods — Garland	SU	2002	1994	70,576	0%	—
Garland, TX
Rainbow Foods — Rowlett	SU	2002	1995/2001	63,117	0%	—
Rowlett, TX
Redbud Commons	NC	2003	2004	63,937	97%	5,060
Gastonia, NC
River Ridge	NC	2002	2001	172,304	97%	14,497
Birmingham, AL
River Run	NC	2003	1989	93,643	94%	6,490
Miramar, FL
Riverdale Shops	NC	2003	1985/2003	273,307	96%	23,200
West Springfield, MA
Riverstone Plaza	NC	2002	1998	307,716	99%	17,600
Canton, GA
Rosedale Shopping Center	NC	2002	2000	119,197	96%	13,300
Huntersville, NC
Route 22 Retail Shopping Center	NC	2003	1997	110,453	100%	10,849
Union, NJ

				Gross Leasable		Mortgages
		Year	Year Built/	Area	Percent	Payable at
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased	9/30/2006

Sand Lake Corners	NC	2001	1998/2000	189,721	100%	11,900
Orlando, FL
Sandy Plains Village	NC	2003	1978/93/95	177,599	95%	9,900
Roswell, GA
Sarasota Pavilion	NC	2002	1999	324,211	97%	21,000
Sarasota, FL
Seekonk Town Center	SU	2003	2003	80,713	100%	6,100
Seekonk, MA
Sexton Commons	NC	2002	2002	49,097	97%	4,400
Fuquay Varina, NC
Sharon Greens	NC	2002	2001	98,317	98%	6,500
Cumming, GA
Sheridan Square	NC	2003	1991	67,475	96%	3,600
Dania, FL
Shoppes at Citiside	NC	2002	2002	75,485	97%	5,600
Charlotte, NC
Shoppes at Lake Dow	NC	2003	2002	73,271	91%	6,100
McDonough, GA
Shoppes at Lake Mary	NC	2002	2001	70,863	100%	6,250
Lake Mary, FL
Shoppes at New Tampa	NC	2002	2002	158,222	96%	10,600
Wesley Chapel, FL
Shoppes at Paradise Pointe	NC	2003	1987/2000	83,929	98%	6,420
Ft. Walton Beach, FL
Shoppes at Wendover Village I	NC	2004	2004	35,895	100%	5,450
Greensboro, NC
Shoppes of Augusta	RD	2002	1999/2005	21,000	93%	1,668
Augusta, GA
Shoppes of Ellenwood	NC	2003	2003	67,721	96%	5,905
Ellenwood, GA
Shoppes of Golden Acres	NC	2002	2002	130,609	81%	7,098
Newport Richey, FL
Shoppes of Lithia	NC	2003	2003	71,430	100%	7,085
Brandon, FL
Shoppes on the Ridge	NC	2002	2003	115,671	89%	9,628
Lake Wales, FL
Shops at Oliver’s Crossing	NC	2003	2003	76,512	100%	5,100
Winston-Salem, NC
Shops on the Circle	NC	2002	2000	149,085	96%	11,751
Dothan, AL
Skyview Plaza	NC	2001	1994/1998	281,244	100%	10,875
Orlando, FL
Sofa Express	SU	2004	2004	20,000	100%	—
Duluth, GA
Sony Theatre Complex	NC	2003	1993	43,404	90%	6,445
East Hanover, NJ
Southampton Village	NC	2002	2003	77,956	95%	6,700
Tyrone, GA
Southlake Pavilion	NC	2001	1996/2001	530,066	93%	36,211
Morrow, GA

				Gross Leasable		Mortgages
		Year	Year Built/	Area	Percent	Payable at
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased	9/30/2006

Southlake Shopping Center	NC	2002	1988/2001	131,247	96%	7,298
Cornelius, NC
Southwood Plantation	NC	2002	2003	62,840	92%	4,994
Tallahassee, FL
Spring Mall Center	NC	2003	1995/2001	56,511	100%	5,765
Springfield, VA
Springfield Park	NC	2003	1992/2000	105,321	96%	5,600
Lawrenceville, GA
Squirewood Village	NC	2003	2003	46,122	100%	1,900
Dandridge, TN
Steeplechase Plaza	NC	2001	1993	92,180	100%	4,651
Ocala, FL
Stonebridge Square	NC	2002	2002	160,104	95%	10,900
Roswell, GA
Stonecrest Marketplace	NC	2003	2002	264,650	100%	19,075
Lithonia, GA
Super Wal-Mart — Alliance	SU	2003	1998	200,084	100%	8,451
Alliance, OH
Super Wal-Mart — Greenville	SU	2003	1998	200,084	100%	9,048
Greenville, SC
Super Wal-Mart — Winston-Salem	SU	2003	1998	204,931	100%	10,030
Winston-Salem, NC
Suwanee Crossroads	NC	2003	2002	69,600	79%	6,670
Suwanee, GA
Sycamore Commons	NC	2002	2002	247,525	98%	20,000
Matthews, NC
Sycamore Commons Outlot I & II	NC	2003	2002/2004	18,010	82%	1,475
Matthews, NC
Target Center	NC	2002	2002	83,400	72%	4,192
Columbia, SC
Tequesta Shoppes Plaza	NC	2003	1986	110,105	56%	5,200
Tequesta, FL
Thompson Square Mall	NC	2004	2004	240,135	99%	13,350
Monticello, NY
Town & Country	NC	2003	1985/87/97	637,537	98%	30,751
Knoxville, TN
Town Center Commons	NC	1999	1998	72,108	96%	—
Kennesaw, GA
Turkey Creek I & II	NC	2002	2001	280,776	99%	19,166
Knoxville, TN
Universal Plaza	NC	2002	2002	49,505	98%	4,970
Lauderhill, FL
Valley Park Commons	RD	2003	1993	88,079	77%	6,770
Hagerstown, MD
Venture Pointe	NC	2001	1996	335,420	100%	14,471
Duluth, GA
Village Center	NC	2003	2002/2004	227,887	99%	15,270
Mt. Pleasant, WI
Village Crossing	NC	2003	1989	434,973	99%	44,000
Skokie, IL

				Gross Leasable		Mortgages
		Year	Year Built/	Area	Percent	Payable at
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased	9/30/2006

Village Square at Golf	NC	2002	1983/2002	126,946	94%	10,200
Boynton Beach, FL
Vision Works	SU	2003	1989	6,891	100%	—
Plantation, FL
Wakefield Crossing	NC	2002	2001	75,927	93%	5,920
Raleigh, NC
Walgreens	SU	2003	2000	15,120	100%	2,397
Port Huron, MI
Walgreens — Dearborn Heights	SU	2005	1998/1999	13,905	100%	3,550
Dearborn Heights, MI
Walgreens — Livonia	SU	2005	1998/1999	13,905	100%	2,477
Livonia, MI
Walgreens — Oshkosh	SU	2006	1999	13,905	100%	2,817
Oshkosh, WI
Walgreens — Rockford	SU	2005	1998/1999	14,725	100%	3,223
Rockford, IL
Walgreens — Westland	SU	2006	1997	13,905	100%	2,625
Westland, MI
Walks at Highwood Preserve I & II	NC	2002	2001	169,081	99%	16,930
Tampa, FL
Wal-Mart/Sam’s Club	SU	2003	1998	107,929	100%	7,938
Worcester, MA
Ward’s Crossing	NC	2002	2001	80,937	100%	6,090
Lynchburg, VA
Warwick Center	NC	2004	2004	159,958	89%	16,939
Warwick, RI
Watercolor Crossing	NC	2003	2003	43,200	92%	4,355
Tallahassee, FL
Waterfront Marketplace/Town Center	NC	2003	2001/2003	719,162	99%	69,526
Homestead, PA
West Falls Plaza	NC	2003	1995	88,913	100%	11,075
West Paterson, NJ
West Oaks Towne Center	NC	2001	2000	66,539	95%	—
Ocoee, FL
Westside Centre	NC	2003	2002	475,307	100%	29,350
Huntsville, AL
Willoughby Hills Shopping Center	NC	2003	1985	359,410	100%	14,480
Willoughby Hills, OH
Windsor Court Shopping Center	NC	2003	1993	78,480	100%	8,015
Windsor Court, CT
Winslow Bay Commons	NC	2003	2003	255,798	98%	23,200
Mooresville, NC
Woodstock Square	NC	2001	2001	218,859	100%	14,000
Atlanta, GA
Wytheville Commons	NC	2004	2004	90,239	95%	5,590
Wytheville, VA

Total				33,823,068		2,252,464

Type of Property

NC = Neighborhood and Community Multi-Tenant Retail Shopping Center

SU = Single-User Property

RD = Redevelopment Property

Information Notes

The gross leasable area for Birkdale Village includes retail, office and apartments. The gross leasable area for Edgewater Town Center includes retail and apartments.

The following table sets forth, at September 30, 2006, information as to anchor and/or national retail tenants which individually account for at least one percent of base rent:

			% of Gross
	Square Footage		Leasable	% of Base
Tenant Name	Occupied	Base Rent	Area	Rent

Publix Super Markets	2,164,723	18,807	6.40%	4.93%
Circuit City	698,407	10,244	2.06%	2.68%
Wal-Mart	1,549,536	9,389	4.58%	2.46%
PetSmart	667,062	7,919	1.97%	2.07%
Eckerd Drug Store	333,047	7,642	0.98%	2.00%
Michaels Stores	631,774	6,846	1.87%	1.79%
Bi-Lo	671,915	6,576	1.99%	1.72%
Ross Dress For Less	698,554	6,534	2.07%	1.71%
Linens ’N Things	523,703	6,290	1.55%	1.65%
Dick’s Sporting Goods	522,321	5,991	1.54%	1.57%
Goody’s Family Clothing	639,852	5,962	1.89%	1.56%
Lowe’s Home Center	882,501	5,867	2.61%	1.54%
Kohl’s Department Stores	801,945	5,516	2.37%	1.44%
Stop & Shop	336,538	5,064	0.99%	1.33%
Barnes & Noble	289,761	4,954	0.86%	1.30%
Bed, Bath & Beyond	427,219	4,927	1.26%	1.29%
Best Buy	313,479	4,378	0.93%	1.15%
Staples	359,095	4,184	1.06%	1.10%
Kroger	513,262	4,133	1.52%	1.08%
Beall’s	583,869	4,054	1.73%	1.06%
Old Navy	362,584	3,884	1.07%	1.02%

Joint Venture Properties

As of September 30, 2006, SAU JV has acquired fee ownership of 27 shopping centers and one free-standing single-user retail building containing an aggregate of approximately 2.2 million square feet located in nine states. As of December 31, 2005, the overall average percent leased and physical occupancy were 94.0% and 93.5%, respectively, and as of September 30, 2006, SAU JV’s overall average percent leased and physical occupancy were approximately 95.0% and 95.0%, respectively. IRRETI has a 20% interest in SAU JV, and the underlying properties, which is accounted for using the equity method of accounting.

The anchor and/or national retail tenants that occupy these properties include Kroger, Publix Super Markets, Hobby Lobby, Circuit City, Ross Dress For Less, Office Depot, PetSmart, Staples and Petco.

The following table sets forth selected information with respect to SAU JV’s properties as of September 30, 2006:

				Gross Leasable
		Year	Year Built/	Area	Percent
Property Name and Location	Type	Acquired	Renovated	(Sq. Ft.)	Leased

Alexander Pointe	NC	2006	1997	57,710	98%
Salisbury, NC
American Way	NC	2005	1987	121,222	87%
Memphis, TN
Blockbuster	SU	2005	1993	6,500	100%
Marietta, GA
Broadmoor Plaza	NC	2005	1958/1987	115,569	93%
South Bend, IN
Brookhaven	NC	2005	1992	65,320	100%
Atlanta, GA
Cascade Corners	NC	2005	1994	66,844	100%
Atlanta, GA
Cascade Crossing	NC	2005	1994	63,346	100%
Atlanta, GA
Crossroads Square	NC	2006	2004	70,000	89%
Morristown, TN
Deshon Plaza	NC	2005	1994	57,555	100%
Stone Mountain, GA
Flat Shoals Crossing	NC	2005	1993	69,699	100%
Decatur, GA
Glenlake Plaza	NC	2005	1980	102,549	100%
Indianapolis, IN
Harper Hills Commons	NC	2006	2004	55,299	95%
Winston-Salem, NC
Hickory Flat Village	NC	2005	2000	74,020	100%
Canton, GA
Hilander Village	NC	2005	1995	125,623	84%
Roscoe, IL
Kroger Junction	NC	2005	1984	80,753	83%
Pasadena, TX
Kroger Plaza	NC	2005	1997	63,324	100%
Virginia Beach, VA
Milan Plaza	NC	2005	1960/1975	68,964	100%
Milan, MI
North Hampton Market	NC	2005	2004	114,935	91%
Greer, SC
Oakland Market Place	NC	2005	2004	64,600	93%
Oakland, TN
Plaza At Carolina Forest	NC	2006	1999	124,437	97%
Myrtle Beach, SC
South Square	NC	2005	1998	18,200	100%
Durham, NC
The Point Shopping Center	NC	2006	2006	104,645	100%
Greenville, SC
The Shops At Johns Creek	NC	2005	1977/2005	89,622	100%
Suwannee, GA
Waynesboro Commons	NC	2005	1993	52,415	100%
Waynesboro, VA
Wendover Village Ph Ii	NC	2005	2004	134,067	81%
Greensboro, NC
West Towne Commons	NC	2005	1992	62,925	100%
Jackson, TN
Willowbrook Commons	NC	2006	2005	93,600	97%
Nashville, TN

Total				2,123,743

Legal Proceedings

Except as described below, neither IRRETI nor any of its properties are presently subject to any material litigation or legal proceeding, nor, to IRRETI’s knowledge, is any litigation or legal proceeding threatened against IRRETI, other than routine litigation arising in the ordinary course of business, some of which is expected to be covered by liability insurance and all of which collectively is not expected to have a material adverse effect on IRRETI’s consolidated financial statements.

IRRETI has been subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, IRRETI’s management believes, based on currently available information, that the final outcome of such matters will not have a material adverse effect on IRRETI’s results of operations or financial condition.

HACKENSACK RIVERKEEPER, INC., ET AL., V. HONEYWELL INTERNATIONAL, INC., ET AL., filed on January 4, 2006 in the United Stated District Court for the District of New Jersey, is a citizen’s suit brought against eighteen parties, including government officials, under the Resource Conservation and Recovery Act to clean up twelve sites in Jersey City, New Jersey on which chromium-bearing waste was generated by prior owners of those sites or on sites adjacent to those sites. The defendants include Inland Southeast Jersey City, L.L.C., or Inland Southeast, a wholly-owned subsidiary of a limited partnership subsidiary of IRRETI, which owns one of the sites, known as 440 Commons, a retail shopping center containing approximately 162,000 leasable square feet, built in 1997 and acquired by Inland Southeast in 2003. In October 2006, the plaintiffs filed an amended complaint in which they dropped all substantive claims against Inland Southeast, keeping Inland Southeast in the case only as a necessary party/property owner for access to the site. The entire 440 Commons property contains a geothermal lining under an asphalt cap designed to prevent the soil contamination from coming into contact with users of the 440 Commons property. The 440 Commons property is subject to a No Further Action letter from the New Jersey Department of Environmental Protection with respect to soil contamination. The amended complaint seeks substantive relief only from defendant Honeywell International.

The defendants have dropped all cross-claims against one another, except as to Honeywell International. In addition, IRRETI has reached a settlement agreement that calls for IRRETI and Honeywell International to dismiss all cross claims the parties have asserted against each other without prejudice. Honeywell International will indemnify and defend IRRETI against any claims and liabilities related to the chromium-bearing waste at the property, as well as perform or cause to be performed, at no cost or expense to IRRETI, any remediation of chromium waste at, on or under the property to the extent required by any governmental authority or litigation. Based upon this and other available information, IRRETI believes that the outcome of this case will not have a material adverse effect on its consolidated financial position or results of operations.

Market for IRRETI’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

There is no established public trading market for shares of IRRETI common stock. Shares of IRRETI common stock are not listed or traded on any national securities exchange or quoted in an inter-dealer quotation system.

The following table outlines the stock repurchases made during the fourth quarter ended December 31, 2005 under the SRP:

				Maximum Number
			Total Number of	of Shares that
			Shares Purchased	May Yet Be
	Total Number		as Part of Publicly	Purchased Under
	of Shares	Average Price	Announced Plans	the Plans or
Period	Purchased	Paid per Share	or Programs	Programs (1)

October 1, 2005 – October 31, 2005	421	$10.25	421	654
November 1, 2005 – November 30, 2005	333	$10.25	333	321
December 1, 2005 – December 31, 2005	222	$10.25	222	99

Total	976		976

(1)	For 2005, the IRRETI board of directors established the limitation on the number of shares that could be acquired by IRRETI through the share repurchase program at two percent of the weighted average of IRRETI’s diluted outstanding shares of common stock as of December 31, 2004. The share limit for 2005 was 4,563.

The following table outlines the stock repurchases made during the quarter ended September 30, 2006 under the SRP:

				Maximum Number
			Total Number of	of Shares that
			Shares Purchased	May Yet Be
	Total Number		as Part of Publicly	Purchased Under
	of Shares	Average Price	Announced Plans	the Plans or
Period	Purchased	Paid per Share	or Programs	Programs (1)

July 1, 2006 – July 31, 2006	296	$10.50	296	2,515
August 1, 2006 – August 31, 2006	453	$10.50	453	2,062
September 1, 2006 – September 30, 2006	522	$10.50	522	1,540

Total	1,271		1,271

(1)	For 2006, the IRRETI board of directors established the limitation on the number of shares that could be acquired by it through the SRP at two percent (2%) of the weighted average of IRRETI diluted outstanding shares of common stock as of December 31, 2005. The share limit for 2006 was 5,102. As of October 20, 2006, the SRP was suspended pursuant to the merger agreement.

Stockholders

As of December 15, 2006, the record date of the special meeting, there were approximately 58,000 stockholders of record of IRRETI.

Distributions

IRRETI has been paying monthly distributions since June 1999. For the year ended December 31, 2005, IRRETI declared distributions to its stockholders of $0.83 per diluted weighted average number of shares outstanding and distributed $0.76 per share for the eleven-month period February 7, 2005 through December 7, 2005 in accordance with the Code. Of the amount distributed, $0.58 qualified as distributions taxable as ordinary income and $0.18 constituted a return of capital for Federal income tax purposes for the year ended December 31, 2005. For the years ended December 31, 2004 and 2003, IRRETI declared distributions to its stockholders of $0.83 per diluted weighted average number of shares outstanding. Of these amounts, $0.48 and $0.51 qualify as distributions taxable as ordinary income and $0.35 and $0.32 constitutes a return of capital for Federal income tax purpose for the years ended December 31, 2004 and 2003, respectively. For the nine months ended September 30, 2006, IRRETI declared distributions to its stockholders of $0.62 per diluted weighted average number of shares outstanding.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

IRRETI’s goal is to maximize the possible return to its stockholders through the acquisition, development, redevelopment and management of neighborhood and community shopping centers. IRRETI’s properties are located in 25 states, with significant concentrations in Georgia, Florida and North Carolina. These properties are primarily in the eastern half of the country, with some triple-net properties west of the Mississippi River. IRRETI’s properties consist of anchor, credit and local tenants who provide basic household needs such as groceries, prescription drugs and related items and discount goods used by consumers for every day needs. IRRETI actively manages its assets by leasing and re-leasing space at favorable rates, controlling costs, maintaining strong tenant relationships and creating additional value through redeveloping and repositioning its centers. IRRETI distributes funds generated from operations to its stockholders and intends to continue distributions in order to maintain its REIT status.

The following were highlights of IRRETI’s performance in 2006:

•	IRRETI’s portfolio grew from 284 operating properties at December 31, 2005 to 287 operating properties at September 30, 2006;

•	SAU JV has acquired 27 properties, of which six were acquired in 2006;

•	IRRETI completed the development of one new property and the redevelopment of two properties in its portfolio; and

•	IRRETI’s development division started construction of one project, while acquiring two land parcels.

Overall, the retail segment of the real estate industry continues to undergo a fundamental shift in consumer spending patterns. Drug and discount retail sectors have remained relatively stable or experienced significant growth over the past few years because the majority of consumer purchases for general merchandise occur at discount stores or warehouse club/supercenters. Industry giants such as Wal-Mart and Home Depot have been at the center of this growth. Strength in this segment has come at a detriment to some older, established retailers, whose operating costs are relatively higher and who do not offer bulk purchasing opportunities to consumers. Certain grocery chains have been able to meet the challenge of the discount operators either through well established locations, superior product or customer service, or through catering to consumer needs for distinctive products.

Selecting properties with high quality tenants and mitigating risk through diversifying IRRETI’s tenant base is at the forefront of its acquisition strategy. IRRETI believes its strategy of purchasing properties, primarily in the fastest growing areas of the country and focusing on acquisitions with tenants who provide basic goods and services, will produce stable earnings and growth opportunities in future years. IRRETI also believes its greatest business risk involves changes in consumer purchasing patterns, often spurred by retailer based innovations or the effect of technology. IRRETI attempts to anticipate these trends wherever possible and work with tenants whose business may be adversely impacted by them; however, restrictions on IRRETI contained in the merger agreement may limit IRRETI’s flexibility in this regard.

Hurricane Damage

Between August 25, 2005 and October 24, 2005, three hurricanes, Katrina, Rita and Wilma, hit the southeast and Gulf coast regions of the United States. IRRETI’s properties located in these regions sustained minimal wind and water damage from Katrina and no damage from Rita. Of the 39 properties, totaling approximately three million square feet, located in the path of Hurricane Wilma, certain properties incurred damage to landscaping, signage and the building exteriors. Total repair and clean-up costs are estimated to be approximately $1,200, of which $1,107 and $697 was paid as of September 30, 2006 and December 31, 2005, respectively. These expenses are not reimbursable by insurance.

Business Acquisition

On December 29, 2004, and pursuant to an agreement and plan of merger entered into on September 10, 2004, IRRETI acquired, by merger, four entities affiliated with its former sponsor, Inland Real Estate Investment Corporation, which entities provided business management, advisory and property management services to IRRETI. Stockholders of the acquired companies received an aggregate of 19,700 shares of IRRETI common stock, valued under the 2004 merger agreement at $10.00 per share.

The merger was accounted for using purchase accounting as required by Statement of Financial Accounting Standards No. 141 (SFAS 141) Business Combinations. Using this method of accounting resulted in the assets and liabilities of the acquired companies being recorded on IRRETI’s books as of December 29, 2004 using the fair value at the date of the transaction. Any additional amounts were allocated to intangible assets and goodwill as required, based on the remaining purchase price in excess of the fair value of the tangible assets and liabilities acquired.

In determining the purchase price, an independent third party rendered an opinion on the $10.00 per share value of the IRRETI shares, as well as the aggregate purchase price of $197,000. Additional costs were also incurred as part of the merger transaction, totaling $2,266, which consisted of financial and legal advisory services and accounting and proxy related costs. As part of the merger, IRRETI also recognized intangible assets and goodwill, and expensed in 2004 certain terminated contract costs. The value assigned to these intangible assets, goodwill and terminated contract costs were determined by an independent third party engaged to provide such information. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, as well as the remainder of the purchase price which was expensed in 2004 as terminated contract costs. These terminated contract costs represented the portion of the purchase price allocated to the advisor asset management agreement and the property management agreements which were terminated concurrent with the closing of the 2004 merger and had no future value.

At December 29, 2004

Building and other improvements	$249
Intangible assets	2,060
Goodwill	52,757
Other assets	638

Total assets acquired	55,704
Accounts payable	(638)

Net assets acquired	55,066
Terminated contract costs	144,200

Total acquisition price	$199,266

Value of stock issued	$197,000
Additional costs incurred	2,266

Total acquisition price	$199,266

The $2,060 of intangible assets included an employment agreement ($280), a consulting agreement ($1,280), and a license agreement ($500), which are subject to amortization over the life of the agreements which are over varying periods of time, with the weighted average amortization period being 28 years. IRRETI recognized amortization expense related to such intangibles of $395 for the year ended December 31, 2005. No amortization expense was recognized in 2004. The goodwill is not amortized, but is assessed annually for possible impairment. None of the $52,757 of goodwill was deductible for tax purposes.

On October 20, 2006, IRRETI entered into the merger agreement with DDR that contemplates a merger whereby IRRETI will be merged with and into a subsidiary of DDR. At the effective time of the merger, each issued and outstanding share of IRRETI common stock will be converted into the right to receive $14.00 in cash, plus the distribution portion. The merger consideration will be paid without interest and is subject to adjustment in certain circumstances. DDR may, however, elect to pay up to $4.00 of the per share merger consideration in the form of DDR common shares instead of cash. DDR has the right to make this stock election any time prior to February 7, 2007, the date that is 15 days before the date of the special meeting. If DDR makes a stock election, DDR and IRRETI will issue a joint press release as soon as practicable thereafter announcing that DDR has made a stock election and the amount of such election. DDR may revoke its stock election at any time if the revocation would not delay the special meeting by more than 10 business days. If DDR makes and does not revoke the stock election, the number of DDR common shares that IRRETI stockholders will receive in the merger will be determined based on the average closing price of DDR common shares over the 10 trading days immediately preceding the two consecutive trading days immediately preceding the date of the special meeting. As soon as the number of DDR common shares that IRRETI stockholders will receive in the merger can be determined, DDR and IRRETI will issue another joint press release announcing such number. IRRETI has agreed that, if requested by DDR, it will enter into one or more asset sales wherein DDR (or the TIAA-CREF Joint Venture) would purchase real estate or equity interests from IRRETI. It is expected that the closing of the asset sales would occur immediately prior to the effective time of the merger. DDR will assume, or arrange to have prepaid, approximately $2.3 billion of IRRETI’s debt.

In connection with the merger, all outstanding unexercised options to purchase IRRETI common stock, whether or not currently exercisable, will be canceled and converted into the right to receive a cash amount (without interest) equal to the product of (a) the excess, if any, of $14.00 over the per share exercise price of the option and (b) the number of shares of IRRETI common stock underlying the unexercised portion of the option. Each share of IRRETI restricted stock outstanding immediately before the merger will become fully vested immediately before the merger.

IRRETI has agreed to use its reasonable best efforts to cause each outstanding warrant to purchase IRRETI common stock to be either exercised and canceled in accordance with the terms of the warrant, or to have the warrant holder agree to receive the product of (a) the excess, if any, of $14.00 over the exercise price of the warrant and (b) the number of shares of IRRETI common stock subject to the warrant, in exchange for cancellation of such warrant. IRRETI has mailed warrant assignment forms to all of its warrant holders in order to effectuate this process.

With respect to any warrants or options to purchase IRRETI common stock that have exercise prices equal to or greater than $14.00, IRRETI intends to cancel all such options and warrants immediately prior to the consummation of the merger and no merger consideration will be paid or payable in respect of such options or warrants.

The IRRETI board of directors and the board of directors of DDR have approved the merger agreement. The merger is subject to the approval of IRRETI stockholders, and other customary closing conditions.

IRRETI has made certain representations and warranties in the merger agreement and has agreed to certain covenants, including, among others, subject to certain exceptions to permit its board of directors to comply with its fiduciary duties, not to solicit, negotiate, provide information in furtherance of, approve, recommend or enter into any other acquisition proposal (as defined in the merger agreement).

This description of certain terms of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the merger agreement, a copy of which is attached hereto as Annex A. For a summary of selected material provisions of the merger agreement, see “The Merger Agreement.”

Results of Operations

Comparison of Nine Months Ended September 30, 2006 to September 30, 2005

The table below represents operating information for the total portfolio of 287 properties owned by IRRETI as of September 30, 2006.

	Total Portfolio
			Increase /	%
	2006	2005	(Decrease)	Change

Revenues:
Rental income	$299,310	$298,366	$944	0.3
Tenant recovery income	69,889	66,404	3,485	5.2
Other property income	10,144	3,225	6,919	214.5

Total revenues	379,343	367,995	11,348	3.1

Expenses:
Property operating expenses	52,859	48,379	4,480	9.3
Real estate taxes	42,683	41,012	1,671	4.1
Depreciation and amortization	108,314	107,721	593	0.6
General and administrative expenses	8,768	7,413	1,355	18.3

Total expenses	212,624	204,525	8,099	4.0

Operating income	166,719	163,470	3,249	2.0
Other income / expense	9,184	3,126	6,058	193.8
Interest expense	(91,790)	(88,889)	2,901	3.3

Net income available to common shareholders	$84,113	$77,707	$6,406	8.2

The table below represents selected operating information for the same-store portfolio of 275 properties acquired or placed in service on or prior to January 1, 2005 and owned as of September 30, 2006. The properties in the same-store portfolio were owned for the entire nine months ended September 30, 2006 and September 30, 2005.

	Same-Store Portfolio
			Increase /	%
	2006	2005	(Decrease)	Change

Revenues:
Rental income	$295,411	$295,892	$(481)	(0.2)
Tenant recovery income	69,391	65,998	3,393	5.1
Other property income	10,091	3,189	6,902	216.4

Total revenues	374,893	365,079	9,814	2.7

Expenses:
Property operating expenses	$51,994	$47,757	$4,237	8.9
Real estate taxes	42,344	40,763	1,581	3.9
Depreciation and amortization	106,026	106,428	(402)	(0.4)
Interest expense	(90,777)	(87,832)	2,945	3.4

Rental Income. Rental income for the total portfolio increased $3,140 due to properties acquired subsequent to December 31, 2004. This increase is partially offset by a decrease of $1,700 due to the sale of 12 properties to SAU JV during 2005. Rental income for the total and same-store portfolios decreased approximately $360 due to amortization of acquired above and below market lease intangibles primarily due to write-offs related to early lease terminations.

Tenant Recovery Income. Tenant recovery income represents reimbursements from tenants for common area expenses and real estate taxes incurred by the property. The increase for the total and same-store portfolios is primarily due to an increase in reimbursable common area expenses and real estate taxes as described below.

Other Property Income. Other property income includes termination fees, miscellaneous operating income and charges assessed to tenants for damages and late fees. The increase for the total and same-store portfolios is due to additional termination fee income of $6,361.

Property Operating Expense. Property operating expenses includes common area expenses that are reimbursed by tenants according to their lease terms and non-reimbursable operating expenses. Common area expenses for the total and same-store portfolio increased $1,304 and $1,153, respectively, due to increased utility and property maintenance costs. Provision for bad debt expense increased approximately $600 during the nine months ended September 30, 2006 as a result of the resolution of outstanding tenant disputes regarding previously billed common area expense recovery income. Marketing expenses increased approximately $830 as a result of increased advertising and legal expenses increased approximately $560 related to more aggressive tenant collection efforts and litigation costs related to IRRETI’s 440 Commons property located in Jersey City, New Jersey. Property management salaries and operating expenses increased approximately $590 and non-recoverable repair and maintenance expenses increased approximately $139.

Real Estate Taxes. The majority of real estate taxes are reimbursed by tenants according to their lease terms and are included as a component of tenant recovery income. Real estate taxes for the total and same-store portfolios increased as a result of increased assessed values and real estate tax rates.

Depreciation and Amortization. Depreciation expense for the total portfolio increased approximately $1,595 due to the 11 properties acquired subsequent to December 31, 2004 and one development property placed in service in 2006. The increase for the total portfolio is offset by a reduction in depreciation and amortization expense of $311 due to fewer asset disposals related to early lease terminations and $561 due to the sale of 12 properties to SAU JV in 2005. Depreciation expense for the same-store portfolio decreased approximately $400 due to asset disposals related to early lease terminations during the nine months ended September 30, 2005.

General and Administrative Expenses. General and administrative expenses increased approximately $1,355. An increase of approximately $722 is primarily due to additional salaries and employee related costs due to IRRETI’s formation of an asset management department to oversee acquisitions, dispositions and investment property asset management and the non-capitalized salaries and employee related costs of increased staff from the expansion of IRRETI’s development and redevelopment efforts. In addition, IRRETI incurred approximately $295 related to a separation agreement with an executive officer who resigned during the second quarter of 2006. Investor services costs increased approximately $334 as a result of engaging the Registrar and Transfer Company in March, 2005 as IRRETI’s common stock transfer agent. IRRETI also incurred an increase of approximately $104 in temporary staffing costs for the review of its tenant leases, offset by a decrease in non-recurring legal fees of approximately $190.

Other Income/(Expense). Other income increased $3,043 due to a condemnation settlement received for IRRETI’s property known as Cortez Plaza, located in Bradenton, Florida. In addition, increases in short term investments and related interest rates resulted in additional income earned of $1,933. Dividend income also increased $557 due to an increase in IRRETI’s investment in securities and the related interest earned on those securities. Acquisition, property management and asset management fees earned for services rendered to SAU JV increased $1,212, offset by an increase in franchise tax expense of approximately $135.

Interest Expense. Interest expense for the total and same-store portfolios increased $3,900 as the weighted average interest rate on variable rate mortgages payable increased from 4.26% to 6.95% from September 30, 2005 to September 30, 2006. This increase on variable rate mortgages was partially offset by a $1,000 decrease in interest expense due to principal paydowns of $59,758 during 2006.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

The table below represents operating information for the total portfolio of 284 properties owned by IRRETI as of December 31, 2005.

	Total Portfolio
			Increase /	%
	2005	2004	(Decrease)	Change

Revenues:
Rental income	$398,864	$378,042	$20,822	5.5
Tenant recovery income	89,410	78,448	10,962	14.0
Other property income	3,856	7,311	(3,455)	(47.3)

Total revenues	492,130	463,801	28,329	6.1

Expenses:
Property operating expenses	66,626	75,071	(8,445)	(11.2)
Real estate taxes	54,375	50,065	4,310	8.6
Depreciation and amortization	144,062	135,085	8,977	6.6
Terminated contract costs	–	144,200	(144,200)	(100.0)
Provision for asset impairment	5,800	2,056	3,744	182.1
Advisor asset management fee	–	18,958	(18,958)	(100.0)
General and administrative expenses	9,015	8,810	205	2.3

Total expenses	279,878	434,245	(154,367)	(35.5)

Operating income	212,252	29,556	182,696	618.1
Other income	6,429	1,397	5,032	360.2
Interest expense	(119,532)	(111,630)	7,902	7.1

Net income available to common shareholders	$99,149	$(80,677)	$179,826	(222.9)

The table below represents selected operating information for the same-store portfolio of 257 properties acquired or placed in service on or prior to January 1, 2004 and owned as of December 31, 2005. The properties in the same-store portfolio were owned for the entire years ended December 31, 2005 and December 31, 2004.

	Same-Store Portfolio
			Increase /	%
	2005	2004	(Decrease)	Change

Revenues:
Rental income	$373,458	$365,302	$8,156	2.2
Tenant recovery income	83,663	75,452	8,211	10.9
Other property income	3,157	7,297	(4,140)	(56.7)

Total revenues	460,278	448,051	12,227	2.7

Expenses:
Property operating expenses	$61,752	$71,703	$(9,951)	(13.9)
Real estate taxes	51,140	48,268	2,872	6.0
Depreciation and amortization	131,063	129,009	2,054	1.6
Provision for asset impairment	5,800	2,056	3,744	182.1
Interest expense	(111,983)	(107,484)	4,499	4.2

Rental income. Rental income for the total portfolio increased approximately $12,760 due to a full year of rental income in 2005 for the 18 properties acquired during 2004 and a partial year of rental income for the nine properties acquired, net of 13 properties sold, during 2005. Also, increased occupancy due to the acquisition of space subject to earnouts, completion of development projects and conversion of space previously covered by master lease agreements to tenant occupied space resulted in additional rental income of approximately $8,060 for the total and same-store portfolios.

Tenant recovery income. Tenant recovery income represents reimbursements from tenants for common area expenses and real estate taxes incurred by the property. The increase for the total and same-store portfolios is primarily due to a reduction of IRRETI’s estimate in 2004 related to its 2003 tenant recovery income of $5,299. This increase is also attributable to an increase in real estate tax expense and other property operating expenses, excluding property management fees for 2005 which are eliminated upon consolidation. Tenant recovery income for the total portfolio has also increased due to a full year of recovery income in 2005 for the 18 properties acquired during 2004 and a partial year of recovery income for the nine properties acquired, net of 13 properties sold, during 2005. Tenant recovery income also increased for the total and same-store portfolios due to a full year of recovery income in 2005 for the 22 earnouts acquired in 2004 and a partial year of recovery income on eight earnouts acquired during 2005.

Other property income. Other property income includes termination fees, miscellaneous operating income and charges assessed to tenants for damages and late fees. The decrease for the total and same-store portfolios is primarily due to a decrease in termination fee income of approximately $2,800.

Property operating expenses. Property operating expenses includes common area expenses that are reimbursed by tenants according to their lease terms and non-reimbursable operating expenses. As a result of the merger on December 29, 2004, property management fees, which are no longer incurred, decreased $20,574 for the total portfolio and $19,518 for the same-store portfolio, offset by an increase of approximately $6,000 in corporate property management operating expenses and an increase of approximately $5,780 in common area maintenance expenses for the total portfolio and $3,940 for the same-store portfolio.

Real estate taxes. The majority of real estate taxes are reimbursed by tenants according to their lease terms and are included as a component of tenant recovery income. Real estate taxes for the total and same-store portfolios increased as a result of increased assessed values and real estate tax rates as well as properties where IRRETI now pays the real estate taxes that were previously paid by single-user tenants who filed for bankruptcy.

Depreciation and amortization. Depreciation and amortization expense for the total portfolio increased due to a full year of depreciation and amortization in 2005 for the 18 properties acquired during 2004 and a partial year of depreciation and amortization for the nine properties acquired, net of 13 properties sold, during 2005. Depreciation and amortization expense for the total and same-store portfolios increased due to a full year of depreciation and amortization for the 22 earnouts acquired during 2004 and a partial year of depreciation and amortization for the eight earnouts acquired during 2005. Also additional expenses of $2,118 for the total portfolio and $1,600 for the same-store portfolio were incurred for early lease terminations primarily due to the write off of in-place lease intangibles and tenant improvements of $1,859 for the total portfolio and $1,330 for the same-store portfolio.

Terminated contract costs. Terminated contract costs was $144,200 for the year ended December 31, 2004 as a result of the acquisition of IRRETI’s former advisor and the property managers and the settlement of certain advisory and management contracts on December 29, 2004.

Provision for asset impairment. Provision for asset impairment for the total portfolio and the same-store portfolio was $5,800 and $2,056 for the years ended December 31, 2005 and 2004, respectively. In 2005, IRRETI recorded a provision for asset impairment related to a single-user property in Macon, Georgia because the carrying value of the property exceeded the fair value. In 2004, IRRETI recorded a provision for asset impairment related to a single-user property in Augusta, Georgia as a result of IRRETI’s decision to demolish and redevelop the property after the tenant filed for bankruptcy and vacated the building.

Advisor asset management fee. Advisor asset management fee was $18,958 for the year ended December 31, 2004. On December 29, 2004, IRRETI merged with its former advisor and no longer incurred the advisor asset management fee.

General and administrative expenses. General and administrative expenses increased $205. Salaries expense increased $1,442, offset by a decrease in temporary staffing costs of $163 as a result of IRRETI’s acquisition of its advisor on December 29, 2004. Professional fees decreased $338 due to a decrease in accounting fees. Acquisition costs decreased $760 as a result of fewer acquisitions and dead deal costs in 2005.

Other income. Other income increased primarily due to gains of $2,515 from the sale of 13 operating properties and two undeveloped land parcels. Also, increases in interest rates resulted in additional interest earned on short-term investments. In addition, there is an increase in other income due to $1,035 of fees earned on the acquisition and management of properties by the joint venture. Other income decreased by $153, due to decreased sales of investment securities.

Interest expense. Interest expense for the total portfolio increased primarily due to additional interest expense of $1,851 on mortgages payable of $62,465 financed during 2005 and additional interest expense of $4,121 as a result of a full year of interest on mortgages payable of $268,853 financed during 2004. The increase in the weighted average interest rate on IRRETI’s variable rate mortgages has also resulted in an increase in interest expense for the year ended December 31, 2005 of $3,899. These increases are offset by a decrease in interest expense of $1,413 as a result of 2004 refinancings. These increases are also offset by a decrease in the interest expense of $421 on the line of credit as the weighted average outstanding balance was $13,288 and $33,607 for the years ended December 31, 2005 and 2004, respectively.

Interest expense for the same-store portfolio increased approximately $3,899 due to an increase in the weighted average interest rate on IRRETI’s variable rate mortgages. Interest expense increased by $2,211 as a result of a full year of interest expense on mortgages payable of $174,630 financed in 2004 on properties acquired prior to January 1, 2004. These increases are offset by a decrease in interest expense of $1,413 as a result of 2004 refinancings.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

The table below represents operating information for the total portfolio of 276 properties owned by IRRETI as of December 31, 2004.

	Total Portfolio
			Increase /	%
	2004	2003	(Decrease)	Change

Revenues:
Rental income	$378,042	$257,819	$120,223	46.6
Tenant recovery income	78,448	53,619	24,829	46.3
Other property income	7,311	832	6,479	778.7

Total revenues	463,801	312,270	151,531	48.5

Expenses:
Property operating expenses	75,071	49,758	25,313	50.9
Real estate taxes	50,065	28,397	21,668	76.3
Depreciation and amortization	135,085	81,880	53,205	65.0
Terminated contract costs	144,200	–	144,200	100.0
Provision for asset impairment	2,056	–	2,056	100.0
Advisor asset management fee	18,958	15,531	3,427	22.1
General and administrative expenses	8,810	6,294	2,516	40.0

Total expenses	434,245	181,860	252,385	138.8

Operating income	29,556	130,410	(100,854)	(77.3)
Other income	1,397	5,023	(3,626)	(72.2)
Interest expense	(111,630)	(65,597)	46,033	70.2

Net income available to common shareholders	$(80,677)	$69,836	$(150,513)	(215.5)

The table below represents selected operating information for the same-store portfolio of 115 properties acquired or placed in service on or prior to January 1, 2003 and owned as of December 31, 2004. The properties in the same-store portfolio were owned for the entire years ended December 31, 2004 and December 31, 2003.

	Same-Store Portfolio
			Increase /	%
	2004	2003	(Decrease)	Change

Revenues:
Rental income	$148,207	$147,487	$720	0.5
Tenant recovery income	27,331	29,796	(2,465)	(8.3)
Other property income	4,188	778	3,410	438.3

Total revenues	179,726	178,061	1,665	0.9

Expenses:
Property operating expenses	$29,065	$28,109	$956	3.4
Real estate taxes	17,414	16,030	1,384	8.6
Depreciation and amortization	48,537	47,070	1,467	3.1
Provision for asset impairment	2,056	–	2,056	100.0
Interest expense	(42,576)	(39,727)	2,849	7.2

Rental income. Rental income for the total portfolio increased approximately $120,000 due to a full year of rental income in 2004 for the 152 properties acquired during 2003 and a partial year of rental income for the

18 properties acquired during 2005. Also, increased occupancy due to the acquisition of space subject to earnouts, completion of development projects and conversion of space previously covered by master lease agreements to tenant occupied space resulted in additional rental income of approximately $2,000 for the total and same-store portfolios. These increases are offset by a decrease in rental income of $1,971 as a result of tenant bankruptcies at eight of IRRETI’s properties for both the total and same-store portfolios.

Tenant recovery income. The increase for the total portfolio is primarily due to a full year of recoveries in 2004 related to the 152 properties acquired during 2003. Tenant recovery income for real estate taxes increased $19,583 for the total portfolio as a result of the corresponding increase in real estate tax expense. In addition, tenant recovery income for property operating expenses increased $10,545, offset by a $5,299 decrease due to a revision of the 2003 estimate in 2004.

Tenant recovery income for the same-store portfolio decreased primarily due to a $3,113 decrease due to a revision of the 2003 estimates, in 2004 for tenant recovery income for property operating expenses. Tenant recovery income for real estate taxes increased $1,318 as a result of the corresponding increase in real estate tax expense offset by a decrease of $670 due to a revision of the 2003 estimate in 2004.

Other property income. Other property income includes termination fees, miscellaneous operating income and charges assessed to tenants for damages and late fees. The increase for the total and same-store portfolios is primarily due to an increase in termination fee income of approximately $5,129.

Property operating expenses. The increase for the total portfolio is a result of a full year of property operating expenses in 2004 related to the acquisition of 152 properties in 2003 and the acquisition of 18 properties during 2004. Property operating expenses also increased $787 for the total portfolio and $619 for the same-store portfolio due to the four hurricanes that hit Florida and the southeast coast of the United States in 2004. Property management fee expense increased by $7,523 for the total portfolio as a result of the increase in rental income from the additional property acquisitions. These increases are offset by a decrease in insurance expense of $1,651 for the total portfolio and $1,079 for the same-store portfolio resulting from lower premiums obtained with no changes in insurance coverage.

Real estate taxes. The majority of real estate taxes are reimbursed by tenants according to their lease terms and are included as a component of tenant recovery income. Real estate taxes for the total portfolio increased primarily due to a full year of tax expense in 2004 for the 152 properties acquired in 2003 and a partial year of expense in 2004 for the 18 properties acquired in 2004. Real estate taxes for the total and same-store portfolios also increased due to increased assessments and triple-net leased tenants who filed for bankruptcy.

Depreciation and amortization. Depreciation and amortization expense for the total portfolio increased as a result of a full year of depreciation and amortization for the 152 properties acquired in 2003 and a partial year of depreciation and amortization for the 18 properties acquired in 2004. Depreciation and amortization expense for the total and same-store portfolios also increased as a result of a full year of depreciation and amortization on the acquisition of earnouts of $10,400 in 2003 and a partial year of depreciation and amortization on the acquisition of earnouts of $4,000 in 2004. Also, additional expenses of $1,192 for the total portfolio and $659 for the same-store portfolio were incurred for early lease terminations, primarily due to in-place lease intangibles and tenant improvements.

Terminated contract costs. Terminated contract costs increased $144,200 for the year ended December 31, 2004 as a result of the acquisition of IRRETI’s former advisor and the property managers and the settlement of certain advisory and management contracts on December 29, 2004.

Provision for asset impairment. Provision for asset impairment for the total portfolio and same-store portfolio was $2,056 for the year ended December 31, 2004. During the fourth quarter of 2004, IRRETI recorded a provision for asset impairment related to a single-user property in Augusta, Georgia as a result of IRRETI’s decision to demolish and redevelop the property after the tenant filed for bankruptcy and vacated the building.

Advisor asset management fee. Advisor asset management fee increased due to an the increase in the net asset value of the portfolio, which is the basis for the 1% annual fee paid to IRRETI’s former advisor prior to the merger on December 29, 2004.

General and administrative expenses. General and administrative expenses increased $2,516. Professional fees for audit and tax services and IRRETI’s compliance with Sarbanes-Oxley increased approximately $1,040. Directors and officers insurance increased approximately $120 as a result of an increase in coverage in 2004. Salaries expense relating to services provided by affiliates of IRRETI’s former advisor increased approximately $400. Printing, postage, investor services, annual meeting costs and marketing costs increased approximately $1,185 during 2004 as a result of the increase in the number of IRRETI stockholders and as such costs were capitalized in 2003 related to IRRETI’s stock offering, offset by a decrease in dead deal costs of approximately $632 as a result of fewer acquisitions in 2004.

Other income. Other income decreased primarily due to a reduction of interest earned on mortgage notes receivable outstanding during 2003.

Interest expense. Interest expense for the total portfolio increased primarily due to a full year of interest expense on mortgages payable of $268,853 and $1,345,537 financed during 2004 and 2003, respectively, offset by the partial pay-down of mortgages payable on seven properties in 2003 and two properties in 2004, and the repayment of $75,000 from the line of credit during 2004.

Interest expense for the same-store portfolio increased primarily due to additional interest of $3,106 on mortgages payable of $169,467 financed during 2004 and 2003 and an increase of $458 due to an increase in the weighted average rate on IRRETI’s variable mortgages payable, partially offset by a decrease of $592 from the partial principal pay-down of mortgages payable on two properties in 2003 and one property in 2004.

Liquidity and Capital Resources

General

Since IRRETI’s formation in 1998, IRRETI’s principal demands for cash have been for property acquisitions, including development, payment of operating expenses and distributions and payment of interest on outstanding indebtedness. Prior to 2005, IRRETI’s cash needs for acquisitions had been funded by the sale of shares of common stock and cash raised through financing each property purchased. Beginning in 2005, the majority of IRRETI’s purchases were made for SAU JV. Properties bought for IRRETI’s portfolio were funded through available cash or its line of credit and permanent debt. The merger agreement provides for limitations on IRRETI’s ability to incur indebtedness. Operating needs, including payment of debt service, have been met through cash flow generated by IRRETI’s properties. IRRETI’s remaining source of investor capital has been DRP proceeds. On October 20, 2006, pursuant to the merger agreement, the DRP was suspended. In addition, if IRRETI decides to place debt on new acquisitions, it can benefit from financing each new acquisition at approximately 50% to 60% of acquisition cost. Assuming IRRETI used its net available cash and its line of credit, IRRETI estimates it could, subject to the merger agreement, purchase additional real estate of approximately $27,500 in 2006, although there can be no assurance in this regard.

IRRETI’s leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance. In addition, in some instances IRRETI’s leases provide that the tenant is responsible for roof and structural repairs. Certain tenants are subject to net leases where all expenses are paid directly by the tenant rather than the landlord. Few of IRRETI’s properties are subject to leases under which it retains responsibility for certain costs and expenses associated with the property. IRRETI anticipates that capital demands to meet obligations related to capital improvements with respect to properties can be met with funds from operations and working capital. IRRETI believes that its current capital resources and funds from operations are sufficient to meet its liquidity needs for the foreseeable future.

Liquidity

On May 7, 2005, IRRETI renewed its line of credit with three financial institutions in the amount of $100,000, of which none was outstanding at December 31, 2005. On March 24, 2006, IRRETI again renewed this line of credit, and no funds under this line of credit were outstanding at September 30, 2006. This line of credit has an accordion feature which will allow IRRETI to increase the line of credit up to $250,000 if the need arises. The line of credit is available to IRRETI for one year with an option to renew annually for two consecutive years. This facility requires that IRRETI comply with certain financial covenants, which include a limitation on the ratio of its debt to the value of its total assets, based on a specific formula, as well as the level of its earnings before interest, taxes, depreciation and amortization (EBITDA) as compared to overall interest expense. IRRETI was in compliance with those covenants for the reporting period ending September 30, 2006. This line of credit gives IRRETI flexibility in fulfilling its acquisition strategy, funding its development activities and maintaining overall liquidity to meet operating requirements. On December 8, 2006, the line of credit was amended to increase the maximum borrowing limit under the line of credit to $167,000, and IRRETI expects to further amend the line of credit to increase the maximum borrowing limit to $200,000. The merger agreement provides for limitations on IRRETI’s ability to incur indebtedness.

Shareholder Liquidity

The DRP, subject to certain share ownership restrictions, allows stockholders to automatically reinvest distributions by purchasing additional shares from IRRETI. Such purchases under the DRP are not subject to selling commissions or the marketing contribution and due diligence expense allowance. On February 1, 2005, IRRETI increased the share acquisition price under the DRP to $10.25 per share for all transactions thereunder, effective April 7, 2005. Prior to April 7, 2005, participants could acquire shares under the DRP at a price equal to 95% of the “market price” of a share on the date of purchase until such time (if ever) as the shares are listed on a national stock exchange or included for quotation on a national market system. In the event of such listing or inclusion, shares purchased by IRRETI for the DRP will be appropriately amended. On January 18, 2006, IRRETI increased the share acquisition price under the DRP to $10.50 per share for all transactions thereunder, effective February 7, 2006. IRRETI has agreed to suspend its DRP as of October 20, 2006 pursuant to the merger agreement, and will terminate the DRP if the merger is consummated.

The SRP, subject to certain restrictions, provides eligible stockholders with limited, interim liquidity by enabling them to sell shares back to IRRETI. For 2005, the IRRETI board of directors established the limitation on the number of shares that could be acquired by IRRETI through the SRP at two percent of the weighted average of IRRETI’s outstanding shares as of December 31, 2004. On February 1, 2005, IRRETI increased the share repurchase price under the SRP to $10.25 per share for all share repurchases, effective March 15, 2005. Prior to March 15, 2005, shares were repurchased by IRRETI at prices ranging from $9.25 to $10.00, depending upon the length of stockholder ownership measured in years. On January 18, 2006, IRRETI increased the share repurchase price under the SRP to $10.50 per share for all share repurchases, effective February 7, 2006. IRRETI has agreed to suspend its SRP as of October 20, 2006 pursuant to the merger agreement, and will terminate the SRP if the merger is consummated.

Capital Resources

IRRETI expects to meet its short-term operating liquidity requirements generally through its net cash provided by property operations. IRRETI also expects that its properties will generate sufficient cash flow to cover its operating expenses and enable it to pay a monthly distribution on the weighted average shares outstanding. Under the merger agreement, IRRETI’s ability to pay distributions pending closing of the merger is limited. Operating cash flow is expected to increase if additional properties are added to IRRETI’s portfolio.

IRRETI seeks to balance the financial risk and return to its stockholders by leveraging its properties at approximately 50% to 60% of their value. Historically, IRRETI has been able to borrow at the lowest overall cost of funds by placing individual financing on each of its properties. Accordingly, mortgage loans have generally been placed on each property at the time that the property is purchased, or shortly thereafter, with the property securing the financing. IRRETI may use cash on hand, its line of credit or other sources of financing such as bridge loans to acquire properties or retire maturing debt.

The majority of IRRETI’s loans require monthly payments of interest only, although some loans require principal and interest payments as well as reserves for taxes, insurance and certain other costs. Interest on variable-rate loans are currently based on LIBOR (London Inter-Bank Offering Rate, which is a financial industry standard benchmark rate), plus a spread ranging from 132 to 185 basis points. Variable-rate loans may be prepaid without penalty, while fixed-rate loans generally may be prepaid with a penalty, after specific lockout periods; however, the merger agreement contains limitations on IRRETI’s ability to prepay its debts pending the closing of the merger.

Cash Flows From Operating Activities

Net cash generated from operating activities was $206,797 and $204,831 for the nine months ended September 30, 2006 and 2005, respectively. The $1,966 increase in 2006 of net cash flow provided by operating activities continues to reflect the stable condition of our investment properties as evidenced by an $11,128 increase in 2006 adjusted net income offset by a decrease of $9,162 in the net change in assets and liabilities.

Net cash generated from operating activities was $246,772, $178,493 and $142,465 for the years ended December 31, 2005, 2004 and 2003, respectively. The increase in net cash provided by operating activities for the year ended December 31, 2005 compared to prior years is due primarily to the additional rental revenues and income generated from the operations of 284 properties owned during the year ended December 31, 2005 and the effects of the merger on December 29, 2004, compared to 276 properties owned during the year ended December 31, 2004 and 258 properties owned during the year ended December 31, 2003. For the year ended December 31, 2004, net cash generated from operating activities differs from operating income due to the terminated contract costs of $144,200, which is a non-recurring type of transaction.

Cash Flows From Investing Activities

Cash flows used in investing activities were $100,445 and $149,648 for the nine months ended September 30, 2006 and 2005, respectively. The cash flows used in investing activities were primarily for the acquisition of two single-user retail properties, three earnouts and three land parcels during the nine months ended September 30, 2006 and 17 properties, ten earnouts and four land parcels for the nine months ended September 30, 2005. In addition, during the nine months ended September 30, 2006, an approximately $27,000 mortgage receivable was funded to an unrelated third party.

IRRETI’s investment in securities at September 30, 2006 and 2005 consists primarily of equity investments in various REITs and is classified as available-for-sale securities, recorded at fair value. IRRETI purchased investment securities for the nine months ended September 30, 2006 in the amount of $3,227 and increased its margin account by $255. IRRETI purchased investment securities for the nine months ended September 30, 2005 in the amount of $904 and decreased its margin account by $1,852.

IRRETI’s investment in an unconsolidated joint venture at September 30, 2006 consists of a 20% ownership of interest in SAU JV. SAU JV was formed on May 13, 2005. As of September 30, 2006, IRRETI contributed approximately $21,900 and has the ability to contribute up to an additional $15,600.

Cash flows used in investing activities were $178,798, $282,198 and $2,079,499 for the years ended December 31, 2005, 2004 and 2003, respectively. The cash flows used in investing activities were primarily for the acquisition of 21, 18 and 152 properties for $250,003, $312,108 and $2,018,876 during the years ended December 31, 2005, 2004 and 2003, respectively. The 2005 cash flows used in investing activities was offset by the sale of 12 properties to SAU JV for $35,375.

IRRETI’s investment in securities at December 31, 2005, 2004 and 2003 consists primarily of equity investments in various REITs and is classified as available-for-sale securities, recorded at fair value. IRRETI purchased investment securities in the year ended December 31, 2005 in the amount of $5,176, and increased its margin account by $1,651. IRRETI purchased investment securities in the year ended December 31, 2004 in the amount of $4,498 and increased its margin account by $2,069. IRRETI purchased investment securities of $144 and decreased its margin account by $3,403 for the same period in 2003.

Cash Flows From Financing Activities

Cash flows used in financing activities were $163,439 and $32,794 for the nine months ended September 30, 2006 and 2005, respectively. IRRETI generated proceeds from the DRP, employees purchasing shares through the ESPP and the exercise of stock options and warrants, net of SRP, of $53,504 and $49,237 for the nine months ended September 30, 2006 and 2005, respectively. IRRETI also generated $5,441 and $79,737 from the issuance of two and eleven new mortgages payable, which were secured by its properties, for the nine months ended September 30, 2006 and 2005, respectively. IRRETI also used $57,282 for the paydown of eleven mortgages payable and $10,574 for the paydown of two mortgages payable for the nine months ended September 30, 2006 and 2005, respectively. In 2005, IRRETI also paid $25,000 on its line of credit. In addition, IRRETI used cash to pay distributions to its stockholders of $162,509 and $157,654 for the nine months ended September 30, 2006 and 2005, respectively.

Cash (used in) provided by financing activities was $(76,088), $106,821 and $1,898,481 for the years ended December 31, 2005, 2004 and 2003, respectively. IRRETI generated proceeds from the DRP, exercises of options and sales of shares, net of offering costs and the repurchase of shares, of $69,127, $78,944 and $914,297 for the years ended December 31, 2005, 2004 and 2003, respectively. IRRETI also generated $105,539, $343,878 and $1,211,100 from the incurrence of 15, 40 and 152 new mortgages, which were secured by its properties, for the years ended December 31, 2005, 2004 and 2003, respectively. IRRETI also used $13,526, $101,687 and $110,260 for the pay-down of one, six and 12 mortgages and notes payable secured by its properties and debt amortization for the years ended December 31, 2005, 2004 and 2003, respectively. In addition IRRETI used cash to pay distributions to its stockholders of $211,301, $188,698 and $152,888 for the years ended December 31, 2005, 2004 and 2003, respectively. In 2005, IRRETI also paid $25,000 on its line of credit.

IRRETI is exposed to interest rate changes primarily as a result of our long-term debt used to maintain liquidity, fund capital expenditures, expand our real estate investment portfolio and conduct operations. IRRETI’s interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, IRRETI borrows primarily at fixed rates or variable rates with the lowest margins available and, in some cases, with the ability to convert variable rates to current market fixed rates at the time of conversion.

Contractual Obligations

The table below discloses IRRETI’s contractual obligations as of December 31, 2005.

		Payments Due by Period
		Less than			More than
	Total	1 year	1 to 3 years	3 to 5 years	5 years

Long term debt(1):
Fixed rate principal payments	$2,067,571	$45,490	$301,611	$1,332,414	$388,056
Fixed rate interest payments	475,275	104,481	193,145	130,766	46,883
Variable rate principal payments	239,210	29,338	205,472	4,400	–
Purchase obligations(2)	83,644	83,644	–	–	–
Operating lease obligations(3)	65,501	1,271	3,149	2,035	59,046

Total contractual obligations	$2,931,201	$264,224	$703,377	$1,469,615	$493,985

(1)	Interest payments on variable rate mortgages payable are not included in the schedule above. See Note 6, Mortgages Payable and Line of Credit of IRRETI’s consolidated financial statements for the year ended December 31, 2005, included in IRRETI’s Annual Report on Form 10-K for the year ended December 31, 2005, as amended, which is being sent to IRRETI stockholders together with this proxy statement/prospectus, for details relating to variable rate mortgages.

(2)	Purchase obligations include earnouts, development projects and potential purchase price additions or reductions on previously acquired properties. Purchase obligations related to outstanding purchase orders at December 31, 2005 are not significant and are not included in total purchase obligations. Earnouts represent portions of a property that were not rent producing at the time IRRETI acquired the original property. IRRETI is obligated, under certain agreements, to pay for those portions when a tenant moves into its space and begins to pay rent. The earnout payments are based on a pre-determined formula. Each earnout agreement has a time limit regarding the obligation to pay any additional monies. If at the end of the time period allowed, certain space has not been leased and occupied, IRRETI will own that space without any additional obligation.

(3)	Operating lease obligations includes a forty-eight year ground lease and five operating leases.

IRRETI intends to pay off its contractual obligations from a combination of various sources including, but not limited to, proceeds from operations, refinancings of debt, initial debt financings and anticipated DRP proceeds (although the DRP was suspended effective October 20, 2006 pursuant to the merger agreement); however, the merger agreement contains limitations on IRRETI’s ability to prepay its debts pending the closing of the merger.

Off-Balance Sheet Arrangements

In May 2005, IRRETI entered into a joint venture arrangement with an unaffiliated third party and formed SAU JV. Under this joint venture agreement, IRRETI is to contribute 20% of the equity and IRRETI’s joint venture partner will contribute 80% of the equity, up to a total of approximately $125,000 in equity contributions. As of December 31, 2005, IRRETI had contributed approximately $15,300. As of December 31, 2005, SAU JV had acquired 21 properties for an aggregate purchase price of approximately $211,000 and had mortgages on these properties totaling approximately $136,000. IRRETI accounts for its interest in SAU JV using the equity method of accounting. Under the agreement, IRRETI is also entitled to earn various fees for acquisition, asset management and property management. On July 19, 2006, this joint venture agreement was amended. IRRETI’S joint venture partner increased its commitment by an additional $50,000, and IRRETI increased its commitment by an additional $12,500, for a combined total of $187,500 in equity contributions. As of September 30, 2006, IRRETI had contributed approximately $21,900 and has the ability to contribute up to an additional $15,600. As of September 30, 2006, SAU JV had acquired 27 properties for an aggregate purchase price of approximately $299,500 and had mortgages on these properties totaling approximately $193,380.

As of December 31, 2005, IRRETI was guaranteeing seven loans, totaling approximately $13,515, that are secured by the joint venture’s properties. IRRETI also has two letters of credit, totaling approximately $3,200, as of December 31, 2005. As of September 30, 2006, IRRETI is guaranteeing six loans, totaling approximately $11,500, which are secured by its properties. IRRETI also has one letter of credit outstanding, for approximately $1,200, as of September 30, 2006.

Other than described above, IRRETI had no off-balance sheet arrangements as of September 30, 2006 that are reasonably likely to have a current or future material effect on its financial condition, changes in its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Effects of Transactions with Related and Certain Other Parties

Services Provided by Affiliates

Daniel L. Goodwin and G. Joseph Cosenza are stockholders of IRRETI, and IRRETI has non-compensatory consulting agreements with both of them. Mr. Goodwin has agreed to advise IRRETI on business strategy, and Mr. Cosenza has agreed to advise IRRETI on property acquisitions. Mr. Goodwin is the Chairman of the Inland Real Estate Group of Companies. He is a stockholder of IRRETI and directly or indirectly (as agent for certain stockholders pursuant to the December 2004 business combination described below) controls 16,924 shares, or 6.55%, of its common stock. Mr. Goodwin serves as the Chairman of IRRETI’s Management and Disclosure Committee, or MDC, which consists of senior company officers, IRRETI’s inside directors and Mr. Goodwin, among others. The purpose of the MDC is to provide advice to IRRETI’s CEO and to the IRRETI board of directors, in accordance with Mr. Goodwin’s consulting agreement signed in connection with IRRETI’s December 2004 acquisition of its former property managers and advisor and as required by a special committee of the IRRETI board or directors. Strategic initiatives and general operating issues are discussed at these meetings. The MDC does not make day-to-day business decisions. Mr. Goodwin and certain other Inland Real Estate Group executives are required to perform these services for no compensation. MDC meetings are generally held monthly, and IRRETI determines the agenda for MDC meetings. As of December 31, 2005, Robert D. Parks, who is a stockholder of IRRETI, was IRRETI’s Chairman and served on the IRRETI board of directors. IRRETI has a non-compensatory consulting agreement with him to advise IRRETI on matters within his expertise and relating to IRRETI’s business, and to attend certain meetings of IRRETI’s management team. Thomas P. McGuinness is IRRETI’s Chief Operating Officer and a stockholder of IRRETI. IRRETI has a compensatory arrangement for his services as its Chief Operating Officer and a non-compensatory agreement with him regarding his advice on property management and leasing. On March 3, 2006, Mr. Parks resigned as IRRETI’s Chairman and as one of IRRETI’s affiliated directors, at which time, Richard Imperiale, an independent director, was selected by the IRRETI board of directors to serve as IRRETI’s Chairman, and Mr. McGuinness was appointed an affiliated director. Mr. Parks will continue to serve on the MDC.

Mr. Goodwin, Mr. Parks and Mr. Cosenza also may own interests in and may be officers and/or directors of certain companies that indirectly own or control the companies which provide services to IRRETI and are listed in the chart below and in the following paragraphs.

Company Name	Services Provided

Inland Communications, Inc.	Marketing, communications and media relations services
Inland Office Management and Services, Inc. and Inland Facilities Management, Inc.	Office and facilities management services
The Inland Real Estate Group, Inc.	Legal and advisory services
Inland Human Resources Services, Inc.	Pre-employment, new-hire, human resources, benefit administration and payroll and tax administration services
Investors Property Tax Services, Inc.	Property tax payment and processing services and real estate tax assessment reduction services
Inland Computer Services, Inc.	Data processing, computer equipment and support services, and other information technology services
Inland Risk and Insurance Management Services, Inc.	Risk and insurance management services
Inland Real Estate Acquisitions, Inc.	Negotiate property acquisitions, due diligence analysis and other services

The costs of the above services are included in general and administrative expenses or property operating expenses or are capitalized as part of property acquisitions of which IRRETI incurred $2,139 and $3,351 during the years ended December 31, 2005 and 2004, respectively. Of these services $84 and $527 remain unpaid as of December 31, 2005 and 2004, respectively. During the nine months ended September 30, 2006 and 2005, IRRETI paid $1,540 and $1,712, respectively, for all the services above. Of these services $126 remained unpaid as of September 30, 2006.

Inland Mortgage Servicing Corp. provides loan servicing to IRRETI for an annual fee. Such costs are included in property operating expenses. A previous agreement allowed for annual fees totaling 0.03% of the first $1,000,000 of the mortgage balance outstanding and 0.01% of the remaining mortgage balance, payable monthly. On April 1, 2004, IRRETI entered into a new agreement for an initial term of one year, and which continues each year thereafter unless terminated. The fee structure requires monthly payments of one hundred seventy five dollars per loan serviced. The fee increases to two hundred dollars per loan should the number of loans serviced fall below one hundred. These same fees totaled $438, $407 and $290 for the years ended December 31, 2005, 2004 and 2003, respectively. None remain unpaid as of December 31, 2005 and 2004. Effective April 1, 2006, the fee structure was amended to require monthly payments of one hundred fifty dollars per loan serviced. The fee increases to two hundred dollars per loan should the number of loans serviced fall below one hundred. These same fees totaled $296 and $326 for the nine months ended September 30, 2006 and 2005, respectively. None remain unpaid as of September 30, 2006.

Inland Investment Advisors, Inc. provides investment advisory services for IRRETI’s investment securities for a monthly fee. The agreement requires IRRETI to pay a fee of 0.75% per annum (paid monthly) based on the average daily net asset value of any investments under management. Such fees are included in general and administrative expenses and totaled $96, $84 and none for the years ended December 31, 2005, 2004 and 2003, respectively. None remain unpaid as of December 31, 2005 and 2004. Effective May 1, 2006, the fee was amended allowing annual fees (paid monthly) totaling 1.0% of the first $10,000 of assets, 0.90% of assets from $10,000 to $25,000, 0.80% of assets from $25,000 to $50,000 and 0.75% of the remaining balance. These same fees totaled $155 and $89 for the nine months ended September 30, 2006 and 2005, respectively. Of these services, $31 remain unpaid as of September 30, 2006.

Inland Mortgage Corporation provides services to procure and facilitate the mortgage financing that IRRETI obtains with respect to the properties purchased. Such costs are capitalized as loan fees and amortized to interest expense over the respective loan term. During the years ended December 31, 2005 and 2004, IRRETI incurred loan fees totaling $140 and $762, respectively. None remain unpaid as of December 31, 2005 and 2004. During the nine months ended September 30, 2006 and 2005, IRRETI incurred loan fees totaling $11 and $174, respectively. None remain unpaid as of September 30, 2006.

Metropolitan Construction Services provides general contracting services for tenant improvements, on-going repairs and maintenance and capital improvement projects. During the years ended December 31, 2005, 2004 and 2003, IRRETI incurred $9,810, $7,290 and $5,706, respectively, for these services. Of these services $330 and $329 remain unpaid as of December 31, 2005 and 2004, respectively. During the nine months ended September 30, 2006 and 2005, IRRETI incurred $5,456 and $5,916, respectively, for these services. Of these services $115 remain unpaid as of September 30, 2006. IRRETI believes a substantial portion of the amount paid to by Metro is used to honor their obligations to subcontractors.

In May 2005, an affiliate of The Inland Group, Inc. purchased the building which houses IRRETI’s corporate headquarters located in Oak Brook, Illinois and assumed IRRETI’s office lease from the previous landlord. IRRETI’s annual rent was approximately $300, of which IRRETI paid approximately $175 to this affiliate for the year ended December 31, 2005. None remain unpaid as of December 31, 2005. These same fees totaled $225 and $125 for the nine months ended September 30, 2006 and 2005, respectively. None remain unpaid as of September 30, 2006.

Prior to IRRETI’s acquisition of the property management companies and former advisor on December 29, 2004, IRRETI was obligated to pay an advisor asset management fee of not more than 1% of its net asset value to its former advisor. IRRETI’s net asset value was defined as the total book value of the assets invested in equity interests and loans receivable secured by real estate, before reserves for depreciation, reserves for bad debt or other similar non-cash reserves, reduced by any mortgages payable on the respective assets. IRRETI computed its net asset value by calculating the average of these values at the end of each month for which it was calculating the fee. The fee was payable quarterly in an amount equal to 1/4 of 1% of net asset value as of the last day of the immediately preceding quarter. For any year in which IRRETI qualified as a REIT prior to the completion of the December, 2004 acquisition, IRRETI’s former advisor was required to reimburse IRRETI for certain amounts to the extent that the annual return to stockholders was less than 7%. No reimbursements from IRRETI’s former advisor were required in any year. For the years December 31, 2005, 2004 and 2003, IRRETI incurred $0, $18,958 and $15,531, respectively, of asset management fees. None remain unpaid as of December 31, 2005 and 2004.

Also prior to their acquisition, the property management companies, which were owned principally by individuals who were affiliated with IRRETI’s former advisor, were entitled to receive property management fees from IRRETI totaling 4.5% of gross operating income for management and leasing services. As a result of this acquisition, IRRETI currently owns 100% of the property management companies, and property management fee income and expense are eliminated upon consolidation for the year ended December 31, 2005. IRRETI incurred property management fees of $20,574 and $13,050 for the years ended December 31, 2004 and 2003, respectively, of which $373 remained unpaid at December 31, 2004.

IRRETI’s employee benefits, human resources policies and insurance policies are modeled after those used by The Inland Real Estate Group of Companies and were adopted by IRRETI pursuant to agreements relative to the December 2004 acquisition. These policies are administered through Inland Human Resources Services, Inc. and Inland Risk and Insurance Management Services, Inc., which IRRETI has contracted with to provide these services for IRRETI. IRRETI has chosen to use these services rather than administer them internally because IRRETI has the availability of highly experienced professionals who charge IRRETI rates it believes are billed at their cost and which it believes are at or below market. Further, IRRETI only incurs the cost for these services as it needs them and is able to avail itself of the quantity discounts and purchasing power of The Inland Real Estate Group of Companies. If IRRETI is able to obtain these services on a more favorable basis elsewhere, or if it believes it can perform them in house at less cost, it can terminate these agreements.

In addition, The Inland Real Estate Group of Companies conducts various monthly officer and staff meetings for all Inland related and non-related companies. The purpose of the meetings is to share news regarding various Inland companies as well as real estate industry trends and developments and information of mutual interest. The meetings also provide a format for individuals to communicate in an informal setting away from corporate offices. Attendance is strongly encouraged in order to maintain a dialogue among officers and staff of The Inland Group service providers, affiliates and former affiliates who have agreements with the service providers.

Pursuant to the merger agreement, IRRETI agreed to issue termination notices with respect to its agreements with the affiliated entities described above, and IRRETI and DDR are currently in discussions regarding which relationships with the above described entities will be terminated and when such termination will occur.

In addition, see “Interests of Directors and Executive Officers of IRRETI in the Merger” for additional information on the effect the merger may have on the interests of certain IRRETI directors and executive officers.

Critical Accounting Policies

General

The following disclosure pertains to accounting policies IRRETI believes are most “critical” to the portrayal of its financial condition and results of operations which require IRRETI’s most difficult, subjective or complex judgments. These judgments often result from the need to make estimates about the effect of matters that are inherently uncertain. The critical accounting policies discussed in this section are not to be confused with accounting principles and methods disclosed in accordance with GAAP. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates. This discussion addresses IRRETI’s judgment pertaining to trends, events or uncertainties which were taken into consideration upon the application of those policies and the likelihood that materially different amounts would be reported upon taking into consideration different conditions and assumptions. Should the actual results differ from IRRETI’s judgment regarding any of these accounting policies, IRRETI’s financial condition or results of operations could be negatively or positively affected.

Valuation and Allocation of Investment Property. In order to ascertain the value of an investment property, IRRETI takes into consideration many factors which require difficult, subjective or complex judgments to be made. These judgments require IRRETI to make assumptions when valuing each investment property. Such assumptions include projecting vacancy rates, rental rates, property operating expenses, capital expenditures and debt financing rates. The capitalization rate is also a significant driving factor in determining the property valuation, which requires judgment of factors such as market knowledge, historical experience, length of leases, tenant financial strength, economic conditions, demographics, environmental issues, property location, visibility, age, physical condition and investor return requirements, among others. Furthermore, at the acquisition date, IRRETI requires that every property acquired is supported by an independent appraisal. All of the aforementioned factors are taken as a whole in determining the valuation. The valuation is sensitive to the actual results of any of these uncertain factors, either individually or taken as a whole. Should the actual results differ from IRRETI’s judgment, the valuation could be negatively affected.

IRRETI allocates the purchase price of each acquired investment property between land, building and improvements, and other intangibles including acquired above and below market leases, in-place lease value and any assumed financing that is determined to be above or below market terms. In addition, IRRETI also considers whether or not to allocate a portion of the purchase price to the value of customer relationships. As of September 30, 2006, no cost has been allocated to such relationships. The allocation of the purchase price is an area that requires judgment and significant estimates. IRRETI uses the information contained in the independent appraisal obtained at acquisition as the primary basis for the allocation between land and building and improvements. IRRETI determines whether any financing assumed is above or below market based upon the comparison to financing terms for similar investment properties currently available in the marketplace. The aggregate value of intangibles is measured based on the difference between the purchase price and the property valued as if vacant. IRRETI uses independent appraisals or management’s estimates to determine the respective property values. Factors considered by management in determining the property’s as-if-vacant value include an estimate of carrying costs during the expected lease-up periods under current market conditions and costs to execute leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses as well as estimates of rentals at market rates during the expected lease-up periods of up to 24 months. Management also estimates costs to execute leases including leasing commissions, tenant improvements, legal and other related expenses. IRRETI also compares each acquired lease at the acquisition date to those terms generally prevalent in the market and considers various factors including geographical location, size of the leased premise, location of leased space within the investment property, tenant profile, and the credit risk of the tenant in determining whether the acquired lease is above or below market. After an acquired lease is determined to be above or below market, IRRETI allocates a portion of the purchase price to acquired above or below market lease intangible cost based upon the present value of the difference between the contractual lease rate and the estimated market rate. The discount rate used in the present value calculation has a significant impact on the valuation. This discount rate is based upon a “risk free rate” adjusted for factors including tenant size and creditworthiness, economic conditions and location of the property. IRRETI also allocates a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases, lost revenue, unrecovered costs and also considers various factors including geographic location and size of leased space.

Impairment of Investment Properties. IRRETI conducts an impairment analysis in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, to ensure that the property’s carrying value does not exceed its fair value. If this were to occur, IRRETI would be required to record an impairment loss. Subsequent impairment of investment properties is a significant estimate that can and does change based on IRRETI’s continuous process of analyzing each property and reviewing assumptions about inherently uncertain factors, as well as the economic condition of the property at a particular point in time.

During the fourth quarter of 2005, IRRETI recorded an asset impairment of $5,800 related to an approximately 102,000 square foot, single-user retail property located in Macon, Georgia. The tenant filed for bankruptcy in 2003, rejected the lease and vacated the property. At December 31, 2005 IRRETI determined that the carrying value of the property exceeded the fair value using present value techniques and therefore an impairment loss was recorded.

During the fourth quarter of 2004, IRRETI recorded an asset impairment of $2,056 related to an approximately 17,000 square foot, single-user retail property located in Augusta, Georgia. The tenant filed for bankruptcy in 2004, rejected the lease and vacated the property. During the fourth quarter of 2004, and after IRRETI’s diligent efforts to re-tenant the property, IRRETI decided that redeveloping the property was the most appropriate choice to enhance stockholder value.

Cost Capitalization, Depreciation and Amortization Policies. IRRETI’s policy is to review expenses paid and capitalize any items exceeding five thousand dollars which were deemed to be an upgrade or a tenant improvement. These costs are capitalized and are included in the investment property’s classification as an asset to building and improvements. In addition, IRRETI capitalizes costs incurred during the development period, including direct costs and indirect costs such as construction costs, insurance, architectural costs, legal fees, interest and other financing costs and real estate taxes. IRRETI ceases capitalization of indirect costs once it considers the property to be substantially complete and available for occupancy. It is IRRETI’s judgment that when at least 60% of the tenants receive their certificates of occupancy, the development is deemed to be substantially complete.

Building and improvements are depreciated on a straight-line basis based upon estimated useful lives of thirty years for buildings and improvements and fifteen years for site improvements as a component of depreciation and amortization expense. Tenant improvements are depreciated on a straight-line basis over the life of the related lease as a component of depreciation and amortization expense. Leasing costs are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization expense. Loan fees are amortized on a straight-line basis over the life of the related loan as a component of interest expense.

On January 1, 2002, IRRETI adopted Statement of Financial Accounting Standards No. 141 (SFAS 141) Business Combinations and Statement of Financial Accounting Standards No. 142 (SFAS 142) Goodwill and Other Intangible Assets. The adoption of these standards resulted in the recognition upon acquisition of additional intangible assets and liabilities relating to IRRETI’s real estate acquisitions since June 30, 2001. This allocation was applied to all operating properties purchased subsequent to June 30, 2001. The portion of the purchase price allocated to acquired above market lease costs and acquired below market lease costs are amortized on a straight-line basis over the life of the related lease as an adjustment to rental income. The portions of the purchase price allocated to acquired in-place leases are amortized on a straight-line basis over the remaining lease term as a component of depreciation and amortization expense.

Cost capitalization and the estimate of useful life requires IRRETI’s judgment and includes significant estimates that can and do change based on IRRETI’s process, which is to periodically analyze each property and the assumptions about uncertain inherent factors.

Goodwill. IRRETI has recorded goodwill as part of the December 2004 acquisition. These amounts are not amortized, per SFAS 141 Business Combinations, but are reviewed for possible impairment on an annual basis, or more frequently to the extent that circumstances suggest such a review is needed. In IRRETI’s judgment no impairment loss was considered necessary for the year ended December 31, 2005, and no subsequent circumstances have caused IRRETI to review goodwill for possible impairment as of September 30, 2006.

Revenue Recognition. IRRETI recognizes rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying Consolidated Balance Sheets. IRRETI anticipates collecting these amounts over the terms of the leases as scheduled rent payments are made.

Reimbursements from tenants for recoverable real estate taxes and operating expenses are accrued as revenue in the period the applicable expenditures are incurred. IRRETI makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. Should the actual results differ from IRRETI’s judgment, the estimated reimbursement could be negatively or positively affected and would be adjusted appropriately.

In conjunction with certain acquisitions, IRRETI receives payments under master lease agreements pertaining to non-revenue producing spaces either at the time of or subsequent to the purchase. GAAP requires that as these payments are received they be recorded as a reduction to the purchase price rather than as rental income. These master leases were established at the time of purchase in order to mitigate the potential negative effects of non-revenue producing spaces on rent and occupancy assumptions used in the valuation of the investment property. Master lease payments are received through a draw of funds escrowed at the time of purchase and are for a period of one to three years. There is no assurance that upon the expiration of the master lease agreements the valuation factors assumed by IRRETI pertaining to rent and occupancy will be met. Should the actual results differ from IRRETI’s judgment, the property valuation could be either negatively or positively affected and would be adjusted appropriately.

Valuation of Accounts and Rents Receivable. IRRETI takes into consideration certain factors that require judgments to be made as to the collectability of receivables. Collectability factors taken into consideration include the amount outstanding, payment history, and the financial strength of each tenant, which taken as a whole determine the valuation. There is no assurance that assumptions made by IRRETI will be met. Should the actual collection results differ from IRRETI’s judgment, the estimated allowance could be negatively affected and would be adjusted appropriately. IRRETI periodically evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreement. In addition, IRRETI also maintains an allowance for receivables arising from the straight-lining of rents. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. IRRETI exercises judgment using specific identification in establishing these allowances and considers payment history and current credit status in developing these estimates. These estimates may differ from actual results, which could be material to IRRETI’s consolidated financial statements.

REIT Status. In order to maintain its status as a REIT, IRRETI is required to distribute at least 90% of its REIT taxable income to its stockholders. In addition, IRRETI must also meet certain asset and income tests, as well as other requirements. IRRETI monitors the business and transactions that may potentially impact its REIT status. If IRRETI fails to qualify as a REIT in any taxable year it will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates.

Additional Information

In the ordinary course of business, some of IRRETI’s tenants have announced that they have filed for bankruptcy or commenced financial restructuring. Under bankruptcy laws, tenants have the right to affirm or reject their leases with IRRETI. If a tenant rejects a lease, the tenant will no longer be required to pay rent on the property. If a tenant affirms its lease, the tenant will be required to perform all obligations under the original lease. If a tenant does not reject or affirm its lease at the beginning of the bankruptcy process, there is no assurance that the lease will not be rejected in the future. In addition, certain tenants may undergo restructuring and may close some unprofitable stores. Once a space is vacated by a bankrupt or restructured tenant, unless provisions are made for early lease termination as discussed below, IRRETI’s policy is to actively attempt to re-lease the available space. IRRETI establishes loss reserves for income attributable to bankrupt or weak tenants on a case by case basis, and accordingly, believe its reserves are adequate. Management attempts to minimize losses related to bankrupt or weak tenants by strategically evaluating which spaces can be re-leased quickly at favorable rent rates. In those cases, IRRETI may allow a tenant to vacate its space prior to rejection or expiration of its lease.

Impact of Recent Accounting Principles

On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123R, (SFAS 123R), Accounting for Stock-Based Compensation as amended. SFAS 123R replaces SFAS No. 123, as amended by SFAS No. 148, which IRRETI adopted on January 1, 2003. SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements and be measured based on the fair value of the equity or liability instruments issued. SFAS 123R is effective as of the first annual reporting period that begins after June 15, 2005. The adoption of SFAS 123R is not expected to have a material effect on IRRETI’s consolidated financial statements.

Under the terms of the proposed merger with DDR, each outstanding and unexercised option to purchase IRRETI common stock (whether or not currently exercisable) will be fully accelerated and converted into the right to receive cash equal to the product of (a) the excess, if any, of $14.00 over the exercise price of the option, and (b) the number of shares of IRRETI common stock issuable pursuant to the unexercised portion of such option. IRRETI has also agreed to use its reasonable best efforts to cause each outstanding warrant to purchase IRRETI common stock to be either exercised and canceled in accordance with the terms of the warrant, or to have the warrant holder agree to receive the product of (a) the excess, if any, of $14.00 over the exercise price of the warrant, and (b) the number of shares of IRRETI common stock subject to the warrant, in exchange for cancellation of such warrant. Each share of restricted stock of IRRETI will be fully accelerated and the contractual restrictions thereon will terminate.

In May 2005, the FASB issued SFAS No. 154, (SFAS 154), Accounting Changes and Error Corrections which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement applies to all voluntary changes in accounting principle as well as changes required by new accounting pronouncements that do not have specific transaction provisions. The statement does not change the guidance in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements or a change in accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. IRRETI does not believe that the adoption of SFAS 154 will have a material effect on IRRETI’s consolidated financial statements.

In September 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) regarding EITF 05-06, Determining the Amortization Period of Leasehold Improvements. The guidance requires that leasehold improvements acquired in a business combination, or purchased subsequent to the inception of a lease, be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after September 29, 2005. EITF 05-06 did not have a material effect on IRRETI’s consolidated financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (SFAS 155), Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends FASB Statements No. 133, (Statement 133) Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement eliminates the exemption from applying Statement 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. This statement also allows a financial reporting preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS 155 is not expected to have a material effect on IRRETI’s consolidated financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS 156), Accounting for Servicing of Financial Assets. SFAS 156 amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in a variety of situations. It also requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of SFAS 156 is not expected to have a material effect on IRRETI’s consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109. FIN 48 defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. IRRETI is currently evaluating the effect of this Interpretation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. This new standard provides guidance for using fair value to measure assets and liabilities. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to have a material effect on IRRETI’s consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108) Topic 1N, Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. This Bulletin provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance in this Bulletin must be applied to financial reports covering the first fiscal year ending after November 15, 2006. IRRETI is currently evaluating the effect of this Bulletin.

Inflation

For IRRETI’s multi-tenant retail shopping centers, inflation is likely to increase rental income from leases to new tenants and lease renewals, subject to market conditions. IRRETI’s rental income and operating expenses for those properties owned, or to be owned and operated under triple-net leases are not likely to be directly affected by future inflation, since rents are or will be fixed under the leases and property expenses are the responsibility of the tenants. The capital appreciation of triple-net leased properties is likely to be influenced by interest rate fluctuations. To the extent that inflation determines interest rates, future inflation may have an effect on the capital appreciation of triple-net leased properties. As of September 30, 2006, IRRETI owned 91 single-user triple-net leased properties.

Quantitative and Qualitative Disclosures about Market Risk

Debt Obligations Market Risk

IRRETI is exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity and fund capital expenditures and expansion of its real estate investment portfolio and operations. IRRETI’s interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives IRRETI borrows primarily at fixed rates or variable rates with the lowest margins available and, in some cases, with the ability to convert variable rates to fixed rates.

The table below presents the principal amounts and weighted average interest rates by year of expected maturity to evaluate the expected cash flow and sensitivity to interest rate changes. This table only incorporates those interest rate exposures that exist as of December 31, 2005. It does not consider those interest rate exposures or positions that could arise after that date. The information presented herein is merely an estimate and has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the interest rate exposures that arise during the period and future changes in the level of interest rates.

	2006	2007	2008	2009	2010		Thereafter		Total

Maturing debt:*
Fixed-rate debt	$45,490	$92,162	$209,449	$347,273	$985,141		$388,056		$2,067,571
Variable-rate debt	29,338	173,897	31,575	4,400	—		—		239,210

	$74,828	$266,059	$241,024	$351,673	$985,141		$388,056		$2,306,781

Weighted average interest rate on maturing debt at December 31, 2005:
Fixed-rate debt	6.78%	5.68%	5.27%	5.11%	4.74%		5.72%
Variable-rate debt	4.60%	4.27%	4.57%	4.97%	N/	A	N/	A

*	The debt maturity does not include any premiums associated with debt assumed at acquisition, of which $9,052, net of accumulated amortization, is outstanding as of December 31, 2005.

The following table shows the debt maturing during the five years beginning September 30, 2006 and thereafter.

	2006	2007	2008	2009	2010		Thereafter		Total

Maturing debt:*
Fixed-rate debt	$5,342	$101,303	$200,797	$347,545	$990,305		$384,431		$2,029,723
Variable-rate debt	12,875	173,891	31,575	4,400	—		—		222,741

	$18,217	$275,194	$232,372	$351,945	$990,305		$384,431		$2,252,464

Weighted average interest rate on maturing debt at September 30, 2006:
Fixed-rate debt	6.37%	5.86%	5.17%	5.11%	4.76%		5.68%
Variable-rate debt	7.09%	6.92%	7.06%	7.18%	N/	A	N/	A

*	The debt maturity table does not include any premiums associated with debt assumed at acquisition of which $8,027, net of accumulated amortization, is outstanding as of September 30, 2006.

The fair value of mortgages payable is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of IRRETI’s mortgages is estimated to be approximately $2,222,400 at September 30, 2006. IRRETI estimates the fair value of its mortgages payable by discounting the future cash flows of each instrument at rates currently offered to IRRETI for similar debt instruments of comparable maturities by its lenders.

The principal balance of $222,741, or 9.89%, of IRRETI’s mortgages payable at September 30, 2006 have a weighted average variable interest rate of 6.95%. Each increase in the annual variable interest rate of 1.0% would increase IRRETI’s interest expense by approximately $2,200 per year.

The remaining principal balance of $2,029,723, or 90.11%, of IRRETI’s mortgages payable at September 30, 2006 have fixed interest rates with a weighted average rate of 5.09%.

The majority of IRRETI’s loans require monthly payments of interest only, although some loans require principal and interest payments as well as reserves for taxes, insurance, and certain other costs. Interest on variable-rate loans are currently based on LIBOR, plus a spread ranging from 132 to 185 basis points. Variable-rate loans may be prepaid without penalty, while fixed-rate loans generally may be prepaid with a penalty, after specific lockout periods. Individual decisions regarding interest rates, loan-to-value, fixed-rate versus variable-rate financing, maturity dates and related matters are based on the condition of the financial markets at the time the debt is placed.

IRRETI paid off or refinanced all of the debt that matured during 2005 and 2004 and during the nine months ending September 30, 2006. In those cases where maturing debt was repaid from new financing obtained, the replacement financing was for amounts which differ from the loans retired, either producing or requiring cash on a property by property basis. As part of its financing strategy, IRRETI prepares packages that are forwarded to prospective lenders. Each package contains specific details regarding each property and is designed to familiarize prospective lenders with the properties in order to allow them to provide interest rate quotes to IRRETI. IRRETI believes that this method of receiving competitive bids from lenders is the most effective means of obtaining favorable financing. Packages covering the majority of the properties IRRETI has purchased or intends to purchase have been prepared and are currently being disseminated to lenders. IRRETI expects to obtain new long-term financing or use cash or its line of credit to pay off all debt that matures in 2006 in order to achieve its objectives although there can be no assurances in that regard. However, IRRETI’s ability to incur debt is limited under the merger agreement pending closing of the merger.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no disagreements between IRRETI and its accountants or other reportable events during 2005 or during the nine months ending September 30, 2006.

IRRETI’s Investment Policies

IRRETI’s investment objectives have been to:

•	make regular distributions to its stockholders, which may be in amounts which may exceed its taxable income due to the non-cash nature of depreciation expense and, to such extent, will constitute a tax-deferred return of capital, but in no event to distribute less than 90% of taxable income;

•	provide a hedge against inflation by entering into leases which contain clauses for scheduled rent escalations or participation in the growth of tenant sales, permitting IRRETI to increase distributions and realize capital appreciation; and

•	preserve IRRETI stockholders’ capital.

IRRETI conducts its investment activities through its operating partnership, Inland Retail Real Estate Limited Partnership, or IRRELP, and IRRELP’s affiliates. It is IRRETI’s policy to acquire properties primarily for income as distinguished from primarily for possible capital gain. Although IRRETI’s articles of incorporation do not prohibit IRRETI from do so, IRRETI does not typically underwrite the securities of other issuers or invest in real estate mortgages. Generally, the IRRETI board of directors determines whether a particular property should be sold or otherwise disposed of after considering the relevant factors, including performance or projected performance of the property and market conditions, with a view toward achieving IRRETI’s principal investment objectives. Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, IRRETI also may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers. Investments are also subject to IRRETI’s policy not to be treated as an investment company under the Investment Company Act of 1940, as amended. IRRETI may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. IRRETI will not enter into a joint venture or partnership to make an investment that would not otherwise meet IRRETI’s investment policies.

IRRETI stockholders have no voting rights to implement IRRETI’s investment objectives and policies. The IRRETI board of directors has the responsibility for its investment objectives and policies. The IRRETI board of directors may not, however, make any material changes regarding the restrictions on investments set forth in IRRETI’s articles of incorporation without amending the articles of incorporation. Any such amendment to IRRETI’s articles of incorporation requires the affirmative vote of two-thirds of IRRETI’s outstanding shares of common stock.

In addition to other investment restrictions imposed by the IRRETI board of directors from time to time consistent with IRRETI’s objective to continue to qualify as a REIT, IRRETI observes the following restrictions on its investments as set forth in IRRETI’s articles of incorporation:

•	Not more than 10% of IRRETI’s total assets will be invested in unimproved real property or mortgage loans on unimproved real property. For this purpose, “unimproved real properties” does not include properties acquired for the purpose of producing rental or other operating income, properties under construction and properties under contract for development or in planning for development within one year;

•	IRRETI will not invest in commodities or commodity future contracts; however, this limitation does not apply to interest rate futures when used solely for hedging purposes;

•	IRRETI will not invest in contracts for the sale of real estate;

•	IRRETI will not invest in or make mortgage loans unless it obtains an appraisal of the underlying property;

•	Mortgage indebtedness on any property must not exceed the property’s appraised value;

•	IRRETI will not make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all outstanding mortgage loans outstanding on the property, including IRRETI’s loans, would exceed an amount equal to 85% of the appraised value of the property.

However, if there is substantial justification due to other underwriting criteria and provided that loans would not exceed the appraised value of the property at the date of the loans, IRRETI may invest in mortgage loans that exceed 85% of the appraised value of the property;

•	IRRETI will not make or invest in any mortgage loans that are subordinate to any mortgage or equity interest of any IRRETI director or their affiliates;

•	IRRETI will not invest in equity securities unless a majority of disinterested IRRETI directors, including a majority of disinterested independent IRRETI directors (independent IRRETI directors are, generally, those directors who are not and have not been affiliated with IRRETI, do not serve as a director for more than two other REITs originated by IRRETI, and perform no other services for IRRETI, except as a director), approves the transaction as being fair, competitive and commercially reasonable. Investments in entities affiliated with a director or their affiliates are subject to the restrictions on joint venture investments;

•	IRRETI will not engage in any short sale nor will IRRETI borrow on an unsecured basis if the borrowing will result in an asset coverage of less than 300%;

•	To the extent IRRETI invests in properties, a majority of IRRETI directors, including a majority of the independent IRRETI directors, must approve the consideration paid for such properties based on the fair market value of the properties. If a majority of independent IRRETI directors so determines, the fair market value will be determined by a qualified independent real estate appraiser selected by the independent IRRETI directors. If any property is acquired from any IRRETI director, or any of their affiliates, the provisions on transactions with affiliates will apply;

•	IRRETI will not invest in debt that is secured by a mortgage on real property that is subordinate to the lien of other debt, except where the amount of total debt does not exceed 90% of the appraised value of the property. The value of all of these investments may not exceed 25% of IRRETI’s tangible assets. The value of all investments in this debt that does not meet these requirements will be limited to 10% of IRRETI’s tangible assets, which would be included within the 25% limitation;

•	IRRETI will not engage in trading, as compared with investment, activities;

•	IRRETI will not engage in underwriting activities, or distribute as agent, securities issued by others;

•	IRRETI will not acquire securities in any entity holding investments or engaging in activities prohibited by the restrictions on investments set forth in the above listing. Temporary investments of cash may be in such entities; and

•	IRRETI will not purchase a property from an affiliate of IRRETI unless a majority of the directors not interested in the transaction and a majority of IRRETI’s independent directors approve the purchase as fair and reasonable to IRRETI and at a cost to us no greater than the cost of the asset to the affiliate. However, the cost to IRRETI may be greater than the cost to the affiliate if a substantial justification for the excess exists and such excess is reasonable.

STOCKHOLDER PROPOSALS

Due to the contemplated completion of the merger, IRRETI does not intend to hold a 2007 annual meeting of stockholders (“IRRETI 2007 Annual Meeting”). If, however, the merger is not completed and the IRRETI 2007 Annual Meeting is held, stockholder proposals intended to be presented at the annual meeting must be received by IRRETI no later than February 28, 2007 in order to be included in the proxy statement and form of proxy relating to that annual meeting. In order to be included in the proxy statement, such proposals must comply with the requirements as to form and substance established by the SEC for such proposals. A stockholder who wishes to make a proposal at the IRRETI 2007 Annual Meeting without submitting the proposal in the proxy statement and form of proxy relating to the annual meeting, must comply with the notice and other requirements set forth in IRRETI’s bylaws. Pursuant to IRRETI’s bylaws, that notice must be submitted in writing and delivered to the Secretary of IRRETI at its executive offices between June 17, 2007 and July 17, 2007.

LEGAL MATTERS

The validity of any DDR common shares that may be issued in connection with the merger will be passed upon for DDR by Baker & Hostetler LLP, Cleveland, Ohio.

The description of Federal Income Tax Considerations contained in the section of this proxy statement/prospectus entitled “Material United States Federal Income Tax Considerations” is based on the opinion of Duane Morris LLP.

EXPERTS

The financial statements incorporated in this proxy statement/prospectus by reference to DDR’s Current Report on Form 8-K dated October 1, 2006 and filed on December 4, 2006 and the financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of DDR for the year ended December 31, 2005 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedules of IRRETI as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

DDR and IRRETI each file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information either DDR or IRRETI files at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IRRETI’s and DDR’s SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. You may inspect information that DDR files with the New York Stock Exchange at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

DDR has filed a registration statement on Form S-4 to register with the SEC any DDR common shares to be issued to IRRETI stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of DDR in addition to being a proxy statement of IRRETI for the special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows filers to “incorporate by reference” information into this proxy statement/prospectus, which means that DDR and IRRETI can disclose important information to you by referring you to another document filed separately with the SEC. This proxy statement/prospectus incorporates by reference the documents set forth below that IRRETI has previously filed with the SEC. This proxy statement/prospectus also incorporates by reference the documents set forth below that DDR has previously filed with the SEC. These documents contain important information about DDR, IRRETI and their respective finances.

DDR’s SEC Filings

(File No. 1-11690)

•	Annual Report on Form 10-K, filed on March 2, 2006 as amended on March 10, 2006

•	Quarterly Reports on Form 10-Q filed on May 10, 2006, August 9, 2006 and November 9, 2006

•	Current Report on Form 8-K filed on December 7, 2006

•	Current Report on Form 8-K filed on December 5, 2006

•	Current Reports on Form 8-K filed on December 4, 2006 (two reports)

•	Current Report on Form 8-K filed on November 30, 2006

•	Current Report on Form 8-K filed on November 3, 2006 (excluding the information furnished, not filed, thereunder)

•	Current Report on Form 8-K filed on October 27, 2006 (under Item 5.02 only)

•	Current Report on Form 8-K filed on October 23, 2006 (excluding the information furnished, not filed, thereunder)

•	Current Report on Form 8-K filed on October 2, 2006

•	Current Report on Form 8-K filed on September 1, 2006

•	Current Report on Form 8-K filed on August 23, 2006

•	Current Reports on Form 8-K filed on August 22, 2006 (two reports)

•	Current Report on Form 8-K filed on July 6, 2006

•	Current Report on Form 8-K filed on March 10, 2006

•	The description of DDR common shares contained in the Registration Statement on Form 8-A filed on January 26, 1993 and all amendments or reports filed with the SEC for the purpose of updating such description.

IRRETI’s SEC Filings

(File No. 000-30413)

•	Annual Report on Form 10-K, filed on March 8, 2006 as amended on April 28, 2006

•	Quarterly Reports on Form 10-Q filed on May 4, 2006, July 31, 2006 and November 13, 2006

•	Current Report on Form 8-K filed on December 20, 2006

•	Current Reports on Form 8-K filed on December 8, 2006 (two reports)

•	Current Report on Form 8-K filed on December 5, 2006

•	Current Report on Form 8-K filed on November 13, 2006

•	Current Report on Form 8-K filed on November 1, 2006

•	Current Report on Form 8-K filed on October 31, 2006

•	Current Report on Form 8-K filed on October 27, 2006

•	Current Report on Form 8-K filed on October 24, 2006

•	Current Report on Form 8-K filed on October 18, 2006

•	Current Report on Form 8-K filed on July 12, 2006

•	Current Report on Form 8-K filed on May 23, 2006

•	Current Report on Form 8-K filed on April 12, 2006

•	Current Report on Form 8-K filed on March 21, 2006

•	Current Report on Form 8-K filed on March 7, 2006

•	Current Report on Form 8-K filed on February 2, 2006

•	Current Report on Form 8-K filed on January 18, 2006

•	Definitive Proxy Statement on Schedule 14A, dated October 5, 2006

Each of DDR and IRRETI also is incorporating by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this proxy statement/prospectus and the date of the special meeting.

The information incorporated by reference is deemed to be part of this proxy statement/prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus will be deemed modified, superseded or replaced for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this proxy statement/prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced will not be deemed, except as so modified, superseded or replaced, to constitute a part of this proxy statement/prospectus.

DDR has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to DDR, and IRRETI has supplied all such information relating to IRRETI.

If you are an IRRETI stockholder, IRRETI may have sent you some of the documents incorporated by reference, and has included with this proxy statement/prospectus IRRETI’s Annual Report on Form 10-K, filed on March 8, 2006, as amended on April 28, 2006, and IRRETI’s Quarterly Report on Form 10-Q filed on November 13, 2006, but you can obtain any of them through the applicable company or the SEC. Documents incorporated by reference are available from the applicable company without charge, excluding all exhibits unless the applicable company has specifically incorporated by reference an exhibit in this proxy statement/prospectus. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the applicable company at the following addresses:

Developers Diversified Realty Corporation	Inland Retail Real Estate Trust, Inc.
3300 Enterprise Parkway	2901 Butterfield Road
Beachwood, Ohio 44122	Oak Brook, Illinois 60523
Attention: Investor Relations	Attn: Investor Relations
Telephone: (877) DDR-LEAD	Telephone: (800) 348-9192

If you would like to request documents from either DDR or IRRETI, please do so by February 15, 2007 to receive them before the special meeting.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the IRRETI proposal to approve the merger agreement and the merger. Neither IRRETI nor DDR has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated January 3, 2007. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than January 3, 2007, and neither the mailing of the proxy statement/prospectus to stockholders nor the issuance of DDR common shares in the merger shall create any implication to the contrary.

IRRETI urges its stockholders to obtain a current quote for DDR common shares before voting.

DEVELOPERS DIVERSIFIED REALTY CORPORATION

INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2006	F-3
Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2006	F-8
Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2005	F-12

DEVELOPERS DIVERSIFIED REALTY CORPORATION

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated balance sheet is presented as if DDR’s probable merger with IRRETI and the TIAA-CREF Joint Venture occurred on September 30, 2006. The unaudited pro forma condensed consolidated balance sheet does not purport to represent what the actual financial position of DDR would have been at September 30, 2006, nor does it purport to represent the future financial position of DDR.

The unaudited pro forma condensed consolidated statements of operations are presented as if the probable merger with IRRETI, the TIAA-CREF Joint Venture and DDR’s acquisition of 15 properties from the Caribbean Property Group, LLC (“CPG Properties”) in January 2005 had occurred on January 1, 2005. The following unaudited pro forma information is based upon the historical consolidated results of operations of DDR for the nine months ended September 30, 2006 and the year ended December 31, 2005, giving effect to the transactions described above.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of DDR and IRRETI included in DDR’s and IRRETI’s Quarterly Reports on Form 10-Q for the nine months ended September 30, 2006 and DDR’s Current Report on Form 8-K filed on December 4, 2006 (which financial statements reflect the impact of property sales as discontinued operations pursuant to the provisions of SFAS No. 144 — “Accounting for the Impairment or Disposal of Long-Lived Assets”) and IRRETI’s Annual Report on Form 10-K for the year ended December 31, 2005, as amended, all of which are incorporated by reference into this proxy statement/prospectus. The following unaudited condensed consolidated pro forma statements of operations exclude the results from discontinued operations. Amounts, including share numbers, set forth in the unaudited pro forma condensed consolidated financial statements and the footnotes thereto are in thousands, except for per share data.

The unaudited pro forma condensed consolidated financial statements do not purport to represent what the actual results of operations of DDR would have been assuming the transactions had been completed as set forth above, nor do they purport to represent DDR’s results of operations for future periods. DDR intends to account for the merger utilizing the purchase method of accounting as provided by SFAS No. 141. The pro forma adjustments relating to the merger are based on DDR’s preliminary purchase price allocation and certain estimates. DDR expects to engage an appraiser in the first quarter of 2007 to perform a valuation of the real estate and certain other assets. In addition, certain assumptions have been made with regard to DDR’s anticipated financing and issuance of common shares. As a result, the amounts included in the pro forma adjustments are preliminary and subject to change. There can be no assurance that the final adjustments will not be materially different from those included herein.

DEVELOPERS DIVERSIFIED REALTY CORPORATION

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
September 30, 2006
(In thousands)
(Unaudited)

			Pro Forma Adjustments (Unaudited)
	DDR	IRRETI	TIAA-CREF		IRRETI		DDR
	Historical	Historical	Joint Venture(a)		Merger(a)		Pro Forma

Assets
Real estate, net	$6,573,061	$3,733,150	$(1,903,907	)(b)	$958,093	(b)	$9,360,397
Cash and cash equivalents	48,431	38,670	—		—		87,101
Investments in and advances to joint ventures	133,643	22,626	—		192,448	(c)	348,717
Notes receivable	24,250	27,444	—		—		51,694
Real estate held for sale	19,126	—	—		—		19,126
Other assets	218,997	383,282	(23,768	)(d)	(120,448	)(d)	458,063

	$7,017,508	$4,205,172	$(1,927,675)		$1,030,093		$10,325,098

Liabilities and Shareholders’ Equity
Unsecured indebtedness:
Fixed rate notes	$2,217,501	$—	$—		$—		$2,217,501
Revolving credit facilities	125,000	—	—		624,068	(e)	749,068
Bridge facility	—	—	—		715,000	(e)	715,000

	2,342,501	—	—		1,339,068		3,681,569

Secured indebtedness:
Variable-rate term debt	400,000	—	—		100,000	(e)	500,000
Mortgage and other secured indebtedness	1,335,783	2,264,467	(278,140	)(f)	(1,364,675	)(f)	1,957,435

	1,735,783	2,264,467	(278,140)		(1,264,675)		2,457,435

Total indebtedness	4,078,284	2,264,467	(278,140)		74,393		6,139,004
Accounts payable and accrued expenses	151,067	47,323	—		—		198,390
Dividend payable	71,211	18,205	—		—		89,416
Other liabilities	86,299	62,655	(16,865	)(g)	82,712	(g)	214,801

	4,386,861	2,392,650	(295,005)		157,105		6,641,611
Minority equity interest	105,432	—	—		—		105,432
Operating partnership minority interests	18,021	—	—		—		18,021

	4,510,314	2,392,650	(295,005)		157,105		6,765,064
Shareholders’ equity:
Class F — 8.6% cumulative redeemable preferred shares	150,000	—	—		—		150,000
Class G — 8.0% cumulative redeemable preferred shares	180,000	—	—		—		180,000
Class H — 7.375% cumulative redeemable preferred shares	205,000	—	—		—		205,000
Class I — 7.5% cumulative redeemable preferred shares	170,000	—	—		—		170,000
Common shares	10,974	2,632	—		(831	)(h)	12,775
Paid-in-capital	1,961,053	2,403,679	(1,632,670	)(i)	280,030	(i)	3,012,092
Accumulated distributions in excess of net income	(143,510)	(598,747)	—		598,747	(j)	(143,510)
Deferred obligation	12,386	—	—		—		12,386
Accumulated other comprehensive income	6,204	4,958	—		(4,958	)(j)	6,204
Less: Common shares in treasury	(44,913)	—	—		—		(44,913)

	2,507,194	1,812,522	(1,632,670)		872,988		3,560,034

	$7,017,508	$4,205,172	$(1,927,675)		$1,030,093		$10,325,098

(a)	Represents adjustments to record the merger based upon the assumed purchase price of $3.1 billion after adjusting for the sale of approximately $3.1 billion of real estate assets by IRRETI to the 15% DDR owned TIAA-CREF Joint Venture (see Note c). The calculation of the merger acquisition cost is as follows:

Assumes $4.00 per share of IRRETI common stock is funded through the issuance of 18.0 million of DDR’s common shares(1)	$1,052,840
Assumption of IRRETI’s liabilities	111,319
Assumption of secured indebtedness	628,250
Adjustment to IRRETI’s secured indebtedness to reflect fair value	(6,598)
Borrowings under the Bridge Facility(2)	715,000
Borrowings under DDR’s existing revolving credit facilities	435,286
Borrowings under DDR’s existing secured term loan	100,000
Transaction costs	82,712

Total merger acquisition cost	$3,118,809

The following represents the estimated transaction costs:
Employee termination costs(3)	$27,974
Investment advisory fees	23,016
Debt assumption and prepayment costs	13,662
Legal, accounting and other acquisition related costs	18,060

$82,712

(1)	Share issuance assumes a market value of $58.46 per DDR common share, based upon the average of the closing prices of DDR’s common shares between October 19, 2006 and October 24, 2006. The final number of common shares to be issued will not be known more than two trading days prior to IRRETI’s special meeting.

(2)	DDR has received a commitment from a major lending institution to fund up to $1,650,000 of the total merger cost (“Bridge Facility”). For purposes of these pro forma financial statements, the assumption is made that DDR will borrow $715,000 under this Bridge Facility. However, there can be no assurance that DDR will finance the transaction as described or will not subsequently enter into alternate financing arrangements, including long-term debt or equity financing or the potential sale of assets to third parties or equity affiliates, to fund all or a portion of the merger cost. The Bridge Facility has an initial six-month term with one, three-month extension option. DDR expects to obtain an additional three-month extension option bringing the total term to 12 months. The Bridge Facility will bear interest at LIBOR plus 75 basis points.

(3)	Determined in accordance with EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.”

(b)	Represents the sale of approximately $3.1 billion of IRRETI’s assets to the TIAA-CREF Joint Venture offset by the difference between the historical cost of IRRETI’s remaining real estate assets and the estimated fair market value. DDR expects to engage an appraiser in the first quarter of 2007 to perform certain valuations of the real estate assets. Therefore, the purchase price allocation is preliminary and subject to change.

The formation of the TIAA-CREF Joint Venture and related acquisition of the remaining assets by DDR is as follows:

Estimated fair market value of DDR acquired real estate assets (including transaction costs and negative goodwill)		$2,787,336
Less: Total historical IRRETI real estate assets	(3,733,150)
Excludes historical IRRETI real estate assets sold to the TIAA-CREF Joint Venture	1,903,907

		(1,829,243)

Estimated increase in fair value of real estate assets acquired by DDR		$958,093

(c)	Represents the formation of the TIAA-CREF Joint Venture to acquire up to 67 properties from IRRETI in connection with DDR’s merger with IRRETI. DDR’s effective equity interest in the joint venture is 15%. Although an agreement has been executed with respect to the joint venture, there can be no assurance that the probable acquisition will be completed. Also includes an estimated fair market value adjustment of an existing IRRETI 20% joint venture interest.

The net increase in investments in and advances to joint ventures is comprised of the following:

Estimated fair market value of joint venture assets	$3,041,800
Less: Anticipated unsecured financing(1)(2)	(1,500,000)
Less: Fair market value of assumed secured indebtedness	(283,255)

1,258,545
DDR’s ownership interest	15%

DDR investment in TIAA-CREF Joint Venture	$188,782

Estimated fair market value adjustment of IRRETI unconsolidated joint venture acquired	3,666

$192,448

(1)	The TIAA-CREF Joint Venture has received a commitment from a major lending institution to fund up to $1,500,000 of the total acquisition cost (“Joint Venture Bridge Facility”). For purposes of these pro forma financial statements, the assumption is made that the TIAA-CREF Joint Venture will fully utilize this bridge facility. However, there can be no assurance that the TIAA-CREF Joint Venture will not subsequently enter into alternate financing arrangements. The Joint Venture Bridge Facility has an initial six-month term. The joint venture expects to obtain two, three-month extension options bringing the total term to 12 months. The Joint Venture Bridge Facility bears interest at LIBOR plus 75 basis points.

(2)	In connection with the TIAA-CREF Joint Venture formation and probable acquisition of real estate assets from IRRETI, the TIAA-CREF Joint Venture purchased two interest rate swaptions with notional amounts of $0.5 billion and $0.75 billion. The swaptions cap the mid-market swap rate on $0.5 billion of future five year fixed-rate debt at 5.72% and on $0.75 billion of future ten year fixed-rate debt at 5.78% at a combined cost of $2,840. Both swaptions mature on May 1, 2007. The swaptions have not been designated as qualifying hedges pursuant to the provisions of Statement of Financial Accounting Standards (SFAS) No. 133. Accordingly, changes in fair value will be marked-to-market through earnings. The swaptions were acquired to economically hedge the variability in cash flows associated with the TIAA-CREF Joint Venture’s forecasted issuance of fixed-rate indebtedness. TIAA-CREF will be obligated to fund its proportionate share of the cost and be entitled to the economic benefits (if any) of the swaptions upon the closing of the probable acquisition. However, the swaptions have been guaranteed by DDR. Neither DDR nor the TIAA-CREF Joint Venture has included the cost of the swaptions or the economic benefits in these pro forma financial statements.

(d)	Represents the net decrease in other assets as follows:

Other Assets:
Elimination of IRRETI’s straight-line rent receivable, net, which arose from the historical straight-lining of rental revenue and was not assigned any value in the allocation of the merger acquisition cost		$(37,572)
Write off of IRRETI’s deferred financing and leasing costs which were not assigned any value in the allocation of the merger acquisition cost		(14,321)
Record estimated deferred financing costs associated with the Bridge Facility utilized to fund $715,000 of the IRRETI merger acquisition cost		4,674

		(47,219)
Intangible Assets:
Write off of IRRETI’s intangible assets excluding the value associated with above-market leases, primarily related to historical acquisitions(1)	$(167,131)
Excludes historical IRRETI intangible assets sold to TIAA-CREF Joint Venture(1)	23,768

		(143,363)
Write off of goodwill recorded by IRRETI in connection with a 2004 business combination		(52,757)
Record estimated intangible assets from the acquisition(2)		122,891

		(73,229)

		$(120,448)

(1)	The amount recorded by IRRETI for above-market leases, net, at September 30, 2006 is $14,259 (excluding the value associated with those assets sold to the TIAA-CREF Joint Venture of $23,768). DDR does not have sufficient information to support a significant change in the value for the above-market leases. As a result, until a third party appraisal is obtained, DDR is maintaining the historical values assigned by IRRETI. DDR expects to engage an appraiser in the first quarter of 2007 to perform a review of certain leases for purposes of establishing a value associated with both above- and below-market leases. Therefore, the purchase price allocation is preliminary and subject to change.

(2)	Estimated fair market value of in-place lease values and tenant relationship values associated with the IRRETI acquisition. The initial estimate was based on a preliminary analysis which included experience with prior acquisitions as well as an initial consultation with a third-party appraiser. DDR expects to engage an appraiser in the first quarter of 2007 to perform a review of certain leases for purposes of establishing a value associated with these intangible assets. Therefore, the purchase price allocation is preliminary and subject to change.

(e)	Represents funds drawn on the Bridge Facility and DDR’s existing revolving credit facilities and secured term loan to fund the merger acquisition cost, TIAA-CREF Joint Venture equity investment and IRRETI debt prepayment. There can be no assurance that DDR will finance the transaction as described or will not subsequently enter into alternate financing arrangements including long-term debt or equity financing or the potential sale of assets to third parties or equity affiliates, to fund all or a portion of the merger acquisition cost.

(f)	Represents the net decrease in secured indebtedness as follows:

Prepayment of IRRETI secured indebtedness	$(1,364,675)
Assumption of historical IRRETI secured indebtedness by TIAA-CREF Joint Venture	(278,140)

$(1,642,815)

The remaining IRRETI secured indebtedness assumed, aggregating $621,652, represents the estimated fair market value of the debt.

(g)	Represents transaction costs of $82,712 (less the $16,865 in below-market leases associated with the assets sold to the TIAA-CREF Joint Venture). The IRRETI balance at September 30, 2006 includes $10,878 for below-market leases, net. DDR does not have sufficient information to support a significant change in the value for the below-market leases. As a result, until a third party appraisal is obtained, DDR is maintaining the historical values assigned by IRRETI. DDR expects to engage an appraiser in the first quarter of 2007 to perform a review of certain leases for purposes of establishing a value associated with both above- and below-market leases. Therefore, the purchase price allocation is preliminary and subject to change.

(h)	To record the stated value, $0.10 per share, for approximately 18.0 million DDR common shares to be issued ($1,801) and to eliminate the par value of common stock recorded by IRRETI ($2,632).

(i)	Reflects the net adjustments to additional paid-in-capital as follows:

Issuance of 18.0 million DDR common shares based on an assumed payment of $4.00 per share of IRRETI common stock (see Note (a))		$1,052,840
Less: Stated value of DDR common shares issued to IRRETI stockholders (see Note (h))		(1,801)
Elimination of total historical IRRETI paid-in-capital	(2,403,679)
Excludes historical IRRETI paid-in-capital allocated to the TIAA-CREF Joint Venture	1,632,670

		(771,009)

Net increase in paid-in-capital allocated to DDR		$280,030

(j)	Elimination of IRRETI equity accounts consistent with the purchase method of accounting.

DEVELOPERS DIVERSIFIED REALTY CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2006
(In thousands, except per share data)
(Unaudited)

					Pro Forma Adjustments (Unaudited)
	DDR	IRRETI	Reclassifications	IRRETI	TIAA-CREF		IRRETI		DDR
	Historical	Historical	(a)	Adjusted	Joint Venture		Merger		Pro Forma

Revenues from rental properties	$561,518	$369,199	$—	$369,199	$(187,294	)(b)	$—		$743,423
Management fee and other fee related income	19,199	—	—	—	—		16,189	(c)	35,388
Other income	25,625	10,144	5,545	15,689	(5,228	)(b)	—		36,086

	606,342	379,343	5,545	384,888	(192,522)		16,189		814,897

Operating and maintenance	82,481	52,859	—	52,859	(22,491	)(b)	—		112,849
Real estate taxes	70,959	42,683	—	42,683	(22,615	)(b)	—		91,027
General and administrative	45,805	8,768	—	8,768			—	(d)	54,573
Depreciation and amortization	143,309	108,314	—	108,314	(54,275	)(b)	22	(e)	202,932
							5,562	(f)

	342,554	212,624	—	212,624	(99,381)		5,584		461,381

Other income (expense):
Interest income	7,586	—	3,936	3,936	—		—		11,522
Interest expense	(164,812)	(91,790)	—	(91,790)	—		305	(g)	(256,297)
Other income (expense)	464	9,184	(9,184)	—	315	(b)	—		779

	(156,762)	(82,606)	(5,248)	(87,854)	315		305		(243,996)
Income before equity in net income of joint ventures, income tax of taxable REIT subsidiaries and franchise taxes, and minority interests	107,026	84,113	297	84,410	(92,826)		10,910		109,520
Equity in net income of joint ventures	22,956	—	(297)	(297)	—		(1,211	)(h)	21,448
Income tax of taxable REIT subsidiaries and franchise taxes	2,646	—	—	—	—		—		2,646
Minority interests	(6,504)	—	—	—	—		—		(6,504)

Income from continuing operations	126,124	84,113	—	84,113	(92,826)		9,699		127,110
Preferred dividends	(41,377)	—	—	—	—		—		(41,377)

Income applicable to common shareholders from continuing operations	$84,747	$84,113	$—	$84,113	$(92,826)		$9,699		$85,733

Per share data:
Basic earnings per share data:
Income applicable to common shareholders from continuing operations	$1.33								$1.16 (i)

Diluted earnings per share data:
Income applicable to common shareholders from continuing operations	$1.33								$1.15 (i)

Weighted average number of common shares (in thousands):
Basic	109,124								127,135

Diluted	109,714								127,725

(a)	Represents reclassifications of IRRETI historical results to conform to DDR’s financial statement presentation.

(b)	Represents the formation of the effective 15% DDR owned TIAA-CREF Joint Venture which will acquire up to 67 properties previously consolidated by IRRETI. All historic operating activity for the 67 properties has been eliminated due to the sale of the properties to the TIAA-CREF Joint Venture.

(c)	Estimated management fee, asset management fee and acquisition fee income assumed to be earned by DDR from the TIAA-CREF Joint Venture. The management fee is based upon a contractual rate of 4% of IRRETI historical property revenues from the properties sold to the TIAA-CREF Joint Venture. The asset management fee is based upon a contractual rate of 25 basis points of joint venture equity. The acquisition fee is based upon a contractual rate of 25 basis points of the acquisition value of which DDR only recognizes revenue relating to the outside partner ownership interest or 85%.

(d)	There has been no adjustment to IRRETI’s historical general and administrative expenses. However, DDR management believes there will be a reduction in such expenses. There can be no assurance that DDR will be successful in realizing anticipated cost savings.

(e)	To reflect depreciation expense utilizing a 31.5 year life for buildings. Depreciation expense is calculated based on a preliminary purchase price allocation. The adjustment is calculated as follows:

Fair market value of tangible real estate assets	$2,787,336
Less: Non-depreciable real estate assets	(836,201)

Depreciable buildings and improvements	$1,951,135

Depreciation expense based on 31.5 year life for nine months	$46,456
Less: Depreciation expense recorded by IRRETI	(46,434)

Depreciation expense adjustment	$22

The allocation of the fair market value of real estate assets between buildings and improvements and non-depreciable real estate, principally land, is preliminary and based upon certain estimates.

(f)	To reflect amortization expense for intangible assets, primarily in-place lease values and tenant relationship values, as follows:

Amortization expense estimated based upon a weighted seven-year life for nine months (see Note (d) (2) to the pro forma balance sheet)	$13,167
Less: Amortization expense recorded by IRRETI	(7,605)

$5,562

(g)	To reflect the decrease in interest expense as follows:

Eliminate historical interest expense reported by IRRETI	$(91,790)
Record interest expense relating to the newly established Bridge Facility (principal — $715,000)	30,905
Record interest expense associated with the TIAA-CREF Joint Venture investment borrowed under DDR’s revolving credit facilities (principal — $188,782)	7,947
Record interest expense on DDR’s revolving credit facilities (principal — $435,286)	18,324
Record interest expense on DDR’s secured term loan (principal — $100,000)	4,397
Record interest expense at fair market value for assumed secured indebtedness (principal — $621,652)	25,774
Amortization of deferred financing costs relating to the Bridge Facility	4,138

$(305)

Assumes the acquisition cost is partially funded by the Bridge Facility borrowings which bear interest at LIBOR plus 75 basis points. Approximately $621,652 of existing secured indebtedness is assumed at a weighted average market interest rate of approximately 5.5%. The remaining funding required of $624,068 is assumed to be borrowed against DDR’s existing revolving credit facilities and secured term loan which bear interest at LIBOR plus 60 basis points and 85 basis points, respectively. However, there can be no assurance that DDR will finance the transaction as described or will not subsequently enter into alternate financing arrangements, including long-term debt or equity financing or the potential sale of assets to third parties or equity affiliates, to fund all or a portion of the merger cost.

Since the interest rates on the Bridge Facility, revolving credit facilities and secured term loan are based on a spread over LIBOR, the rates will periodically change. If the interest rates on the incremental borrowings under these credit facilities increases or decreases by 12.5 basis points, the following adjustment would be made to interest expense:

Adjustment to nine month interest expense if rate increases 12.5 basis points	$1,349
Adjustment to nine month interest expense if rate decreases 12.5 basis points	$(1,349)

(h)	Represents the estimated equity in net income from the 15% DDR owned equity ownership in the TIAA-CREF Joint Venture. The amount was calculated using the historical property revenues, operating and maintenance expenses, real estate taxes, general and administrative expenses and other income. Depreciation and amortization expense was calculated based upon the estimated fair market value of the related assets and the estimated useful lives. The asset management fee was calculated pursuant to the contractual rate (see Note c). Interest expense was calculated based upon the fair market value of the assumed indebtedness and the stated variable interest rate of the Joint Venture Bridge Facility. A summary is as follows:

Revenues from operations (historical results)	$192,837
Rental operation expenses	(52,764)
Depreciation and amortization expense	(63,733)
Asset management fee	(2,322)
Interest expense	(82,091)

Net income (loss)	$(8,073)

DDR’s proportionate share of net income (loss)	$(1,211)

(i)	Pro forma income per common share is based upon the weighted-average number of DDR common shares assumed to be outstanding during the first nine months of 2006 and includes 18.0 million shares assumed to be issued in conjunction with the merger. The final number of DDR common shares assumed to be issued in connection with the merger will not be known more than two trading days prior to IRRETI’s special meeting.

In accordance with SFAS No. 128, basic and diluted earnings per share from continuing operations is calculated as follows:

Income from continuing operations	$127,110
Add: Gain on disposition of real estate(1)	61,124
Less: Preferred share dividends	(41,377)

Basic and diluted — Income from continuing operations and applicable to common shareholders	$146,857

Number of shares:
Basic — average shares outstanding	127,135
Effect of dilutive securities:
Stock options	535
Restricted stock	55

Diluted average shares outstanding	127,725

Per share data:
Basic earnings:
Income applicable to common shareholders from continuing operations	$1.16
Diluted earnings:
Income applicable to common shareholders from continuing operations	$1.15

(1)	Amount represents actual gain on sale of assets from DDR for the nine months ended September 30, 2006

DEVELOPERS DIVERSIFIED REALTY CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005
(In thousands, except per share data)
(Unaudited)

							Pro Forma Adjustments (Unaudited)
	DDR	CPG		IRRETI	Reclassifications	IRRETI	TIAA-CREF		IRRETI		DDR
	Historical	Properties		Historical	(e)	Adjusted	Joint Venture		Merger		Pro forma

Revenues from rental properties	$676,423	$7,903	(a)	$490,903	$(2,629)	$488,274	$(247,970	)(f)	$—		$924,630
Management fee and other fee related income	19,657	42	(a)	—	—	—	—		19,390	(g)	39,089
Other income	26,935	—		1,349	6,321	7,670	(618	)(f)	—		33,987

	723,015	7,945		492,252	3,692	495,944	(248,588)		19,390		997,706

Operating and maintenance	97,989	1,882	(a)	68,152	(1,526)	66,626	(28,307	)(f)	—		138,190
Real estate taxes	85,061	262	(a)	54,375	—	54,375	(29,201	)(f)	—		110,497
General and administrative	54,048	43	(c)	8,180	835	9,015	—		—	(h)	63,106
Depreciation and amortization	164,027	1,781	(b)	144,179	(117)	144,062	(71,800	)(f)	642	(i)	245,305
									6,593	(j)
Provision for asset impairment	—	—		5,800	—	5,800	—		—		5,800

	401,125	3,968		280,686	(808)	279,878	(129,308)		7,235		562,898

Other income (expense)
Interest income	10,078	—		—	2,623	2,623	—		—		12,701
Interest expense	(181,630)	(2,426	)(d)	(119,478)	(53)	(119,531)	—		21,399	(k)	(282,188)
Other income (expense)	(2,532)	—		7,061	(7,061)	—	(8	)(f)	—		(2,540)

	(174,084)	(2,426)		(112,417)	(4,491)	(116,908)	(8)		21,399		(272,027)
Income before equity in net income of joint ventures, income tax of taxable REIT subsidiaries and franchise taxes, and minority interests	147,806	1,551		99,149	9	99,158	(119,288)		33,554		162,781
Equity in net income of joint ventures	34,873	—		—	(9)	(9)	—		1,327	(l)	36,191
Income tax of taxable REIT subsidiaries and franchise taxes	(342)	—		—	—	—	—		—		(342)
Minority interests	(7,881)	—		—	—	—	—		—		(7,881)

Income from continuing operations	174,456	1,551		99,149	—	99,149	(119,288)		34,881		190,749
Preferred dividends	(55,169)	—		—	—	—	—		—		(55,169)

Income applicable to common shareholders from continuing operations	$119,287	$1,551		$99,149	$—	$99,149	$(119,288)		$34,881		$135,580

Per share data:
Basic earnings per share data:
Income applicable to common shareholders from continuing operations	$1.91										$1.77 (m)

Diluted earnings per share data:
Income applicable to common shareholders from continuing operations	$1.90										$1.76 (m)

Weighted average
number of common shares (in thousands):
Basic	108,310										126,322

Diluted	109,142										127,154

(a)	Reflects the revenues and certain expenses of the 15 CPG Properties for the period January 1, 2005 to the date of acquisition.

(b)	To reflect depreciation and amortization expense associated with the CPG Properties. The adjustment is calculated as follows:

Fair market value of tangible real estate assets	$1,173,778
Less: Non-depreciable real estate assets	(442,929)

Depreciable buildings and improvements	$730,849

Intangible assets	$12,622

Depreciation expense based on 10 to 31.5 year lives	$23,500
Amortization expense based on 4 to 31.5 year lives	1,169

Total depreciation and amortization expense	$24,669

Depreciation and amortization expense adjustment through the date of acquisition	$1,781

(c)	The general and administrative expenses of DDR have been adjusted by $43 to reflect the estimated increased expenses expected to be incurred associated with additional operating personnel and related costs attributable to the increase in DDR’s portfolio of properties resulting from the addition of the CPG Properties.

(d)	Reflects an increase in interest expense as follows:

Estimated interest expense on DDR’s revolving credit facilities ($482.3 at 2.2%)	$759
Mortgage debt assumed (5.4%)	2,569
Amortization of excess fair value over historical cost of debt assumed	(902)

Total interest	$2,426

Assumes utilization of DDR’s revolving credit facilities, which bore interest at LIBOR plus 80 basis points. Since the interest rate on the revolving credit facilities is based on a spread over LIBOR, the rates will periodically change. Mortgage debt includes a fair market value adjustment of approximately $11.6 based on rates for debt with similar terms and remaining maturities as of January 2005.

If the interest rate on the revolving credit facilities and variable rate mortgages, based upon a principal amount of $1,047.3, increases or decreases by 12.5 basis points, the following adjustment would be made to interest expense on an annualized basis:

Adjustment to interest expense if rate increases 12.5 basis points	$1,309
Adjustment to interest expense if rate decreases 12.5 basis points	$(1,309)

(e)	Represents reclassifications of IRRETI historical results to conform to DDR’s financial statement presentation.

(f)	Represents the formation of the effective 15% DDR owned TIAA-CREF Joint Venture which will acquire up to 67 properties previously consolidated by IRRETI. All historic operating activity for the 67 properties has been eliminated due to the sale of the properties to the TIAA-CREF Joint Venture.

(g)	Estimated management fee, asset management fee and acquisition fee income assumed to be earned by DDR from the TIAA-CREF Joint Venture. The management fee is based upon a contractual rate of 4% of IRRETI historical property revenues from the properties sold to the TIAA-CREF Joint Venture. The asset management fee is based upon a contractual rate of 25 basis points of joint venture equity. The acquisition fee is based upon a contractual rate of 25 basis points of the acquisition value of which DDR only recognizes revenue relating to the outside partner ownership interest or 85%.

(h)	There has been no adjustment to IRRETI’s historical general and administrative expenses. However, DDR management believes there will be a reduction in such expenses. There can be no assurance that DDR will be successful in realizing anticipated cost savings.

(i)	To reflect depreciation expense utilizing a 31.5 year life for buildings. Depreciation expense is calculated based on a preliminary purchase price allocation. The adjustment is calculated as follows:

Fair market value of tangible real estate assets	$2,787,336
Less: Non-depreciable real estate assets	(836,201)

Depreciable buildings and improvements	$1,951,135

Depreciation expense based on 31.5 year life	$61,941
Less: Depreciation expense recorded by IRRETI	(61,299)

Depreciation expense adjustment	$642

The allocation of the fair market value of real estate assets between buildings and improvements and non-depreciable real estate, principally land, is preliminary and based upon certain estimates.

(j)	To reflect amortization expense for intangible assets, primarily in-place lease values and tenant relationship values, as follows:

Amortization expense estimated based upon a weighted seven-year life (see Note (d) (2) to pro forma balance sheet)	$17,556
Elimination of historical amortization expense recorded by IRRETI	(10,963)

$6,593

(k)	To reflect the decrease in interest expense as follows:

Eliminate historical interest expense reported by IRRETI	$(119,478)
Record interest expense relating to the newly established Bridge Facility (principal — $715,000)	29,517
Record interest expense associated with the TIAA-CREF Joint Venture investment borrowed under DDR’s revolving credit facilities (principal — $188,782)	7,652
Record interest expense on DDR’s revolving credit facilities (principal — $435,286)	17,643
Record interest expense on DDR’s secured term loan (principal — $100,000)	4,228
Record interest expense at fair market value for assumed secured indebtedness (principal — $621,652)	34,365
Amortization of deferred financing costs relating to the Bridge Facility	4,674

$(21,399)

Assumes the acquisition cost is partially funded by $715,000 in the Bridge Facility borrowings which bear interest at LIBOR plus 75 basis points. Approximately $621,652 of existing secured indebtedness is assumed at a weighted average market interest rate of approximately 5.5%. The remaining funding required of $624,068 is assumed to be borrowed against DDR’s existing revolving credit facilities and secured term loan which bore interest at LIBOR plus 67.5 basis points and 85 basis points, respectively. However, there can be no assurance that DDR will finance the transaction as described or will not subsequently enter into alternate financing arrangements including long-term debt or equity financing or the potential sale of assets to third parties or equity affiliates, to fund all or a portion of the merger cost.

Since the interest rates on the Bridge Facility, revolving credit facilities and secured term loan are based on a spread over LIBOR, the rates will periodically change. If the interest rates on the incremental borrowings under these credit facilities increases or decreases by 12.5 basis points, the following adjustment would be made to interest expense:

Adjustment to interest expense if rate increases 12.5 basis points	$1,799
Adjustment to interest expense if rate decreases 12.5 basis points	$(1,799)

(l)	Represents the estimated equity in net income from the 15% DDR owned equity ownership in the TIAA-CREF Joint Venture. The amount was calculated using the historical property revenues, operating and maintenance expenses, real estate taxes, general and administrative expenses and other income. Depreciation and amortization expense was calculated based upon the estimated fair market value of the related assets and the estimated useful lives. The asset management fee was calculated pursuant to the contractual rate (see Note g). Interest expense was calculated based upon the fair market value of the assumed indebtedness and the stated variable interest rate of the Joint Venture Bridge Facility. A summary is as follows:

Revenues from operations (historical results)	$248,588
Rental operation expenses	(67,591)
Depreciation and amortization expense	(84,977)
Asset management fee	(3,096)
Interest expense	(84,074)

Net income	$8,850

DDR’s proportionate share of net income	$1,327

(m)	Pro forma income per common share is based upon the weighted-average number of DDR common shares assumed to be outstanding during 2005 and includes 18.0 million shares assumed to be issued in conjunction with the merger. The final number of DDR common shares assumed to be issued in connection with the merger will not be known more than two trading days prior to IRRETI’s special meeting.

In accordance with SFAS No. 128, basic and diluted earnings per share from continuing operations is calculated as follows:

Income from continuing operations	$190,749
Add: Gain on disposition of real estate(1)	88,140
Less: Preferred share dividends	(55,169)

Basic and diluted — Income from continuing operations and applicable to common shareholders	$223,720

Number of shares:
Basic — average shares outstanding	126,322
Effect of dilutive securities:
Stock options	677
Restricted stock	155

Diluted average shares outstanding	127,154

Per share data:
Basic earnings:
Income applicable to common shareholders from continuing operations	$1.77
Diluted earnings:
Income applicable to common shareholders from continuing operations	$1.76

(1)	Amount represents actual gain on sale of assets from DDR for the year ended December 31, 2005.

Annex A

AGREEMENT AND PLAN OF MERGER
DATED AS OF OCTOBER 20, 2006
BY AND AMONG
INLAND RETAIL REAL ESTATE TRUST, INC.,
DEVELOPERS DIVERSIFIED REALTY CORPORATION
AND
DDR IRR ACQUISITION LLC

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 20, 2006, is by and among Inland Retail Real Estate Trust, Inc., a Maryland corporation (the “Company”), Developers Diversified Realty Corporation, an Ohio corporation (“Parent”), and DDR IRR Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company (the “Company Board”), on the recommendation of a sub committee of the Company Board (the “Sub Committee”), has unanimously determined that the merger of the Company with and into Merger Sub (the “Merger”) is advisable and fair to, and in the best interests of, the Company and the holders of the common stock of the Company, par value $.01 per share (the “Company Common Stock”);

WHEREAS, the Board of Directors of Parent has unanimously determined that the Merger and this Agreement are advisable and fair to, and in the best interests of, Parent and the holders of common shares of the Parent, par value $0.01 per share (“Parent Common Shares”);

WHEREAS, Parent, as the sole member of Merger Sub, has determined that the Merger and this Agreement are advisable and fair to, and in the best interests of, Merger Sub and Parent as its sole member;

WHEREAS, each of the Board of Directors of Parent and the Company Board have approved this Agreement, the Merger and the other transactions contemplated by this Agreement on the terms and conditions contained in this Agreement;

WHEREAS, Parent, as the sole member of Merger Sub, has approved this Agreement, the Merger and the transactions contemplated by this Agreement pursuant to action taken by unanimous written consent in accordance with the requirements of the Delaware Limited Liability Company Act (the “DLLC Act”) and the certificate of formation and limited liability company agreement of Merger Sub; and

WHEREAS, Parent, the Company and Merger Sub intend that for U.S. federal and applicable state income tax purposes the Merger shall be treated as a taxable disposition by the Company of all of the Company’s assets in exchange for the Merger Consideration (as hereinafter defined), and the assumption of the Company’s liabilities, followed by a liquidating distribution of such Merger Consideration to the holders of the Company Common Stock pursuant to Section 331 and Section 562 of the Code.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1  THE MERGER. At the Effective Time (as hereinafter defined) and upon the terms and subject to the conditions of this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the DLLC Act, the Company shall be merged with and into Merger Sub. Following the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving entity (the “Surviving Entity”) and as a wholly owned subsidiary of Parent. The limited liability company existence of Merger Sub, with all its purposes, rights, privileges, franchises, powers and objects, shall continue unaffected and unimpaired by the Merger and, as the Surviving Entity, it shall be governed by the laws of the State of Delaware.

Section 1.2  EFFECTIVE TIME. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing such articles and certificate of merger or other appropriate documents (in any such case, the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland and the Secretary of State of the State of Delaware, as applicable, in such form as required by, and executed in accordance with, the relevant provisions of the MGCL and the DLLC Act and shall make all other filings, recordings or publications required by the MGCL and the DLLC Act in connection with the Merger. The Merger shall become effective at the time specified in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.3  CLOSING OF THE MERGER. Unless this Agreement shall have been terminated by either Parent or the Company pursuant to the provisions of Section 8.1, the closing of the Merger (the “Closing”) will take place (a) at 10:00 a.m., Chicago time, as soon as practicable, but in no event later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Duane Morris LLP Chicago, Illinois; or (b) at such other time, date or place as agreed to in writing by the parties hereto (such date and time on and at which the Closing occurs being referred to herein as the “Closing Date”). At the Closing, the documents, certificates, opinions and instruments referred to in Article VII shall be executed and delivered to the applicable party.

Section 1.4  EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the MGCL and the DLLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Entity.

Section 1.5  LIMITED LIABILITY COMPANY AGREEMENT. The limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of Surviving Entity until thereafter amended as provided therein or by law (the “LLC Agreement”).

Section 1.6  MEMBERS AND OFFICERS OF SURVIVING ENTITY.

(a) Parent, the sole member of Merger Sub immediately prior to the Effective Time, shall be the sole member of the Surviving Entity, and the officers of Merger Sub, if any, immediately prior to the Effective Time shall be the initial officers of Surviving Entity, each to hold office in accordance with the terms of the LLC Agreement.

(b) Each of the current directors and officers of the Company shall resign from such positions and any other position that each such director or officer may hold in any of the Company’s subsidiaries, such resignation to be effective as of and upon the Effective Time.

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF STOCK;
EFFECTS ON MERGER SUB INTERESTS

Section 2.1  CONVERSION OF COMPANY CAPITAL STOCK; EFFECTS OF MERGER ON MERGER SUB INTERESTS. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

(a) Subject to this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(c) but including restricted shares granted pursuant to the Company Option Plans (as hereinafter defined)) shall automatically be converted into, and shall be cancelled in exchange for, the right to receive the Merger Consideration. The “Merger Consideration” means the Cash Consideration, together with, if applicable, the Stock Consideration (as hereinafter defined). The “Cash Consideration” means an amount in cash, without interest, equal to the sum of (i) $14.00 and (ii) $0.069167 multiplied by the quotient obtained by dividing (x) the number of days between (I) the last day of the last month for which full monthly dividends on the Company Common Stock have been declared and paid and (II) the Closing Date (including the Closing Date), by (y) the total number of days in the month during which the Closing Date occurs, without interest, subject to adjustment as provided in Section 2.10 and Section 6.10.

(b) All shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented such shares of Company Common Stock (a “Certificate”) shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive (i) the Merger Consideration, (ii) any cash in lieu of fractional Parent Common Shares, if any, to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.4(b), (iii) with respect to the Stock Consideration, if any, any dividends or distributions in accordance with Section 2.5 and (iv) any unpaid dividend declared by the Company in respect of Company Common Stock in accordance with Section 6.10, in each case without interest.

(c) Each share of Company Common Stock held in treasury and not outstanding immediately prior to the Effective Time shall be canceled and retired and cease to exist and no payment or distribution shall be made with respect thereto.

(d) Each limited liability company interest in Merger Sub issued and outstanding immediately prior to the Effective Time shall remain as issued and outstanding limited liability company interest of the Surviving Entity.

Section 2.2  EXCHANGE OF CERTIFICATES.

(a) Prior to the Effective Time, Parent shall designate KeyCorp or another agent reasonably acceptable to Parent and the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, Parent shall deliver to the Paying Agent (i) certificates (or have entered by way of book-entry) representing Parent Common Shares sufficient to deliver the aggregate Stock Consideration, if any, (ii) cash sufficient to deliver the Cash Consideration payable to holders of Certificates, (iii) cash in respect of the Company Warrant Consideration payable to holders of Company Warrants who have executed Warrant Cash Out Agreements at or prior to the Effective Time, and (iv) an estimated amount of cash in lieu of fractional shares, if any, payable pursuant to Section 2.4(b). The Paying Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Shares held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto. The Paying Agent shall cause the cash, Parent Common Shares, if any, dividends or distributions with respect thereto and cash in lieu of fractional shares, if any, deposited by Parent to be (x) held for the benefit of holders of Certificates and holders of Company Warrants who executed and delivered a Cash Out Agreement at or prior to the Effective Time and, as applicable, (ii) promptly applied to making the exchanges and payments provided for in this Section 2.2 and in Sections 2.3 and 2.4(b). Such cash, Parent Common Shares, dividends or distributions with respect thereto and cash in lieu of fractional shares shall not be used for any purpose that is not provided for herein.

(b) As soon as reasonably practicable after the Effective Time (and in any event not later than five (5) Business Days after the Effective Time), the Paying Agent shall mail to each holder of record of a Certificate or Certificates whose shares were converted into the right to receive the Merger Consideration a letter of transmittal in a form prepared prior to the Effective Time and reasonably acceptable to the Company and Parent (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and the cash, if any, in lieu of fractional shares pursuant to Section 2.4(b). Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, after giving effect to any required Tax withholding pursuant to Section 2.2(e), (i) cash in respect of the Cash Consideration which such holder has the right to receive pursuant to Section 2.1(a), (ii) a certificate in respect of the Stock Consideration representing that number of whole Parent Common Shares, if any, which such holder has the right to receive pursuant to Section 2.1(a), (iii) cash in lieu of any fractional Parent Common Share to which such holder is entitled pursuant to Section 2.4(b), (iv) any dividends or distributions to which such holder is entitled pursuant to Section 2.5, in each case without interest, and the Certificate so surrendered shall forthwith be canceled, and (v) any unpaid dividend or distribution declared by the Company in respect of Company Common Stock in accordance with Section 6.10, in each case without interest. The Paying Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(c) Each outstanding Certificate that prior to the Effective Time represented Company Common Stock and which is not surrendered to the Paying Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Paying Agent, be deemed to evidence the right to receive the Merger Consideration into which such Company Common Stock shall have been converted. After the Effective Time, (i) there shall be no further transfer on the records of the Company of Certificates representing shares of Company Common Stock and if such Certificates are presented to the Company for transfer, they shall be cancelled against delivery of certificates for the Merger Consideration, and (ii) the holders of Certificates shall cease to have rights with respect to the Company Common Stock represented by such Certificates, except the right to receive the Merger Consideration against delivery of such Certificates in accordance with the terms of this Agreement. Parent shall not be obligated to deliver the Merger Consideration to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Company Common Stock for exchange as provided in this Section 2.2, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required by Parent or the Paying Agent. If any certificates evidencing Parent Common Shares are to be issued in a name other than that in which the Certificate evidencing Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the Person requesting such exchange pay to the Paying Agent any transfer or other tax required by reason of the issuance of a certificate for Parent Common Shares in any name other than that of the registered holder of the Certificate surrendered, or otherwise establish to the satisfaction of the Paying Agent that such tax has been paid or is not payable.

(d) Any portion of the Merger Consideration that remains unclaimed by the stockholders of the Company for one year after the Effective Time (as well as any proceeds from any investment thereof) shall upon demand be delivered by the Paying Agent to Parent. Any stockholders of Company who have not theretofore complied with this Article II shall thereafter look only to Parent for the consideration deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, without any interest thereon. Neither the Paying Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Parent and the Paying Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto.

(e) Parent, Merger Sub (in its capacity as the Surviving Entity or otherwise), the Company, and/or the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration, the Company Option Consideration or the Company Warrant Consideration, as the case may be, otherwise payable pursuant to this Agreement to the holders of shares of Company Common Stock, Company Stock Options, Dissenting Shares or Company Warrants, as applicable, such amounts, if any, as are required to be deducted or withheld under any provision of U.S. federal tax Law, or any provision of state, local or foreign tax Law, with respect to the making of such payment. Amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holders of shares of Company Common Stock, Company Stock Options, Dissenting Shares or Company Warrants, as applicable, in respect of which such deduction or withholding was made.

(f) The Paying Agent shall invest any cash it so receives, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

(g) If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable amount as the Surviving Entity may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and, if applicable, any unpaid dividend or distribution on the Parent Common Shares deliverable in respect thereof and any cash in lieu of fractional shares, in each case, due to such Person pursuant to this Agreement.

Section 2.3  COMPANY WARRANTS. From and after the date hereof until the Effective Time, the Company shall use its reasonable best efforts in accordance with applicable law to (a) cause each outstanding Company Warrant to be exercised and cancelled in accordance with its terms or (b) cause the holder of any unexercised Company Warrant to enter into an agreement with the Company, in form and substance reasonably satisfactory to Parent (each, a “Warrant Cash Out Agreement”), pursuant to which the holder of such Company Warrant agrees to receive from the Surviving Entity, subject to the consummation of the Merger and in exchange for the cancellation of such Company Warrant, an amount equal to the excess, if any, of (x) $14.00 over (y) the per share exercise price of such Company Warrant, multiplied by the number of shares subject to such Company Warrant at the Effective Time (such amount, the “Company Warrant Consideration”). If the exercise price per share of any Company Warrant is equal to or greater than the Merger Consideration, the Company shall use its reasonable best efforts to cause the holder thereof to enter into an agreement pursuant to which such Company Warrant shall be canceled at the Effective Time without any cash payment being made in respect thereof (“Warrant Cancellation Agreement”).

Section 2.4  NO FRACTIONAL SHARES OF PARENT COMMON SHARES.

(a) No certificates or scrip of Parent Common Shares representing fractional Parent Common Shares shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Parent or a holder of Parent Common Shares.

(b) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Common Share shall receive from Parent, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of an applicable Parent Common Share multiplied by (ii) the Parent Common Share Value (as hereinafter defined).

Section 2.5  DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Common Shares that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional Parent Common Shares shall be paid to any such holder pursuant to Section 2.4(b) until such holder shall surrender such Certificate in accordance with Section 2.2. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to such holder of Parent Common Shares issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional Parent Common Shares to which such holder is entitled pursuant to Section 2.4(b) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Common Shares, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Common Shares.

Section 2.6  NO LIABILITY. None of Parent, Merger Sub, the Company, the Surviving Entity or the Paying Agent shall be liable to any Person in respect of any Merger Consideration, any dividends or distributions with respect thereto or any cash in lieu of fractional Parent Common Shares, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to one (1) year after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, any dividends or distributions payable to the holder of such Certificate or any cash payable in lieu of fractional Parent Common Shares pursuant to this Article II, would otherwise escheat to or become the property of any Governmental Entity (as hereinafter defined)), any such Merger Consideration, dividends or distributions in respect thereof or such cash shall, to the extent permitted by applicable Law, be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with the provisions of this Article II shall thereafter look only to Parent only as general creditors thereof for satisfaction of their claims for the payment of such Merger Consideration (without any interest thereon).

Section 2.7  DISSENTERS’ RIGHTS. Notwithstanding any provision hereof, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected appraisal rights, if any, under Title 3, Subtitle 2, of the MGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but the holders of Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Title 3, Subtitle 2, of the MGCL; PROVIDED, HOWEVER, that if any such holder shall have failed to perfect or shall effectively withdraw or lose his, her or its right, if any, to appraisal and payment under the MGCL, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive Merger Consideration, and such shares of Company Common Stock shall no longer be Dissenting Shares. The Company shall give Parent prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the MGCL by a holder of Dissenting Shares and received by the Company. The Parent shall conduct and control all negotiations and proceedings with respect to demands for appraisal under the MGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.8  STOCK OPTIONS AND RESTRICTED STOCK.

(a) Effective as of the Effective Time, the Company shall (i) terminate the Company Option Plans, and (ii) cancel at the Effective Time each Company Stock Option (as hereinafter defined) that is outstanding and unexercised as of the Effective Time. Each holder of a Company Stock Option that is outstanding and unexercised at the Effective Time pursuant to any Company Option Plan shall be entitled to receive from the Surviving Entity, subject to the consummation of the Merger and in exchange for cancellation of the Company Stock Option, an amount equal to the excess, if any, of (x) $14.00 over (y) the per share exercise price of such Company Stock Option, multiplied by the number of shares subject to the Company Stock Option at the Effective Time (the “Company Option Consideration”). Any such payments shall be subject to all applicable Tax withholding requirements and shall be made as soon as practicable following the Effective Time. If the exercise price per share of any such Company Stock Option is equal to or greater than the Merger Consideration, the Company shall take all necessary and appropriate actions so that such Company Stock Option shall be canceled at the Effective Time without any cash payment being made in respect thereof.

(b) Immediately prior to the Effective Time, and subject to the consummation of the Merger, the Company and Company Board (or, if appropriate, any committee thereof) shall cause the vesting of each share of outstanding restricted Company Common Stock granted under the Company Option Plans to be fully accelerated and the contractual restrictions thereon to terminate. Each share of restricted Company Common Stock will be considered an outstanding share of Company Common Stock for all purposes of this Agreement, including the right to receive the Merger Consideration.

(c) The Company shall take all corporate actions necessary to effectuate the treatment of Company Stock Options and restricted Company Common Stock contemplated by this Section 2.8, and to ensure that (i) all awards issued under any Company Option Plans shall be settled as of the Effective Time, and (ii) neither any holder of Company Stock Options and restricted Company Common Stock nor any other participant in any Company Option Plan shall have any right thereunder to acquire any securities of the Company, the Surviving Entity, Parent, or any of their respective subsidiaries or to receive any payment or benefit with respect to any award previously granted under the Company Option Plans except as provided in this Section 2.8.

Section 2.9  SECTION 16 MATTERS. Each individual party to this Agreement, including the Company, Parent, Merger Sub, and Surviving Entity shall take such steps, if any, as may be required to provide that, with respect to each Section 16 Affiliate (as defined below) any dispositions of Company equity securities (including Company Stock Options and other derivative securities) or other acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement, shall be exempt under Rule 16b-3 promulgated under the Exchange Act (as hereinafter defined), in accordance with the terms and conditions set forth in that certain No-Action Letter, dated January 12, 1999 (CCH Fed. Sec. L. Rep. 77.515). For purposes of this Agreement, “Section 16 Affiliate” shall mean each individual who (i) immediately prior to the Effective Time is a director or officer of the Company, or (ii) at the Effective Time will become a director or officer of Parent or Surviving Entity.

Section 2.10  PARENT STOCK ELECTION.

(a) Parent shall be entitled, by delivery to the Company of written notice at any time prior to the date which is 15 days prior to the date of the Company Stockholders’ Meeting (as hereinafter defined) (the date such notice is delivered, “Announcement Date”), to elect (the “Stock Election”) to include Stock Consideration as a part of the Merger Consideration and to reduce the amount of the Cash Consideration, all in accordance with and as set forth in the following and the definitions of the various terms set forth below. In the event the Stock Election is made, and not revoked in accordance with paragraph (c) below, the following adjustments shall be made:

(i) the Cash Consideration shall be decreased by an amount specified by Parent pursuant to the notice of Stock Election (the “Stock Election Amount”); PROVIDED, HOWEVER, that in no event shall the Stock Election Amount exceed $4.00 per share; and

(ii) the Stock Consideration shall be a number of Parent Common Shares equal to the Stock Election Amount divided by the Parent Common Share Value.

(b) As soon as practicable after the Announcement Date, Parent and the Company shall issue a joint press release announcing Parent’s election, subject to its right of revocation, to include Stock Consideration in the Merger Consideration, the Cash Consideration and the Stock Election Amount, and as soon as the Parent Common Share Value is determinable, Parent and the Company shall issue a joint press release announcing the amount of the Stock Consideration.

(c) Parent may revoke the Stock Election at any time, provided that no such revocation may be made if such revocation would make it reasonably necessary, based upon the advice of the Company’s outside counsel, to delay the Company Stockholders’ Meeting for more than 10 Business Days. Following any such revocation, the Cash Consideration shall again be as defined in Section 2.1(a) and the Merger Consideration shall not include any Stock Consideration. As soon as practicable after any such revocation, Parent and the Company shall issue a joint press release announcing such revocation.

Section 2.11  ADJUSTMENT TO STOCK CONSIDERATION. In the event that, after the date on which the Parent Common Share Value is determined and prior to the Effective Time, the Parent Common Shares or Company Common Stock, as the case may be, issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of Parent or the Company, as the case may be, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Stock Consideration, if any.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to each of Parent and Merger Sub as follows (provided, that for purposes of Article III only, each Company Non-Subsidiary Entity shall be deemed to be a subsidiary of the Company, except that each representation and warranty as to such Company Non-Subsidiary Entity shall only be made to the Knowledge of the Company):

Section 3.1  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

(a) The Company and each of its subsidiaries is a corporation or legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization (except where the failure to be in good standing would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect (as hereinafter defined) on the Company) and has all requisite corporate, partnership, limited liability company or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by the Company to be conducted.

(b) The articles of incorporation of the Company are in effect, and no dissolution, revocation or forfeiture proceedings regarding the Company or any of the Company’s subsidiaries have been commenced.

(c) Section 3.1(c) of the Company Disclosure Schedule sets forth:

(i) each subsidiary of the Company;

(ii) the legal form of each of the Company’s subsidiaries, including the state or country of formation;

(iii) the identity and ownership interest of each of the Company’s subsidiaries that is held by the Company or its subsidiaries, and with respect to third party owners, the identity and ownership interest as set forth in the operative documents, in each case, including but not limited to the amount of securities of such subsidiary owned by such owner; and

(iv) each jurisdiction in which each of the Company’s subsidiaries is qualified or licensed to do business.

Except as listed in Section 3.1(c) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, beneficially or of record, any shares of stock or other security of any other entity or any other investment in any other entity, which would be a subsidiary of the Company.

(d) The Company and each of its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

(e) Except as set forth in Section 3.1(e) of the Company Disclosure Schedule, all the outstanding shares of capital stock or other voting securities of each of the Company’s subsidiaries that is a corporation (A) have been validly issued and are fully paid and nonassessable, (B) are owned by the Company or by one of the Company’s subsidiaries, and (C) are owned, directly or indirectly, free and clear of any Lien (as hereinafter defined) (including any restriction on the right to vote or sell the same, except as may be provided as a matter of Law), and all equity interests in each of the Company’s subsidiaries that is a partnership, joint venture, limited liability company or trust which are owned by the Company, by one of the Company’s subsidiaries or by the Company and one of the Company’s subsidiaries are owned free and clear of any Lien (including any restriction on the right to vote or sell the same, except as may be provided as a matter of Law). For purposes of this Agreement, “Lien” means, with respect to any asset (including any security), any mortgage, claim, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

(f) The Company has made available to Parent correct and complete copies of (i) the articles of incorporation and bylaws of the Company and the articles of incorporation, articles of organization, bylaws, partnership agreements, joint ventures and operating agreements or similar organizational documents of each of the Company’s subsidiaries, each as currently in effect (collectively, the “Organizational Documents”), and (ii) minute books of the Company for which minute books are maintained for the period since January 1, 2003. All Organizational Documents are in full force and effect. The minute books referred to in clause (ii) of this Section 3.1(f) accurately reflect in all material respects all action of the stockholders, the Company Board and any committees of the Company Board taken during the period referred to in such clause.

Section 3.2  CAPITALIZATION.

(a) As of the date of this Agreement, the authorized stock of the Company consists of: (i) 500,000,000 shares of Company Common Stock, $0.01 par value, of which 263,984,740 shares are issued and outstanding, which includes 9,203 shares of restricted Company Common Stock issued and outstanding pursuant to the Company Option Plans, and (ii) 10,000,000 shares of Company Preferred Stock, $0.01 par value (the “Company Preferred Stock”), of which none have been classified by the Company Board and of which none are issued and outstanding. All of the issued and outstanding shares of Company Common Stock have been validly issued, and are duly authorized, fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, (i) 46,848 shares of Company Common Stock are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding options to purchase shares of Company Common Stock (“Company Stock Options”), (ii) 1,567 shares of Company Common Stock are reserved for issuance or otherwise deliverable pursuant to outstanding elections to purchase Company Common Stock under the Distribution Reinvestment Plan or the Employee Stock Purchase Plan, and (iii) 5,977,242 shares of Company Common Stock are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding warrants to purchase shares of Company Common Stock (the “Company Warrants”), and there are no shares of Company Common Stock that are reserved or set aside for issuance other than with respect to the foregoing. Since June 30, 2006, no shares of Company Common Stock have been issued or reserved for issuance or have become outstanding except as set forth in Section 3.2(a) of the Company Disclosure Schedule or as a result of issuance of Company Common Stock pursuant to the Distribution Reinvestment Plan or exercise of Company Stock Options or Company Warrants already in existence on such date. Except as set forth above or in Section 3.2(a) of the Company Disclosure Schedule, there are no outstanding (i) shares of stock or other voting securities of the Company; (ii) securities of the Company convertible into or exchangeable for shares of stock or voting securities of the Company; (iii) options or other rights to acquire from the Company, and no obligations of the Company to issue, any stock, voting securities or securities convertible into or exchangeable for stock or voting securities of the Company; and (iv) equity equivalents, interests in the ownership or earnings of the Company or other similar rights ((i) through (iv) collectively, “Company Securities”). Other than pursuant to the Share Repurchase Program, there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. Section 3.2(a) of the Company Disclosure Schedule sets forth for each holder of Company Stock Options and Company Warrants the following information: name of holder, exercise price, date of grant, and number of shares of Company Common Stock subject to issuance thereunder.

(b) Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are (i) no securities of the Company’s subsidiaries convertible into or exchangeable for shares of stock or voting securities of the Company’s subsidiaries; (ii) no options or other rights to acquire from the Company’s subsidiaries, and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly of, any stock or other ownership interests in, or any other securities of, any subsidiary of the Company; (iii) no obligations of the Company’s subsidiaries to issue any stock, voting securities or securities convertible into or exchangeable for stock or voting securities of the Company’s subsidiaries; and (iv) no equity equivalents, interests in the ownership or earnings of the Company’s subsidiaries or other similar rights. There are no outstanding obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of stock or other ownership interests in any subsidiary of the Company. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is bound relating to the voting of any shares of stock of the Company or any subsidiary of the Company.

(c) All dividends or distributions on shares of Company Common Stock and Company Preferred Stock which have been authorized or declared prior to the date of this Agreement have been paid in full.

(d) Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, neither the Company nor any of the Company’s subsidiaries owns directly or indirectly any interest or investment (whether equity or debt, other than intercompany loans) in any corporation, partnership, limited liability company, joint venture, business trust or entity (other than investments in short-term investment securities). With respect to such interests and investments, the Company and each of the Company’s subsidiaries owns such interests and investments free and clear of all Liens.

Section 3.3  AUTHORITY RELATIVE TO THIS AGREEMENT; STOCKHOLDER APPROVAL.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. No other corporate proceedings on the part of the Company or any of its subsidiaries are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger and this Agreement, to the extent required by Law (as hereinafter defined), and the Company Requisite Vote (as hereinafter defined)). This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by the Bankruptcy Exceptions.

(b) The Sub Committee, by unanimous vote, duly and validly determined that the Merger is advisable to the stockholders of the Company, authorized the execution and delivery of this Agreement and approved the consummation of the Merger and the other transactions contemplated hereby, and resolved to recommend that the Company Board approve and declare the advisability of Merger. The Company Board has, by unanimous vote, duly and validly determined that the Merger is advisable to the stockholders of the Company, authorized the execution and delivery of this Agreement and approved the consummation of the Merger and the other transactions contemplated hereby, and taken all corporate actions required to be taken by the Company Board for the consummation of the Merger and the other transactions contemplated hereby. No other corporate proceedings on the part of the Company or any of its subsidiaries are necessary to authorize this Agreement, the performance by the Company of its obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby (other than, with respect to the Merger and this Agreement, the Company Requisite Vote). The Company Board has directed that this Agreement and the Merger be submitted to the stockholders of the Company for their approval to the extent required by Law. The affirmative approval of the Merger by the holders of shares of Company Common Stock representing at least two-thirds of all votes entitled to be cast by the holders of all outstanding shares of Company Common Stock as of the record date for the Company Stockholder’ Meeting (the “Company Requisite Vote”) is the only vote of the holders of any class or series of stock of the Company necessary to adopt this Agreement and approve the Merger.

Section 3.4  REPORTS; FINANCIAL STATEMENTS. Except as set forth in Section 3.4 of the Company Disclosure Schedule, the Company has timely filed all required forms, reports and documents with the SEC since January 1, 2004, each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in each case, the rules and regulations promulgated thereunder applicable to such forms, reports and documents, each as in effect on the dates such forms, reports and documents were filed, except to the extent that such forms, reports and documents have been modified, amended or superseded by later forms, reports and documents filed prior to the date of this Agreement. The Company has made available to Parent, in the form filed with the SEC (including any amendments thereto), (i) its Annual Reports on Form 10-K for each of the fiscal years ended December 31, 2003, 2004 and 2005, respectively, (ii) all definitive proxy statements relating to the Company’s meetings of stockholders (whether annual or special) held since January 1, 2004, and (iii) all other reports or registration statements filed by the Company with the SEC since January 1, 2004 (collectively, the “Company SEC Reports”). The Company has made available to the Parent copies of all SEC comment letters addressed to the Company since January 1, 2004. Except as set forth in Section 3.4 of the Company Disclosure Schedule, none of such forms, reports or documents, including any financial statements or schedules included or incorporated by reference therein, contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that such statements have been modified, amended or superseded by later Company SEC Reports filed prior to the date of this Agreement. The Company has complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (the “S-Ox Act”), including, without limitation, all certifications and internal controls required pursuant to the S-Ox Act. Except as set forth in Section 3.4 of the Company Disclosure Schedule, the consolidated financial statements of the Company included in the Company SEC Reports (except to the extent such statements have been amended or modified by later Company SEC Reports filed prior to the date of this Agreement) filed prior to the date of this Agreement complied as to form in all material respects with applicable accounting standards and the published rules and regulations of the SEC with respect thereto and fairly present in all material respects, in conformity with generally accepted accounting principles (“GAAP”) (except, in the case of interim financial statements, as permitted by the applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Reports. The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that the Company maintains records that in reasonable detail accurately and fairly reflect its transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are executed only in accordance with authorizations of management and the Company Board and (iv) regarding prevention of timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements. Except as disclosed in the Company SEC Reports, the Company has not identified as of the date hereof any material weaknesses in the design or operation of the Company’s internal control over financial reporting. There are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or, to the Knowledge of the Company, threatened in each case regarding any accounting practices of the Company or any malfeasance by any director or executive officer of the Company.

Section 3.5  NO UNDISCLOSED LIABILITIES. Except as set forth in Section 3.5 of the Company Disclosure Schedule or the Company SEC Reports filed prior to the date of this Agreement, none of the Company or its subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth in a consolidated balance sheet of the Company or in the notes thereto, except for any such liabilities or obligations which would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, after taking into account any assets acquired or services provided in connection with the incurrence of such liabilities or obligations.

Section 3.6  ABSENCE OF CHANGES. Except as disclosed in Section 3.6 of the Company Disclosure Schedule or the Company SEC Reports filed prior to the date of this Agreement, since the date of the most recent audited financial statements included in the Company SEC Reports filed prior to the date of this Agreement (the “Company Financial Statement Date”), the Company and its subsidiaries have conducted their business only in the usual, regular and ordinary course consistent with past practice, and (a) there have not been any events, occurrences, developments or state of circumstances or facts that have had, individually or in the aggregate, a Material Adverse Effect on the Company, nor has there been any event, occurrence or development that would have or would reasonably be likely to have, individually or in the aggregate, a

Material Adverse Effect on the Company, (b) except for regular monthly distributions (in the case of the Company) not in excess of $0.069167 per share of Company Common Stock with customary record and payment dates, there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any shares of Company Stock, (c) there has not been any split, combination or reclassification of any shares of Company Stock or any capital stock of any subsidiary or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, or giving the right to acquire by exchange or exercise, shares of its beneficial interest or any issuance of an ownership interest in, any of the Company’s subsidiaries, except as contemplated by this Agreement, (d) there has not been any damage, destruction or loss, whether or not covered by insurance, that has had, would have or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, (e) there has not been any change made prior to the date of this Agreement in accounting principles or material accounting practices by the Company or any of the Company’s subsidiaries, except insofar as may have been disclosed in the Company SEC Reports filed prior to the date of this Agreement or required by a change in GAAP, or (f) there has not been any amendment of any employment, consulting, severance, retention or any other agreement between the Company or any subsidiary and any officer of the Company or any subsidiary.

Section 3.7  CONSENTS AND APPROVALS; NO VIOLATIONS. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky Laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other Antitrust Law (as hereinafter defined), the filing and recordation of the Articles of Merger as required by the MGCL and the DLLC Act and as otherwise set forth in Section 3.7 to the Company Disclosure Schedule, no filing with or notice to, and no permit, authorization, consent or approval of, (i) any court or tribunal or administrative, governmental or regulatory body, agency or authority (a “Governmental Entity”) or (ii) any other third party, is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger or any of the other transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as set forth in Section 3.7 of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the Merger or any of the other transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective articles or bylaws (or similar organizational documents) of the Company or any of its subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien or result in the reduction or loss of any material benefit) under, any of the terms, conditions or provisions of any loan, note, bond, mortgage, credit agreement, reciprocal easement agreement, permit, concession, franchise, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or any Company Permit (as hereinafter defined), or (iii) violate any foreign or domestic law, Order, ordinance, award, stipulation, statute, judicial or administrative doctrine, rule or regulation entered by a Governmental Entity (“Law”) applicable to the Company or any of its subsidiaries or any of their respective properties or assets, in each case with respect to (ii) and (iii) above, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, and the Federal Trade Commission Act, as amended.

Section 3.8  LITIGATION. As of the date of this Agreement, except (i) as listed in Section 3.8 of the Company Disclosure Schedule, (ii) as set forth in the Company SEC Reports filed prior to the date of this Agreement, or (iii) for suits, claims, actions, proceedings or investigations arising from the usual, regular and ordinary course of operations of the Company involving (A) eviction or collection matters or (B) personal injury or other tort litigation which are covered by insurance (subject to customary deductibles) or for which all material costs and liabilities arising therefrom are reimbursable pursuant to common area maintenance or similar agreements, there is no suit, claim, action, proceeding or investigation pending or, to the Company’s

Knowledge, threatened in writing against the Company or any of its subsidiaries or any of its or their respective properties or assets that (1) involves amounts in excess of $1,000,000 individually or $5,000,000 in the aggregate or (2) questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the Merger. Except as set forth in Section 3.8 of the Company Disclosure Schedule and other than as set forth in the Company SEC Reports filed prior to the date of this Agreement, none of the Company or its subsidiaries is subject to any outstanding Order.

Section 3.9  COMPLIANCE WITH APPLICABLE LAW. The Company and each of its subsidiaries hold all permits, licenses, variances, exemptions, Orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except for Company Permits the absence of which would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and each of its subsidiaries are in compliance with the terms of the Company Permits, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. The businesses of the Company and each of its subsidiaries are not being conducted in violation of any Law applicable to the Company or its subsidiaries, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. No investigation or review by any Governmental Entity with respect to the Company or its subsidiaries is pending or, to the Company’s Knowledge, threatened in writing, nor, to the Company’s Knowledge, has any Governmental Entity indicated an intention to conduct the same, except to the extent any such investigation would not have a Material Adverse Effect on the Company.

Section 3.10  PROPERTIES.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a correct and complete list and location of (i) all operating real property owned or leased by the Company and its subsidiaries (including its headquarters and leases of office space) as of the date of this Agreement (the “Operating Properties”), (ii) all real property currently under development, expansion, renovation or rehabilitation owned or leased by the Company and its subsidiaries as of the date of this Agreement (the “Development Properties”), and (iii) all parcels of undeveloped non-income producing land owned or leased by the Company and its subsidiaries (the “Land”) (collectively, the Operating Properties, the Development Properties and the Land, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are referred to herein as the “Company Properties”). Each Company Property is owned or leased by the Company or a subsidiary of the Company as indicated in Section 3.10(a) of the Company Disclosure Schedule. The Company and its subsidiaries own fee simple title to or, if so indicated in Section 3.10(a) of the Company Disclosure Schedule, lease each of the Company Properties, in each case free and clear of any Liens, title defects, contractual restrictions, covenants or reservations of interests in title (collectively, “Property Restrictions”), except for (i) Permitted Liens, (ii) Property Restrictions imposed or promulgated by Law or by any Governmental Entity which are customary and typical for similar properties or (iii) Property Restrictions which do not, individually or in the aggregate, interfere materially with the current use of such property. None of the matters described in clauses (i), (ii) and (iii) above would have or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. For purposes of this Agreement, “Permitted Liens” means (i) Liens for Taxes not yet due or delinquent or as to which there is a good faith dispute and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP), (ii) with respect to real property, any Lien, encumbrance or other title defect disclosed on the Company Title Insurance Policies (as hereinafter defined) or on any existing lender’s title insurance policy made available to Purchaser (whether material or immaterial), Liens and obligations arising under the Company Material Contracts, the Company Space Leases (as hereinafter defined) and any other Lien which does not, individually or in the aggregate, interfere materially with the current use of such property (assuming its continued use in the manner in which it is currently used) and (iii) inchoate materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens arising in the usual, regular and ordinary course and not past due and payable or the payment of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP).

(b) The Company and each of its subsidiaries have good and sufficient title to all the material personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in the consolidated balance sheet of the Company and its subsidiaries as of June 30, 2006, except as since sold or otherwise disposed of in the usual, regular and ordinary course of business), free and clear of all Liens, except for Permitted Liens.

(c) Except as provided for in Section 3.10(c) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened with respect to any of the Operating Properties, in any case which would have a material adverse effect on such Operating Property or Development Properties.

(d) Except as set forth in Section 3.10(d) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries, on the one hand, nor, to the Knowledge of the Company, any other party, on the other hand, is in monetary default under any Company Space Lease, except for defaults that would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as set forth in Section 3.10(d) of the Company Disclosure Schedule, no defaults by the Company or its Subsidiaries have been alleged in writing by the lessees thereunder that have not been cured in all material respects and, to the Company’s Knowledge, neither the Company nor any of its subsidiaries is in default under any Company Space Lease except for defaults that would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(e) Except as provided for in Section 3.10(e) of the Company Disclosure Schedule, all work required to be performed, payments required to be made and actions required to be taken prior to the date hereof pursuant to any agreement entered into with a Governmental Entity in connection with a site approval, zoning reclassification or other similar action relating to any Operating Properties (e.g., local improvement district, road improvement district) have been performed, paid or taken, as the case may be, other than those where the failure would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(f) Except as listed in Section 3.10(f) of the Company Disclosure Schedule or which would not have, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and all of its subsidiaries have performed all obligations required to be performed by it to date under each ground lease pursuant to which the Company or any of its subsidiaries is a lessee (individually, “Ground Lease” and collectively, “Ground Leases”) and (ii) neither the Company nor any of its subsidiaries, nor to the Knowledge of the Company, any other party, is in default under any Ground Lease (and to the Company’s Knowledge, no event has occurred which, with due notice or lapse of time or both, would constitute such a default).

(g) Except as set forth in Section 3.10(g) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its subsidiaries has delivered written notice to any tenant under any Company Space Lease, alleging that such tenant is in default thereunder, other than with respect to defaults that have been cured or waived or which would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company.

(h) Except for those contracts or agreements set forth in Section 3.10(h) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has entered into any contract or agreement (collectively, the “Participation Agreements”) with any third party or any employee, consultant, Affiliate (as hereinafter defined) or other person (the “Participation Party”) which provides for a right of such Participation Party to participate, invest, join, partner, have any interest in whatsoever (whether characterized as a contingent fee, profits interest, equity interest or otherwise) or have the right to any of the foregoing in any proposed or anticipated investment opportunity, joint venture, partnership or any other current or future transaction or property in which the Company or any subsidiary has or will have an interest, including but not limited to those transactions or properties identified, sourced, produced or developed by such Participation Party (a “Participation Interest”). Section 3.10(h) of the Company Disclosure Schedule sets forth the only transactions or Company Properties for which any Participation Party currently has a Participation Interest pursuant to such Participation Agreements.

(i) There are no agreements, written or oral, between the Company or any of its subsidiaries and any other Person relating to the use or occupancy of any Company Property by a Person other than the Company or any of its subsidiaries, other than the Company Space Leases and reciprocal easement agreements.

(j) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company, all properties currently under development or construction by the Company or any subsidiary and all properties currently proposed for acquisition, development or commencement of construction prior to the Effective Time by the Company or any subsidiary are reflected in the Company’s capital budget (“2006 Budget”), delivered to Parent prior to the date hereof.

Section 3.11  EMPLOYEE PLANS.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a list of all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other employee benefit plans or other benefit arrangements including bonus plans, executive compensation, consulting or other compensation agreements, change in control agreements, incentive, equity or equity-based compensation, or deferred compensation arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance, scholarship programs, directors’ benefit, bonus or other incentive compensation, which the Company or any of its subsidiaries or any trade or business (whether or not incorporated) which is or has ever been under common control, or which is or has ever been treated as a single employer, with the Company or any subsidiary under Section 414(b), (c), (m) or (o) of the Code (“Company ERISA Affiliate”) sponsors, maintains, participates in, contributes to or has any obligation to contribute to (each a “Company Employee Benefit Plan” and collectively, the “Company Employee Benefit Plans”) on behalf of its officers, directors, independent contractors or employees, or former directors, independent contractors or employees. Except as disclosed in Section 3.11(a) of the Company Disclosure Schedule, none of the Company Employee Benefit Plans is subject to Title IV of ERISA, or is or has been subject to Sections 4063 or 4064 of ERISA, nor has the Company or any Company ERISA Affiliate ever been obligated to contribute to or ever participated in a multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). Neither the Company nor any Company ERISA Affiliate has incurred any present or contingent liability under Title IV of ERISA, nor does any condition exist which could reasonably be likely to result in any such liability. No Company Employee Benefit Plan is a voluntary employees’ beneficiary association, as defined by Code Section 501(c)(9).

(b) Correct and complete copies of the following documents, with respect to each of the Company Employee Benefit Plans have been made available to Parent by the Company: (i) any plans and related trust documents, group annuity contracts, contracts for insurance, and amendments thereto; (ii) the three most recent Forms 5500 and schedules thereto, if applicable that have been filed by the Company or the Company ERISA Affiliates; (iii) the most recent Internal Revenue Service (“IRS”) determination letter, if applicable; (iv) the three most recent financial statements and actuarial valuations, if applicable; (v) the current summary plan descriptions and summaries of any material modifications thereto, if any, (vi) all material correspondence with the IRS or DOL concerning the Company with respect to the Company Employee Benefit Plans.

(c) Except as disclosed in Section 3.11(c) of the Company Disclosure Schedule, (i) the Company and the Company ERISA Affiliates have performed all material obligations required to be performed by them under any Company Employee Benefit Plan; (ii) the Company Employee Benefit Plans have been administered in material compliance with their terms and the requirements of ERISA, the Code and other applicable Laws; (iii) all contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Employee Benefit Plans to any funds or trusts established thereunder, or in connection therewith, have been made by the due date thereof, as prescribed by ERISA or the Code, and all contributions for any period ending on or before the Effective Time which are not yet due will have been paid or accrued prior to the Effective Time and are properly disclosed in the footnotes in accordance with GAAP, in the financial statements of the Company; (iv) there are no material actions, suits, arbitrations or claims (other than routine claims for benefits) filed, or to the Company’s Knowledge, threatened with respect to any Company Employee Benefit Plan; (v) with respect to the Company Employee Plans, individually and in the aggregate, no event has occurred, and to the Knowledge (as hereinafter defined) of the Company, there exists no condition or set of circumstances in connection with which the Company could be subject to any liability (other than liability for the payment of benefits accrued but not yet paid as of the Effective Time) that, individually or in the aggregate, would reasonably be likely to have a Material Adverse Effect on the Company under ERISA, the Code or any other applicable law; (vi) the Company and the Company ERISA Affiliates have no material liability as a result of any “prohibited transaction” (as defined in Section 406 of ERISA and Section 4975 of the Code), for any excise Tax or civil penalty or otherwise; and (vii) to the Company’s Knowledge, there have been no breaches of fiduciary obligations under Title I of ERISA with respect to any Company Employee Benefit Plan.

(d) Each of the Company Employee Benefit Plans which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a determination letter from the IRS to the effect that such plan is “qualified” and that the trusts maintained pursuant thereto are exempt from U.S. federal income taxation under Section 501 of the Code. The Company knows of no fact which would adversely affect the qualified status of any such Company Employee Benefit Plan or the tax exemption of any trust maintained pursuant thereto.

(e) Except as set forth in Section 3.11(e) of the Company Disclosure Schedule, none of the Employee Benefit Plans provide benefits, including death or medical benefits (whether or not insured), with respect to current or former employees after retirement or other termination of service other than (i) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA; (ii) deferred compensation benefits accrued as liabilities on the books of the Company or an ERISA Affiliate; (iii) benefits, the full cost of which is borne by the current or former employee (or his beneficiary); or (iv) for continuing post-employment health, medical, life insurance coverage, or other welfare benefits for any participant or any beneficiary of a participant except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).

(f) Except as set forth in Section 3.11(f) of the Company Disclosure Schedule, no stock or other security issued by the Company forms or has formed a material part of the assets of any Company Employee Benefit Plan.

(g) Except as specifically identified and quantified in Section 3.11(g) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Merger will (i) result in any material payment becoming due, or materially increase the amount of compensation due, to any current or former officer, director, independent contractor, or employee of the Company or any of its subsidiaries; (ii) materially increase any benefits otherwise payable under any Company Employee Benefit Plan to such individuals set forth in Section 3.11(g)(i); (iii) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Employee Plan or a related trust; (iv) result in the acceleration of the time of payment or vesting of any such benefits; or (v) result in any payment that will not be deductible for U.S. federal Tax purposes under Section 280G or Section 162(m) of the Code.

(h) Except as identified in Section 3.11(h) of the Company Disclosure Schedule, no “leased employee” as that term is defined in Section 414(n) of the Code, performs services for the Company. No leased employee is eligible to participate in any Company Employee Benefit Plan at the exclusion of any such person who does not cause any such plan to lose qualification under Section 401(a) of the Code, nor does it violate the terms of any Company Employee Benefit Plan.

(i) With respect to the Company Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accrued or otherwise properly disclosed in the footnotes in accordance with GAAP, in the financial statements of the Company, which obligations would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company.

(j) The aggregate amount of (i) severance payable under any and all Company Employee Plans, including but not limited to severance programs, employment agreements, and change of control agreements or programs to all eligible directors, officers, independent contractors, and/or employees who were or will be terminated and entitled to benefits under such plan as a result of the Merger, (ii) bonuses payable pursuant to the bonus pool disclosed on Section 3.11(a) of the Company Disclosure Schedule and (iii) amounts payable pursuant to the Senior and Executive Officer Incentive Plan, disclosed on Section 3.11(a) of the Company Disclosure Schedule, as well as any other incentive programs under which an officer, directors, independent contractor, and/or employee would receive a benefit will not exceed $15,800,000.

(k) No assets of the Company Employee Plans are invested, directly or indirectly, in any obligation of, or security or other instrument issued by, the Company or any ERISA Affiliate. No assets of any of the Company Employee Plans are invested, directly or indirectly, in real or personal property used by the Company or an ERISA Affiliate. There is sufficient liquidity of assets in each of the funded Company Employee Plans to promptly pay for the benefits earned and other liabilities owed under such Plan. With respect to each of the Company Employee Plans, no insurance contract, annuity contract, or other agreement or arrangement with any financial or other organization would impose any penalty, discount or other reduction on account of the withdrawal of assets from such organization or the change in the investment of such assets.

(l) With respect to each Company Employee Plan that is funded wholly or partially through an insurance policy, there will be no liability of the Company as of the Closing Date, under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Closing Date.

Section 3.12  LABOR MATTERS.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a list of all employment, consulting, independent contractor, temporary staffing, labor or collective bargaining agreements to which the Company or any subsidiary is party (excluding personal services contracts) and, except as set forth therein, there are no such employment, consulting, independent contractor, temporary staffing, labor or collective bargaining agreements that pertain to the Company or any of its subsidiaries. The Company has heretofore made available to Parent correct and complete copies of (i) the employment agreements listed on Section 3.12(a) of the Company Disclosure Schedule and (ii) the labor or collective bargaining agreements listed on Section 3.12(a) of the Company Disclosure Schedule, together with all material amendments, modifications, supplements and side letters affecting the duties, rights and obligations of any party thereunder.

(b) Except as disclosed in Section 3.12(b) of the Company Disclosure Schedule, (i) no employees of the Company or any of its subsidiaries are represented by any labor organization; (ii) no labor organization or group of employees of the Company or any of its subsidiaries has made a written demand for recognition or certification; (iii) to the Company’s Knowledge, there are no representation or certification proceedings or petitions seeking a representation proceeding presently filed, or to the Company’s Knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iv) to the Company’s Knowledge, there are no organizing activities involving the Company or any of its subsidiaries pending with any labor organization or group of employees of the Company or any of its subsidiaries, and (v) the Company is not affected and has not been affected in the past by any actual or threatened work stoppage strike or other labor disturbance.

(c) There are no unfair labor practice charges, grievances or complaints filed or, to the Company’s Knowledge, threatened in writing by or on behalf of any employee or group of employees of the Company or any of its subsidiaries.

(d) Except as set forth in Section 3.12(d) of the Company Disclosure Schedule, there are no complaints, charges or claims against the Company or any of its subsidiaries filed or, to the Knowledge of the Company, threatened in writing to be brought or filed, with any federal, state or local Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of its subsidiaries.

(e) Except as set forth in Section 3.12(e) of the Company Disclosure Schedule, (i) the Company and each of its subsidiaries is in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law (“WARN”), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for immaterial non-compliance; and (ii) there has been no “mass layoff” or “plant closing” as defined by WARN with respect to the Company or any of its subsidiaries within the last six (6) months.

Section 3.13  ENVIRONMENTAL MATTERS. Except as disclosed in Section 3.13 of the Company Disclosure Schedule, (i) the Company and its subsidiaries and, to the Knowledge of the Company, all real property owned, leased or operated by the Company and its subsidiaries are in compliance with and have complied with Environmental Laws, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (ii) the Company and its subsidiaries have obtained and currently possess and maintain all permits, licenses and other authorizations required by Environmental Laws (collectively, “Company Environmental Permits”) for each of their respective operations, all such Company Environmental Permits are in good standing, and the Company and its subsidiaries have complied with the terms and conditions of such Company Environmental Permits, except in each such case as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (iii) neither the Company and its subsidiaries nor any real property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or its subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened Environmental Claim; (iv) neither the Company nor any of its subsidiaries has generated, arranged for the disposal of or otherwise caused to be disposed of any Hazardous Material at any off-site location at which the Company and its subsidiaries would reasonably be expected to be liable for undertaking or paying for any investigation or any other action to respond to the release or, to the Knowledge of the Company, threatened release of any Hazardous Material or would reasonably be expected to be required to pay natural resource damages, except in any such case as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (v) no Company Property or any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company and its subsidiaries has been the subject of any treatment, storage, disposal, accumulation, generation, or release of Hazardous Materials in any manner which would reasonably be expected to give rise to liability under Environmental Laws or need to undertake any action to respond to such Hazardous Materials, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (vi) there are no wetlands at any of the Company Properties nor is any Company Property subject to any current or, to the Knowledge of the Company, threatened environmental deed restriction, use restriction, institutional or engineering control, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (vii) the Company and its subsidiaries have made available to Parent all environmental audits, reports, memorandum and other material environmental documents in their possession or control relating to their current and, to the extent the Company or its subsidiaries have Knowledge that they are potentially liable, their formerly owned or operated properties, facilities or operations; (viii) no capital expenditures are presently required to maintain or achieve compliance with Environmental Laws, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (ix) to the Knowledge of the Company, there are no underground storage tanks, polychlorinated biphenyls (“PCB”) or PCB-containing equipment, except for PCB or PCB-containing equipment owned by utility companies, or asbestos or asbestos-containing materials at any Company Property, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. No authorization, notification, recording, filing, consent, waiting period, investigation, remediation, or approval is required under any Environmental Law in order to consummate the transaction contemplated hereby. The Company has made available to Parent a correct and complete copy of a draft settlement and indemnity agreement by and between Honeywell International Inc. and a subsidiary of the Company with respect to environmental litigation regarding the Operating Property commonly referred to as 440 Commons, Site No. 117 or the Ryerson Steel Site.

As used in this Agreement:

“Environmental Claims” means any and all administrative, regulatory, judicial or third-party claims, demands, notices of violation or non-compliance, directives, proceedings, investigations, Orders or other allegations of noncompliance with or liability or potential liability relating in any way to any Environmental Law or any Company Environmental Permit, as the case may be.

“Environmental Laws” means all applicable federal, state, and local Laws, rules and regulations, Orders and other legal requirements including, without limitation, common law relating to pollution or the regulation and protection of human health, safety, the environment or natural resources, in effect on this date, including, but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. Sec. 9601 et seq.); the Hazardous Materials Transportation Act, as amended (49 U.S.C. Sec. 5101 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act, as amended (7 U.S.C. Sec. 136 et seq.); the Resource Conservation and Recovery Act, as amended (42 U.S.C. Sec. 6901 et seq.); the Toxic Substances Control Act, as amended (15 U.S.C. Sec. 2601 et seq.); the Clean Air Act, as amended (42 U.S.C. Sec. 7401 et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C. Sec. 1251 et seq.); the Occupational Safety and Health Act, as amended (29 U.S.C. Sec. 651 et seq.); the Safe Drinking Water Act, as amended (42 U.S.C. Sec. 300f et seq.); and their state and local counterparts or equivalents and any transfer of ownership notification or approval statute.

“Hazardous Material” means all substances, pollutants, chemicals, compounds, and wastes, including, without limitation, petroleum and any fraction thereof or substances otherwise potentially injurious to human health and the environment, including without limitation bacteria, mold, fungi or other toxic growth.

Section 3.14  TAX MATTERS.

(a) All federal and all other material Tax Returns required to be filed by or on behalf of the Company or any of its subsidiaries have been filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns were and continue to be accurate and complete in all material respects. Except as and to the extent publicly disclosed by the Company in the Company SEC Reports filed prior to the date of this Agreement, and, except for unpaid Taxes in amounts that are not material, the non-payment of which would not cause or reasonably be likely to have a Material Adverse Effect on the Company, (i) all Taxes payable by or on behalf of the Company or any of its subsidiaries (whether or not shown on any Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and (ii) adequate reserves or accruals for Taxes of the Company or any of its subsidiaries have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing. Except as set forth in Section 3.14(a) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any Tax matter is currently in force.

(b) The Company, (i) held no assets, earned no income and did not engage in any business activity for its taxable year ending December 31, 1998 and (ii) for all taxable years beginning with its taxable year ended December 31, 1999, has been taxable as a real estate investment trust (a “REIT”) within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”), and has qualified as a REIT for all such years, (iii) has operated since December 31, 2005 to the date hereof in a manner that will permit it to qualify as a REIT for the taxable year that will end as of the Effective Time, and (iv) has not taken any action or failed to take any action which would reasonably be expected to result in a successful challenge by any Governmental Entity to its status as a REIT for any such years, and no such challenge is pending, or is or has been threatened in writing.

(c) Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, all material deficiencies asserted or assessments made as a result of any examinations by the IRS or any other taxing authority of the Tax Returns of or covering or including the Company or any of its subsidiaries have been fully paid or adequately provided for in accordance with GAAP, and, to the Knowledge of the Company, there are no other audits relating to any material taxes by any taxing authority in progress, nor has the Company or any of its subsidiaries received any written notice from any taxing authority that it intends to conduct such an audit.

(d) Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, and, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its subsidiaries have complied in all material respects with all applicable Laws, rules and regulations relating to the payment, paying over and withholding of Taxes (including, without limitation, under Sections 1441, 1442, 1445, 1446, and 3402 of the Code) and have duly and timely withheld and paid over Taxes in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party (including, without limitation, with respect to any sales, gross receipts, and use taxes) and have duly paid over to the appropriate taxing authorities all material amounts so withheld on or prior to the due date thereof.

(e) The Company has made available to Parent correct and complete copies of (A) all U.S. federal and other material Tax Returns of the Company and its subsidiaries relating to the taxable periods since their respective date of formation that have been filed and (B) any audit report issued and relating to any material Taxes due from or with respect to the Company or any of its subsidiaries.

(f) Except as set forth in Section 3.14(f) of the Company Disclosure Schedule, no material deficiencies for Taxes have been asserted or assessed in writing by a Governmental Entity against the Company or any of its subsidiaries which have not been paid or remain pending, including claims by a taxing authority in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns such that the Company or any such subsidiary is or may be subject to taxation by that jurisdiction or is otherwise required to file Tax Returns in such jurisdiction.

(g) Except as set forth in Section 3.14(g) of the Company Disclosure Schedule, neither the Company nor any other Person on behalf of the Company or any of its subsidiaries has requested any extension of time within which to file any income Tax Return or other material Tax Return, which such Tax Return has since not been filed.

(h) Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any Tax Sharing Agreement or Tax Protection Agreement, or tax indemnity agreement (or similar agreement or arrangement) other than any agreement or arrangement solely between the Company and one or more of its wholly owned subsidiaries. The Company and its subsidiaries have complied with all material terms of the agreements provided in the preceding sentence and no Person has raised or threatened to raise a material claim against the Company or any of its subsidiaries for any breach of any such agreement.

(i) Except as set forth in Section 3.14(i) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has applied for, received or has pending a request for a written ruling of a taxing Governmental Entity relating to Taxes, or has commenced negotiations or entered into a written and legally binding agreement with a taxing authority relating to Taxes.

(j) Neither the Company nor any subsidiary has (i) made, agreed to, or is required to make, any adjustments pursuant to Section 481(a) of the Code or any state, local, or foreign analogue, or has any application pending with any Governmental Entity requesting permission for any changes in accounting methods, (ii) executed or entered into, or has pending a closing agreement pursuant to Section 7121 of the Code or any state, local, or foreign analogue, or any similar agreement, or (iii) received a ruling from any Governmental Entity in respect of Taxes, any of the foregoing of which would have continuing effect after the Merger.

(k) There are no Liens for Taxes upon the assets of the Company or any of its subsidiaries, other than Permitted Liens.

(l) Since the date of the most recent audited consolidated financial statements included in the Company SEC Reports, the Company has incurred no liability for any Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or IRS Notice 88-19 or Treasury Regulation Sections 1.337(d)-5T, 1.337(d)-6 and 1.337(d)-7 including any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither the Company nor any of its subsidiaries has incurred any material liability for Taxes other than in the ordinary course of business. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed upon the Company or its subsidiaries.

(m) The Company does not own any assets that would cause it not to satisfy the asset test set forth in Section 856(c)(4) of the Code. Each subsidiary of the Company which files Tax Returns as a partnership for U.S. federal income Tax purposes has since its inception or acquisition by the Company been classified for U.S. federal income Tax purposes as a partnership and not as an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code. Each other subsidiary of the Company has been and continues to be treated for U.S. federal income Tax purposes as a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code, or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code. Except as set forth in Section 3.14(m) of the Company Disclosure Schedule, the Company does not hold any asset the disposition of which would be subject to rules similar to Section 1374 of the Code as announced in IRS Notice 88-19 or as provided for in Treasury Regulation Section 1.337(d)-5T, 1.337(d)-6, or 1.337(d)-7.

(n) To the Company’s Knowledge, the aggregate of the adjusted basis of the assets of the Company exceed the aggregate liabilities of the Company.

(o) At the close of each of its taxable years beginning with its taxable year ending December 31, 1998, and as of the date hereof, the Company has not had, and does not have, as applicable, any earnings and profits accumulated in any non-REIT year within the meaning of Section 857(a)(2)(B) of the Code.

(p) Except as provided in Section 3.14(o) of the Company Disclosure Schedule, (i) none of the Company or any of its subsidiaries is or has ever been a member of a consolidated or affiliated group under any provision of U.S. federal, state, local, or foreign law, other than a group of which the Company was or is, as relevant, the common parent, and (ii) except as would not have or reasonably be likely to have a Material Adverse Effect on the Company, the Company does not have and could not have any liability for the Taxes of any Person other than the Company and its subsidiaries, and none of its subsidiaries have or could have any liability for the Taxes of any Person other than the Company and its subsidiaries (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (B) as a transferee or successor, or (C) by contract.

(q) Neither the Company nor any of its subsidiaries made any payments, is obligated to make any payments, or is a party to an agreement that could obligate it to make any payments that could reasonably be determined to not be deductible under Section 162(m) of the Code.

(r) Except as would not have or reasonably would be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its subsidiaries is or has been a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code or Treasury Regulations Section 1.6011-4(b), or is or has been a “material advisor” as defined in Section 6111(b) of the Code.

(s) Neither the Company nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(t) Other than regular monthly dividends in amounts consistent with dividends declared and paid during the twelve month period immediately prior to the date of this Agreement, the Company will not be required to make distributions to its shareholders in order to maintain its REIT status or to avoid the imposition of corporate level Tax or excise Tax under Section 4981 of the Code (determined without regard to the effects of the Merger). All distributions made by the Company on and since January 1, 1999 have been made in accordance with the rights of its shareholders set forth in the Company’s organizational documents, and the Company has not made any “preferential dividends” within the meaning of Section 562(c) of the Code.

(u) The Company is not a foreign person within the meaning of Section 1445(b)(2) of the Code, and is and has been, at all times during the five calendar years preceding the date hereof, a “domestically-controlled” REIT within the meaning of Section 897(h) of the Code and Treasury Regulation Section 1.897-1(c)(2)(i).

(v) The Company has the right to make or to require, and, after the Effective Time, the Surviving Entity and its assigns will have the right to make or to require, each subsidiary that is treated as a partnership for U.S. federal income Tax purposes to make an election under Section 754 of the Code (and any corresponding or similar elections under state or local tax law) to adjust the basis of its property as provided in Sections 734(b) and 743(b) of the Code.

(w) Since January 1, 2002, neither the Company nor any of its subsidiaries has recognized taxable gain or loss from the disposition of any property that was reported (or is intended to be) reported as a “like kind exchange” under Section 1031 of the Code, except to the extent of any gain that was required to be recognized under Section 1031(b) of the Code and was timely and properly reported on any Tax Return referred to in paragraph (a) above.

(x) For purposes of this Agreement, “Tax” or “Taxes” shall mean all taxes, charges, fees, imposts, levies, gaming or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) and shall include any transferee or successor liability in respect of taxes, any liability in respect of taxes under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or imposed by contract (including, without limitation, by any Tax Sharing Agreement, Tax Protection Agreement, tax indemnity agreement, or any similar agreement). “Tax Returns” shall mean any report, return, document, declaration or any other information or filing required to be supplied to (or required to be presented by) any Governmental Entity (whether foreign or domestic) with respect to Taxes, including information returns, any document with respect to or accompanying payments or estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return document, declaration or other information. For purposes of this Section 3.14, the definition of “subsidiary” contained in Section 9.12 shall be applied by substituting “20%” for “a majority” in clause (iii) of such definition. “Tax Protection Agreement” shall mean any agreement pursuant to which the Company or any of its subsidiaries has agreed to indemnify any Person for Taxes arising as a result of any sale or other disposition for tax purposes, of any Company Property (including any Taxes resulting from the transactions contemplated by this Agreement); (ii) which prohibits or restrains the ability of the Company or any of its subsidiaries to (I) transfer, for U.S. federal income Tax purposes or otherwise, any asset of the Company or its subsidiaries, as applicable, for a period of time, in any manner, or (II) repay, refinance or restructure of any indebtedness of the Company or any of its subsidiaries, or to do the same to or terminate any guarantees of such indebtedness, (iii) require the maintenance of any minimum level of indebtedness of the Company or any of its subsidiaries. “Tax Sharing Arrangement” shall mean any written or unwritten agreement or arrangement for the allocation, sharing, or payment of U.S. federal, state or local income Tax liabilities or payment for U.S. federal, state or local income Tax benefits, whether or not on a net basis, with respect to any Person other than the Company and any of its direct or indirect wholly-owned subsidiaries.

Section 3.15  MATERIAL CONTRACTS.

(a) Section 3.15 of the Company Disclosure Schedule sets forth a list of all Company Material Contracts (as hereinafter defined). The Company has heretofore made available to Parent correct and complete copies of all material written contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which the Company or any of its subsidiaries is a party affecting the obligations of any party thereunder) to which the Company or any of its subsidiaries is a party or by which any of its properties or assets are bound, including all: (i) (A) employment, severance, change in control, termination, labor, collective bargaining or consulting agreements (but excluding personal service contracts), (B) non-competition contracts, and (C) indemnification contracts with officers and directors of the Company or any of its subsidiaries; (ii) partnership or joint venture agreements; (iii) agreements for the pending sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or lease (in excess of 20,000 square feet), by merger, purchase or sale of assets or stock or otherwise, (A) the Company Properties or any other real property or (B) any personal property, except for sales of personal property not exceeding $250,000 individually or $1,000,000 in the aggregate; (iv) loan or credit agreements, letters of credit, bonds, mortgages, indentures, guarantees, or other agreements or instruments evidencing indebtedness for borrowed money by the Company or any of its subsidiaries or any such agreement pursuant to which indebtedness for borrowed money may be incurred, or evidencing security for any of the foregoing, excluding standard carveout guarantees and environmental guarantees; (v) agreements that purport to limit, curtail or restrict the ability of the Company or any of its subsidiaries to compete in any geographic area or line of business, other than exclusive lease provisions, non-compete provisions and other similar leasing restrictions entered into by the Company in the usual, regular and ordinary course of business consistent with past practice contained in the Company leases and in other recorded documents by which real property was conveyed by the Company to any user; (vi) contracts or agreements that would be required to be filed as an exhibit to the Form 10-K or Forms 10-Q filed by the Company with the SEC since January 1, 2006; (vii) Tax Protection Agreements; (viii) each contract (including, without limitation, any brokerage agreements) entered into by the Company or any of its subsidiaries, which may result in total payments by or liability of the Company or any subsidiary of the Company in excess of $500,000 annually, other than any Company Space Leases, and any documents relating to the indebtedness described in Section 3.15(a)(iv) hereof; PROVIDED, HOWEVER, any contract described in this clause (viii) that, by its terms, is terminable within 30 days (without termination fee or penalty) of the date of this Agreement shall not be deemed to be a Company Material Contract; (ix) the contracts included in Section 3.10 of the Company Disclosure Schedule; (x) agreements for the pending purchase, option to purchase, or any other contractual right to purchase or acquire or lease, by merger, purchase or sale of assets or stock or otherwise, any real property for a purchase price in excess of $1,000,000; (xi) agreements pursuant to which the Company or any of its subsidiaries manages or provides services with respect to any real properties other than Company Properties; (xii) agreements providing for any contingent payment or earnout to the seller of real property; (xii) agreements pursuant to which an Affiliate of the Company or any stockholder, director or officer of the Company provides services to the Company or any of the Company’s subsidiaries, including, without limitation, agreements that would be required to be disclosed in a proxy statement relating to an annual meeting of stockholders under the Exchange Act (the “Related Services Agreements”); and (xiii) contracts and agreements to enter into any of the foregoing (such contracts and agreements referred to clauses (i) through (xiii) above, the “Company Material Contracts”). Section 3.15(a) to the Company Disclosure Schedule lists, as of September 30, 2006, the outstanding principal balance, maturity date and applicable interest rate (including the method or formula for calculating any interest that is not a fixed percentage of the principal balance) for the indebtedness evidenced by each loan listed on the Company Disclosure Schedule pursuant to Section 3.15(a)(iv) hereof.

(b) Each of the Company Material Contracts constitutes the valid and legally binding obligation of the Company or its subsidiaries, enforceable against the Company or its subsidiaries, as the case may be, in accordance with its terms (except as enforceability may be limited by the Bankruptcy Exceptions). There is no default (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation or default) under any Company Material Contract so listed by the Company as would have or would reasonably be likely to have a Material Adverse Effect on the Company.

(c) Except as set forth in Section 3.15(c) to the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has, except as such may be incurred in the ordinary course of business, (i) any continuing material contractual liability for indemnification or otherwise under any agreement relating to the sale of real estate previously owned, whether directly or indirectly, by the Company or any of its subsidiaries, except for standard indemnification provisions entered into in the normal course of business, (ii) any continuing liability to make any reprorations or adjustments to prorations that may previously have been made with respect to any property currently or formerly owned by the Company or any of its subsidiaries, or (iii) any continuing contractual liability to pay any additional purchase price for any of the Company Properties.

Section 3.16  OPINION OF FINANCIAL ADVISOR. Houlihan Lokey Howard & Zukin, Inc. (the “Company Fairness Advisor”) has delivered to the Company Board its opinion, dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be received by the holders of the Company Common Stock is fair to the holders of Company Common Stock (other than Parent, Merger Sub and any Affiliates of Parent) from a financial point of view. The Company is authorized by the Company Fairness Advisor to include such opinion in the Proxy Statement/Prospectus and the Registration Statement (each as hereinafter defined).

Section 3.17  BROKERS. No broker, finder or investment banker (other than Banc of America Securities LLC and the Company Fairness Advisor, a correct and complete copy of whose engagement agreement(s) has been made available to Parent) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Merger based upon arrangements made by and on behalf of the Company or any of its subsidiaries.

Section 3.18  TAKEOVER STATUTES. The Company has taken all action required to be taken by it in order to exempt this Agreement and the Merger from, and this Agreement and the Merger are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other takeover Laws and regulations of any state (collectively, “Takeover Statutes”), including the Maryland Business Combination Act and the Maryland Control Share Acquisition Act, or any takeover provision in the Company’s articles of incorporation and bylaws. The Company does not have any stockholder rights plan in effect.

Section 3.19  RELATED PARTY TRANSACTIONS. Except as set forth in Section 3.15 of the Company Disclosure Schedule, and except for usual, regular and ordinary course advances to employees, set forth in Section 3.19 to the Company Disclosure Statement is a list of all agreements and contracts entered into by the Company or any of the Company’s subsidiaries under which continuing obligations exist with any Person who is an officer, director or Affiliate of the Company or any of the Company’s subsidiaries, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of any of the foregoing or any entity of which any of the foregoing is an Affiliate. As used in this Agreement, the term “Affiliate” shall have the same meaning as such term is defined in Rule 405 promulgated under the Securities Act; PROVIDED, HOWEVER, that the Inland Group, Inc. and any of its Affiliates shall be deemed an Affiliate of the Company for purposes of this Agreement.

Section 3.20  INVESTMENT COMPANY ACT OF 1940. Neither the Company nor any of the Company’s subsidiaries are, or at the Effective Time will be, required to be registered under the Investment Act of 1940, as amended.

Section 3.21  TRADEMARKS, PATENTS AND COPYRIGHTS. Except as set forth in Section 3.21 of the Company Disclosure Schedule, neither the Company nor its subsidiaries (i) owns any registered trademarks, patents or copyrights, (ii) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (iii) is a party to any licenses, contracts or agreements with respect to use by the Company or its subsidiaries of any trademarks or patents. To the Knowledge of the Company, no intellectual property used by the Company or any of its subsidiaries infringes or is alleged to infringe any intellectual property rights of any third party.

Section 3.22  INSURANCE. Section 3.22 of the Company Disclosure Schedule sets forth a correct and complete list of the insurance policies held by, or for the benefit of, the Company or any of its subsidiaries including the underwriter of such policies and the amount of coverage thereunder. The Company and any of its subsidiaries have paid, will pay, or caused to be paid, all premiums due under such policies and are not in default with respect to any obligations under such policies in any material respect. Except as set forth in Section 3.22 of the Company Disclosure Schedule, the Company has not received any written notice of cancellation or termination with respect to any existing insurance policy except in connection with an annual renewal process.

Section 3.23  INFORMATION IN PROXY STATEMENT/PROSPECTUS. The information supplied by the Company for inclusion in the Proxy Statement/Prospectus, the Registration Statement or any other document to be filed with the SEC in connection herewith (the “Other Filings”) shall not at the time filed with the SEC, at any time it is amended or supplemented, at the time it is mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure schedule delivered by the Parent to Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), the Parent and the Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1  ORGANIZATION AND QUALIFICATION.

(a) Each of the Parent and the Merger Sub and each of their respective subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as applicable (except where the failure to be in good standing would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect (as hereinafter defined)) and has all requisite corporate or limited liability company, as applicable, power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by the Parent to be conducted.

(b) The articles of incorporation or certificate of formation, as applicable, and the code of regulations or limited liability company agreement, as applicable, of Parent and the Merger Sub are in effect, and no dissolution, revocation or forfeiture proceedings regarding Parent or Merger Sub have been commenced.

Section 4.2  CAPITALIZATION.

(a) As of September 30, 2006, the authorized stock of Parent consists of: (i) 200,000,000 Parent Common Shares, without par value, of which 108,894,237 shares are issued and outstanding; (ii) 750,000 shares of Class A Cumulative Preferred Shares, without par value, of which none are issued and outstanding (the “Class A Preferred Shares”); (iii) 750,000 shares of Class B Cumulative Preferred Shares, without par value, of which none are issued and outstanding (the “Class B Preferred Shares”); (iv) 750,000 shares of Class C Cumulative Preferred Shares, without par value, of which none are issued and outstanding (the “Class C Preferred Shares”); (v) 750,000 shares of Class D Cumulative Preferred Shares, without par value, of which none are issued and outstanding (the “Class D Preferred Shares”); (vi) 750,000 shares of Class E Cumulative Preferred Shares, without par value, of which none are issued and outstanding (the “Class E Preferred Shares”); (vii) 750,000 shares of Class F Cumulative Preferred Shares, without par value, of which 690,000 shares have been designated 8.60% Class F Cumulative Preferred Shares, of which 600,000 are issued and outstanding (the “Class F Preferred Shares”); (viii) 750,000 shares of Class G Cumulative Preferred Shares, without par value, of which 750,000 shares have been designated 8.00% Class G Cumulative Preferred Shares, of which 720,000 are issued and outstanding (the “Class G Preferred Shares”); (ix) 750,000 shares of

Class H Cumulative Preferred Shares, without par value, of which 410,000 shares have been designated 7.375% Class H Cumulative Preferred Shares, all of which are issued and outstanding (the “Class H Preferred Shares”); (x) 750,000 shares of Class I Cumulative Preferred Shares, without par value, of which 360,000 have been designated 7.5% Class I Cumulative Preferred Shares, all of which are issued and outstanding (the “Class I Preferred Shares”); (xi) 750,000 shares of Class J Cumulative Preferred Shares, without par value, of which none are issued and outstanding (the “Class J Preferred Shares”); (xii) 750,000 shares of Class K Cumulative Preferred Shares, without par value, of which 350,000 shares have been designated as 8 7/8% Class K Cumulative Redeemable Preferred Shares and none are issued and outstanding (the “Class K Preferred Shares”); and (xiii) 750,000 shares of Noncumulative Preferred Shares, without par value, of which none are issued and outstanding (the “Noncumulative Preferred Shares,” together with the Class A Preferred Shares, the Class B Preferred Shares, the Class C Preferred Shares, the Class D Preferred Shares, the Class E Preferred Shares, the Class F Preferred Shares, the Class G Preferred Shares, the Class H Preferred Shares, the Class I Preferred Shares, the Class J Preferred Shares and the Class K Preferred Shares, the “Parent Preferred Shares”). All of the issued and outstanding Parent Common Shares and Parent Preferred Shares have been validly issued, and are duly authorized, fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, 904,647 Parent Common Shares are reserved for issuance upon conversion of units of limited partnership interests in an operating partnership subsidiary of Parent, approximately 1,608,000 Parent Common Shares are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding options to purchase Parent Common Shares (“Parent Options”) and up to 650,866 shares are reserved for issuance under performance agreements issued pursuant to various equity incentive plans of Parent.

(b) Parent owns 100% of the issued and outstanding limited liability company interests in Merger Sub.

Section 4.3  AUTHORITY RELATIVE TO THIS AGREEMENT; STOCKHOLDER APPROVAL.

(a) Each of Parent and Merger Sub has all necessary corporate or limited liability company, as applicable, power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by the Bankruptcy Exceptions.

(b) The Board of Directors of Parent and the member of Merger Sub have, by unanimous vote, duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Merger and the other transactions contemplated hereby, and each of Parent and Merger Sub has taken all corporate or limited liability company, as applicable, action required to be taken for the consummation of the Merger and the other transactions contemplated hereby. No other vote or limited liability company proceedings on the part of the Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger and this Agreement, to the extent required by Law (as hereinafter defined).

Section 4.4  CONSENTS AND APPROVALS; NO VIOLATIONS. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky Laws, the NYSE, the HSR Act or any other Antitrust Law (as hereinafter defined), the filing and recordation of the Articles of Merger as required by the MGCL and the DLLC Act, no filing with or notice to, and no permit, authorization, consent or approval of, (i) any Governmental Entity or (ii) any other third party, is necessary for the execution and delivery of this Agreement by each of Parent and Merger Sub or the consummation of the Merger by each of Parent and Merger Sub or any of the other transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither the execution, delivery or performance of this Agreement by each of Parent and Merger Sub nor the consummation by each of Parent and Merger Sub of the Merger or any of the other transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective articles or operating agreement (or similar organizational documents) of each of the Parent and Merger Sub or any of their respective subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien or result in the reduction or loss of any benefit) under, any of the terms, conditions or provisions of any loan note, bond, mortgage, credit agreement, reciprocal easement agreement, permit, concession, franchise, indenture, lease, license, contract, agreement or other instrument or obligation to which the Parent, the Merger Sub or any of their respective subsidiaries, is a party or by which any of them or any of their respective properties or assets may be bound or any permit, license, variance, exemption, Order or approval of any Governmental Entities necessary for the lawful conduct of Parent’s and the Merger Sub’s respective businesses, or (iii) violate any Law applicable to the Parent, the Merger Sub or any of their respective subsidiaries or any of their respective properties or assets, in each case with respect to (ii) and (iii) above, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5  REPORTS; FINANCIAL STATEMENTS. Parent has timely filed all required forms, reports and documents with the SEC since January 1, 2004, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, and, in each case, the rules and regulations promulgated thereunder applicable to such forms, reports and documents, each as in effect on the dates such forms, reports and documents were filed, except to the extent that such forms, reports and documents have been modified, amended or superseded by later forms, reports and documents filed prior to the date of this Agreement. Parent has made available to Company, in the form filed with the SEC (including any amendments thereto), (i) its Annual Reports on Form 10-K for each of the fiscal years ended December 31, 2003, 2004 and 2005, respectively, (ii) all definitive proxy statements relating to the Parent’s meetings of stockholders (whether annual or special) held since January 1, 2004, and (iii) all other reports or registration statements filed by the Parent with the SEC since January 1, 2004 (collectively, the “Parent SEC Reports”). None of such forms, reports or documents, including any financial statements or schedules included or incorporated by reference therein, contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that such statements have been modified, amended or superseded by later Parent SEC Reports filed prior to the date of this Agreement. The consolidated financial statements of the Parent included in the Parent SEC Reports (except to the extent such statements have been amended or modified by later Parent SEC Reports filed prior to the date of this Agreement) filed prior to the date of this Agreement complied as to form in all material respects with applicable accounting standards and the published rules and regulations of the SEC with respect thereto and fairly present in all material respects, in conformity with GAAP (except, in the case of interim financial statements, as permitted by the applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of the Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). Parent has complied in all material respects with the requirements of the S-Ox Act, including, without limitation, all certifications and internal controls required pursuant to the S-Ox Act. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Reports. Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect its transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are executed only in accordance with authorizations of management and the Parent Board and (iv) regarding prevention of timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s consolidated financial statements. Except as disclosed in the Parent SEC Reports, Parent has not identified as of the date hereof any material weaknesses in the design or operation of the Parent’s internal control over financial reporting. There are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or, to the

Knowledge of the Parent, threatened in each case regarding any accounting practices of the Parent or any malfeasance by any director or executive officer of the Parent.

Section 4.6  NO UNDISCLOSED LIABILITIES. Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, none of Parent or its subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth in a consolidated balance sheet of Parent or in the notes thereto, except for any such liabilities or obligations which would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect, after taking into account any assets acquired or services provided in connection with the incurrence of such liabilities or obligations.

Section 4.7  ABSENCE OF CHANGES. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, since the date of the most recent audited financial statements included in the Parent SEC Reports filed prior to the date of this Agreement (the “Parent Financial Statement Date”), the Parent and its subsidiaries have conducted their business only in the usual, regular and ordinary course consistent with past practice, and there have not been (a) any events or circumstances that have had a Parent Material Adverse Effect, (b) except for regular quarterly distributions (in the case of the Parent) not in excess of $0.59 per Parent Common Share with customary record and payment dates, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Parent Common Shares, (c) any split, combination or reclassification of any Parent Common Shares or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, or giving the right to acquire by exchange or exercise, shares of its beneficial interest or any issuance of an ownership interest in, any of the Parent’s subsidiaries, except as contemplated by this Agreement, (d) any damage, destruction or loss, whether or not covered by insurance, that has had, would have or would reasonably be likely to have a Parent Material Adverse Effect or (e) any change made prior to the date of this Agreement in accounting principles or material accounting practices by the Parent or any of the Parent’s subsidiaries, except insofar as may have been disclosed in the Parent SEC Reports filed prior to the date of this Agreement or required by a change in GAAP.

Section 4.8  LITIGATION. As of the date of this Agreement, except (i) as listed in Section 4.8 of the Parent Disclosure Schedule, (ii) as set forth in the Parent SEC Reports filed prior to the date of this Agreement or (iii) for suits, claims, actions, proceedings or investigations arising from the usual, regular and ordinary course of operations of the Parent, involving (A) eviction or collection matters or (B) personal injury or other tort litigation which are covered by insurance (subject to customary deductibles) or for which all material costs and liabilities arising therefrom are reimbursable pursuant to common area maintenance or similar agreements, there is no suit, claim, action, proceeding or investigation pending or, to the actual knowledge of the executive officers of Parent, threatened in writing against the Parent or any of its subsidiaries or any of its or their respective properties or assets that (1) involves amounts in excess of $1,000,000 individually or $5,000,000 in the aggregate or (2) questions the validity of this Agreement or any action to be taken by Parent or the Merger Sub in connection with the consummation of the Merger. Except as set forth in Section 4.8 of the Parent Disclosure Schedule and other than as set forth in the Parent SEC Reports filed prior to the date of this Agreement, none of Parent, the Merger Sub or any of their respective subsidiaries is subject to any outstanding Order.

Section 4.9  COMPLIANCE WITH APPLICABLE LAW. Parent and each of its subsidiaries hold all permits, licenses, variances, exemptions, Orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Parent Permits”), except for Parent Permits the absence of which would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its subsidiaries are in compliance with the terms of the Parent Permits, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect. The businesses of Parent and each of its subsidiaries are not being conducted in violation of any Law applicable to Parent or its subsidiaries, except as would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Parent or its subsidiaries is pending or, to the Parent’s knowledge, threatened in writing, nor, to the Parent’s knowledge, has any Governmental Entity indicated an intention to conduct the same, except to the extent any such investigation would not have a Parent Material Adverse Effect.

Section 4.10  TAXES. Parent (i) for all taxable years since inception, has elected and has been subject to federal and state taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for federal and state Tax purposes for such years, (ii) at all times since such date, has operated in such a manner so as to qualify as a REIT for federal and state Tax purposes and will continue to operate through the Effective Time in such a manner so as to so qualify for the taxable year that includes the Closing Date, and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to the actual knowledge of the executive officers of Parent, threatened.

Section 4.11  BROKERS. No broker, finder or investment banker (other than Macquarie Capital Partners LLC) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Merger based upon arrangements made by and on behalf of the Parent or any of its subsidiaries.

Section 4.12  TAKEOVER STATUTES. Parent has taken all action required to be taken by it in order to exempt this Agreement and the Merger from, and this Agreement and the Merger are exempt from, the requirements of any Takeover Statutes or any takeover provision in the Parent’s articles of incorporation and code of regulations.

Section 4.13  AUTHORIZATION FOR PARENT COMMON SHARES. Parent has taken all necessary action to permit it to issue the number of Parent Common Shares, if any, required to be issued by it pursuant to this Agreement. Parent Common Shares issued pursuant to this Agreement will, when issued, be validly issued, fully paid and nonassessable and no Person will have any preemptive right of subscription or purchase in respect thereof. Parent Common Shares will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities laws and will, when issued, be listed on the NYSE, subject to official notice of issuance.

Section 4.14  INVESTMENT COMPANY ACT OF 1940. Neither the Parent nor any of the Parent’s subsidiaries are, or at the Effective Time will be, required to be registered under the Investment Company Act of 1940, as amended.

Section 4.15  NO PRIOR ACTIVITIES; INTERIM OPERATIONS. Prior to the date hereof, except for obligations incurred in connection with its organization or the negotiation and consummation of this Agreement and the Merger, Merger Sub has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person. From the date hereof through the Closing Date, Merger Sub will engage in no other activities or operations except as contemplated by this Agreement.

Section 4.16  SUFFICIENT CONSIDERATION; NO OWNERSHIP OF COMPANY STOCK. Parent will have at the Closing sufficient funds available to pay the Cash Consideration, Company Option Consideration and Company Warrant Consideration in the Merger and to pay all fees, costs and expenses in connection with the transactions contemplated hereby. None of Parent, Merger Sub or any of their respective subsidiaries owns any Company Common Stock.

Section 4.17  INFORMATION IN COMPANY STATEMENT/PROSPECTUS. The information supplied by the Parent and Merger Sub for inclusion in the Proxy Statement/Prospectus, the Registration Statement or any Other Filing shall not at the time filed with the SEC, at any time it is amended or supplemented, at the time it is mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.

Section 4.18  PROPERTIES. Parent and each of its subsidiaries has good and sufficient title to all of its owned real property, material personal properties and assets reflected in their books and records as being owned by them, free and clear of all Liens, except for Parent Permitted Liens. For purposes of this Agreement,

“Parent Permitted Liens” means (i) Liens for Taxes not yet due or delinquent or as to which there is a good faith dispute and for which there are adequate reserves on the financial statements of Parent (if such reserves are required pursuant to GAAP), (ii) with respect to real property, any Lien, encumbrance or other title defect disclosed on any existing lender’s or owner’s title insurance policy (whether material or immaterial), Liens and obligations arising under the material contracts of Parent and any other Lien which does not, individually or in the aggregate, interfere materially with the current use of such property (assuming its continued use in the manner in which it is currently used); (iii) inchoate materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens arising in the usual, regular and ordinary course and not past due and payable or the payment of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Parent (if such reserves are required pursuant to GAAP); and (iv) mortgage liens, deeds of trust and other secured debt.

ARTICLE V

COVENANTS RELATED TO CONDUCT OF BUSINESS

Section 5.1  COVENANTS OF THE COMPANY. Except (i) as otherwise expressly provided in this Agreement, (ii) as required in response to an incident at any Company Property to prevent further damage or injury to such Company Property, or (iii) as consented to in writing by Parent (which consent in the case of Clauses (h), (i), (j), (m), (p) and (r) of this Section 5.1 shall not be unreasonably withheld or delayed (it being understood and agreed that Parent shall respond to any written requests from the Company for consent within five (5) Business Days)), during the period from the date hereof to the earlier of the date on which this Agreement is terminated pursuant to Section 8.1 and the Effective Time, the Company will, and will cause each of its subsidiaries to, and will use reasonable efforts to cause each Company Non-Subsidiary Entity to, conduct their respective operations in the usual, regular and ordinary course of business consistent with past practice and use reasonable best efforts to preserve (i) intact their respective current business organizations and goodwill, keep available the services of their respective current officers and employees, preserve their respective relationships with tenants, suppliers and others having business dealings with it and (ii) the Company’s status as a REIT within the meaning of the Code. Without limiting the generality of the foregoing, but subject to clauses (i), (ii) and (iii) above, prior to the earlier of the date on which this Agreement is terminated pursuant to Section 8.1 and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Schedule, the Company will not, nor permit any of its subsidiaries to, and shall use reasonable efforts to cause each Company Non-Subsidiary Entity not to:

(a) amend any of the Organizational Documents;

(b) except as set forth in Section 5.1(b) of the Company Disclosure Schedule, authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities convertible into or exchangeable for any stock or any equity interest (including any stock options or stock appreciation rights), except for (i) the issuance or sale of shares of Company Common Stock pursuant to the exercise of Company Stock Options or Company Warrants outstanding on the date hereof, or (ii) automatic grants of Company Stock Options or Company Common Stock to directors of the Company in accordance with plan terms in effect on the date hereof and disclosed in Section 5.1(b) of the Company Disclosure Schedule;

(c) except as set forth in Section 5.1(c) of the Company Disclosure Schedule, (i) split, combine or reclassify any shares of their respective stock or other equity interests; (ii) except (A) as permitted pursuant to Section 6.10 or (B) in transactions between the Company and any of its wholly owned subsidiaries or solely between wholly owned subsidiaries of the Company, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of their respective stock or other equity interests; (iii) except as permitted pursuant to Section 6.10, make any actual, constructive or deemed distribution in respect of any shares of their respective stock or other equity interests or otherwise make any payments to stockholders, partners, members or holders of other equity interests in their capacity as such; or (iv) redeem, repurchase or otherwise acquire, directly or indirectly, any of their respective securities or any securities of any of their respective subsidiaries, including, without limitation, pursuant to the Share Repurchase Program, except in the case of clause (iv) as may be required by the articles of incorporation of the Company or as may be required for the Company to maintain its status as a REIT under the Code;

(d) subject to the provisions Section 6.4, authorize, recommend, propose or announce an intention to adopt, or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(e) subject to the provisions of Section 6.4, alter, through merger, liquidation, dissolution, reorganization, restructuring or otherwise, their respective corporate structures or ownership of any subsidiary or joint venture;

(f) (i) incur or assume any indebtedness or issue any debt securities, except for borrowings (A) under existing lines of credit in the usual, regular and ordinary course of business consistent with past practice to meet working capital requirements or as required to perform contractual obligations, (B) under existing construction loans set forth in Section 3.15(a) of the Company Disclosure Schedule or pending construction loans consistent with past practice and with commercially reasonable terms and conditions; (ii) other than as set forth in Section 3.15(a) of the Company Disclosure Schedule, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, (iii) make any loans, advances or capital contributions to, or investments in, any Person, except (A) to wholly owned subsidiaries of the Company to the extent required to meet contractual obligations of the Company or its subsidiaries, (B) with respect to the projects listed on Section 3.15 to the Company Disclosure Schedule to the extent required to meet contractual obligations of the Company or its subsidiaries, and (C) usual, regular and ordinary course advances to employees not in excess of $1,000 per employee, (iv) pledge or otherwise encumber shares of stock or other equity interests of the Company or its subsidiaries, (v) mortgage or pledge any of their respective assets, tangible or intangible, or create or suffer to exist any Lien thereupon, in an amount exceeding $500,000 in the aggregate, or (vi) pre-pay any indebtedness except in the ordinary course of business consistent with past practice;

(g) except as set forth in Section 5.1(g) of the Company Disclosure Schedule or as otherwise provided in this Agreement, (i) enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, retention, consulting, termination, stock option, warrants, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any director, officer, independent contractor, employee or any Person in any manner except as otherwise required by applicable Law; (ii) increase in any manner the compensation or fringe benefits of any director, officer, independent contractor, or employee of the Company or pay any benefit not required by any plan, arrangement, program or policy as in effect as of the date hereof; (iii) increase the compensation or benefits payable or to become payable to the Company’s employees or employees of any of the Company’s subsidiaries, other than (A) the payment of 2006 annual bonuses; PROVIDED, that the aggregate amount of the 2006 annual bonuses shall not exceed the amount set forth in Section 5.1(g)(iii)(A) of the Company Disclosure Schedule, as such amount shall be reduced by the accrued, but unpaid bonus amounts payable to individuals who cease to be employees of the Company prior to the payment of the 2006 annual bonuses; PROVIDED, FURTHER that no bonuses shall be awarded for employment or services rendered in 2007, and (B) increases in base salaries, provided that the Company shall not, in the period from the date of this Agreement through the Effective Time, pay its employees base salaries which in the aggregate exceed the prorated portion of the amount set forth in Section 5.1(g)(iii)(B) of the Company Disclosure Schedule; (iv) increase the benefits payable under any existing severance or termination pay policies or employment or other agreements; (v) except as set forth in Section 6.8(c) of this Agreement, take any affirmative action to accelerate the vesting of any stock-based compensation; (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Employee Benefit Plan (including, but not limited to, the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Company Employee Benefit Plans or agreements or awards made thereunder), except for automatic grants of Company Stock Options or Company Common Stock to directors of the Company in accordance with plan terms in effect on the date hereof and disclosed in Section 5.1(b) of the Company Disclosure Schedule; (vii) provide any officer, director, independent contractor, or employee with severance or termination pay pursuant to any agreement, program or policy not yet in place as of the date hereof; or (viii) except as required by Law, take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Employee Benefit Plan;

(h) (i) sell, lease, transfer or dispose of (or agree to do any of them) (A) any personal property, except for sales of personal property not exceeding $250,000 individually or $1,000,000 in the aggregate or (B) any real property, other than sales of Company Properties pursuant to existing contracts or letters of intent identified in Section 5.1(h) of the Company Disclosure Schedule; or (ii) enter into any contract or letter of intent for the sale, lease, transfer, mortgage or disposition of any real property (except as otherwise permitted pursuant to this Section 5.1(h));

(i) (i) terminate, modify or amend any Company Space Lease that relates to in excess of 20,000 square feet of net rentable area, (ii) enter into any new lease (including renewals) for in excess of 20,000 square feet of net rentable area at a Company Property, (iv) terminate, enter into, sublease, assign or modify any Ground Lease, or (v) consent to or enter into the sublease or assignment of any Company Space Lease that relates to in excess of 10,000 square feet of net rentable area;

(j) except as may be required as a result of a change in Law or GAAP, change any accounting principles or material accounting practices used by them;

(k) (i) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership, joint venture, association or other business organization or division thereof or any equity interest therein (provided, however, the Company or any of its subsidiaries may contribute to or fund any joint venture if contractually obligated to do so pursuant to the agreements listed on Section 3.15(a)(ii) of the Company Disclosure Schedule); (ii) acquire, enter into any option to acquire, or exercise an option or other right or election or enter into any other commitment or contractual obligation for the acquisition of any real property or other transaction involving nonrefundable deposits or for the acquisition of other assets, except purchases of such other assets in the ordinary course of business consistent with past practice in an amount not to exceed $500,000; (iii) authorize, or enter into any commitment contractual obligation for, any capital expenditure relating to the Operating Properties, except as otherwise set forth in the 2006 Budget or the budgets approved by Parent as set forth in Section 5.1(k) of Company Disclosure Schedule (it being understood that Parent and the Company shall reasonably agree on capital expenditure budgets for 2007); or (iv) authorize, or enter into any commitment or contractual obligation for, any expenditure relating to the Company Properties, except in the usual, regular and ordinary course of business consistent with past practice in order to maintain the Company Property in working order;

(l) (i) make, change, or rescind any election relating to Taxes or any Tax accounting method, or amend any material Tax Return, or suffer the termination or revocation of any election relating to the Company’s REIT status (unless the Company reasonably determines, after prior consultation with Parent, that such action is (A) required by Law; (B) necessary or appropriate to preserve the status of the Company as a REIT or to preserve the status of any Company subsidiary treated as a partnership or disregarded entity for U.S. federal tax purposes; or (C) commercially reasonable in the context of the Company’s business and relates to a change in Law occurring after the date hereof); PROVIDED, that nothing in this Agreement shall preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code; (ii) settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, claim or assessment unless such action satisfies the requirements of subclause (B) of clause (i) or (iii) enter into, amend or modify any agreement related to Taxes including any Tax Protection Agreement, or take any action that would, or could reasonably be expected to, violate any agreement related to Taxes, including any Tax Protection Agreement, or otherwise give rise to any liability of the Company or any subsidiary with respect thereto;

(m) waive, release, assign, settle or compromise any material claim, litigation or other legal proceeding, or pay, discharge or satisfy any other material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for claims, litigation or other legal proceedings arising from the usual, regular and ordinary course of operations of the Company involving collection matters or personal injury which are covered by adequate insurance (subject to customary deductibles), or any such other claims, liabilities or obligations reflected or reserved against in the consolidated financial statements (or the notes thereto) of the Company;

(n) enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its subsidiaries or any successor thereto from engaging or competing in any line of business or in any geographic area;

(o) enter into any new line of business;

(p) except as otherwise permitted by the Agreement, (i) amend or terminate, or waive compliance with the terms of or breaches under, any Company Material Contract or (ii) enter into a new contract, agreement or arrangement that, if entered into prior to the date of this Agreement would have been required to be listed in the Company Disclosure Schedule pursuant to Sections 3.10 or 3.15;

(q) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any Affiliates which involves the transfer of consideration or has a material financial impact on the Company, other than pursuant to the Related Services Agreements;

(r) permit any insurance policy naming the Company or any of its subsidiaries as a beneficiary or a loss payable payee to be canceled or terminated, unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled or terminated policy;

(s) take any action that would be reasonably likely to (i) cause any of the representation or warranties of the Company set forth in Article III hereof being inaccurate in any material respect or any of the covenants of the Company set forth in this Agreement to be breached in any material respect, (ii) result in any of the conditions to the Merger set forth in Article VII hereof not being satisfied in all material respects, or (iii) materially and adversely affect the Company’s ability to consummate the Merger;

(t) authorize, approve, consent to or otherwise permit any transaction or Company Property to be subject to a Participation Interest under any Participation Agreement except those set forth in Section 3.10(h) of the Company Disclosure Schedule; or

(u) take, propose to take, agree in writing, or announce an intention to take any actions related to the foregoing.

Section 5.2  COVENANTS OF PARENT. Except (i) as otherwise expressly provided in this Agreement, or (ii) as consented to in writing by Company (which consent shall not be unreasonably withheld or delayed (it being understood and agreed that Company shall respond to any written requests from the Parent for consent within five (5) Business Days)), during the period from the date hereof to the earlier of the date on which this Agreement is terminated pursuant to Section 8.1 and the Effective Time, the Parent will, and will cause each of its subsidiaries to conduct their respective operations in the usual, regular and ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, but subject to clauses (i) and (ii) above, prior to the earlier of the date on which this Agreement is terminated pursuant to Section 8.1 and the Effective Time, Parent will not, nor permit any of its subsidiaries to:

(a) take any action that would be reasonably likely to (i) result in any of the conditions to the Merger set forth in Article VII hereof not being satisfied in all material respects or (ii) materially and adversely affect the Parent’s ability to consummate the Merger; and

(b) take, propose to take, or agree in writing or otherwise to take, any of the actions described in this Section 5.2.

Section 5.3  ACCESS TO INFORMATION.

(a) Between the date hereof and the Effective Time, the Company shall cause each of its subsidiaries to, shall use its reasonable best efforts to cause each of the Company Non-Subsidiary Entities to, shall cause each of the authorized representatives (including directors, officers, employees, counsel, financial advisors, lenders and auditors) of the Company and its subsidiaries to, and shall use its reasonable best efforts to cause each of the authorized representatives (including directors, officers, employees, counsel, financial advisors, lenders and auditors) of the Company Non-Subsidiary Entities to, (i) give Parent and its authorized representatives (including officers, employees, counsel, financial advisors, lenders and auditors) reasonable access during normal business hours, and upon reasonable advance notice in writing, to all properties, facilities and books and records of the Company, its subsidiaries and the Company Non-Subsidiary Entities and (ii) permit such inspections as Parent may reasonably require and furnish Parent with such financial and operating data and other information with respect to the business, properties and personnel of the Company, its subsidiaries and the Company Non-Subsidiary Entities as Parent may from time to time reasonably request, provided that no investigation pursuant to this Section 5.3(a) shall affect or be deemed to modify any of the representations or warranties made by the Company hereto and all such access shall be coordinated through the Company or its designated representatives, in accordance with such reasonable procedures as they may establish and shall be done in such a manner as to not in any material manner interfere with or disrupt the business or operations of the Company.

(b) Subject to Antitrust Law, each of the parties hereto will cooperate with the other during the period from the date hereof to the earlier of the date on which this Agreement is terminated pursuant to Section 8.1 and the Effective Time, in order to effectively plan to integrate their business organizations and to maintain and enhance their respective relationships with tenants, lenders, suppliers and others having business dealings with it.

(c) Each of the parties hereto will hold and will cause its authorized representatives to hold in confidence all documents and information concerning the Company, its subsidiaries and the Company Non-Subsidiary Entities or Parent and Merger Sub and their respective subsidiaries, as the case may be, made available to the other party in connection with the Merger pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and Parent dated July 31, 2006 (the “Confidentiality Agreement”).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1  PREPARATION OF FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS.

(a) As promptly as practicable after the execution of this Agreement, the Company and Parent shall cooperate with each other regarding, and, prepare and file with the SEC, a proxy statement/prospectus (together with any amendments thereof or supplements thereto, the “Proxy Statement/Prospectus”) relating to the meeting of the Company’s stockholders to be held to consider approval of the Merger (the “Company Voting Proposal”), and Parent shall prepare and file a registration statement on Form S-4 (in which the Proxy Statement/Prospectus will be included) pursuant to which the issuance of Parent Common Shares, if any, to be issued in the Merger will be registered under the Securities Act (the “Registration Statement”). Subject to the provisions of Section 6.4, the Proxy Statement/Prospectus shall include the recommendation of the Company Board to the stockholders of the Company in favor of approval this Agreement and the Merger (the “Company Recommendation”). The Company and Parent will cause the Proxy Statement/Prospectus and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Parent and the Company shall use all reasonable efforts to have or cause the Proxy Statement/Prospectus to be cleared by the SEC and to cause the Registration Statement to become effective as promptly as practicable. Without limiting the generality of the foregoing, each of the Company and Parent shall cause its respective officers, directors, employees, financial advisors, agents or other representatives (“Representatives”) to fully cooperate with the other party and its respective Representatives in the preparation of the Proxy Statement/Prospectus and the Registration Statement, and shall, upon request, furnish the other party with all information concerning it and its Affiliates as the other may deem reasonably necessary or advisable in connection with the preparation of the Proxy Statement/Prospectus and the Registration Statement. Parent shall use commercially reasonable best efforts to take all actions required under any applicable federal or state securities or Blue Sky Laws in connection with the issuance of Parent Common Shares pursuant to the Merger, if any, and will pay all filing fees incident thereto. As promptly as practicable after the Registration Statement becomes effective, the Company shall cause the Proxy Statement/Prospectus to be mailed to its stockholders.

(b) Without limiting the generality of the foregoing, prior to the Effective Time (i) the Company and Parent shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Proxy Statement/Prospectus or the Registration Statement, and (ii) the Company and Parent shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC on, or of any written or oral request by the SEC for amendments or supplements to, the Proxy Statement/Prospectus or the Registration Statement, and shall promptly supply the other with copies of all correspondence between it or any of its Representatives and the SEC with respect to any of the foregoing filings.

(c) Prior to the mailing of the Proxy Statement/Prospectus, the Company shall designate The Altman Group or another agent reasonably acceptable to Parent to act as the solicitor for the purpose of soliciting proxies from the Company’s stockholders for the approval of the Company Voting Proposal.

Section 6.2  COMPANY STOCKHOLDERS’ MEETING. The Company shall, in accordance with applicable Law and its articles of incorporation and bylaws, call, give notice and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) as promptly as practicable after the date on which the Proxy Statement/Prospectus is cleared by the SEC for the purpose of submitting the Company Voting Proposal to the Company’s stockholders for approval. Subject to the provisions of Section 6.4, the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the Company Voting Proposal and shall take all other action necessary or advisable to secure the vote of its stockholders required by Law to obtain such approvals. Subject to the provisions of Section 6.4, the Company shall take all other action necessary or, in the reasonable opinion of the Parent, advisable to promptly secure any vote or consent of the Company’s stockholders required by Law and the Company’s articles of incorporation or bylaws to effect the Merger. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 6.2 to timely call and conduct the Company Stockholders’ Meeting shall not be affected by the commencement, public proposal or communication to the Company of any Acquisition Proposal. The Company shall arrange and set forth in the Proxy Statement/Prospectus a method by which the Company’s stockholders may provide proxies relating to and vote for the Company Voting Proposal by telephone as recommended by the proxy solicitor to be appointed pursuant to Section 6.1(e). In addition, each of the Company and Parent shall, or shall cause their respective Affiliates to, prepare and, after consultation with each other, file with the SEC all Other Filings that are required to be filed by such party in connection with the transactions contemplated hereby.

Section 6.3  REASONABLE BEST EFFORTS.

(a) Subject to the terms and conditions of this Agreement, each party hereto will use its reasonable best efforts to take, or cause to be taken, in good faith, all actions, and do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Merger and to cause to be satisfied all conditions precedent to its obligations under this Agreement, in each case as soon as practicable, after the date hereof, including, consistent with the foregoing, (i) preparing and filing as promptly as practicable with the objective of being in a position to consummate the Merger as promptly as practicable following the date of this Agreement, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, assignments, assumption agreements, licenses, Orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (collectively, the “Required Approvals”), and (ii) using its reasonable best efforts to obtain the Required Approvals.

(b) Each of Parent and the Company shall use its reasonable best efforts to cooperate in all respects with each other in connection with any filing or submission, in any, to or any investigation or proceeding by the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Entity.

(c) Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.3(a) to obtain all Required Approvals, use its reasonable best efforts to (i) subject to applicable Law, permit the other party to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written or material oral communication (or other correspondence or memoranda) between it and any Governmental Entity, and (ii) promptly inform each other of and supply to such other party any communication (or other correspondence or memoranda) received by such party from, or given by such party to, the DOJ, the FTC or any other Governmental Entity, in each case regarding the Merger contemplated hereby.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.3, if any objections are asserted with respect to the Merger contemplated hereby under any antitrust or competition Law, each of Parent and the Company agrees to use its reasonable best efforts (which under no circumstances shall involve divesting of material assets) to resolve any antitrust concerns, federal, state, foreign or private, obtain all Required Approvals and obtain termination of the waiting period under the HSR Act or any other applicable Law and the termination of any outstanding Orders prohibiting the Closing so as to permit consummation of the Merger as soon as practicable. In furtherance and not in limitation thereof, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened in writing to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law or regulation, or if any statute, rule, regulation, Order or injunction is enacted, entered, promulgated or enforced by a Governmental Entity that would make the Merger illegal or would otherwise prohibit or materially impair or delay the consummation the Merger, the Company shall cooperate with Parent in all respects in responding thereto, and each shall use its respective reasonable best efforts to contest, resist and/or attempt to resolve any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger contemplated by this Agreement, and to have such statute, rule, regulation, executive Order repealed, rescinded or made inapplicable so as to permit consummation of the Merger.

(e) The Company shall provide, and shall cause its subsidiaries to provide, all reasonable cooperation in connection with the arrangement of any debt financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or its subsidiaries), including without limitation, (i) providing assistance with respect to the review and granting of mortgages and security interests in collateral for such financing, and obtaining any consents associated therewith, and (ii) obtaining, or authorizing Parent or its Representatives to obtain, estoppels and certificates from tenants, lenders and ground lessors in form and substance reasonably satisfactory to any potential lender. Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by it or its subsidiaries in performing their obligations under this Section 6.3(e).

(f) Parent shall use its reasonable best efforts to arrange and obtain debt financing (the “Debt Financing”) to fund all or a portion of the Merger Consideration. For the avoidance of doubt, if the Debt Financing has not been obtained, Parent shall continue to be obligated to consummate the Merger on the terms contemplated by this Agreement and subject only to the satisfaction or waiver of the conditions set forth in Sections 7.1 and 7.2 of this Agreement and to Parent’s rights under Section 8.1, regardless of whether Parent have complied with all of their other obligations under this Agreement (including their obligations under this Section 6.3(f).

Section 6.4  COMPANY ACQUISITION PROPOSALS.

(a) From the date hereof until the earlier of the Effective Time or termination hereof and except as permitted by the following provisions of this Section 6.4, the Company will not, nor will it permit any of its subsidiaries to, nor will it permit any officer, director, employee or agent of, or any financial advisor, attorney, accountant or other advisor or representative of, the Company or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by furnishing nonpublic information) any inquiries or the making of any proposal or offer or other action that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations in furtherance of such inquiries or to obtain an Acquisition Proposal or the making of any proposal that constitutes any Acquisition Proposal, or release any Person from any standstill agreement or similar obligation to the Company or any of its subsidiaries other than the automatic termination of standstill obligations pursuant to the terms of agreements as in effect as of the date hereby, (iii) withdraw, modify or amend the Company Recommendation in any manner adverse to Parent or Merger Sub, or (iv) enter into any agreement in principle, arrangement, understanding, contract or agreement relating to, or approve, endorse or recommend, an Acquisition Proposal; PROVIDED, HOWEVER, that subject to the Company’s compliance with this Section 6.4, nothing contained in this Agreement shall prevent the Company, the Company Board or the Sub Committee, prior to receipt of the approval by the stockholders of the Company of Company Voting Proposal and in response to a bona fide, unsolicited, written Acquisition Proposal from a Third Party (that does not result from a breach of this Section 6.4), from: (x) entering into a definitive agreement providing for the implementation of a Superior Proposal (as hereinafter defined) if the Company or the Company Board has complied with the procedures of and has not breached the provisions of this Section 6.4 and is simultaneously terminating this Agreement pursuant to and in accordance with Section 8.1(e), or (y) furnishing information to or entering into or participating in discussions or negotiations with, any Third Party that makes an unsolicited bona fide written Acquisition Proposal to the Company if and only to the extent that, prior to taking such action (1) the Company Board determines in good faith, after consultation with independent outside counsel to the Company, that failure to do so would be inconsistent with its fiduciary duties to stockholders imposed by Law, (2) the Company Board determines in good faith, after consultation with independent financial advisors, that such Acquisition Proposal would be reasonably likely, if consummated, to constitute a Superior Proposal, (3) the Third Party has entered into a confidentiality agreement at least as restrictive as the Confidentiality Agreement in all material respects, and (4) the Company complies with the procedures set forth in this Section 6.4.

(b) The Company Board will not take any of the actions referred to in clause (y) of Section 6.4(a) unless the Company has delivered to the Parent a prior written notice advising the Parent that it intends to take such action, and the Company will continue to advise the Parent with respect to such matters after taking such action. In addition, the Company will notify Parent as soon as practicable (but in any event within 48 hours) after receipt by an officer or director of the Company or by any of the Company’s advisors of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the Company’s properties, books or records by any Third Party that informs the Company that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact and copies of any proposed agreement relating thereto. If the Acquisition Proposal is determined by the Company Board, in accordance with this Agreement, to be a Superior Proposal, the Company shall promptly (but in any event within 48 hours) after such determination furnish to Parent copies of any proposed agreement relating thereto and all information it provides to the offeror and promptly (but in any event within 48 hours) after such determination notify Parent in writing of any oral or written changes to the terms and conditions of any Acquisition Proposal. If the Company Board is prepared to accept any Acquisition Proposal as a Superior Proposal in accordance with this Section 6.4, it shall give written notice thereof to Parent and Merger Sub setting forth the material terms and conditions of such Superior Proposal, including the amount of consideration per share of Company Common Stock the stockholders of the Company will receive and the definitive agreements pursuant to which such Superior Proposal would be implemented (a “Superior Proposal Notice”). For a period of not less than 48 hours after the Company delivers to Parent a Superior Proposal Notice, the Company shall and shall cause its legal and financial advisors to, if requested by Parent, negotiate in good faith with Parent to revise this Agreement so that the Acquisition Proposal that constituted a Superior Proposal no longer constitutes a Superior Proposal; PROVIDED, HOWEVER, that in determining whether an Acquisition Proposal is a Superior Proposal the Company must take into account any amendments to this Agreement proposed by Parent. For the avoidance of doubt, any amendment to the financial or other terms of an Acquisition Proposal (whether or not a Superior Proposal) shall be treated as a new Acquisition Proposal for purposes of this Section 6.4 and shall require a new Superior Proposal Notice if such new Acquisition Proposal is determined by the Company to be a Superior Proposal.

(c) The Company will (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to any Acquisition

Proposal, (ii) use reasonable efforts to cause all Persons (other than Parent, Merger Sub and their respective Affiliates and advisors) who have been furnished with confidential information regarding the Company and its subsidiaries and the Company Non-Subsidiary Entities in connection with the solicitation of or discussions regarding any Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information, and (iii) use its reasonable best efforts to enforce and not waive any provision or release any Person (other than Parent, Merger Sub and their respective Affiliates and advisors) from any confidentiality, standstill or similar agreement relating to an Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of Section 6.4(a) of the obligations undertaken in this Section 6.4.

(d) The Company Board will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the Company Recommendation, and will not approve or recommend an Acquisition Proposal, unless in connection with a Superior Proposal which is pending at the time the Company determines to take such action: (i) the Company Board determines in good faith, after consultation with outside legal counsel to the Company, that it must take such action to comply with its fiduciary duties to its stockholders imposed by Law, (ii) the Company provides Parent with notice of its decision to withdraw or modify the Company Recommendation, and (iii) during the period after the Company’s notice: (A) the Company shall have offered to negotiate with, and, if accepted, negotiated in good faith with, Parent to attempt to make such commercially reasonable adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the Merger, and (B) the Company Board shall have concluded, after considering the results of such negotiations and the revised proposals made by the Parent, if any, that any Acquisition Proposal could result in a Superior Proposal.

For purposes of this Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal which (i) in the good faith judgment of the Company Board, is reasonably likely to be consummated, and (ii) a majority of the Company Board determines in their good faith judgment after consultation with independent financial advisors of nationally recognized reputation and taking into account all of the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, to be more favorable and provide greater value to the Company’s stockholders from a financial point of view (which determination may take into account legal matters) than as provided hereunder and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Company Board; provided that for purposes of this definition the references in the definition of Acquisition Proposal to “20%” shall be deemed to be references to “66 2/3%.”

(e) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) referring any Person to this Section 6.4, or (ii) taking and disclosing to its stockholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders which, in the good faith judgment of the Company Board, after consultation with outside legal counsel, that it must take such action to comply with its fiduciary duties to its stockholders imposed by Law; PROVIDED, HOWEVER, that neither the Company nor the Company Board nor any committee thereof may, except as expressly permitted by Section 6.4(d), withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal; PROVIDED FURTHER, that disclosure to the Company stockholders pursuant to Rule 14e-2 relating to an Acquisition Proposal shall be deemed to be a qualification, withdrawal or modification, of the Company Recommendation unless the Company Board expressly, and without qualification, reaffirms the Company Recommendation in such disclosure.

Section 6.5  RESIGNATIONS. Upon the written request of Parent, (i) the Company shall cause any or all of the directors (or persons occupying similar positions in any limited liability company or other entity) and/or officers of each direct or indirect wholly owned subsidiary of the Company to resign or be removed or, as to officers, to resign or be terminated, effective as of the Closing, and (ii) if the Company or any of its affiliated entities has the right to appoint any director (or person occupying a similar position in any limited liability company or other entity) or to cause the resignation or termination of any officer of any other entity in which the Company (directly or indirectly) owns an equity interest, the Company shall cause, effective as of the Closing, such director to resign or to be removed and/or such officer to resign or be terminated.

Section 6.6  PUBLIC ANNOUNCEMENTS. Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other written public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement will be in the form agreed to by the parties hereto prior to the execution of this Agreement.

Section 6.7  INDEMNIFICATION; DIRECTORS’ AND OFFICERS’ INSURANCE.

(a) From and after the Effective Time Parent shall cause the Surviving Entity to (i) indemnify, defend and hold harmless each present or former officer or director of the Company or any Company subsidiary and any person who becomes an officer or director of the Company or any Company subsidiary after the date hereof but prior to the Effective Time (each an “Indemnified Party” and, collectively, the “Indemnified Parties”), to the same extent as such officers or directors are entitled to indemnification under the Company’s articles of incorporation, bylaws, employment agreements or indemnification contracts as in effect on the date hereof against all losses, claims, damages, liabilities, costs and expenses (including, attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a “Claim”) to the extent any such Claim relates in any manner to actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, and (ii) advance to such Indemnified Party its fees and expenses (including attorneys’ fees and expenses) promptly upon request by such Indemnified Party to the fullest extent permitted under the Company’s articles of incorporation, bylaws, employment agreements or indemnification contracts as in effect on the date hereof, subject to the provision by such Indemnified Party of an undertaking to reimburse the Surviving Entity the amounts so advanced in the event of a final and conclusive determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto.

(b) Any Indemnified Parties proposing to assert the right to be indemnified under Section 6.7(a) shall, promptly after receipt of notice of commencement of any action against such Indemnified Parties in respect of which a claim is to be made under Section 6.7(a) against the Surviving Entity, notify the Surviving Entity of the commencement of such action, enclosing a copy of all papers served; PROVIDED, HOWEVER, that the failure to so notify the Surviving Entity shall not relieve it from any liability which it may have under Section 6.7(a) unless the Surviving Entity is materially and adversely prejudiced thereby. If any such action is brought against any of the Indemnified Parties and such Indemnified Parties notify the Surviving Entity of its commencement, the Surviving Entity will be entitled to participate in and, to the extent that the Surviving Entity elects by delivering written notice to such Indemnified Parties promptly after receiving notice of the commencement of the action from the Indemnified Parties, to assume the defense of the action with counsel reasonably satisfactory to the Indemnified Parties after notice from the Surviving Entity to the Indemnified Parties of its election to assume the defense. The Surviving Entity will not be liable to the Indemnified Parties for any legal or other expenses except as provided below. If the Surviving Entity assumes the defense, the Surviving Entity shall have the right to settle such action without the consent of the Indemnified Parties; provided, however, that the Surviving Entity shall be required to obtain such consent if the settlement includes any admission of wrongdoing on the part of the Indemnified Parties or any decree or restriction on the Indemnified Parties; provided, further, that the Surviving Entity, in the defense of any such action shall not, except with the consent of the Indemnified Parties (which consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Parties of a release from all liability with respect to such action. The Indemnified Parties will have the right to employ their own counsel in any such action, but the fees, expenses or other charges of such counsel will be at the expense of such Indemnified Parties unless (i) the employment of counsel by the Indemnified Parties has been authorized in writing by the Surviving

Entity, (ii) an actual and apparent conflict exists (based on advice of counsel to the Indemnified Parties) between the Indemnified Parties and the Surviving Entity (in which case the Surviving Entity will not have the right to direct the defense of such action on behalf of the Indemnified Parties) or (iii) the Surviving Entity has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of one additional counsel (representing all of the Indemnified Parties) will be at the expense of the Surviving Entity and shall be paid by the Surviving Entity in a timely manner as statements therefor are received (regardless of whether received prior to or after final disposition of the claim, action, suit, proceeding or investigation). The Surviving Entity shall not be liable for any settlement of any action or claim effected without its written consent.

(c) The Surviving Entity shall obtain and maintain in effect at the Effective Time and continuing until the sixth anniversary thereof “run-off” director and officer liability coverage with a coverage amount and other terms and conditions in all material respects no less favorable to the Indemnified Parties than under the Company’s current directors and officers liability insurance policy covering the directors and officers of the Company with respect to their service as such prior to the Effective Time; provided, however, that in no event shall the Surviving Entity be required to expend on an annual basis more than 300% of the current premium paid by the Company to obtain and maintain such insurance coverage; provided further that, in the event that the aggregate premiums for maintaining such insurance for the benefit of the persons currently covered by the Company’s officers and directors insurance policy under this Section 6.7(c) are in excess of 300% of the aggregate amount per annum, then the Surviving Entity shall only be obligated to maintain such insurance coverage as is reasonably available for such amount.

(d) In the event the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Entity shall assume the obligations set for in this Section 6.7.

(e) The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives.

Section 6.8  EMPLOYEE MATTERS.

(a) BENEFIT PLANS. After the Effective Time, all employees of the Company or any Company ERISA Affiliate who are employed by Parent or any Parent ERISA Affiliate shall, at the option of Parent, either continue to be eligible to participate in an “employee benefit plan”, as defined in Section 3(3) of ERISA (an “Employee Benefit Plan”), of the Company which is, at the option of Parent, continued by Surviving Entity, or alternatively shall be eligible to participate in the same manner as other similarly situated employees of Parent or subsidiaries in any Employee Benefit Plan of Parent or its subsidiaries, sponsored or maintained by Parent after the Effective Time. With respect to each such Employee Benefit Plan of Parent, service with the Company or any Company ERISA Affiliate and the predecessor of any of them shall be included for purposes of determining eligibility to participate, vesting (if applicable) and determination of the level of entitlement to, benefits under such Employee Benefit Plan of Parent. Parent, at its sole discretion, may, or may cause its Parent ERISA Affiliates to, (i) waive all limitations, as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to all employees of the Company and the Company ERISA Affiliates who are employed by Parent under any “welfare plan” (as defined in Section 3(1) of ERISA) that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any “welfare plan” (as defined in Section 3(1) of ERISA) maintained for such employees immediately prior to the Effective Time, and (ii) provide each such employee of the Company who is employed by Parent with credit for any co-payments and deductibles paid prior to the Effective Time for the plan year within which the Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements under any “welfare plans” (as defined in Section 3(1) of ERISA) that such employees are eligible to participate in after the Effective Time. After the Effective Time, all Company Employees shall be provided, in the aggregate, with benefits that are at least comparable to the benefits for similarly situated employees of Parent, or shall be enrolled in such plans or programs of Parent.

(b) STOCK OPTION AND RESTRICTED STOCK PLANS. The Company shall take all actions required to ensure that the Company Option Plans and any and all other programs, arrangements, or agreements of the Company granting Company Stock Options and/or shares of restricted Company Common Stock shall be terminated and all benefits and obligations to which participants and participants’ beneficiaries are otherwise entitled to thereunder are fully satisfied as of the Effective Time in accordance with Section 2.8, so that no further benefits or obligations shall exist under such Company Option Plans or other programs, arrangements, or agreements granting Company Stock Option and/or shares of restricted Company Common Stock.

(c) COMPANY STOCK OPTIONS. The Company shall take all actions necessary and appropriate, including, without limitation, obtaining all necessary consents, if any, to provide that all outstanding Company Stock Options shall become fully vested and exercisable immediately prior to the Effective Time, and that as of the Effective Time, all such Company Stock Options shall be converted in accordance with Section 2.8, and shall have no further force or effect.

(d) RESTRICTED STOCK. All unvested shares of restricted stock of the Company set forth in Section 6.8(d) of the Company Disclosure Schedule, shall, by virtue of this Agreement and without further action of the Company, Parent or the holder of such shares of restricted stock, vest and become free of all restrictions immediately prior to the Effective Time and shall be converted into the Merger Consideration pursuant to Section 2.1.

(e) DEFERRED COMPENSATION. To the extent that any severance, employment, change of control, bonus or similar type program, plan, agreement, or arrangement, which benefits the Company’s or the Company’s Subsidiary’s officers, directors, independent contractors, or employees, provides for the deferral of compensation in accordance with Code Section 409A, the Company Board shall, prior to the Effective Time, take such actions as are necessary to (i) terminate such program, plan, agreement, or arrangement or (ii) cause such program, plan, agreement, or arrangement to be operated in reasonable good faith compliance with Code Section 409A. Such actions shall be done in a manner that does not result in additional liability to the Company and which is subject to the prior approval of Parent, which approval shall not be unreasonably withheld.

(f) BONUS PAYMENTS. Subject to the limitations set forth in Section 5.1(g)(iii) of this Agreement, the Company Board shall be entitled to declare and pay annual bonuses for 2006 to the employees of the Company in accordance with the existing bonus criteria disclosed in Section 6.8(f) of the Company Disclosure Schedule.

(g) RETENTION PLAN. The Company Board shall be entitled to establish a retention plan, and to make payments in accordance with such plan, for certain employees of the Company, in each case as set forth in Section 6.8(g) of the Company Disclosure Schedule.

Section 6.9  NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if (i) any representation or warranty contained in this Agreement that is qualified by materiality becomes untrue or inaccurate in any respect or any such representation or warranty contained in this Agreement that is not so qualified becomes untrue or inaccurate in any material respect, or (ii) any failure of the Company or Parent, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and, PROVIDED FURTHER, that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 7.2(b) or 7.3(b), as the case may be.

Section 6.10  COORDINATION OF DISTRIBUTIONS. The Company shall not make any dividend or distribution to its shareholders without the prior written consent of Parent; PROVIDED, HOWEVER, that the written consent of Parent shall not be required for the authorization and payment of (i) distributions required for the Company to maintain its status as a REIT under the Code (determined taking into account, and giving effect to, the principles set forth below) or (ii) with respect to each calendar month ending after the date hereof and prior to the calendar month in which the Effective Time shall occur, monthly distributions with respect to the Company Common Stock of up to $0.069167 per share of Company Common Stock per month; PROVIDED that in no event shall the Company declare or pay any dividend with respect to the month in which the Effective Time shall occur, but the Company stockholders shall be entitled, in lieu thereof, to the amount referred to in clause (ii) of Section 2.1(a). In the event that a distribution with respect to the Company Common Stock permitted by this Section 6.10 has (x) a record date prior to the Effective Time and (y) has not been paid as of the Effective Time, the holders of Company Common Stock shall be entitled to receive such distribution pursuant to Article II of this Agreement. The declaration and payment of any dividend or distribution permitted by this Section 6.10 to maintain the Company’s status as a REIT under the Code shall reduce the Merger Consideration dollar for dollar and the determination of whether any such dividend or distribution is necessary shall be made by including the Merger Consideration as a distribution qualifying for the dividends paid deduction under, if so allowed, Sections 561 and 562 of the Code provided that the Company is not required to include the Merger Consideration as a distribution qualifying for the dividends paid deduction under Sections 561 and 562 of the Code with respect to a particular taxable year if the Company reasonably believes that the Closing may not occur in such taxable year.

Section 6.11  TAXES.

(a) Parent and the Company (and, as appropriate, the Company’s subsidiaries) shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to tax, “Transfer And Gains Taxes”). From and after the Effective Time, Parent shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to stockholders of the Company, all Transfer and Gains Taxes.

(b) The Company will consult with and provide Parent the opportunity to review and comment upon all returns, questionnaires, applications or other material documents to be filed after the date hereof by the Company with respect to Taxes including, without limitation, the Company’s federal, material state and local income Tax returns for its taxable year ended December 31, 2006, and shall not file any such Tax Returns without the prior review and comment of Parent, which shall not be unreasonably delayed. Subject to the preceding sentence, the Company shall prepare and file (or cause to be prepared and filed) all Tax Returns (or obtain or cause to be obtained any extensions with respect to the time for their filing) on or before the Closing Date in a manner consistent with past practice, except as required by Law.

(c) The Company will cause each of the Company’s subsidiaries to consult with and provide Parent the opportunity to review and comment upon all returns, questionnaires, applications or other material documents to be filed after the date hereof by each respective subsidiary of the Company with respect to Taxes including, without limitation, each of the Company’s subsidiaries’ federal, material state and local income Tax Returns for its taxable year ended December 31, 2006, and the Company shall not cause any of its subsidiaries to file any such returns without the prior review and comment of Parent, which shall not be unreasonably delayed. Subject to the preceding sentence, each of the Company and its subsidiaries will duly and timely file all Tax Returns and other documents required to be filed by it with U.S. federal, state, local and any non-U.S. Governmental Entity, after giving effect to extensions permitted by any Law and properly granted by the appropriate authority, provided that the Company notifies Parent in writing that it or any of its subsidiaries is availing itself of such extensions, and provided, further, that such extensions could not reasonable be considered to adversely affect the Company’s status as a REIT under the Code or result in an increase in Taxes of (or in respect of) the Company or any of its subsidiaries.

(d) Except to the extent provided in paragraph (a) above, the Company and its subsidiaries shall fully and timely pay (or cause to be so paid) all Taxes due and payable on or prior to Closing Date.

(e) The Company shall continue to operate in such a manner so as to permit the Company to qualify as a REIT for its taxable year ending as of the Effective Time.

(f) For U.S. federal and other applicable income Tax purposes, the Company shall report and treat the Merger as a taxable disposition by the Company of all of the Company’s assets in exchange for the Merger Consideration and the assumption of all of the Company’s liabilities, followed by a liquidating distribution of such Merger Consideration to the holders of Company Common Stock and Company Preferred Stock under Sections 331 and 562 of the Code. This Agreement constitutes a “plan of liquidation” of the Company for U.S. federal income Tax purposes and the Company Board, prior to that date on which the Effective Time of the Merger occurs, will adopt this Agreement as such plan.

Section 6.12  EXTENSION OF INSURANCE POLICIES. The Company shall, as soon as practicable following the date hereof, take all necessary action to (i) renew its current directors and officers liability insurance policy through December 31, 2007 on terms and conditions substantially similar to those of the existing policy and consistent with past practice, (ii) at the request of Parent, exercise its option to obtain two (2) years of “run-off” director and officer liability coverage pursuant to the terms of the Company’s current directors and officers liability insurance policy and (iii) extend any other insurance policy set forth in Section 3.22 of the Company Disclosure Schedule through December 31, 2007 on terms and conditions substantially consistent with past practice.

Section 6.13  OBTAINING CONSENTS. The Company shall give (or shall cause its Subsidiaries to give) any notices to Third Parties, and use, and cause its subsidiaries to use, their reasonable best efforts (including, without limitation, sending notices and requests for consents to assume to the Company’s secured lenders) to obtain any Third Party consents related to or required in connection with the Merger that are (i) disclosed or required to be disclosed in the Company Disclosure Schedule, or (ii) required to prevent a Material Adverse Effect on the Company from occurring prior to or after the Effective Time.

Section 6.14  SUSPENSION OF PLANS. The Company shall immediately suspend, effective as soon as possible after the date of this Agreement, and shall not reinstate, the Distribution Reinvestment Plan, the Employee Stock Purchase Plan and the Share Repurchase Program (collectively, the “Suspended Plans”), and the Company will not hereafter allow any participants in any Suspended Plan to elect to purchase or have purchased, as the case may be, shares of Company Common Stock pursuant to such plan. Without limiting the foregoing, the Company shall not waive any maximum investment restrictions contained in any Suspended Plan. The Company shall not waive any restrictions contained in the Employee Stock Purchase Plan and shall not permit any participant in the Employee Stock Purchase Plan to increase the number of shares of Company Common Stock to be purchased by such participant under the Employee Stock Purchase Plan.

Section 6.15  ASSET SALES. After the date hereof but prior to the Effective Time, at Parent’s direction, the Company will enter into one or more Real Estate Purchase Agreements (a “Real Estate Purchase Agreement”) pursuant to which Parent or its designee (in each case, an “Acquisition Vehicle”), would purchase, and the Company and its subsidiaries would sell, certain real estate assets and/or equity interests specified by the Real Estate Purchase Agreement therein (the “Asset Sales”) on the terms and subject to the conditions specified by the Real Estate Purchase Agreement therein; provided that (a) the Company’s obligation to consummate any Asset Sales as contemplated by this Section 6.18 shall be subject to the condition that (i) the conditions set forth in Section 7.1 and Section 7.3 have been satisfied, (ii) that Parent has confirmed that Parent is prepared to proceed immediately with the Closing, and (iii) that Parent shall have delivered to the Company the certificates referred to in Sections 7.3(a) and 7.3(b); and (b) concurrently with Parent’s delivery of the certificate referred to in clause (a)(iii) of this proviso, the Company shall deliver the certificate referred to in Sections 7.2(a) and 7.2(b) and the opinion referred to in Section 7.2(d) and the documents, agreements and instruments referred to in this Section 6.18; and (c) following the delivery by Purchaser of the certificate referred to in clause (a)(iii) of this proviso and the delivery by the Company of the items referred to in clause (b) of this proviso, all conditions set forth in Section 7.2 shall be deemed to have been satisfied or waived. The closing of the Asset Sales would occur immediately prior to the Effective Time. The Company agrees to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all reasonable things as may be necessary to consummate and make the Asset Sales, if any, effective immediately prior to the Effective Time, including (1) execution and delivery of Real Estate Purchase Agreements in form and substance acceptable to the Parent, (2) execution and delivery of such other documents, agreements, deeds and instruments and taking such other actions as may be reasonably requested by the Parent, and (3) execution and delivery of appropriate amendments to this Agreement to give effect to such Asset Sales. Parent shall ensure to the Company’s reasonable satisfaction that any consideration received by the Company or any of its subsidiaries in connection with any Asset Sales consists of either cash or “real estate assets” within the meaning of Section 856(c)(5)(B) of the Code and that any Asset Sales described herein do not jeopardize the Company’s status as a REIT.

Section 6.16  TERMINATION OF RELATED SERVICES AGREEMENTS; CAPTIVE INSURANCE COMPANY. Immediately after the date hereof but prior to the Effective Time, the Company agrees to (a) issue termination notices with respect to all Related Services Agreements; (b) use its reasonable best efforts to obtain separate and apart from the captive insurance company referred to in Section 3.15 of the Disclosure Schedule (the “Captive”) liability insurance and tail insurance for the current year; and (c) petition Oak Summit, LLC’s board of directors to withdraw from the Captive.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1  CONDITIONS TO EACH PARTY’S OBLIGATIONS TO EFFECT THE MERGER. The respective obligations of each party hereto to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the party being benefited thereby, to the extent permitted by applicable Law:

(a) this Agreement and the Merger shall have been approved by the Company Requisite Vote in the manner required under the MGCL and the articles or bylaws (or similar organizational documents) of the Company;

(b) no Law or Order shall have been enacted, entered, promulgated or enforced by any court or Governmental Entity of competent jurisdiction that restrains, enjoins or otherwise prevents consummation of the Merger, which has not been vacated, dismissed or withdrawn prior to the Effective Time, and the Company and Parent shall use their reasonable efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time;

(c) any applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated, and all other consents, approvals and authorizations legally required to be obtained to consummate the Merger shall have been obtained from all Governmental Entities, whether domestic or foreign, except where the failure to obtain any such consent, approval or authorization, or for any such consent, approval or authorization to be in full force and effect, would not have or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company or a Parent Material Adverse Effect;

(d) no action or proceeding (or any investigation or other inquiry that might result in such action or proceeding) shall have been instituted or shall be pending by or before any court or Governmental Entity of competent jurisdiction that (i) challenges or seeks to make illegal, to delay materially or otherwise directly or indirectly to restrain, enjoin or otherwise prevent consummation of the Merger or (ii) seeks to obtain material damages directly or indirectly relating to the transactions contemplated by the Merger, except to the extent such damages would not have a Material Adverse Effect on the Company or a Parent Material Adverse Effect, and there shall have been no Law proposed or enacted that is likely, directly or indirectly, to result in any of the foregoing consequences;

(e) if Parent has made a Stock Election, the Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of the Registration Statement nor shall proceedings for that purpose have been threatened, and any material Blue Sky Law permits and approvals applicable to the registration of the Parent Common Shares issuable pursuant to this Agreement shall have been obtained; PROVIDED, HOWEVER, that if this condition cannot be satisfied before the Drop-Dead Date, such Stock Election shall be deemed to have been revoked and only Cash Consideration shall be paid in the Merger; and

(f) if Parent has made a Stock Election, the Parent Common Shares issuable to the holders of Certificates pursuant to this Agreement shall have been approved for listing on the NYSE upon official notice of issuance; PROVIDED, HOWEVER, that if this condition cannot be satisfied before the Drop-Dead Date, such Stock Election shall be deemed to have been revoked and only Cash Consideration shall be paid in the Merger.

Section 7.2  CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB TO EFFECT THE MERGER. The obligations of the Parent and Merger Sub to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of each of the following further conditions, any or all of which may be waived in whole or in part by Parent, to the extent permitted by applicable Law:

(a) (i) the representations and warranties of the Company contained in (i) Section 3.2 (Capitalization); Section 3.3(a) (Authority Relative to this Agreement; Validity); the last sentence of Section 3.3(b) (Vote Required); Section 3.16 (Opinion of Financial Advisor) and Section 3.17 (Brokers) of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality,” “material adverse effect” or “Material Adverse Effect” set forth therein) in all material respects on and as of the date hereof and on and as of the Closing Date as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true, correct and accurate as of such date or with respect to such period), and (ii) the representations and warranties of the Company contained in all other sections of Article III of this Agreement shall be true, correct and accurate on and as of the date hereof and on and as of the Closing Date as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true, correct and accurate as of such date or with respect to such period), except where the failure of such representations and warranties referred to in this clause (ii) to be true and correct (without giving effect to any limitation as to “materiality,” “material adverse effect” or “Material Adverse Effect” set forth therein) would not have or would not reasonably be expected to have a Material Adverse Effect on the Company; and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer to such effect;

(b) the Company shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Effective Time; and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer to such effect;

(c) from the date of this Agreement through the Effective Time, there shall not have occurred an event that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect on the Company;

(d) the Company shall have delivered to Parent and Merger Sub the opinion of KPMG LLP or other tax advisor or other counsel reasonably acceptable to Parent and Merger Sub in the form attached as Exhibit A, dated as of the Closing Date, opining that the Company has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code for all taxable periods commencing with the Company’s taxable year ended December 31, 1999 through and including the taxable year of the Company ending on the Closing Date;

(e) the Company shall have obtained all consents, waivers or amendments set forth on Section 7.2(e) of the Company Disclosure Schedule, in each case in form and substance reasonably satisfactory to Parent, and no such consent, waiver or amendment shall have been revoked;

(f) The holders of not more than 5% of the outstanding shares of Company Common Stock shall have demanded appraisal of their shares of Company Common Stock in accordance with the MGCL.

(g) Parent shall have received evidence from the Company that the holders of Company Warrants representing not less than seventy percent (70%) of the Aggregate Warrant Shares shall have either (i) fully exercised and cancelled their Company Warrants in accordance with their terms or (ii) entered into a Warrant Cash Out Agreement or Warrant Cancellation Agreement, as applicable, and each agreement relating to the foregoing shall be in full force and effect; and

(h) Parent and Merger Sub shall have received from the Company a properly competed and duly executed certificate substantially in the form attached hereto as Exhibit B (the “FIRPTA Certificate”).

Section 7.3  CONDITIONS TO OBLIGATIONS OF THE COMPANY TO EFFECT THE MERGER. The obligations of the Company to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of each of the following further conditions, any or all of which may be waived in whole or in part by the Company, to the extent permitted by applicable Law:

(a) the representations and warranties of Parent and Merger Sub shall be correct and accurate as of the Closing Date as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be correct and accurate as of such date or with respect to such period), except where the failure of such representations and warranties to be correct and accurate (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) would not have a Parent Material Adverse Effect; PROVIDED, HOWEVER, that the representations and warranties in Section 4.2 (Capitalization), Section 4.5 (Reports; Financial Statements), 4.6 (Undisclosed Liabilities), Section 4.7 (Absence of Changes), Section 4.9 (Compliance with Applicable Law), Section 4.10 (Taxes), 4.11 (Brokers) and 4.13 (Authorization for Parent Common Shares), 4.18 (Properties) need only be true and correct for purposes of satisfying the condition set forth in this Section 7.3(a) if Parent has made and not revoked a Stock Election; and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by its Chief Executive Officer or Chief Financial Officer to such effect;

(b) Parent and Merger Sub shall each have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Effective Time; and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by its Chief Executive Officer or Chief Financial Officer to such effect; and

(c) from the date of this Agreement through the Effective Time, there shall not have occurred an event that would be reasonably likely to have a Parent Material Adverse Effect.

ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

Section 8.1  TERMINATION. This Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time (except as otherwise provided), whether before or after approval of the Merger by the stockholders of the Company, by written notice from Parent to the Company or the Company to Parent, as the case may be, as follows:

(a) by the mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if any Governmental Entity of competent authority shall have issued an Order or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the Merger substantially on the terms contemplated by this Agreement and such Order, ruling or other action shall have become final and non-appealable;

(c) by either Parent or the Company, if the Merger has not been consummated on or before the date that is six months following the date hereof (the “Drop-Dead Date”); PROVIDED, HOWEVER, that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have caused or resulted in the failure to consummate the Merger on or before such date;

(d) by Parent, if (i) the Company Board shall have qualified, withdrawn or modified, or proposed publicly to qualify, withdraw or modify, the Company Recommendation in a manner adverse to Parent or its stockholders or shall resolved to do so; (ii) the Company Board shall have approved or recommended an Acquisition Proposal made by any Person other than Parent or Merger Sub; (iii) the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal; or (iv) Parent requests in writing that the Company Board publicly reconfirm the Company Recommendation and the Company Board fails to do so within fifteen (15) Business Days after its receipt of Parent’s request;

(e) by the Company, if prior to the adoption of this Agreement at the Company Stockholders’ Meeting, the Company Board shall have approved, and the Company shall concurrently enter into, a definitive agreement providing for the implementation of a Superior Proposal; PROVIDED, HOWEVER, that this Agreement may be terminated by the Company pursuant to this Section 8.1(e) only after the fifth Business Day following the Company’s delivery of a Superior Proposal Notice with respect to such Superior Proposal and then only if (i) the Company is not then in breach of Section 6.4, and (ii) prior to such termination the Company shall have made payment of the full amounts required by Section 8.3(b);

(f) by the Company or Parent, if the Company Requisite Vote shall not have been obtained at a duly held Company Stockholders’ Meeting or any adjournment thereof; provided that the right to terminate this Agreement under this Section 8.1(f) shall not be available to the Company if it fails to fulfill its obligations to timely call and conduct the Company Stockholders’ Meeting under Section 6.2;

(g) [omitted]

(h) by the Company, if Parent shall have breached any of its representations, warranties or covenants contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.3(a) and (b); PROVIDED, HOWEVER, that, if such breach is capable of being cured by the Parent prior to the earlier of (a) 30 days from the Company providing notice of such breach or (b) the Drop-Dead Date, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(h) so long as Parent uses its reasonable best efforts to cure such breach within such time period; or

(i) by Parent, if the Company shall have breached any of its representations, warranties or covenants contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.2(a) and (b); PROVIDED, HOWEVER, that, if such breach is capable of being cured by the Company prior to the earlier of (a) 30 days from Parent providing notice of such breach or (b) the Drop-Dead Date, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(i) so long as the Company uses its reasonable best efforts to cure such breach within such time period.

The right of any party hereto to terminate this Agreement pursuant to this Section 8.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement. In the case of termination by the Company in any case in which the Company is required to pay Parent any amount under Section 8.3, then as a condition to the Company’s ability to terminate this Agreement the Company shall comply with its obligations under Section 8.3.

Section 8.2  EFFECT OF THE TERMINATION. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except (i) as provided in Section 5.3(c), this Section 8.2, Section 8.3 and Article IX and (ii) nothing herein shall relieve any party from any liability for any willful or intentional breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 8.3  FEES AND EXPENSES.

(a) Except as otherwise set forth in this Section 8.3, whether or not the Merger is consummated, all Company Expenses and Parent Expenses (as hereinafter defined), as the case may be, incurred in connection with this Agreement and the other transactions contemplated hereby shall be paid by the party incurring such expenses. Expenses incurred in connection with the filing, printing and mailing of the Proxy

Statement/Prospectus (including SEC filing fees) and in connection with the holding of the Company’s stockholders meeting shall be paid by the Company. Expenses incurred in connection with the preparation of the Registration Statement (including SEC filing fees) shall be paid by Parent. The filing fees for the premerger notification and report forms under the HSR Act, if any, which shall be paid solely by Parent (but may be allocated to the Company on a pro rata basis after the Effective Time). As used in this Agreement, “Company Expenses” includes all actual and documented out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors, investment bankers, experts and consultants) incurred by or on behalf of the Company or its Affiliates in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement/Prospectus and the solicitation of stockholder approvals and all other matters related to the other transactions contemplated hereby, and “Parent Expenses” includes all actual and documented out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors, investment bankers, financing providers, experts and consultants) incurred by or on behalf of Parent or Merger Sub, any capital or joint venture partner of Parent or Merger Sub, or any of their respective Affiliates in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other actions and transactions contemplated hereby, including financing fees and costs, breakage costs related to financing, costs related to hedging or similar activities, fees incurred in connection with the review, preparation, printing, filing and mailing of the Company Proxy Statement/Prospectus and the review, preparation and filing of the Registration Statement and the solicitation of stockholder approvals, and all other matters related to the other transactions contemplated hereby. The reimbursement of Company Expenses in accordance with Section 8.3(b) shall in no event exceed $10,000,000 and the reimbursement of Parent Expenses in accordance with Section 8.3(b) shall in no event exceed the “Maximum Parent Expenses Amount,” defined as the lesser of: (i) $20,000,000 (the “Maximum Amount”) and (ii) the maximum amount, if any, determined by the independent accountants of Parent, that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for such year determined as if (a) the payment of such amount did not constitute income described in Sections 856(c)(2)(A)—(H) and 856(c)(3)(A)—(I) of the Code (“Qualifying Income”), and (b) the recipient has $1,000,000 of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income which was not Qualifying Income), in each case as determined by independent accountants to Parent. Notwithstanding the foregoing, in the event Parent receives a reasoned opinion from outside counsel or a ruling from the IRS (“Tax Guidance”) providing that Parent’s receipt of all or some portion of the Maximum Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”), the Maximum Parent Expenses Amount shall be the Maximum Amount, or if less, the portion of the Maximum Amount described in the Tax Guidance and the Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent any unpaid Maximum Amount or portion thereof, as applicable, within five Business Days. In the event that Parent is not able to receive the full Maximum Amount due to the above limitation, the Company shall place the unpaid amount in escrow (with an escrow agent reasonably acceptable to both Parent and the Company) by wire transfer within three days of the termination and shall not release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (i) a letter from Parent’s independent accountants indicating the maximum amount thereof that can be paid at that time to Parent without causing to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events the escrow agent shall pay to Parent the lesser of the remaining unpaid Maximum Amount or the maximum amount stated in the letter referred to in (i) above or such Tax Guidance within five Business Days after the Company has been notified thereof. The obligation of the Company to pay any unpaid portion of the Maximum Amount shall terminate on the December 31 following the date which is five years from the date of this Agreement. Amounts remaining in escrow after the obligation of the Company to pay the Maximum Parent Expenses Amount terminates shall be released to the Company.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(h), then, subject to the limitation set forth in Section 8.3(a), Parent shall promptly (but in no event later than the date of such termination) pay the Company an amount equal to the Company Expenses by wire transfer of same day funds to an account designated by the Company. In the event that this Agreement is terminated (1) by the Company or Parent pursuant to Section 8.1(f) (assuming the events described in subclauses (A) and (B) of clause (iii) of the following sentence have not occurred), or (2) by Parent pursuant to Section 8.1(i), then, subject to the limitation set forth in Section 8.3(a), the Company shall promptly (but in no event later than the date of such termination) pay Parent an amount equal to the Parent Expenses by wire transfer of same day funds to an account designated by Parent. In the event that this Agreement is terminated (i) by Parent pursuant to Section 8.1(d), (ii) by the Company pursuant to Section 8.1(e), or (iii) (A) by the Company or Parent pursuant to Section 8.1(c) or 8.1(f), or by Parent pursuant to Section 8.1(i), and (B) an Acquisition Proposal shall at the time of such termination have been received or have been publicly proposed or publicly announced and within twelve (12) months after such termination, the Company or any of its Affiliates enters into any definitive agreement with respect to, and consummates, any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal which had been received at the time of termination of this Agreement), then, in any such case, the Company shall pay Parent an amount equal to the Termination Fee (as hereinafter defined). Any payment required by the preceding sentence shall be made by wire transfer of same day funds to an account designated by Parent, in the case of a payment as a result of any event referred to in Section 8.3(b)(iii), upon the first to occur of the entering into any definitive agreement or the consummation of the Acquisition Proposal, and in the case of a payment as a result of any event referred to in Sections 8.3(b)(i) or (ii) promptly, but in no event later than the date of such termination. For purposes of this Section 8.3(b), an “Acquisition Proposal” shall have the meaning assigned to such term in Section 9.12, except that the reference to 20% in such definition shall be deemed to be a reference to 50%. As used in this Agreement, the “Termination Fee” shall be an amount equal to the “Break-Up Fee” (as defined below) plus the amount of Parent Expenses. The “Break-Up Fee” shall be an amount equal to the lesser of (i) $80,000,000 (the “Base Amount”) and (ii) the maximum amount, if any, determined by the independent accountants of Parent, that can be paid to Parent, without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) the recipient has $1,000,000 of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income which was not Qualifying Income), in each case as determined by independent accountants to Parent. Notwithstanding the foregoing, in the event Parent receives Tax Guidance providing that Parent’s receipt of all or some portion of the Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Break-Up Fee shall be the Base Amount, or if less, the portion of the Base Amount described in the opinion or ruling constituting such Tax Guidance, and the Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent any unpaid Base Amount (or portion thereof, as applicable) within five Business Days. In the event that Parent is not able to receive the full Base Amount due to the above limitation, the Company shall place the unpaid amount in escrow (with an escrow agent reasonably acceptable to both Parent and the Company) by wire transfer within three days of termination and shall not release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (i) a letter from Parent’s independent accountants indicating the maximum amount thereof that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events the escrow agent shall pay to Parent the lesser of the remaining unpaid Base Amount or the maximum amount stated in the letter referred to in (i) above or such Tax Guidance within five Business Days after the Company has been notified thereof. The obligation of the Company to pay any unpaid portion of the Break-Up Fee shall terminate on the December 31 following the date which is five years from the date of this Agreement. Amounts remaining in escrow after the obligation of the Company to pay the Break-Up Fee terminates shall be released to the Company.

(c) The Company and Parent agree that the agreements contained in Section 8.3(b) above are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. In the event that the Company or Parent is required to file to seek all or a portion of the amounts payable under this Section 8.2, and such party prevails in such litigation, such party shall be entitled to receive, in addition to all amounts that it is otherwise entitled to received under this Section 8.3, all expenses (including attorneys’ fees) which it has incurred in enforcing its rights hereunder.

Section 8.4  AMENDMENT. This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the Company Requisite Vote but, after any such approval, no amendment shall be made which requires the approval of any such stockholders under applicable Law without such approvals. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

Section 8.5  EXTENSION; WAIVER. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE IX

MISCELLANEOUS

Section 9.1  NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES; SURVIVAL OF CONFIDENTIALITY. None of the representations, warranties, covenants and agreements in this Agreement or in any exhibit, schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX. The Confidentiality Agreement shall survive termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

Section 9.2  ENTIRE AGREEMENT; DISCLOSURE SCHEDULES; ASSIGNMENT; OBLIGATION OF PARENT ENTITIES.

(a) This Agreement (including the schedules and exhibits hereto) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

(b) The Disclosure Schedules to this Agreement shall be construed as an integral part of this Agreement to the same extent as if the same has been set forth verbatim herein. Any matter disclosed shall not be deemed an admission or representation as to the materiality of the item so disclosed.

(c) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto by operation of Law (including by merger or consolidation) or otherwise without the express written consent of each of the other party hereto; provided that each of Parent and Merger Sub shall be permitted to transfer or assign to one of its Affiliates the right to enter into the transactions contemplated by this Agreement, but no such transfer or assignment shall relieve such Person of its obligations hereunder . Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.3  NOTICES. All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) three (3) Business Days following sending by registered or certified mail, postage prepaid, (ii) when delivered, if delivered personally to the intended recipient, and (iii) one (1) Business Day following sending by overnight delivery via a national courier service (postage prepaid), and in each case, addressed to a party at the following address for such party:

if to Parent or to Merger Sub,

to:	DDR IRR Acquisition LLC c/o Developers Diversified Realty Corporation 3300 Enterprise Parkway Beachwood, Ohio 44122 Attention: General Counsel

with a copy to:	Baker & Hostetler LLP 3200 National City Center 1900 E. 9th Street Cleveland, Ohio 44114 Attention: Ronald A. Stepanovic

if to the Company, to:	Inland Retail Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois Attention: Barry L. Lazarus

with a copy to:	Duane Morris LLP 227 West Monroe Street Suite 3400 Chicago, Illinois 60606 Attention: David J. Kaufman

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

Section 9.4  GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without giving effect to the choice of law principles thereof or to the conflicts of laws provisions thereof which might result in the application of the laws of any other jurisdiction.

Section 9.5  DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.6  PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as provided in Section 6.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.7  SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.8  REMEDIES. Except as otherwise provided in Section 9.9 or elsewhere in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity and the exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.

Section 9.9  SPECIFIC PERFORMANCE. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court or Illinois court sitting in the County of Cook, City of Chicago, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction and exclusive venue of any Federal court or Illinois court sitting in the County of Cook, City of Chicago in the event any dispute arises out of this Agreement or the Merger or the validity, performance or enforcement of this Agreement or the Merger, and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court.

Section 9.10  COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. A signed facsimile copy shall constitute an original for all purposes.

Section 9.11  INTERPRETATION.

(a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.12  DEFINITIONS.

“2006 Budget” has the meaning ascribed to such term in Section 3.10(j).

“Acquisition Proposal” means an inquiry, offer or proposal from a Third Party regarding any of the following involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction in which the other party thereto or its stockholders will own 20% or more of the combined voting power of the surviving entity resulting from any such transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of Company Common Stock or the filing of a registration statement under the Securities Act in connection therewith; (iv) any other transaction or series of related transactions pursuant to which any Third Party proposes to acquire control of assets of the Company and its subsidiaries having a fair market value equal to or greater than 20% of the fair market value of all of the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Acquisition Vehicle” has the meaning ascribed to such term in Section 6.15.

“Affiliate” has the meaning ascribed to such term in Section 3.19.

“Aggregate Warrant Shares” means at any time the aggregate number of underlying shares of Company Common Stock issuable upon, or otherwise deliverable in connection with, the exercise by the holders of the Company Warrants of the Company Warrants as the same may be adjusted from time to time pursuant to the terms of the Company Warrants.

“Agreement” has the meaning ascribed to such term in the preamble.

“Announcement Date” has the meaning ascribed to such term in Section 2.10(a).

“Antitrust Law” has the meaning ascribed to such term in Section 3.7.

“Articles of Merger” has the meaning ascribed to such term in Section 1.2.

“Asset Sales” has the meaning ascribed to such term in Section 6.15.

“Bankruptcy Exceptions” means applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

“Base Amount” has the meaning ascribed to such term in Section 8.3(b).

“Break-Up Fee” has the meaning ascribed to such term in Section 8.3(b).

“Business Day” means any day of the year on which national banking institutions in Maryland are open to the public for conducting business and are not required or authorized to close.

“Cash Consideration” has the meaning ascribed to such term in Section 2.1(a).

“Captive” has the meaning ascribed to such term in Section 6.16.

“Certificate” has the meaning ascribed to such term in Section 2.1(b).

“Claim” has the meaning ascribed to such term in Section 6.7(a).

“Closing Date” has the meaning ascribed to such term in Section 1.3.

“Closing” has the meaning ascribed to such term in Section 1.3.

“COBRA” has the meaning ascribed to such term in Section 3.11(e).

“Code” has the meaning ascribed to such term in Section 3.14(b).

“Company” has the meaning ascribed to such term in the preamble.

“Company Board” has the meaning ascribed to such term in the preamble.

“Company Common Stock” has the meaning ascribed to such term in the preamble.

“Company Disclosure Schedule” has the meaning ascribed to such term in Article III.

“Company Employee Benefit Plan” has the meaning ascribed to such term in Section 3.11(a).

“Company Environmental Permits” has the meaning ascribed to such term in Section 3.13.

“Company ERISA Affiliate” has the meaning ascribed to such term in Section 3.11(a).

“Company Expenses” has the meaning ascribed to such term in Section 8.3(a).

“Company Fairness Advisor” has the meaning ascribed to such term in Section 3.16.

“Company Financial Statement Date” has the meaning ascribed to such term in Section 3.6.

“Company Material Contracts” has the meaning ascribed to such term in Section 3.15(a).

“Company Non-Subsidiary Entity” means any Person that is not a subsidiary of the Company in which the Company or any of its subsidiaries owns, directly or indirectly, any equity or similar interests, or any interest convertible into or exchangeable or exercisable for any equity or similar interests, other than a subsidiary and any publicly traded entity in which the Company or any subsidiary beneficially owns less than one percent (1%) of any class or securities of such entity. For purposes of Article III only, each Company Non-Subsidiary Entity shall be deemed to be a subsidiary of the Company, except that each representation and warranty as to such Company Non-Subsidiary Entity shall only be made to the Knowledge of the Company. References herein to “the Company and the Company Non-Subsidiary Entities taken as a whole” or other words of similar import shall be understood to refer to the Company and the Company Non-Subsidiary Entities on an aggregate basis, but in the case of the Company Non-Subsidiary Entities, only to the extent of the Company’s interest therein.

“Company Option Consideration” has the meaning ascribed to such term in Section 2.8(a).

“Company Option Plans” means the Company’s Equity Award Plan, the Company’s Independent Director Stock Option Plan and the Employee Stock Purchase Plan.

“Company Permits” has the meaning ascribed to such term in Section 3.9.

“Company Preferred Stock” has the meaning ascribed to such term in Section 3.2(a).

“Company Properties” has the meaning ascribed to such term in Section 3.10(a).

“Company Recommendation” has the meaning ascribed to such term in Section 6.1(a).

“Company Requisite Vote” has the meaning ascribed to such term in Section 3.3(b)

“Company SEC Reports” has the meaning ascribed to such term in Section 3.4.

“Company Securities” has the meaning ascribed to such term in Section 3.2(a).

“Company Space Lease” means any agreement under which the Company or its subsidiaries is the lessor that provides for the use, occupancy or possession of any Company Property.

“Company Stock Options” has the meaning ascribed to such term in Section 3.2(a).

“Company Stockholders’ Meeting” has the meaning ascribed to such term in Section 6.2.

“Company Voting Proposal” has the meaning ascribed to such term in Section 6.1(a).

“Company Warrants” has the meaning ascribed to such term in Section 3.2(a).

“Company Warrant Consideration” has the meaning ascribed to such term in Section 2.3.

“Confidentiality Agreement” has the meaning ascribed to such term in Section 5.3(c).

“Debt Financing” has the meaning ascribed to such term in Section 6.3(f).

“Development Properties” has the meaning ascribed to such term in Section 3.10(a).

“Distribution Reinvestment Plan” means the Company’s Amended and Restated Distribution Reinvestment Program, effective as of February 7, 2006.

“Dissenting Shares” has the meaning ascribed to such term in Section 2.4.

“DLLC Act” has the meaning ascribed to such term in the preamble.

“DOJ” has the meaning ascribed to such term in Section 6.3(b).

“Drop-Dead Date” has the meaning ascribed to such term in Section 8.1(c).

“Effective Time” has the meaning ascribed to such term in Section 1.2.

“Employee Benefit Plan” has the meaning ascribed to such term in Section 6.8(a).

“Employee Stock Purchase Plan” means the Company’s 2005 Employee Stock Purchase Plan as amended December 19, 2005.

“Environmental Claims” has the meaning ascribed to such term in Section 3.13.

“Environmental Laws” has the meaning ascribed to such term in Section 3.13.

“ERISA” has the meaning ascribed to such term in Section 3.11(a).

“Exchange Act” has the meaning ascribed to such term in Section 3.4.

“FTC” has the meaning ascribed to such term in Section 6.3(b).

“GAAP” has the meaning ascribed to such term in Section 3.4.

“Governmental Entity” has the meaning ascribed to such term in Section 3.7.

“Ground Lease” and “Ground Leases” have the meanings ascribed to such terms in Section 3.10(f).

“Hazardous Material” has the meaning ascribed to such term in Section 3.13.

“HSR Act” has the meaning ascribed to such term in Section 3.7.

“Indemnified Parties” has the meaning ascribed to such term in Section 6.7(a).

“Indemnified Party” has the meaning ascribed to such term in Section 6.7(a).

“IRS” has the meaning ascribed to such term in Section 3.11(b).

“Know” or “Knowledge” means, with respect to the Company, the actual knowledge of such persons listed in Section 9.12(d)(i) of the Company Disclosure Schedule.

“Land” has the meaning ascribed to such term in Section 3.10(a).

“Law” has the meaning ascribed to such term in Section 3.7.

“Lien” has the meaning ascribed to such term in Section 3.1(e).

“LLC Agreement” has the meaning ascribed to such term in Section 1.5.

“Material Adverse Effect” means when used in connection with the Company or any of its subsidiaries, any fact, event, factor, change, effect or circumstance that (i) materially adversely affects the business, financial condition or results of operations of the Company and each of its subsidiaries, taken as a whole, excluding any adverse effect or change arising from (A) conditions in the United States economy or capital or financial markets (including the securities markets) generally, including changes in interest or exchange rates, including, without limitation, conditions as a result of terrorist activities not directly affecting the Company, engagement or escalation in hostilities involving the United States, or declaration of a national emergency or war by the United States (unless such changes have a materially disproportionate effect, relative to other industry participants, on the Company, and its subsidiaries taken as a whole), (B) general changes in conditions (including changes in legal, regulatory, political or business conditions or changes in GAAP) in or otherwise affecting retail real estate properties generally, unless such changes have a materially disproportionate effect, relative to other industry participants, on the Company and its subsidiaries, taken as a whole, or (C) this Agreement, the announcement or performance hereof or thereof and the Merger, including the impact thereof on relationships with tenants, lenders, suppliers or employees, or (ii) materially adversely affects the ability of the Company to perform its obligations hereunder or consummate the Merger and the other transactions contemplated by this Agreement prior to the Drop-Dead Date.

“Maximum Amount” and “Maximum Parent Expenses Amount” have the meanings ascribed to such terms in Section 8.3(a).

“Merger Consideration” has the meaning ascribed to such term in Section 2.1(a).

“Merger Sub” has the meaning ascribed to such term in the preamble.

“Merger” has the meaning ascribed to such term preamble.

“MGCL” has the meaning ascribed to such term in the preamble.

“Multiemployer Plan” has the meaning ascribed to such term in Section 3.11(a).

“LLC Agreement” has the meaning ascribed to such term in Section 1.5.

“Operating Properties” has the meaning ascribed to such term in Section 3.10(a).

“Organizational Documents” has the meaning ascribed to such term in Section 3.1(f).

“Order” shall mean any order, writ, injunction, judgment, plan or decree (whether temporary, preliminary or permanent).

“Other Filings” has the meaning ascribed to such term in Section 3.23.

“Parent” has the meaning ascribed to such term in the preamble.

“Parent Common Shares” has the meaning ascribed to such term in the preamble.

“Parent Common Share Value” shall be an amount equal to the average of the daily closing prices (as of 4:00 p.m. eastern time) per Parent Common Share, as reported on the NYSE (as published in The Wall Street Journal or, if not published therein or incorrectly published therein, in another authoritative source mutually selected by Parent and the Company) for the ten (10) consecutive full trading days immediately preceding the two (2) consecutive full trading days immediately preceding the date of the Company Stockholders Meeting; PROVIDED, HOWEVER, that if Parent declares a dividend with respect to Parent Common Shares with a record date during such measurement period, an appropriate adjustment will be made to the Parent Common Share Value for the days following such record date to take account of such dividend payment.

“Parent Disclosure Schedule” has the meaning ascribed to such term in Article IV.

“Parent Expenses” has the meaning ascribed to such term in Section 8.3(a).

“Parent Financial Statement Date” has the meaning ascribed to such term in Section 4.7.

“Parent Material Adverse Effect” means (1) if Parent has made a Stock Election, any fact, event, factor, change, effect or circumstance that (i) materially adversely affects the business, financial condition or results of operations of Parent and each of its subsidiaries, taken as a whole, excluding any adverse effect or change arising from (A) conditions in the United States economy or capital or financial markets (including the securities markets) generally, including changes in interest or exchange rates, including, without limitation, conditions as a result of terrorist activities not directly affecting the Company, engagement or escalation in hostilities involving the United States, or declaration of a national emergency or war by the United States (unless such changes have a materially disproportionate effect, relative to other industry participants, on the Company, and its subsidiaries taken as a whole), (B) general changes in conditions (including changes in legal, regulatory, political or business conditions or changes in GAAP) in or otherwise affecting retail real estate properties generally, unless such changes have a materially disproportionate effect, relative to other industry participants on Parent and its subsidiaries, taken as a whole, or (C) this Agreement, the announcement or performance hereof or thereof and the Merger, including the impact thereof on relationships with tenants, lenders, suppliers or employees or on the share price of Parent Common Shares, or (ii) materially adversely affects the ability of Parent to perform its obligations hereunder or consummate the Merger and the other transactions contemplated by this Agreement prior to the Drop-Dead Date; and (2) if Parent has not made a Stock Election, any fact, event, factor, change, effect or circumstance that materially adversely affects the ability of Parent to perform its obligations hereunder or consummate the Merger and the other transactions contemplated by this Agreement prior to the Drop-Dead Date.

“Parent Permitted Lien” has the meaning ascribed to such term in Section 4.18.

“Parent Permits” has the meaning ascribed to such term in Section 4.9.

“Parent Preferred Shares” has the meaning ascribed to such term in Section 4.2(a).

“Parent Options” has the meaning ascribed to such term in Section 4.2(a).

“Parent SEC Reports” has the meaning ascribed to such term in Section 4.5.

“Participation Agreements” has the meaning ascribed to such term in Section 3.10(h).

“Participation Interest” has the meaning ascribed to such term in Section 3.10(h).

“Participation Party” has the meaning ascribed to such term in Section 3.10(h).

“Paying Agent” has the meaning ascribed to such term in Section 2.2(a).

“PCB” has the meaning ascribed to such term in Section 3.13.

“Permitted Liens” has the meaning ascribed to such term in Section 3.10(a).

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“Property Restrictions” has the meaning ascribed to such term in Section 3.10(a).

“Proxy Statement/Prospectus” has the meaning ascribed to such term in Section 6.1(a).

“Qualifying Income” has the meaning ascribed to such term in Section 8.3(a).

“Real Estate Purchase Agreement” has the meaning ascribed to such term in Section 6.15.

“REIT” has the meaning ascribed to such term in Section 3.14(b).

“REIT Requirements” has the meaning ascribed to such term in Section 8.3(a).

“Registration Statement” has the meaning ascribed to such term in Section 6.1(a).

“Related Service Agreements” has the meaning ascribed to such term in Section 3.15(a).

“Required Approvals” has the meaning ascribed to such term in Section 6.3(a).

“SEC” shall mean the United States Securities and Exchange Commission.

“Section 16 Affiliate” has the meaning ascribed to such term in Section 2.9.

“Section 754 Election” has the meaning ascribed to such term in Section 3.14(v).

“Securities Act” has the meaning ascribed to such term in Section 3.4.

“Share Repurchase Program” means the Company’s Amended and Restated Share Repurchase Program, effective as of February 7th, 2006.

“S-Ox Act” has the meaning ascribed to such term in Section 3.4.

“Stock Consideration” means the number of Parent Common Shares, if any, to which a holder of Company Common Stock is entitled as determined pursuant to Section 2.10.

“Stock Election” has the meaning ascribed to such term in Section 2.10(a).

“Stock Election Amount” has the meaning ascribed to such term in Section 2.10 (a)(i).

“Sub Committee” has the meaning ascribed to such term in the preamble.

“subsidiary” or “Subsidiary” means, when used with reference to any party, any corporation, limited liability company, partnership, joint venture or other organization, whether incorporated or unincorporated, of which: (i) such party or any other subsidiary of such party is a general partner, managing member or functional equivalent, (ii) voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, partnership, joint venture or other organization is held by such party or by any one or more of its subsidiaries, or by such party and any one or more of its subsidiaries, or (iii) at least a majority of the equity, other securities or other interests is, directly or indirectly, owned or controlled by such party or by any one or more of its subsidiaries, or by such party and any one or more of its subsidiaries; provided, however, that for the sake of clarity, the term “subsidiary” in reference to the Company shall include Inland-SAU Retail Fund, LLC and each of its subsidiaries. References herein to “the Company and its subsidiaries taken as a whole” or other words of similar import shall be understood to refer to the

Company and its subsidiaries on an aggregate basis. References herein to “Parent and its subsidiaries taken as a whole” or other words of similar import shall be understood to refer to Parent and its subsidiaries on an aggregate basis.

“Superior Proposal” has the meaning ascribed to such term in Section 6.4(d).

“Superior Proposal Notice” has the meaning ascribed to such term in Section 6.4(b).

“Surviving Entity” has the meaning ascribed to such term in Section 1.1.

“Suspended Plans” has the meaning ascribed to such term in Section 6.14.

“Takeover Statutes” has the meaning ascribed to such term in Section 3.18.

“Tax Protection Agreement” has the meaning ascribed to such term in Section 3.14(x).

“Tax Returns” has the meaning ascribed to such term in Section 3.14(x).

“Tax” has the meaning ascribed to such term in Section 3.14(x).

“Taxes” has the meaning ascribed to such term in Section 3.14(x).

“Tax Guidance” has the meaning ascribed to such term in Section 8.3(a).

“Tax Sharing Arrangement” has the meaning ascribed to such term in Section 3.14(x).

“Termination Fee” has the meaning ascribed to such term in Section 8.3(b).

“Third Party” means any Person other than the Company, Merger Sub, Parent and their respective Affiliates.

“Transfer And Gains Taxes” has the meaning ascribed to such term in Section 6.11(a).

“WARN” has the meaning ascribed to such term in Section 3.12(e).

“Warrant Cancellation Agreement” has the meaning ascribed to such term in Section 2.3.

“Warrant Cash Out Agreement” has the meaning ascribed to such term in Section 2.3.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

INLAND RETAIL REAL ESTATE TRUST, INC.

By:	/s/ Barry L. Lazarus

Name:	Barry L. Lazarus

Title:	Chief Executive Officer

DEVELOPERS DIVERSIFIED REALTY CORPORATION

By:	/s/ Scott A. Wolstein

Name:	Scott A. Wolstein

Title:	Chief Executive Officer

DDR IRR ACQUISITION LLC

By:	/s/ Scott A. Wolstein

Name:	Scott A. Wolstein

Title:	Chief Executive Officer

FIRST AMENDMENT
TO
AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “Amendment”), effective as of December 26, 2006 (the “Effective Date”), is by and among Inland Retail Real Estate Trust, Inc., a Maryland corporation (the “Company”), Developers Diversified Realty Corporation, an Ohio corporation (“Parent”) and DDR IRR Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the Company, Parent and Merger Sub are parties to that certain Agreement and Plan of Merger, made as of October 20, 2006 (as amended, modified or restated from time to time, the “Merger Agreement”) relating to the merger of the Company with and into Merger Sub;

WHEREAS, the parties to the Merger Agreement desire to extend the last day by which the Closing (as defined in the Merger Agreement) must take place from the second Business Day (as defined in the Merger Agreement) after satisfaction or waiver of all of the conditions set forth in Article VII of the Merger Agreement, to the third Business Day after such satisfaction or waiver;

WHEREAS, the parties to the Merger Agreement desire to change the Paying Agent (as defined in the Merger Agreement) from KeyCorp to National City Bank, Cleveland, Ohio; and

WHEREAS, the parties to the Merger Agreement desire to amend, in the particulars hereinafter provided, the Merger Agreement to provide for such changes.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

A. Section 1.3 of the Merger Agreement is hereby amended by deleting the word “second” in the fourth line thereof and substituting the word “third” in lieu thereof.

B. Section 2.2(a) of the Merger Agreement is hereby amended by deleting the word “KeyCorp” in the first line thereof and substituting the words “National City Bank, Cleveland, Ohio” in lieu thereof.

C. The parties to the Merger Agreement hereby consent to and approve this Amendment and the changes made pursuant to it.

D. The Company, Parent and Merger Sub hereby adopt, ratify and confirm the Merger Agreement, as the same is amended hereby. The parties to the Merger Agreement acknowledge and agree that the Merger Agreement, as amended hereby, is and remains in full force and effect from and after the Effective Date in accordance with its terms.

E. This Amendment shall be governed by and construed in accordance with the laws of the State of Maryland, and shall inure to the benefit of and be binding on the Company, Parent and Merger Sub and their respective successors and assigns.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered, as of the Effective Date, by their proper and duly authorized officers.

COMPANY:

INLAND RETAIL REAL ESTATE TRUST, INC.

By:	/s/ Barry L. Lazarus
Name: Barry L. Lazarus

Title:	President

PARENT:

DEVELOPERS DIVERSIFIED REALTY CORPORATION

By:	/s/ Joan U. Allgood
Name: Joan U. Allgood

Title:	Executive Vice President

MERGER SUB:

DDR IRR ACQUISITION LLC

By:	/s/ Joan U. Allgood
Name: Joan U. Allgood

Title:	Executive Vice President

Annex B

October 20, 2006

The Board of Directors of
Inland Retail Real Estate Trust, Inc.
2907 Butterfield Road
Oakbrook, IL 60523

Dear Members of the Board of Directors:

We understand that Inland Retail Real Estate Trust, Inc. (“IRRETI” or the “Company”) intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and among IRRETI, Developers Diversified Realty Corp. (“DDR”), and a wholly owned subsidiary of DDR (“Merger Sub”). The Merger Agreement provides for the merger of the Company with Merger Sub (the “Merger”) pursuant to which the Company will become a wholly owned subsidiary of DDR and each outstanding share of the common stock, par value $.01 per share (“Company Common Stock”), of the Company shall be converted into the right to receive the Merger Consideration consisting of the Cash Consideration and, if applicable, the Stock Consideration (each as hereinafter defined). The “Cash Consideration” means an amount in cash, equal to the sum of (i) $14.00 and (ii) $0.069167 multiplied by the quotient obtained by dividing (x) the number of days from (I) the last day of the last month for which full monthly dividends on the Company Common Stock have been declared and paid up to and including (II) the closing date of the Merger, by (y) the total number of days in the month during which the closing of the merger occurs, without interest. Subject to the terms of the Merger Agreement, DDR may elect to pay a portion of the Merger Consideration (the “Stock Election Amount”) in shares of common stock, par value $0.01 per share (“DDR Common Stock”), of DDR (the “Stock Consideration”), provided that the Stock Election Amount shall not exceed $4.00. In the event DDR makes such election, the Stock Consideration shall be that number of shares of DDR Common Stock determined by dividing the Stock Election amount by the average of the daily closing prices of DDR Common Stock for the ten (10) consecutive full trading days immediately preceding the two (2) consecutive full trading days immediately preceding the date of the meeting of the Company’s stockholders to approve the Merger.

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock pursuant to the Merger is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the Company’s annual reports to shareholders on Form 10-K for the fiscal year ended December 31, 2005, and quarterly report on Form 10-Q for the quarter ended June 30, 2006, which the Company’s management has identified as being the most current financial statements available;

2.	reviewed DDR’s annual reports to shareholders on Form 10-K for the fiscal year ended December 31, 2005, and quarterly report on Form 10-Q for the quarter ended June 30, 2006;

3.	held discussions with certain members of the management of the Company regarding the business, operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Merger;

4.	held discussions with representatives of Banc of America Securities LLC, the Company’s financial advisors, regarding the Company’s sale process;

5.	held discussions with the Company’s counsel regarding the Company, the Transaction, and related matters;

6.	reviewed the Summer 2006 Company Offering Memorandum;

7.	visited certain of the Company’s real property;

8.	reviewed consolidated financial forecasts and projections for the Company, referred to as the “Corporate Model”, prepared by the management of the Company for the fiscal years ending December 31, 2006 through 2008 and asset level financial forecasts and projections for assets of the Company, referred to as the “Asset Model”, prepared by the management of the Company for the fiscal years ending December 31, 2006 through 2008;

9.	reviewed the historical market prices and trading volume for DDR Common Stock and Company Common Stock and other publicly available financial data and information regarding DDR and the Company;

10.	reviewed the following documents relating to the Transaction:

a.	letter from DDR, dated October 18, 2006, containing a proposal to acquire the Company;

b.	a draft of the Merger Agreement, dated October 20, 2006;

c.	a letter from Bank of America, NA to DDR dated October 16, 2006, committing to provide certain financing for the Merger upon the terms and conditions described therein; and

d.	a letter of understanding from Teachers Insurance and Annuity Association of America (“TIAA”) to DDR, dated October 16, 2006, regarding TIAA’s intention to form a joint venture with DDR to buy certain assets of the Company.

11.	reviewed the historical market prices and trading volume for the past year of the common stock of certain publicly traded companies which we deemed relevant;

12.	reviewed certain other publicly available financial and operating data for the Company, DDR and certain companies that we deemed relevant and publicly available transaction prices and premiums paid in other change of control transactions that we deemed relevant; and

13.	certain publicly available research analyst estimates with respect to the future business and financial performance of DDR (the “DDR Street Forecasts”)

14.	conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Corporate Model and the Asset Model have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the related assets, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. As you are aware, the business, financial and operating data with respect to DDR reviewed by us included the DDR Street Forecasts and did not include financial forecasts and projections for DDR prepared by DDR’s management; discussions with members of the management of DDR regarding the business, operations, financial condition, future prospects and projected operations and performance of DDR and the Merger; or other nonpublic information. We have at your direction used the DDR

Street Forecasts for purposes of our analyses and this opinion and, with your consent, assumed that the DDR Street Forecasts were a reasonable basis upon which to evaluate the future business and financial performance of DDR. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or DDR since the date of the most recent financial statements provided to us, and that there are no information or facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Company or DDR is a party (other than the Merger).

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 9 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). We also have relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of the Company or DDR, or otherwise have an adverse effect on the Company or DDR or any expected benefits of the Merger. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from such draft documents.

Furthermore, other than as set forth above, we have not been requested to make, and have not made, any independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company, DDR or any other party, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of any entity. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or DDR is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or DDR is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger or any alternatives to the Merger, (b) negotiate the terms of the Merger, or (c) advise the Board of Directors or any other party with respect to alternatives to the Merger. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We have not considered, nor are we expressing any opinion herein with respect to, the prices at which shares of DDR Common Stock has traded or may trade subsequent to the disclosure or consummation of the Merger. We have assumed that the shares of DDR Common Stock to be issued in the Merger to the shareholders of the Company will be listed on the NYSE.

This Opinion is furnished for the use and benefit of the Board of Directors in connection with its consideration of the Merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should act or vote with respect to the Merger.

In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of the Company, DDR and any other party that may be involved in the Merger.

We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Merger, (ii) the fairness of any portion or aspect of the Merger not expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in this Opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company, or any other party or the effect of any other Merger in which the Company or any other party might engage, (v) the tax or legal consequences of the Merger to either the Company, DDR, their respective security holders, or any other party, (vi) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders, (vii) whether or not the Company, DDR, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, or (viii) the solvency, creditworthiness or fair value of the Company, DDR or any other participant in the Merger under any applicable laws relating to bankruptcy, insolvency or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Merger.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock in the Merger is fair to such holders from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The Ohio Revised Code (the “Ohio Code”) authorizes Ohio corporations to indemnify officers and directors from liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation, and, with respect to any criminal actions, if the officer or director had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (1) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (2) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against such person and incurred by person in his or her capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him against such liability under the Ohio Code.

The registrant’s code of regulations provides for the indemnification of directors and officers of the registrant to the maximum extent permitted by Ohio law as authorized by the board of directors of the registrant and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of the registrant upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director or officer is entitled to indemnification.

The registrant maintains a directors’ and officers’ insurance policy which insures the directors and officers of the registrant from claims arising out of an alleged wrongful act by such persons in their respective capacities as directors and officers of the registrant, subject to certain exceptions.

The registrant has entered into indemnification agreements with its directors and officers which provide for indemnification to the fullest extent permitted under Ohio law.

Item 21.  Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of October 20, 2006, by and among Developers Diversified Realty Corporation, Inland Retail Real Estate Trust, Inc. and DDR IRR Acquisition LLC, as amended by the First Amendment to Agreement and Plan of Merger, effective as of December 26, 2006, among Inland Retail Real Estate Trust, Inc., Developers Diversified Realty Corporation and DDR IRR Acquisition LLC (1)
3.1	Amended and Restated Articles of Incorporation, as amended (2)
3.2	Second Amendment to the Amended and Restated Articles of Incorporation, as amended (2)
3.3	Third Amendment to the Amended and Restated Articles of Incorporation, as amended (2)
3.4	Fourth Amendment to the Amended and Restated Articles of Incorporation, as amended (2)
3.5	Fifth Amendment to the Amended and Restated Articles of Incorporation, as amended (2)
3.6	Sixth Amendment to the Amended and Restated Articles of Incorporation, as amended (3)
3.7	Seventh Amendment to the Amended and Restated Articles of Incorporation, as amended (3)

Exhibit No.	Exhibit Description

5.1	Opinion of Baker & Hostetler LLP regarding the legality of the securities being registered on behalf of DDR
8.1	Opinion of Duane Morris LLP regarding certain U.S. tax matters
23.1	Consent of PricewaterhouseCoopers LLP (DDR)
23.2	Consent of KPMG LLP (IRRETI)
23.3	Consent of Baker & Hostetler LLP (included in Exhibit 5.1)
23.4	Consent of Duane Morris LLP (included in Exhibit 8.1)
24.1	Power of Attorney (previously filed)
99.1	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (4)
99.2	Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
99.3	Form of Proxy Card

(1)	Attached to the proxy statement/prospectus as Annex A.

(2)	Incorporated by reference from DDR’s Registration Statement on Form S-3 (No. 333-108361) filed with the SEC on August 29, 2003.

(3)	Incorporated by reference from DDR’s Registration Statement on Form S-4 (No. 333-117034) filed with the SEC on June 30, 2004.

(4)	Attached to the proxy statement/prospectus as Annex B.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because they are inapplicable or the information required to be set forth therein is contained, or incorporated by reference, in the consolidated financial statements of DDR or IRRETI or notes thereto.

Item 22.  Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the “Securities Act of 1933”), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectus filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) (a) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424; (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(c) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 as is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beachwood, State of Ohio, on January 3, 2007.

DEVELOPERS DIVERSIFIED REALTY CORPORATION

By:	/s/ Scott A. Wolstein
Scott A. Wolstein
Chief Executive Officer and Chairman

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

/s/ Scott A. Wolstein Scott A. Wolstein	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	January 3, 2007

* William H. Schafer	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 3, 2007

* Dean S. Adler	Director	January 3, 2007

* Terrance R. Ahern	Director	January 3, 2007

* Robert H. Gidel	Director	January 3, 2007

* Victor B. MacFarlane	Director	January 3, 2007

* Craig Macnab	Director	January 3, 2007

* Scott D. Roulston	Director	January 3, 2007

* Barry A. Sholem	Director	January 3, 2007

* William B. Summers, Jr.	Director	January 3, 2007

*/s/ Scott A. Wolstein Scott A. Wolstein, Attorney-In-Fact